THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. IF YOU ARE IN ANY DOUBT AS TO THE ACTION YOU SHOULD TAKE, YOU ARE RECOMMENDED TO SEEK YOUR OWN FINANCIAL ADVICE FROM YOUR STOCKBROKER, BANK MANAGER, SOLICITOR, ACCOUNTANT OR OTHER INDEPENDENT FINANCIAL ADVISER AUTHORISED UNDER THE FINANCIAL SERVICES ACT 1986.

IF YOU HAVE SOLD OR OTHERWISE TRANSFERRED ALL OF YOUR SHARES IN WPP GROUP PLC, PLEASE SEND THIS DOCUMENT AND THE ACCOMPANYING DOCUMENTS AT ONCE TO THE PURCHASER OR TRANSFEREE OR TO THE STOCKBROKER, BANK OR OTHER AGENT THROUGH WHOM THE SALE OR TRANSFER WAS EFFECTED FOR TRANSMISSION TO THE PURCHASER OR TRANSFEREE.

A copy of this document, which comprises listing particulars, has been prepared in accordance with the Listing Rules of the UK Listing Authority made under section 142 of the Financial Services Act 1986 and has been delivered to the Registrar of Companies in England and Wales for registration as required by section 149 of that Act.

Application has been made to the UK Listing Authority for the Consideration Shares to be admitted to the Official List and to the London Stock Exchange for the Consideration Shares to be admitted to trading on its market for listed securities. It is expected that Admission will become effective and that dealings on the London Stock Exchange will commence at 8.00 am (London time) on the Effective Date.

--------------------------------------------------------------------------------

                                 WPP GROUP PLC

                              LISTING PARTICULARS

                          RELATING TO THE MERGER WITH
                              YOUNG & RUBICAM INC.

                                      AND

  THE ISSUE OF UP TO 433,710,712 ORDINARY SHARES OF 10 PENCE EACH IN WPP GROUP
                                      PLC

                                  SPONSORED BY
                          GOLDMAN SACHS INTERNATIONAL
                                      AND
                          MERRILL LYNCH INTERNATIONAL

---------------------------------------------------------

Goldman Sachs International and Merrill Lynch International, each of which is regulated in the United Kingdom by The Securities and Futures Authority Limited, are acting exclusively for WPP Group plc and for no-one else in connection with the Merger and will not be responsible to anyone other than WPP Group plc for providing the protections afforded to customers of Goldman Sachs International and Merrill Lynch International respectively or for providing advice in relation to the Merger.

The distribution of this document in jurisdictions other than the United Kingdom may be restricted by law and therefore persons into whose possession this document comes should inform themselves about and observe such restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction.

                                    CONTENTS

                                                                          PAGE
                                                                        --------
PART I    MERGER OF WPP WITH YOUNG & RUBICAM..........................      3
  1.      Introduction................................................      3
  2.      Summary of the Merger.......................................      3
  3.      Sale restrictions...........................................      5
  4.      Y&R's business..............................................      6
  5.      Strategic and financial reasons for the Merger..............      6
  6.      Enlarged WPP Group board and headquarters...................      9
  7.      Dividends and dividend policy...............................      9
  8.      Accounting treatment and reporting..........................     10
  9.      Current trading and prospects...............................     10
  10.     Extraordinary General Meeting...............................     10
  11.     Listing and dealing.........................................     10
  12.     Risk factors relating to the Merger.........................     11
  13.     Forward-looking statements may prove inaccurate.............     12
  14.     Nature of financial information.............................     13

PART II   INFORMATION RELATING TO WPP.................................     14
  1.      Business description of WPP.................................     14
  2.      Extraction of financial information.........................     14
  3.      Financial information on WPP................................     15
  4.      Unaudited interim results for the six months ended 30 June
          2000........................................................     52

PART III  INFORMATION RELATING TO YOUNG & RUBICAM.....................     71
  1.      Business description of Y&R.................................     71
  2.      Extraction of financial information.........................     71
  3.      Financial information on Y&R................................     72
  4.      Unaudited interim results for the six months ended 30 June
          2000........................................................     95
  5.      Unaudited restatements of Young & Rubicam's financial
          information under UK GAAP...................................    101
  6.      Letter from PricewaterhouseCoopers LLP......................    111

PART IV   PRO FORMA FINANCIAL INFORMATION.............................    113
  1.      Pro forma financial information on WPP and Y&R..............    113
  2.      Letter from Arthur Andersen.................................    121

PART V    TERMS OF THE MERGER AND REGULATORY MATTERS..................    123
  Section A:  Summary of the terms of the Merger......................    123
  Section B:  Summary of the terms of the no-sale agreements..........    130
  Section C:  General regulatory matters..............................    132

PART VI   ADDITIONAL INFORMATION......................................    134
  1.      Responsibility..............................................    134
  2.      Incorporation...............................................    134
  3.      Share capital...............................................    134
  4.      Memorandum and Articles of Association of WPP...............    137
  5.      WPP Share Schemes and details of outstanding options and
          awards under the WPP Share Schemes and Y&R stock option
          plans.......................................................    142
  6.      Principal subsidiary undertakings and associated
          undertakings................................................    149
  7.      Directors, Proposed Directors and Y&R Directors.............    150
  8.      Interests of the Directors and the Proposed Directors.......    157
  9.      Material contracts..........................................    160
  10.     Litigation..................................................    162
  11.     Principal establishments....................................    163
  12.     United Kingdom taxation.....................................    163
  13.     Working capital.............................................    164
  14.     General.....................................................    164
  15.     Documents available for inspection..........................    164

DEFINITIONS...........................................................    166

                                     PART I

                       MERGER OF WPP WITH YOUNG & RUBICAM

1.    INTRODUCTION

      On 12 May 2000, the boards of WPP and Y&R announced that they had reached agreement on the terms of a proposed merger of the two companies.

     The Merger is subject to a number of conditions, including approval by WPP Share Owners and Y&R Share Owners at their respective general meetings. In addition, the Merger is conditional on a number of regulatory and other consents and confirmations in the European Union and certain other jurisdictions. The Merger is expected to be completed on 3 October 2000 assuming that the various approvals and regulatory consents are received by such date.

     The Board of Y&R has unanimously approved the Merger Agreement and has recommended that Y&R Share Owners vote in favour of the Merger. The Board of WPP has unanimously approved the Merger Agreement and has recommended that WPP Share Owners vote in favour of the Merger.

2.    SUMMARY OF THE MERGER

2.1   STRUCTURE

      The Merger is to be effected by a statutory merger under Delaware law whereby York II Merger Corp (a Delaware corporation and an indirect wholly-owned subsidiary of WPP), will be merged with and into Y&R and Y&R will become an indirect wholly-owned subsidiary of WPP in accordance with the terms of the Merger Agreement.

     WPP Ordinary Shares will continue to be traded on the London Stock Exchange and WPP ADSs will remain listed on the Nasdaq. Following completion of the Merger, WPP will indirectly own all of the Y&R Common Shares.

2.2   TERMS OF THE MERGER

      Under the terms of the Merger, Y&R Share Owners (other than WPP, Y&R or any of their respective subsidiaries) will be entitled to receive, for each Y&R Common Share held, 0.835 of a WPP ADS (each ADS representing five WPP Ordinary Shares). Each Y&R Share Owner may elect to receive five new WPP Ordinary Shares in lieu of each WPP ADS he would otherwise be entitled to receive.

     Each Y&R Share Owner who would otherwise have been entitled to receive a fraction of a WPP ADS or a WPP Ordinary Share will receive, in lieu thereof, cash (without interest) equal to his proportionate interest in the net proceeds of sale of the WPP Ordinary Shares representing the aggregate of the fractional entitlements which Y&R Share Owners would be entitled to receive pursuant to the terms of the Merger.

     Upon the Merger becoming effective, each outstanding Y&R Stock Option will convert into an option to acquire 4.175 new WPP Ordinary Shares, if the option holder is primarily resident or employed in Europe, or into an option to acquire 0.835 of a WPP ADS in all other cases. As at 21 August 2000 (the latest practicable date prior to the publication of this document) there were 23,293,354 Y&R Stock Options outstanding.

     In addition, upon the Merger becoming effective, the Y&R Convertible Notes will become convertible into 0.835 of a WPP ADS for each Y&R Common Share into which they were convertible prior to the Merger.

     Accordingly, it is expected that completion of the Merger will require the issue of up to approximately 433,710,712 new WPP Ordinary Shares (including new WPP Ordinary Shares to be issued on the exercise of the Y&R Stock Options, the conversion of the Y&R Convertible Notes and as deferred consideration for previous Y&R acquisitions). On the basis of a price of L8.45 for each WPP Ordinary Share (based on the closing middle market price on 11 May 2000, the last business day prior to the announcement of the Merger), the Merger values the entire fully diluted share capital of Y&R at approximately L3.6 billion.

     Immediately following the Merger becoming effective, the interests of WPP's existing Share Owners are expected to represent approximately two thirds and those of Y&R Share Owners and option holders one third of the enlarged fully diluted issued share capital of WPP.

     Further details of the Merger, including the principal terms of the Merger Agreement and the conditions to the implementation of the Merger, are set out in Section A of Part V of this document.

2.3   SHARE OWNER APPROVALS AND OTHER CONDITIONS

     (a)   WPP Share Owner approval

           The Merger is conditional upon the passing, at the Extraordinary General Meeting which has been convened for 29 September 2000, of ordinary resolutions to approve the Merger, to increase the authorised share capital of WPP, to authorise the Directors to allot new WPP Ordinary Shares and to approve the appointment of four new directors who have been designated by Y&R to the Board of WPP. A special resolution will also be proposed to disapply the statutory pre-emption rights contained in Section 89(1) of the Companies Act in respect of the allotment for cash of equity securities of up to an aggregate nominal amount of L7,662,089 which (after taking account of certain obligations to be assumed by WPP under the terms of the Merger Agreement requiring the allotment of WPP Ordinary Shares for cash) will represent approximately 5% of the expected enlarged issued share capital of WPP on completion of the Merger. In addition, a further ordinary resolution will be proposed to increase the limit on the aggregate annual remuneration which may be paid to non-executive Directors under WPP's Articles of Association from L250,000 to L450,000 and a further ordinary resolution will be proposed to enable the Company to provide any special remuneration to a non-executive Director, for any special or extra services requested by the Company, in the form of WPP Ordinary Shares (by means of a right to acquire those shares in lieu of cash, at a price no less than the nominal amount of such shares). Approval of the Merger and related matters is not conditional upon the passing of any of the last three resolutions.

     (b)   Y&R Share Owner approval

           The Merger is conditional upon approval by the holders of a majority of the voting rights of the Y&R Common Shares.

           A special meeting of Y&R Share Owners has been convened for 28 September 2000, at which Y&R Share Owners will be asked to approve and adopt the Merger Agreement.

     (c)   Regulatory consents

           The Merger is conditional on certain regulatory consents and clearances, further details of which are set out in Section C of Part V of this document.

     (d)   Other conditions

           The Merger is also conditional on the satisfaction or waiver of certain other conditions including the admission of the Consideration Shares to the Official List and admission of the Consideration Shares to trading by the London Stock Exchange. Further details are set out in Section A of Part V of this document.

2.4   CONSENTS AND TIMING

      The Merger is conditional on obtaining certain specified consents, waivers and clearances. Application has been made to the European Commission and other relevant national authorities for the necessary consents and clearances, further details of which are set out in Section C of Part V of this document. The European Commission issued its clearance decision for the Merger on 24 August 2000.

     Subject to these consents, waivers, clearances and share owner approvals being obtained, the Merger is expected to be completed on 3 October 2000.

2.5   TERMINATION

      The Merger Agreement may be terminated prior to the Effective Date:

     (a)   by mutual consent of WPP and Y&R;

     (b)   by either party if:

           (i) the Merger has not been completed by 11 February 2001 (the "Long Stop Date") provided that this right shall not be exercisable by a party whose failure to comply in any material respect with its obligations resulted in the failure to complete the Merger by the Long Stop Date;

           (ii) a governmental entity prohibits the Merger but only if the terminating party has used commercially reasonable efforts to prevent such prohibition and the prohibition is not due to a material breach of the Merger Agreement by that party; or

           (iii) the relevant share owner approvals of WPP or Y&R are not obtained;

     (c)   by one party if:

           (i) the directors of the other party withdraw or adversely modify their recommendation to share owners to vote in favour of the Merger;

           (ii) the directors of the other party recommend an alternative proposal or offer to their share owners; or

           (iii) any representation or warranty of the other party is inaccurate, or the other party is in breach of any of its obligations contained in the Merger Agreement, and the breach is not remedied within 20 business days following written notice of the breach, and such inaccuracy or breach would result in any condition in the Merger Agreement not being satisfied by the Long Stop Date.

     Further details regarding termination are set out in paragraph 7 of Section A of Part V of this document.

2.6   TERMINATION PAYMENTS

      Y&R will be entitled to receive a US$25 million fee from WPP if the Merger Agreement is terminated because WPP's share owners vote against the Merger. The termination fee payable by WPP to Y&R will be increased to US$75 million if:

     (a) the Merger Agreement is terminated by Y&R after WPP's Board has withdrawn or adversely modified its favourable recommendation of the Merger to its share owners at a time when an alternative acquisition proposal or offer for WPP is pending;

     (b) WPP or its Board recommends an alternative acquisition proposal to its share owners; or

     (c) an alternative acquisition, proposal or offer for WPP is made or is publicly announced and the Merger Agreement is subsequently terminated:

           (i) by WPP or Y&R, because the necessary approval of WPP's share owners at the EGM is not obtained; or

           (ii) by WPP, because the Merger is not consummated by the Long Stop Date, except that no fee will be payable to Y&R if the necessary approval of Y&R Share Owners has not then been obtained for any reason other than as a result of a breach by WPP; or

           (iii) by Y&R, because any representation or warranty of WPP contained in the Merger Agreement is inaccurate or WPP breaches any of its obligations contained in the Merger Agreement and such breach is not remedied within 20 business days following written notice of the breach from Y&R and such inaccuracy or breach would result in any condition of the Merger Agreement not being satisfied by the Long Stop Date;

           AND, in any such case, within nine months after the Merger Agreement is terminated, WPP enters into an agreement in respect of any alternative proposal or an alternative transaction is completed.

     WPP will be entitled to receive from Y&R a fee of US$25 million if the Merger Agreement is terminated because Y&R Share Owners vote against the Merger Agreement. An increased fee of US$175 million will be payable by Y&R to WPP if circumstances similar to those described in (a) to (c) above arise in relation to Y&R.

     Further details regarding termination payments are set out in paragraph 8 of Section A of Part V.

3.    SALE RESTRICTIONS

      Contemporaneously with the execution of the Merger Agreement, WPP entered into no-sale agreements with sixteen senior executives of Y&R, including Mr Thomas D. Bell Jr., Y&R's chairman and chief executive officer, Mr Michael J. Dolan, the chief executive officer of Y&R following completion of the Merger, Edward H. Vick, worldwide chairman and chief executive officer of Y&R Advertising and Mr Peter A. Georgescu, former chairman and chief executive of Y&R. Under these agreements, these senior executives and Mr Georgescu have agreed not to sell a total of approximately six million of their Y&R Common Shares and/or the shares received from the exercise of their Y&R Stock Options (and, following completion of the Merger, the WPP Ordinary Shares and options which they will receive under the terms of the Merger in exchange for those shares and options) for a one year period ending on 11 May 2001.

     Further details regarding the no-sale agreements are set out in Section B of Part V of this document.

4.    Y&R'S BUSINESS

      Y&R is one of the world's leading global communications services groups. The Y&R Group comprises a network of agencies in the fields of advertising, media investment management, information and consultancy, public relations and public affairs, branding and identity, healthcare and specialist communications. Y&R has over 300 offices in over 70 countries around the world. For the year ended 31 December 1999, the Y&R Group had worldwide billings of US$8.53 billion. Set out below is a summary of some of the key areas of the Y&R Group's business.

     Young & Rubicam Advertising is a leading full-service consumer advertising agency, offering expertise in consumer research, strategic and creative development, and media buying and planning. In addition to agency networks in a number of countries, Young & Rubicam Advertising is represented in the Asia Pacific region by Dentsu, Young & Rubicam, a series of joint ventures with Dentsu, Inc. of Japan, in which Y&R is the majority partner (owning at least 66% of each joint venture) except in Japan, the Philippines and India.

     The Media Edge is a leading full-service global media business, and The Digital Edge, formed in 1999, specialises in planning and buying for internet media, electronic commerce and other fledgling technologies and digital media.

     Y&R 2.1 is a new type of advertising agency, dedicated to integrating on-line and off-line marketing communications in support of brands around the world.

     The Bravo Group and Kang & Lee are full-service advertising agencies in the United States devoted to creating communications targeted at fast-growing multicultural groups. Bravo's focus is on Hispanic Americans, Kang & Lee's on Asian Americans.

     Impiric is a global, full-service consulting and communications firm that provides strategic, customer-centred solutions to business problems. Impiric works closely with KnowledgeBase Marketing, another recently acquired Y&R company.

     Y&R's diversified communications group includes Burson-Marsteller, the world's largest public relations and public affairs firm, Landor Associates, one of the world's leading branding consultancies and strategic design firms, Cohn & Wolfe, a public relations and public affairs firm and Sudler & Hennessey, an international healthcare communications agency. Most recently, Y&R acquired Robinson Lerer & Montgomery, a leader in the field of strategic communications.

     In the area of internet marketing, Y&R has made considerable investments including Luminant Worldwide Corporation, a key player in the interactive services arena, Harris Interactive, a leader in on-line market research, and Digital Convergence, MediaPlex and iWeb, creators of new internet vehicles that deliver marketing messages and content to consumers.

5.    STRATEGIC AND FINANCIAL REASONS FOR THE MERGER

5.1 WPP and Y&R believe that the enlarged WPP Group will be better positioned to become the world's premier provider of communications services and that it will be capable of achieving a faster rate of organic growth and hence greater long-term share owner value than could be achieved by either of the groups remaining separate.

     The WPP Directors believe that the principal strategic and financial reasons for the Merger are as follows:

     Firstly, the philosophy and cultures of the two organisations are very similar. Y&R was one of the first communications services groups to formulate and implement a consistent approach to the integration of advertising and marketing services for clients. Since the 1960's, Y&R has developed its integrated approach both organically and by acquiring leading marketing brands such as Burson-Marsteller, Cohn & Wolfe, Wunderman Cato, Johnson, Landor Associates and Sudler & Hennessey, amongst others. Similarly, since it was founded in 1985, WPP has developed a strategy aimed at adding value to clients, share owners and employees through the integration of advertising and marketing services. Other groups claim a similar approach but, to the knowledge of WPP and Y&R, few have been able to implement it so successfully.

     Secondly, both WPP and Y&R share a number of major clients including Ford Motor Company, Philip Morris, Sears and Mattel. Within the enlarged WPP Group client conflicts will be managed more effectively through separate operating brands so that clients will be assured of confidentiality.

     Thirdly, both WPP and Y&R complement one another in providing alternative operating brands in the areas of advertising, media investment management, information and consultancy, public relations and public affairs, branding and identity, healthcare and specialist communications and in the internet sector. In information and consultancy, Y&R's BrandAsset Valuator and investment in internet based market research will provide the enlarged WPP Group with additional opportunities.

     Fourthly, the Merger will strengthen the enlarged WPP Group geographically, particularly in North America and Continental Europe. In addition, Asia Pacific offers an interesting opportunity where Y&R has a series of important joint ventures with Dentsu, the world's largest advertising agency. The enlarged WPP Group will have the number one or two position in the following major geographic regions, based on WPP and Y&R's gross income for their respective financial years ended 31 December 1999:

      - North America
      - United Kingdom
      - Continental Europe
      - Asia Pacific
      - Latin America
      - Africa and Middle East

     Finally, the Merger offers opportunities in terms of enhanced revenue growth and cost synergies. Whilst the WPP Board feels that it is inadvisable to estimate revenue growth at this stage, the Directors believe that there will be considerable potential for such growth as a result of enhanced operational capabilities and the opportunity to co-ordinate approaches on global, regional and national accounts. On the cost side, pre-tax annual operating cost savings of US$30 million are expected to be achieved by the end of 2001 (see paragraph 12.3 of Part I of this document for certain risk factors in relation to this estimate). These savings are expected to result from the elimination of certain central cost duplications and by co-ordinating certain common activities including, amongst others, financial planning, budgeting, reporting and control, tax and treasury management, activities relating to mergers and acquisitions, investor relations, human resources, property, procurement, information technology and practice development. The Directors believe that the Merger will be accretive to WPP's earnings in the first full year following completion of the Merger.

5.2 The services of the enlarged WPP Group and its highly complementary portfolio of leading operating brands are listed below:

     (a) ADVERTISING--development of marketing and branding campaigns, and production and design of advertisements

           - WPP: Ogilvy and Mather Worldwide, J. Walter Thompson Company and Conquest

           - Y&R: Young & Rubicam Advertising, Dentsu, Young & Rubicam and Y&R
             2.1

     (b) MEDIA INVESTMENT MANAGEMENT--planning and purchasing time and/or space in various media, including broadcast and cable television, radio, newspapers, magazines, billboards and the internet

           - WPP: MindShare

           - Y&R: The Media Edge and The Digital Edge

     (c) INFORMATION AND CONSULTANCY--conducting consumer, media, corporate communications and policy research, advertising research, pre-testing, tracking and evaluation of advertising and promotions design and management of international market studies and new product development and testing

           - WPP: Research International, Millward Brown, Kantar Media Research, Center Partners, IMRB International, Winona Group and Goldfarb Consultants and "BRANDZ," an advanced diagnostic and predictive proprietary research tool

           - Y&R: "BrandAsset-Registered Trademark- Valuator," a proprietary diagnostic and predictive proprietary research tool

     (d) PUBLIC RELATIONS AND PUBLIC AFFAIRS--providing advice and services with respect to corporate, financial and marketing communications, government lobbying, crisis management and public affairs

           - WPP: Hill and Knowlton, Ogilvy Public Relations Worldwide, Alexander Ogilvy, Timmons & Company, The Wexler Group and Buchanan Communications

           - Y&R: Burson-Marsteller, Cohn & Wolfe and Robinson Lerer &
             Montgomery

     (e) CONSUMER RELATIONSHIP MANAGEMENT--planning, designing and implementing direct marketing and sales promotions, including direct mail and direct response television advertising, telemarketing and database and online marketing

           - WPP: OgilvyOne Worldwide

           - Y&R: impiric (formerly Wunderman Cato Johnson) and KnowledgeBase Marketing

     (f)    BRANDING AND IDENTITY, HEALTHCARE AND SPECIALIST
           COMMUNICATIONS--providing services with respect to brand and corporate identity, package design, retail design and branded environments, verbal branding and corporate literature

           - WPP: Enterprise IG, Brand Union, Coley Porter Bell

           - Y&R: Landor Associates

           and also providing marketing and communications services in the healthcare area

           - WPP: CommonHealth

           - Y&R: Sudler & Hennessey

5.3 In addition to the services and operating brands referred to above, both WPP and Y&R have recognised the potential of the internet for fuelling growth in the communications services industry and, together the enlarged WPP Group, will have one of the industry's broadest portfolio of internet investments. The following table identifies companies operating in various internet sectors in which the WPP Group or Y&R Group have recently made investments:

                                      WPP                                                          Y&R
         -------------------------------------------------------------   --------------------------------------------------------
         COMPANY                SECTOR                   SHAREHOLDING    COMPANY                  SECTOR
         -------                ------                   ------------    -------                  ------
         Syzygy                 Web development              34.26%      KnowledgeBase Marketing  Database marketing/CRM
         Concept!               Web development              17.70%      Luminant                 Internet professional services
         Net King               Portal                       16.67%      Digital Convergence      Internet media targeting
         e-Rewards              Loyalty                      19.40%      Mediaplex                Internet advertising technology
         TWIi                   B-2-B sports content         19.48%      Harris Interactive       Internet research
         Intraspect             Knowledge management          7.65%      Cyber Dialogue           Internet marketing
         Visible World          Video personalisation         6.28%      Naviant                  Targeted internet advertising
         Big Words              College-based e-commerce      3.71%      iWeb                     Internet advertising technology
         Red Sheriff            Internet research             5.00%      Streampipe               Internet broadcasting
         Roundarch              e-commerce consulting        19.90%      eMotion                  Digital asset management
         Metapack               e-fulfillment                 4.99%      Gamut Interactive        Smartcard technology
         Imagine                e-CRM                         2.00%
         Deckchair              Online travel                 7.96%
         Inferentia Spa         e-business consulting         4.00%
         Advertising.com        New media advertising         1.30%

                                     Y&R
         ---------------------  -------------
         COMPANY                SHAREHOLDING
         -------                ------------
         Syzygy                       100%
         Concept!                   20.62%
         Net King                    5.88%
         e-Rewards                   0.71%
         TWIi                        4.17%
         Intraspect                 12.45%
         Visible World               5.37%
         Big Words                  18.30%
         Red Sheriff                23.81%
         Roundarch                  10.50%
         Metapack                    5.51%
         Imagine
         Deckchair
         Inferentia Spa
         Advertising.com

     The WPP Directors believe that these investments will afford the enlarged WPP Group significant opportunities to provide services to existing clients of the enlarged WPP Group and to establish relationships with the relevant partners in these investments.

     The WPP Directors also believe that the enlarged WPP Group will be well positioned to benefit substantially from:

     - competition-driven increased spending on branding;

     - providing services to dot-coms building their brands;

     - providing services to traditional clients building internet operations;
       and

     - providing services to internet-related companies needing help with their internet strategy.

6.    ENLARGED WPP GROUP BOARD AND HEADQUARTERS

      Following completion of the Merger, the number of Directors of WPP will be sixteen, twelve of whom will be existing directors of WPP (eight of whom will be non-executive Directors) and four of whom will be designated by Y&R (three of whom will be non-executive Directors). In addition, prior to 30 June 2001, Y&R will be entitled to appoint a further non-executive Director to the board of WPP, who is neither a US resident nor a US citizen.

     Sir Martin Sorrell, the current group chief executive of WPP, will continue to be the group chief executive of the Company. Mr. Michael Dolan will be chief executive officer of Y&R. Short biographies of the Directors and the Proposed Directors of the Company are set out in paragraph 7.3 of Part VI.

     The Directors of WPP following the Merger will be:

         DIRECTOR                                    OFFICE
         --------                                    ------
         Hamish Maxwell                              Chairman, Non-Executive Director
         Sir Martin Sorrell                          Group Chief Executive
         Paul Richardson                             Group Finance Director
         Brian Brooks                                Chief Human Resources Officer
         Eric Salama                                 Group Director of Strategy
         Jeremy Bullmore                             Non-Executive Director
         Esther Dyson                                Non-Executive Director
         Masao Inagaki                               Non-Executive Director
         John Jackson                                Non-Executive Director
         Christopher Mackenzie                       Non-Executive Director
         Stanley Morten                              Non-Executive Director
         John Quelch                                 Non-Executive Director
         Michael J. Dolan*                           Chief Executive Officer of Y&R
         F. Warren Hellman*                          Non-Executive Director
         Michael H. Jordan*                          Non-Executive Director
         Sir Christopher Lewinton*                   Non-Executive Director

      * The Proposed Directors are those marked with an asterisk.

     A transition committee (which is not a committee of the Board of WPP) has been established under the terms of the Merger Agreement and will be maintained for one year after the Effective Date. The committee will initially be comprised of Mr. Thomas D. Bell, Jr, who will be chairman of the committee, Mr. Michael J. Dolan, Sir Martin Sorrell and Mr. Paul Richardson. This committee will be responsible for overseeing the transition as Y&R becomes part of the enlarged WPP Group. It will not be responsible for controlling the operations of the business of WPP and Y&R.

     WPP's headquarters will continue to be in London. The headquarters of Y&R's agencies will continue to be located in the United States after completion of the Merger.

7.    DIVIDENDS AND DIVIDEND POLICY

      It is expected that half yearly dividends will continue to be paid on WPP Ordinary Shares in July and November in each year. The level of future WPP dividends will be dependent upon WPP's earnings, financial condition and other factors affecting its businesses. However, the payment of a dividend in any period cannot be guaranteed and is ultimately within the discretion of the Board of WPP.

     Holders of WPP Ordinary Shares receive dividends in pounds sterling. The Depositary will convert into US dollars any cash dividend paid by WPP on the WPP Ordinary Shares, unless it is not reasonable, because of governmental regulation or otherwise, for the Depositary to effect the conversion into US dollars. The Depositary will distribute those US dollars, after deducting its fees and expenses, to holders of WPP ADSs.

     The Consideration Shares will rank PARI PASSU in all respects with the existing WPP Ordinary Shares except that they will not rank for the interim dividend payable in respect of the year ending 31 December 2000 or for any other dividend the record date of which falls prior to the Effective Date.

8.    ACCOUNTING TREATMENT AND REPORTING

      WPP will account for the Merger using the acquisition method of accounting under UK GAAP in accordance with FRS 6 ``Acquisitions and Mergers". This results in pro forma goodwill of approximately L3,964.3 million (as sourced from the pro-forma information in Part IV) based on the closing mid-market price of WPP Ordinary Shares of L9.65 on 30 June 2000 and
      73.2 million Y&R Common Shares and 23.6 million Y&R Stock Options in issue as at 30 June 2000. This also assumes that 404 million new WPP Ordinary Shares will have been issued in connection with the Merger. In calculating the number of new WPP Ordinary Shares to be issued, no account has been taken of (i) any Y&R Common Shares issued since 30 June 2000; (ii) any Y&R Stock Options granted since 30 June 2000; (iii) any WPP Ordinary Shares to be issued in respect of the Y&R Convertible Notes or (iv) any new WPP Ordinary Shares that will have to be issued as consideration for certain previous acquisitions by Y&R. The actual goodwill arising as a result of the Merger will be based on the closing mid-market price of WPP Ordinary Shares and the number of Y&R Common Shares and Y&R Stock Options in issue at the Effective Date.

     Goodwill arising on the transaction has been assumed to have an indefinite useful economic life and will therefore not be amortised. Goodwill assumed to have an indefinite useful economic life is subject to an annual impairment review conducted in accordance with FRS 11 ``Impairment of Fixed Assets and Goodwill".

     The financial year end of WPP will continue to be 31 December in each year. The consolidated accounts of WPP will be published in sterling and will be prepared in accordance with UK GAAP, with a reconciliation of certain financial information to US GAAP. WPP plans to introduce quarterly earnings reporting during 2002.

9.    CURRENT TRADING AND PROSPECTS

      As shown in the interim results, the WPP Group's performance during the six months ended 30 June 2000 continued to improve with strong underlying revenue growth and with gains in market share in all geographical regions. Indications are that for the latter half of 2000, these trends will continue. Industry projections for advertising market growth in 2001 look only marginally lower than 2000 and projections for non-advertising marketing services continue to predict growth at a fast rate.

     Although market conditions are good, plans, budgets and forecasts of revenues will continue to be made on a conservative basis and considerable attention continues to focus on operating profit growth, improving operating margins and the enlarged WPP Group's staff cost to revenue ratios.

10.   EXTRAORDINARY GENERAL MEETING

      An Extraordinary General Meeting has been convened for 10.00 am on 29 September 2000 at which the resolutions set out in the Notice of Extraordinary General Meeting incorporated in the Circular accompanying this document will be proposed.

     An explanation of the resolutions to be proposed at the Extraordinary General Meeting and the action to be taken at the Extraordinary General Meeting are set out in the Circular.

11.   LISTING AND DEALING

      Application has been made to the UK Listing Authority for the Consideration Shares to be admitted to the Official List and to the London Stock Exchange for the Consideration Shares to be admitted to trading on the London Stock Exchange's market for listed securities. The WPP ADSs representing the Consideration Shares will be listed on the Nasdaq. It is expected that Admission will become effective and that dealings on the London Stock Exchange will commence at 8.00 am (London time) on the Effective Date. It is a condition to the Merger becoming effective that Admission becomes effective.

12.   RISK FACTORS RELATING TO THE MERGER

12.1 THE PERFORMANCE OF THE ENLARGED WPP GROUP WILL BE AFFECTED BY ITS ABILITY TO RETAIN KEY PERSONNEL.

      The employees of both the WPP Group and the Y&R Group are important and the performance of the enlarged WPP Group will be affected by its ability to retain these employees after completion of the Merger.

     Other than the 22 senior executives and other key employees who have entered, or are to enter, into employment agreements with Y&R, personnel of Y&R are generally not subject to employment contracts and therefore may terminate their employment at any time. Furthermore, those 22 individuals entering into new employment agreements may voluntarily terminate their employment at any time, although in doing so they would forfeit their rights under such employment agreements to receive salary, bonuses and other benefits.

     Upon completion of the Merger, all outstanding Y&R Stock Options, other than those received by employees in Y&R's annual stock option grant for this year and those granted after 11 May 2000, will become fully vested and immediately exercisable for WPP Ordinary Shares or WPP ADSs. Y&R employees, other than a group of senior Y&R executives who have agreed not to sell two-thirds of their stock and options for one year ending 11 May 2001, will be free to sell the WPP Ordinary Shares or WPP ADSs they receive upon exercise of these options. In addition, under Y&R's change in control severance plan and under the employment agreements entered into (or to be entered into) by the 22 senior executives and other key employees of Y&R, senior and key employees of Y&R will be entitled to receive severance payments if their employment is terminated by Y&R without cause, or if they terminate their employment for good reason after completion of the Merger.

     If the enlarged WPP Group is unable to retain Y&R's and WPP's senior executives and key employees, or fails to attract qualified personnel to replace any employees who leave, the business of the enlarged WPP Group may be materially and adversely affected.

12.2  EXISTING CLIENTS MAY BE LOST AS A RESULT OF THE MERGER.

      The performance of the enlarged WPP Group will be affected by its ability to retain the existing clients of WPP and Y&R and attract new clients. The ability to retain existing clients and attract new clients may, in some cases, be limited by clients' policies on conflicts of interest. These policies can in some cases prevent one agency and, in limited circumstances, different agencies under the same holding company, from performing similar services for competing products or companies. Although WPP and Y&R do not believe that clients will terminate relationships where conflicts exist, those conflicts could result in clients terminating their relationship with the agencies of the enlarged WPP Group or reducing the projects for which they retain those agencies. Moreover, because of the enlarged WPP Group's larger number of clients, there could be a greater likelihood of conflict with potential new clients in the future. If the enlarged WPP Group fails to maintain existing clients or attract new clients, its business may be materially and adversely affected.

12.3 THE COST SAVINGS AND OTHER BENEFITS EXPECTED FROM THE MERGER MAY NOT BE REALISED.

      It is expected that the Merger will result in cost savings and other benefits to the enlarged WPP Group. In that regard, estimated pre-tax annual operating savings of US$30 million are expected to be achieved by the end of 2001. It is also expected that the Merger will result in the benefits described in paragraph 5 above. However, this cost saving estimate is inherently subject to significant uncertainties and contingencies, many of which are beyond the control of WPP and Y&R. There can be no assurances that the enlarged WPP Group will achieve these cost savings. The enlarged WPP Group's ability to successfully realise these cost savings and benefits and the timing of this realisation may be affected by a variety of factors, including:

     - its broad geographic areas of operations and the resulting potential complexity of implementing cost savings;

     - the failure to fully develop or carry out its cost savings implementation plans; and

     - unexpected events, including major changes in the advertising, marketing and communication services industries.

     If the cost savings or benefits expected are not realised or are delayed, the market price of the WPP Ordinary Shares and WPP ADSs could be adversely affected.

12.4 THE MARKET PRICE OF WPP ORDINARY SHARES AND WPP ADSS MAY BE SUBJECT TO DOWNWARD PRESSURE FOR A PERIOD OF TIME AS A RESULT OF SALES BY Y&R SHARE OWNERS.

     In connection with the Merger, Y&R Share Owners may sell a significant number of the WPP ADSs or WPP Ordinary Shares they will receive in the Merger. These sales could adversely affect the market price of the WPP Ordinary Shares and WPP ADSs for a period of time after completion of the Merger. Y&R Share Owners who may sell shares in connection with the Merger include:

     - some U.S. mutual funds, state pension funds and other investors who are not permitted to hold equity securities of non-U.S. companies;

     - mutual funds and other investors who hold shares of Y&R because it is included in the S&P 500 Index; WPP Ordinary Shares are not included in that index; and

     - employees of Y&R who hold Y&R Common Shares, vested options and options vesting upon the completion of the Merger. As at 21 August 2000 (the last practicable date prior to the publication of this document) these employees held options to acquire 23,293,354 Y&R Common Shares.

13.   FORWARD-LOOKING STATEMENTS MAY PROVE INACCURATE

      This document and the accompanying Circular contain forward-looking statements about WPP, Y&R and the enlarged WPP Group which are intended to be covered by the safe harbor for "forward-looking statements" provided by the US Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts and include financial projections and estimates and their underlying assumptions; statements regarding plans, objectives and expectations with respect to future operations, products and services; and statements regarding future performance. Forward-looking statements are generally identified by the words "expects", "anticipates", "believes", "intends", "estimates" and similar expressions. Forward-looking statements may need to be updated to comply with the Company's continuing obligations under the Listing Rules.

     The forward-looking statements in this document and the accompanying Circular are subject to various risks and uncertainties, most of which are difficult to predict and generally beyond the control of WPP and Y&R. Accordingly, actual results may differ materially from those expressed in, or implied by, the forward-looking statements. The risks and uncertainties to which forward-looking statements are subject include:

     - those under "Risk factors relating to the Merger" referred to in paragraph 12 of Part I of this document;

     - those discussed or identified in public filings of WPP and Y&R with the SEC;

     - risks and uncertainties with respect to WPP and Y&R's expectations regarding:

       - the timing and completion of the Merger,

       - the value of the Merger consideration,

       - growth and expansion opportunities,

       - market positions,

       - the conduct of worldwide operations,

       - earnings improvements,

       - cost savings,

       - revenue growth,

       - other benefits anticipated from the Merger,

       - gains and losses of clients and client business and projects,

       - changes in the marketing and communications budgets of clients,

       - changes in management or ownership of clients, and

       - retention of, and ability to attract, qualified employees;

     - the effects of:

       - foreign exchange rate fluctuations,

       - regional, national and international economic conditions, including changes in interest rates and the performance of the financial markets,

       - changes in industry rates of compensation,

       - changes in regional, national and international laws,

       - regulations and taxes,

       - changes in competition and pricing environments,

       - the occurrence of natural disasters,

       - regional, national and international market and industry conditions, and

       - regional, national and international political conditions.

     The actual results, performance or achievement by WPP, Y&R or the enlarged WPP Group could differ significantly from those expressed in or implied by any forward-looking statements. Accordingly, no assurance can be given that any of the events anticipated by the forward-looking statements will occur or, if they do, what impact they will have on the results of operations and financial conditions of WPP, Y&R or the enlarged WPP Group following the Merger.

14.   NATURE OF FINANCIAL INFORMATION

      All financial information in this Part I is extracted without material adjustment from the financial information set out in Parts II, III and IV of this document. WPP Share Owners should read the whole document and not just rely on key or summarised information. Except as otherwise indicated, all currency conversions between US dollars and sterling have been made at the closing rate at 30 June 2000 of US$1.5166:L1, at 31 December 1999 of US$1.6182:L1, at 31 December 1998 of US$1.6638:L1 and at 31 December 1997 of US$1.6454:L1.

                                    PART II

                          INFORMATION RELATING TO WPP

1.    BUSINESS DESCRIPTION OF WPP

      WPP Group plc is one of the leading communications services companies in the world. Through its 70 operating companies, it provides clients with advertising, media investment management, information and consultancy, public relations and public affairs, branding and identity, healthcare and specialist communications services. WPP operating companies include
      Ogilvy & Mather Worldwide, J. Walter Thompson, Conquest, MindShare, Research International, Millward Brown, Hill and Knowlton, Ogilvy Public Relations Worldwide, CommonHealth and Enterprise IG. WPP is a member of Business Week's Global 1000, the Forbes International 800, the FTSE-Eurotop 300, the United Kingdom's FTSE 100 companies and the MSCI. The Company aims to provide clients, both national and international, with a comprehensive and, as required, integrated range of communications services of the highest quality, strategically and tactically.

     The WPP Group employs 39,000 people (including associates) in 950 offices in 92 countries. Clients include more than 300 of the Fortune 500 and over one-half of the Nasdaq 100. In the year ended 31 December 1999, WPP had annual turnover (gross billings) of US$15.1 billion (L9.34 billion), revenues of US$3.5 billion (L2.2 billion) and pre-tax profits of US$413 million (L255 million). As at 31 December 1999 net assets were US$529 million (L327 million).

2.    EXTRACTION OF FINANCIAL INFORMATION

      The financial information contained in Section 3 below for the three years ended 31 December 1999, 1998 and 1997 has been extracted, without material adjustment, from the audited consolidated financial statements of WPP for the three years then ended prepared in accordance with UK GAAP and as presented in WPP's Annual Report for the year ended 31 December 1999 filed with the SEC on Form 20-F. The financial information contained in Section 3 below does not constitute statutory accounts within the meaning of
      Section 240 of the Companies Act. WPP's auditors made reports under
      Section 235 of the Companies Act on the financial statements for each of the three years ended 31 December 1999, 1998 and 1997 (each of which received an unqualified opinion and did not contain a statement under
      Section 237(2) or (3) of the Companies Act) which have been delivered to the Registrar of Companies in England and Wales. Arthur Andersen, Chartered Accountants and Registered Auditors, of 1 Surrey Street, London, WC2R 2PS were the auditors of WPP in respect of these financial periods. References in this Part II to "Group" are to the WPP Group.

3.   FINANCIAL INFORMATION ON WPP

3.1  CONSOLIDATED PROFIT AND LOSS ACCOUNT

FOR THE YEARS ENDED 31 DECEMBER 1999, 1998 AND 1997

                                                           NOTES       1999       1998       1997
                                                          --------   --------   --------   --------
                                                                        LM         LM         LM
TURNOVER (GROSS BILLINGS)...............................    (1)       9,345.9    8,000.1    7,287.3
Cost of sales...........................................             (7,173.3)  (6,081.7)  (5,540.6)
                                                                     --------   --------   --------
REVENUE.................................................    (1)       2,172.6    1,918.4    1,746.7
Direct costs............................................               (317.3)    (285.9)    (278.0)
                                                                     --------   --------   --------
GROSS PROFIT............................................              1,855.3    1,632.5    1,468.7
Operating costs.........................................    (2)      (1,591.8)  (1,403.4)  (1,273.8)
                                                                     --------   --------   --------
OPERATING PROFIT........................................                263.5      229.1      194.9
Income from associates..................................                 27.3       16.1       10.6
                                                                     --------   --------   --------
PROFIT ON ORDINARY ACTIVITIES BEFORE INTEREST AND
  TAXATION..............................................    (1)         290.8      245.2      205.5
Net interest payable and similar charges................    (4)         (35.4)     (32.4)     (28.1)
PROFIT ON ORDINARY ACTIVITIES BEFORE TAXATION...........                255.4      212.8      177.4
Taxation on profit on ordinary activities...............    (5)         (76.6)     (67.0)     (56.7)
                                                                     --------   --------   --------
PROFIT ON ORDINARY ACTIVITIES AFTER TAXATION............                178.8      145.8      120.7
Minority interests......................................                 (6.0)      (5.5)      (4.7)
PROFIT ATTRIBUTABLE TO ORDINARY SHARE OWNERS............                172.8      140.3      116.0
Ordinary dividends......................................    (6)         (24.0)     (19.6)     (15.7)
                                                                     --------   --------   --------
RETAINED PROFIT FOR THE YEAR............................                148.8      120.7      100.3
                                                                     ========   ========   ========

EARNINGS PER SHARE......................................    (7)
Basic earnings per ordinary share.......................                 22.9P      19.1p      15.8p
Diluted earnings per ordinary share.....................                 22.5P      18.8p      15.7p
                                                                     ========   ========   ========

ORDINARY DIVIDEND PER SHARE.............................    (6)
Interim dividend........................................                  1.0P      0.84p       0.7p
Final dividend..........................................                  2.1P      1.72p      1.43p
                                                                     ========   ========   ========
EARNINGS PER ADS
Basic earnings per ADS..................................                114.5P      95.5p      79.0p
Diluted earnings per ADS................................                112.5P      94.0p      78.5p
                                                                     ========   ========   ========

ORDINARY DIVIDEND PER ADS
Interim.................................................                  5.0P       4.2p       3.5p
Final...................................................                 10.5P       8.6p       7.2p
                                                                     ========   ========   ========

No operations with a material impact on the Group's results were acquired or discontinued. There is no material difference between the results disclosed in the profit and loss account and the historical cost profit as defined by FRS 3.

Comparative figures in the profit and loss account have been restated following a change in the ratio of ordinary shares per ADS from ten ordinary shares per ADS to five ordinary shares per ADS.

 The accompanying notes form an integral part of this profit and loss account.

3.2  CONSOLIDATED CASH FLOW STATEMENT

FOR THE YEARS ENDED 31 DECEMBER 1999, 1998 AND 1997

                                                               NOTES       1999       1998       1997
                                                              --------   --------   --------   --------
                                                                            LM         LM         LM
NET CASH INFLOW FROM OPERATING ACTIVITIES...................     (9)       348.5      256.0      283.0
Dividends received from associates..........................                 4.3        3.4        2.8
Return on investments and servicing of finance..............    (10)       (37.1)     (28.7)     (30.5)
United Kingdom and overseas tax paid........................               (58.4)     (59.0)     (54.0)
Capital expenditure and financial investment................    (10)       (80.5)     (82.1)     (45.8)
Acquisition payments........................................    (10)      (202.2)    (115.5)     (68.5)
Equity dividends paid.......................................               (21.1)     (16.6)     (13.5)
                                                                          ------     ------     ------
NET CASH (OUTFLOW)/INFLOW BEFORE FINANCING..................               (46.5)     (42.5)      73.5
Net cash inflow/(outflow) from financing....................    (10)       270.0       78.1     (142.3)
                                                                          ------     ------     ------
Increase/(decrease) in cash and overdrafts for the year.....               223.5       35.6      (68.8)
Translation difference......................................                (0.6)       0.9      (13.8)
Balance of cash and overdrafts at beginning of year.........               328.5      292.0      374.6
                                                                          ------     ------     ------
BALANCE OF CASH AND OVERDRAFTS AT END OF YEAR...............               551.4      328.5      292.0
                                                                          ======     ======     ======
RECONCILIATION OF NET CASH FLOW TO MOVEMENT IN NET FUNDS:
INCREASE/(DECREASE) IN CASH AND OVERDRAFTS FOR THE YEAR.....               223.5       35.6      (68.8)
Cash (inflow)/outflow from (increase)/decrease in debt
  financing.................................................              (258.0)     (95.2)     126.1
Other movements.............................................                (1.7)      (0.9)      (1.0)
Translation difference......................................                (6.2)       0.1      (20.8)
                                                                          ------     ------     ------
MOVEMENT IN NET FUNDS IN THE YEAR...........................               (42.4)     (60.4)      35.5
                                                                          ------     ------     ------
NET FUNDS AT BEGINNING OF YEAR..............................     (8)       134.3      194.7      159.2
                                                                          ------     ------     ------
NET FUNDS AT END OF YEAR....................................     (8)        91.9      134.3      194.7
                                                                          ======     ======     ======

    The accompanying notes form an integral part of this cashflow statement.

3.3  CONSOLIDATED STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES

FOR THE YEARS ENDED 31 DECEMBER 1999, 1998 AND 1997

                                                               NOTES       1999       1998       1997
                                                              --------   --------   --------   --------
                                                                            LM         LM         LM
Profit for the financial year...............................              172.8      140.3      116.0
Exchange adjustments on foreign currency net investments....    (23)      (31.2)       4.0      (40.1)
                                                                          -----      -----      -----
TOTAL RECOGNISED GAINS AND LOSSES RELATING TO THE YEAR......              141.6      144.3       75.9
                                                                          =====      =====      =====

    The accompanying notes form an integral part of this statement of total recognised gains and losses.

3.4  CONSOLIDATED BALANCE SHEET

AS AT 31 DECEMBER 1999, 1998 AND 1997

                                                           NOTES       1999       1998       1997
                                                          --------   --------   --------   --------
                                                                        LM         LM         LM
FIXED ASSETS
Intangible assets
  Corporate brands......................................      (12)      350.0      350.0      350.0
  Goodwill..............................................      (12)      410.3      158.0         --
Tangible assets.........................................      (13)      196.7      166.7      143.5
Investments.............................................      (14)      356.9      268.2       70.5
                                                                     --------   --------   --------
                                                                      1,313.9      942.9      564.0
                                                                     --------   --------   --------

CURRENT ASSETS
Stocks and work in progress.............................      (15)      113.5      107.3       99.7
Debtors.................................................      (16)    1,040.4      893.1      827.6
Debtors within working capital facility:................      (17)
  Gross debts...........................................                345.7      294.5      335.2
  Non-returnable proceeds...............................               (214.1)    (209.2)    (211.7)
                                                                     --------   --------   --------
                                                                        131.6       85.3      123.5
Cash at bank and in hand................................                607.0      423.9      364.5
                                                                      1,892.5    1,509.6    1,415.3
CREDITORS: amounts falling due within one year..........      (18)   (2,148.0)  (1,777.3)  (1,701.6)
NET CURRENT LIABILITIES.................................               (255.5)    (267.7)    (286.3)
TOTAL ASSETS LESS CURRENT LIABILITIES...................              1,058.4      675.2      277.7
CREDITORS: amounts falling due after more than one
  year..................................................      (19)     (652.5)    (401.5)    (221.5)
PROVISIONS FOR LIABILITIES AND CHARGES..................      (20)      (79.2)     (77.9)     (74.5)
                                                                     --------   --------   --------
NET ASSETS/(LIABILITIES)................................                326.7      195.8      (18.3)
                                                                     ========   ========   ========

CAPITAL AND RESERVES
Called up share capital.................................      (22)       77.5       76.6       73.6
Share premium account...................................                602.9      562.9      421.6
Goodwill write-off reserve..............................                   --         --   (1,160.4)
Other reserves..........................................                 (1.9)      28.5       78.4
Profit and loss account.................................               (360.3)    (480.3)     561.6
                                                                     --------   --------   --------
EQUITY SHARE OWNERS' FUNDS..............................                318.2      187.7      (25.2)
Minority interests......................................                  8.5        8.1        6.9
                                                                     --------   --------   --------
TOTAL CAPITAL EMPLOYED..................................                326.7      195.8      (18.3)
                                                                     ========   ========   ========

      The accompanying notes form an integral part of this balance sheet.

3.5  CONSOLIDATED STATEMENT OF SHARE OWNERS' FUNDS

FOR THE YEARS ENDED 31 DECEMBER 1999, 1998 AND 1997:

                                         ORDINARY    SHARE     GOODWILL                PROFIT
                                          SHARE     PREMIUM    WRITE-OFF    OTHER     AND LOSS
                                         CAPITAL    ACCOUNT     RESERVE    RESERVES   ACCOUNT     TOTAL
                                         --------   --------   ---------   --------   --------   --------
                                            LM         LM         LM          LM         LM         LM
Balance at 1 January 1997..............    74.1      416.5     (1,068.8)    117.8        482.7     22.3

1997 MOVEMENTS

Ordinary shares issued.................     0.2        5.1           --        --         (2.9)     2.4
Write-off of goodwill arising on
  consolidation in the year............      --         --        (91.6)       --           --    (91.6)
Currency translation movement..........      --         --           --     (40.1)          --    (40.1)
Retained profit for the financial
  year.................................      --         --           --        --        100.3    100.3
Share buy-backs........................    (0.7)        --           --       0.7        (18.5)   (18.5)
                                           ----      -----     --------     -----     --------    -----
Balance at 31 December 1997............    73.6      421.6     (1,160.4)     78.4        561.6    (25.2)

1998 MOVEMENTS

Ordinary shares issued in respect of
  acquisitions.........................     3.1      129.6           --        --        (27.3)   105.4
Other ordinary shares issued...........     0.5       11.7           --        --         (8.1)     4.1
Transfers between reserves.............      --         --      1,160.4     (54.5)    (1,105.9)      --
Currency translation movement..........      --         --           --       4.0           --      4.0
Retained profit for the financial
  year.................................      --         --           --        --        120.7    120.7
Share buy-backs........................    (0.6)        --           --       0.6        (21.3)   (21.3)
                                           ----      -----     --------     -----     --------    -----
Balance at 31 December 1998............    76.6      562.9           --      28.5       (480.3)   187.7

1999 MOVEMENTS

Ordinary shares issued.................     0.9       40.0           --       0.8        (28.8)    12.9
Currency translation movement..........      --         --           --     (31.2)          --    (31.2)
Retained profit for the financial
  year.................................      --         --           --        --        148.8    148.8
                                           ----      -----     --------     -----     --------    -----
Balance at 31 December 1999............    77.5      602.9           --      (1.9)      (360.3)   318.2
                                           ====      =====     ========     =====     ========    =====

Other reserves at 31 December 1999 comprise: currency translation deficit L124.5 million (1998: L93.3 million, 1997: L97.3 million), revaluation reserve Lnil (1998: Lnil, 1997: L175.0 million), capital redemption reserve
L1.3 million (1998: L1.3 million, 1997: L0.7 million) and merger reserve L121.3 million (1998: L120.5 million, 1997: Lnil).

3.6  STATEMENT OF ACCOUNTING POLICIES

The financial statements have been prepared in accordance with applicable accounting standards in the United Kingdom. A summary of the Group's principal accounting policies, which have been applied consistently throughout the year and the preceding periods (except as disclosed in accounting policy 14), is set out below.

1  BASIS OF ACCOUNTING AND PRESENTATION OF FINANCIAL STATEMENTS

The financial statements are prepared under the historical cost convention.

2  BASIS OF CONSOLIDATION

The consolidated financial statements include the results of the Company and all its subsidiary undertakings made up to the same accounting date. The results of subsidiary undertakings acquired or disposed of during the year are included or excluded from the profit and loss account from the effective date of acquisition or disposal.

3  GOODWILL AND INTANGIBLE FIXED ASSETS

Intangible fixed assets comprise goodwill and certain acquired separable corporate brand names.

Goodwill represents the excess of the fair value attributed to investments in businesses or subsidiary undertakings over the fair value of the underlying net assets at the date of their acquisition. In accordance with FRS 10, for acquisitions made on or after 1 January 1998 goodwill has been capitalised as an intangible asset. Goodwill arising on acquisitions prior to that date was written off to reserves in accordance with the accounting standard then in force. On disposal or closure of a business, the attributable amount of goodwill previously written off to reserves is included in determining the profit or loss on disposal.

The Directors are of the opinion that the goodwill and intangible assets of the Group have an infinite economic life because of the institutional nature of the corporate brand names, their proven ability to maintain market leadership and profitable operations over long periods of time and WPP's commitment to develop and enhance their value. The carrying value of intangible assets will continue to be reviewed annually for impairment and adjusted to the recoverable amount if required.

The financial statements depart from the specific requirement of companies legislation to amortise goodwill over a finite period in order to give a true and fair view. The Directors consider this to be necessary for the reasons given above. Because of the infinite life of these intangible assets, it is not possible to quantify its impact.

4  TANGIBLE FIXED ASSETS

Tangible fixed assets are shown at cost less accumulated depreciation. Depreciation is provided at rates calculated to write off the cost or valuation less estimated residual value of each asset on a straight-line basis over its estimated useful life, as follows:

Freehold buildings -- 2% per annum

Leasehold land and buildings -- over the term of the lease

Fixtures, fittings and equipment -- 10%-33% per annum

Computer equipment -- 33% per annum

5  INVESTMENTS

Except as stated below, fixed asset investments are shown at cost less provision for diminution in value.

The Group's share of the profits less losses of associated undertakings is included in the consolidated profit and loss account and the investments are shown in the Group balance sheet at the Group's share of the net assets. The Group's share of the profits less losses and net assets is based on current information produced by the undertakings, adjusted to conform with the accounting policies of the Group.

6  STOCKS AND WORK IN PROGRESS

Work in progress is valued at cost or on a percentage of completion basis. Cost comprises outlays incurred on behalf of clients and an appropriate proportion of direct costs and overheads on incomplete assignments. Provision is made for irrecoverable costs where appropriate. Stocks are stated at the lower of cost and net realisable value, and are valued on a first in first out basis.

7  DEBTORS

Debtors are stated net of provisions for bad and doubtful debts.

8  TAXATION

Corporate taxes are payable on taxable profits at current rates. Deferred taxation is calculated under the liability method and provision is made for all timing differences which are expected to reverse, at the rates of tax expected to be in force at the time of the reversal.

9  INCENTIVE PLANS

The Group's share based incentive plans are accounted for in accordance with Urgent Issues Task Force ("UITF") Abstract 17 "Employee Share Schemes". The cost of shares acquired by the Group's ESOP trusts or the fair market value of the shares at the date of the grant, less any consideration to be received from the employee, is charged to the Group's profit and loss account over the period to which the employee's performance relates. Where awards are contingent upon future events (other than continued employment) an assessment of the likelihood of these conditions being achieved is made at the end of each reporting period and an appropriate accrual made.

10  PENSION COSTS

The charge to the profit and loss account in respect of defined benefit pension schemes is the estimated regular cost of providing the benefits accrued in the year, adjusted to reflect variations from that cost. The regular cost is calculated to achieve a substantially level percentage of the current and expected future pensionable payroll. Variations from regular costs are allocated to the profit and loss account over a period approximating to the scheme members' average remaining service lives. For defined contribution schemes, contributions are charged to the profit and loss account as incurred.

11  OPERATING LEASES

Operating lease rentals are charged to the profit and loss account on a systematic basis. Any premium or discount on the acquisition of a lease is spread over the life of the lease.

12  TURNOVER, COST OF SALES AND REVENUE

Turnover comprises the gross amounts billed to clients in respect of commission-based income together with the total of other fees earned. Cost of sales comprises media payments and production costs. Revenue comprises commission and fees earned in respect of turnover. Turnover and revenue are stated exclusive of VAT, sales taxes and trade discounts.

13  TRANSLATION OF FOREIGN CURRENCIES

Foreign currency transactions arising from normal trading activities are recorded in local currency at current exchange rates. Monetary assets and liabilities denominated in foreign currencies at the year-end are translated at the year-end exchange rate. Foreign currency gains and losses are credited or charged to the profit and loss account as they arise. The profit and loss accounts of overseas subsidiary undertakings are translated into pounds sterling at average exchange rates and the year-end net investments in these companies are translated at year-end exchange rates. Exchange differences arising from retranslation at year-end exchange rates of the opening net investments and results for the year are dealt with as movements in reserves.

14  CHANGES IN ACCOUNTING POLICIES

The Group adopted FRS 12 (Provisions, Contingent Liabilities and Contingent Assets) and FRS 13 (Derivatives and Other Financial Instruments) during the year and 31 December 1999. There has been no material impact on the financial statements as a result of the adoption of these new standards.

The Group adopted FRS 9 (Associates and Joint Ventures), FRS 10 (Goodwill and Intangible Assets), FRS 11 (Impairment of Fixed Assets and Goodwill) and FRS 14 (Earnings Per Share) during the year ended 31 December 1998.

Other than the introduction of FRS 10 (Goodwill and Intangible Assets) and FRS 11 (Impairment of Fixed Assets and Goodwill), as disclosed in accounting policy 3, a number of other Financial Reporting Standards were implemented during the year. The principal effect of these on the Group was as follows:

FRS 9 (ASSOCIATES AND JOINT VENTURES)

The impact of FRS 9 is to change the presentation of income from associates within the profit and loss account. This is now excluded from operating profit and shown as a separate line before profit on ordinary activities before interest and taxation.

FRS 14 (EARNINGS PER SHARE)

The impact of FRS 14 is to change the method of calculation of basic and fully diluted earnings per share (EPS). The main impact of this is that certain shares held by the Employee Share Ownership Plan (ESOP) are now excluded from the weighted average number of shares.

15  REVENUE RECOGNITION

ADVERTISING AND MEDIA INVESTMENT MANAGEMENT

Revenue is typically derived from commissions on media placements and fees for advertising services. Traditionally, the Company's advertising clients were charged a standard commission on their total media and production expenditure. In recent years, however, this frequently has tended to become a matter of individual negotiation. Compensation may therefore consist of varied arrangements involving commissions, fees, incentive-based compensation or a combination of the three, as agreed upon with each client.

Revenue is recognised when the service is performed, in accordance with the terms of the contractual arrangements. Incentive-based compensation typically comprises both quantitative and qualitative elements; on the element related to quantitative targets revenue is recognised when the quantitative targets have been achieved; on the element related to qualitative targets revenue is recognised when the incentive is received.

PUBLIC RELATIONS & PUBLIC AFFAIRS AND BRANDING & IDENTITY, HEALTHCARE AND SPECIALIST COMMUNICATIONS

Revenue is typically derived from retainer fees and services to be performed subject to specific agreement. Revenue is recognised when the service is performed, in accordance with the terms of the contractual arrangement, using the percentage of completion method for fee based projects. Revenue is recognised on long-term contracts, if the final outcome can be assessed with reasonable certainty, by including in the profit and loss account revenue and related costs as contract activity progresses.

INFORMATION & CONSULTANCY

Revenue is recognised as costs are incurred on each market research contract on a percentage of completion basis. Costs, including an appropriate proportion of overheads relating to contracts in progress at the balance sheet date, are carried forward in work in progress. Losses are recognised as soon as they are foreseen.

3.7  NOTES TO THE WPP FINANCIAL INFORMATION

1  SEGMENT INFORMATION

The Group is one of the leading worldwide communications services organisations offering national and multinational clients a comprehensive range of communications services. These services include advertising and media investment management, information and consultancy, public relations and public affairs, and branding and identity, healthcare and specialist communications. The Group derives a substantial proportion of its revenue and operating income from North America, the United Kingdom and Continental Europe and the Group's performance has historically been linked with the economic performance of these regions.

Contributions by geographical area were as follows:

                                    1999      CHANGE      1998      CHANGE      1997
                                  --------   --------   --------   --------   --------
                                     LM         %          LM         %          LM
TURNOVER
United Kingdom..................  1,133.7      25.7       902.1      11.5       809.0
United States...................  4,021.3      13.8     3,534.9      11.9     3,159.7
Continental Europe..............  2,230.2      21.1     1,841.2      19.6     1,539.0
Canada, Asia Pacific, Latin
  America, Africa & Middle
  East..........................  1,960.7      13.9     1,721.9      (3.2)    1,779.6
                                  -------      ----     -------     -----     -------
                                  9,345.9      16.8     8,000.1       9.8     7,287.3
                                  =======      ====     =======     =====     =======

REVENUE
United Kingdom..................    434.7      10.5       393.5      17.8       334.0
United States...................    915.2      19.7       764.4       9.1       700.8
Continental Europe..............    426.2       7.6       396.0      17.8       336.2
Canada, Asia Pacific, Latin
  America, Africa & Middle
  East..........................    396.5       8.8       364.5      (3.0)      375.7
                                  -------      ----     -------     -----     -------
                                  2,172.6      13.3     1,918.4       9.8     1,746.7
                                  =======      ====     =======     =====     =======

PBIT(1)
United Kingdom..................     51.5      22.0        42.2      27.9        33.0
United States...................    139.0      24.6       111.6      26.2        88.4
Continental Europe..............     55.8       1.5        55.0      37.2        40.1
Canada, Asia Pacific, Latin
  America, Africa & Middle
  East..........................     44.5      22.3        36.4     (17.3)       44.0
                                  -------      ----     -------     -----     -------
                                    290.8      18.6       245.2      19.3       205.5
                                  =======      ====     =======     =====     =======
--------------

        NOTE:

        (1) PBIT: Profit on ordinary activities before interest and taxation.

There is no significant cross-border trading.

Contributions by operating sector were as follows:

                                    1999      CHANGE      1998      CHANGE      1997
                                  --------   --------   --------   --------   --------
                                     LM         %          LM         %          LM
TURNOVER
Advertising, media investment
  management....................  7,690.1      16.8     6,582.5       7.6     6,115.8
Information & consultancy.......    425.5       8.6       391.9      31.6       297.7
Public relations & public
  affairs.......................    199.1      20.9       164.7      44.0       114.4
Branding & identity, healthcare
  and specialist
  communications................  1,031.2      19.8       861.0      13.4       759.4
                                  -------      ----     -------     -----     -------
                                  9,345.9      16.8     8,000.1       9.8     7,287.3
                                  =======      ====     =======     =====     =======

REVENUE
Advertising, media investment
  management....................  1,013.1       6.5       951.3       4.1       914.1
Information & consultancy.......    419.7      14.3       367.2      23.3       297.7
Public relations & public
  affairs.......................    178.9      32.7       134.8      17.8       114.4
Branding & identity, healthcare
  and specialist
  communications................    560.9      20.6       465.1      10.6       420.5
                                  -------      ----     -------     -----     -------
                                  2,172.6      13.3     1,918.4       9.8     1,746.7
                                  =======      ====     =======     =====     =======

PBIT(1)
Advertising, media investment
  management....................    155.9      10.3       141.3       7.1       131.9
Information & consultancy.......     42.1       7.1        39.3      51.7        25.9
Public relations & public
  affairs.......................     23.9      52.2        15.7      70.7         9.2
Branding & identity, healthcare
  and specialist
  communications................     68.9      40.9        48.9      27.0        38.5
                                  -------      ----     -------     -----     -------
                                    290.8      18.6       245.2      19.3       205.5
                                  =======      ====     =======     =====     =======
--------------

        NOTE:

        (1) PBIT: Profit on ordinary activities before interest and taxation.

2  OPERATING COSTS

                                                                1999       1998       1997
                                                              --------   --------   --------
                                                                 LM         LM         LM
Total staff costs (note 3)..................................  1,091.3      952.9      877.8
Establishment costs.........................................    158.3      142.4      133.9
Other operating expenses (net)..............................    341.3      307.2      262.0
Loss on sale of tangible fixed assets.......................      0.9        0.9        0.1
                                                              -------    -------    -------
                                                              1,591.8    1,403.4    1,273.8
                                                              =======    =======    =======

OPERATING EXPENSES INCLUDE:
Depreciation................................................     42.2       33.7       29.1
Operating lease rentals:
Property (excluding real estate taxes)......................     83.1       72.5       71.9
Plant and machinery.........................................     19.6       16.4       15.0
                                                              -------    -------    -------
Auditors' remuneration:                                         102.7       88.9       86.9
                                                              -------    -------    -------
Audit fees
-- Arthur Andersen..........................................      2.4        2.0        1.8
-- other....................................................      0.3        0.3        0.2
                                                              -------    -------    -------
                                                                  2.7        2.3        2.0
                                                              -------    -------    -------
Fees in respect of other advisory work......................      3.7        2.8        2.4
                                                              =======    =======    =======

Fees paid to the auditors in respect of other advisory work include advice to the Group on taxation, acquisitions and, in 1999, on the implementation and structuring of "LEAP" ("Leadership Equity Acquisition Plan").

MINIMUM COMMITTED ANNUAL RENTALS

Amounts payable (net of taxes) in 2000 under the foregoing leases will be as follows:

                                                              PLANT AND MACHINERY                    PROPERTY
                                                         ------------------------------   ------------------------------
                                                           2000       1999       1998       2000       1999       1998
                                                         --------   --------   --------   --------   --------   --------
                                                            LM         LM         LM         LM         LM         LM
In respect of operating leases which expire:
-- within one year.....................................     4.7        5.1        3.9        4.8        7.0        6.5
-- within two to five years............................    15.9       13.2       10.9       24.7       20.4       15.0
-- after five years....................................     1.5        0.2        0.6       65.8       49.2       49.8
                                                           ----       ----       ----       ----       ----       ----
                                                           22.1       18.5       15.4       95.3       76.6       71.3
                                                           ====       ====       ====       ====       ====       ====

Future minimum annual amounts payable (net of taxes) under lease commitments in existence at 31 December 1999 are as follows:

                                                              MINIMUM      LESS
                                                               RENTAL    SUB-LET      NET
                                                              PAYMENTS   RENTALS    PAYMENT
                                                              --------   --------   --------
                                                                 LM         LM         LM
Year ended 31 December
2000........................................................   117.4       (8.6)     108.8
2001........................................................   107.9       (6.9)     101.0
2002........................................................   100.3       (6.5)      93.8
2003........................................................    88.2       (6.1)      82.1
2004........................................................    83.1       (6.0)      77.1
Later years (to 2010).......................................   290.1      (21.0)     269.1
                                                               -----      -----      -----
                                                               787.0      (55.1)     731.9
                                                               =====      =====      =====

3  OUR PEOPLE

Our staff numbers averaged 27,711 against 25,589 in 1998, up 8.3%, including acquisitions. Their geographical distribution was as follows:

                                                                1999       1998       1997
                                                               NUMBER     NUMBER     NUMBER
                                                              --------   --------   --------
United Kingdom..............................................    4,439      3,973      3,625
United States...............................................    8,033      7,082      6,571
Continental Europe..........................................    5,650      4,922      4,291
Canada, Asia Pacific, Latin America, Africa &
  Middle East...............................................    9,589      9,612      8,422
                                                               ------     ------     ------
                                                               27,711     25,589     22,909
                                                               ======     ======     ======

At the end of 1999 staff numbers were 29,168 compared with 26,184 in 1998.

Total staff costs were made up as follows:

                                                                1999       1998       1997
                                                              --------   --------   --------
                                                                 LM         LM         LM
Wages and salaries..........................................    763.6      666.4      615.4
Payments and provisions charged under short- and long-term
  incentive plans...........................................     71.3       58.6       56.8
Social security costs.......................................     86.3       76.7       70.4
Other pension costs.........................................     27.7       20.7       20.2
Other staff costs...........................................    142.4      130.5      115.0
                                                              -------     ------     ------
                                                              1,091.3      952.9      877.8
                                                              =======     ======     ======
STAFF COST TO REVENUE RATIO.................................    50.2%      49.7%      50.3%

Directors' emoluments are disclosed in note 24.

4  NET INTEREST PAYABLE AND SIMILAR CHARGES

                                                                1999       1998       1997
                                                              --------   --------   --------
                                                                 LM         LM         LM
On bank loans and overdrafts, and other loans
-- repayable within five years, by instalments..............     3.7        2.0        1.2
-- repayable within five years, not by instalments..........    16.0       21.1       23.8
-- on all other loans (including corporate bond)............    14.1        6.9        1.4
Interest payable............................................    33.8       30.0       26.4
Interest receivable.........................................   (10.4)     (10.8)     (10.3)
Net interest payable........................................    23.4       19.2       16.1
Charges in respect of working capital facilities............    12.0       13.2       12.0
                                                               -----      -----      -----
                                                                35.4       32.4       28.1
                                                               =====      =====      =====

Net interest payable increased to L23.4 million from L19.2 million, reflecting the increased level of acquisitions and share repurchases during the year ended 31 December 1999.

Interest on the majority of the Group's borrowings, other than the USA bond, is payable at a margin of between 0.20% and 0.55% over relevant LIBOR depending on certain covenant conditions being met and, for a significant proportion of borrowings, is hedged to January 2003 at US dollar LIBOR rates of 6.25% or less (excluding margin costs).

The majority of the Group's long-term debt is represented by $300 million of USA bonds at a weighted average interest rate of 6.71%. Average borrowings under the $500 million Syndicated Revolving Credit Facility amounted to $228 million at an average interest rate of 6.1% (1998: 5.7%, 1997: 6.2%) inclusive of margin.

DERIVATIVE FINANCIAL INSTRUMENTS

The Group entered into various types of US dollar interest rate contracts in managing its interest rate risk, as below. The rates below exclude margin costs.

                                                            1999          1998         1997
SWAPS                                                    -----------   ----------   ----------
Notional principal amount..............................   $    350M    $    350m    $    350m
Average pay rate.......................................       6.17%        5.84%        5.84%
Average receive rate...................................       LIBOR        LIBOR        LIBOR
Average term...........................................   5 MONTHS     6 months     6 months
Latest maturity date...................................    JAN 2003     Jan 2003     Jan 2003

The Group enters into interest rate swap agreements to reduce the impact of changes in interest rates on its floating rate debt. Under the swap agreements the Group agrees with other parties to exchange, at specified intervals, the difference between the fixed strike rate and prevailing relevant floating US dollar LIBOR calculated by reference to the agreed notional principal amount.

The differential paid or received by the Group on the swap agreements is charged/(credited) to interest expense in the year to which it relates.

The term of such instruments is not greater than the term of the debt being hedged and any anticipated refinancing or extension of the debt.

The Group is exposed to credit-related losses in the event of non-performance by counterparties to financial instruments, but it does not expect any counterparties to fail to meet their obligations given the Group's policy of selecting only counterparties with high credit ratings.

Other than the above, the Group has no significant utilisation of derivative financial instruments.

The fair value of derivatives is disclosed in note 21. The Group's policy on derivatives and financial instruments is discussed in the Operating and financial review on pages 25 and 26 of the 31 December 1999 audited financial statements.

5  TAX ON PROFIT ON ORDINARY ACTIVITIES

The tax charge is based on the profit for the year and comprises:

                                                                   1999         1998         1997
                                                                 --------     --------     --------
                                                                    LM           LM           LM
Corporation tax at 30.25% (1998: 31.0%, 1997: 31.5%)........       12.4         12.9          6.1
Deferred taxation...........................................       (0.7)          --         (2.6)
Overseas taxation...........................................       56.5         51.4         52.0
Tax on profits of associate companies.......................        8.1          6.8          3.9
Write-back of previously written-off ACT....................         --         (4.1)        (2.7)
Advance corporation tax written off.........................        0.3           --           --
                                                                   ----         ----         ----
                                                                   76.6         67.0         56.7
                                                                   ====         ====         ====
Effective tax rate on profit before tax.....................       30.0%        31.5%        32.0%

Reconciliation of the Group's tax to the United Kingdom statutory tax rate:

                                                                   1999         1998         1997
                                                                 --------     --------     --------
                                                                    LM           LM           LM
Tax on pre-tax income at statutory rates of 30.25%..........       77.3         66.0         55.9
(1998 31.0% and 1997: 31.5%)
Effects of:
Permanent differences between expenditures charged in
  arriving at income and expenditures allowed for tax
  purposes..................................................       (3.4)         4.3          2.6
Utilisation of tax losses brought forward...................       (4.7)        (5.6)        (4.1)
Unused tax losses carried forward...........................        6.3          4.6          3.8
Differences between UK and overseas statutory standard
  tax rates.................................................        0.8          1.8          1.2
Write-back of previously written-off ACT....................         --         (4.1)        (2.7)
Advance corporation tax written off.........................        0.3           --           --
                                                                   ----         ----         ----
Tax on profit on ordinary activities........................       76.6         67.0         56.7

6  ORDINARY DIVIDENDS

                                                      1999       1998        1997        1999        1998        1997
                                                    --------   --------    --------    --------    --------    --------
                                                            PENCE PER SHARE               LM          LM          LM
Interim dividend paid.............................    1.0P       0.84p       0.70p        7.8         6.2         5.2
Final dividend proposed...........................    2.1P       1.72p       1.43p       16.2        13.4        10.5
                                                      ---        ----        ----        ----        ----        ----
                                                      3.1P       2.56p       2.13p       24.0        19.6        15.7
                                                      ===        ====        ====        ====        ====        ====

No ACT is payable in respect of the 1998 final dividend and the 1999 dividends, owing to the abolition of ACT with effect from April 1999.

7  EARNINGS PER ORDINARY SHARE

Basic and diluted earnings per share have been calculated in accordance with FRS 14 "Earnings per Share".

Basic earnings per share have been calculated using earnings of L172.8 million (1998: L140.3 million, 1997: L116.0 million) and weighted average shares in issue during 1999 of 753,324,054 shares (1998: 735,700,122 shares, 1997:
732,426,990 shares).

Diluted earnings per share have been calculated using earnings of L172.8 million (1998: L140.3 million, 1997: L116.0 million) on a weighted average of 768,691,993 shares (1998: 746,939,733 shares, 1997: 738,922,627 shares). This takes into account the exercise of employee share options where these are expected to dilute earnings.

Basic and diluted earnings per ADS have been calculated using the same method as for earnings per share, multiplied by a factor of five. The comparative figures have been restated following a change in the ratio of ordinary shares per ADS from 10 ordinary shares per ADS to five ordinary shares per ADS.

8  SOURCES OF FINANCE

The following table is a supplementary disclosure to the consolidated cash flow statement, summarising the equity and debt financing of the Group, and changes during the year:

                                                  1999       1999       1998       1998       1997       1997
                                                 SHARES      DEBT      SHARES      DEBT      SHARES      DEBT
                                                --------   --------   --------   --------   --------   --------
                                                   LM         LM         LM         LM         LM         LM
ANALYSIS OF CHANGES IN FINANCING
Beginning of year.............................   639.5      194.2      495.2       97.3      490.6       215.4
Shares issued in respect of acquisitions......      --         --      132.7         --         --          --
Other issues of share capital.................    40.9         --       12.2         --        5.3          --
Shares bought back and cancelled..............      --         --       (0.6)        --       (0.7)         --
Repayment of bank loans.......................      --         --         --         --         --       (18.5)
Increase/(reduction) in drawings on bank
  loans.......................................      --      258.0         --       97.3         --      (106.4)
Amortisation/(payment) of financing costs
  included in net debt........................      --        1.7         --       (1.2)        --        (0.2)
Exchange adjustments on long-term borrowings..      --        5.6         --        0.8         --         7.0
                                                 -----      -----      -----      -----      -----      ------
End of year...................................   680.4      459.5      639.5      194.2      495.2        97.3

The above table excludes bank overdrafts which fall within cash for the purposes of the consolidated cash flow statement.

SHARES

At 31 December 1999, the Company's share base was entirely composed of ordinary equity share capital and share premium of L680.4 million (1998: L639.5 million, 1997: L495.2 million).

DEBT

USA BOND The Group has in issue US$200 million of 6.625% Notes due 2005 and US$100 million of 6.875% Notes due 2008.

REVOLVING CREDIT FACILITY The Group's debt is also funded by a $500 million syndicated Revolving Credit Facility dated July 1998. The facility is due to expire in July 2002. The Group's syndicated borrowings drawn down under the agreement averaged $228 million during the year ended 31 December 1999.

REVOLVING FACILITY AGREEMENT During 1999, the Group entered into a further Revolving Facility Agreement for US$150 million. This facility has a 364-day maturity.

Borrowings under the Revolving Credit Facility and the Revolving Facility Agreement are governed by certain financial covenants based on the results and financial position of the Group.

The following table is an analysis of net funds with debt analysed by year of repayment:

                                                                  CHANGE                CHANGE
                                                        1999     IN YEAR      1998     IN YEAR      1997
                                                      --------   --------   --------   --------   --------
                                                         LM         LM         LM         LM         LM
DEBT
Within one year.....................................    (92.7)     (92.7)        --        9.3      (9.3)
Between one and two years...........................       --         --         --         --        --
Between two and five years..........................   (183.1)    (168.0)     (15.1)      71.9     (87.0)
Over five years--by instalments.....................   (183.7)      (4.6)    (179.1)    (178.1)     (1.0)
                                                       ------     ------     ------     ------     -----
DEBT FINANCING UNDER THE CREDIT FACILITY AGREEMENT
  AND FROM UNSECURED LOAN NOTES.....................   (459.5)    (265.3)    (194.2)     (96.9)    (97.3)
Short-term overdrafts--within one year..............    (55.6)      39.8      (95.4)     (22.9)    (72.5)
Cash at bank and in hand............................    607.0      183.1      423.9       59.4     364.5
                                                       ------     ------     ------     ------     -----
NET FUNDS...........................................     91.9      (42.4)     134.3      (60.4)    194.7
                                                       ------     ------     ------     ------     -----

Analysis of fixed and floating rate debt by currency:

                                                                     FIXED       FLOATING       PERIOD
CURRENCY                                                  LM         RATE1        BASIS       (MONTHS)(1)
--------                                               --------     --------     --------     -----------
US$..................................................   401.7(2)    6.42  %      n/a               52
US$..................................................   136.6       n/a          LIBOR            n/a
L....................................................   132.0       n/a          LIBOR            n/a
Other................................................     3.3       n/a          various          n/a
                                                        -----
                                                        673.6

--------------

NOTES:

(1)     Weighted average.

(2)     Including drawings on working capital facility as described in note 17.

9  RECONCILIATION OF OPERATING PROFIT TO NET CASH INFLOW FROM OPERATING
ACTIVITIES

                                                                1999       1998       1997
                                                              --------   --------   --------
                                                                 LM         LM         LM
OPERATING PROFIT............................................   263.5      229.1      194.9
Depreciation charge (note 13)...............................    42.2       33.7       29.1
Decrease/(increase) in working capital and provisions.......    41.9       (7.7)      58.9
Loss on sale of tangible fixed assets.......................     0.9        0.9        0.1
                                                               -----      -----      -----
NET CASH INFLOW FROM OPERATING ACTIVITIES...................   348.5      256.0      283.0

The following table analyses the changes in working capital and provisions that have contributed to the net cash inflow from operating activities in the consolidated cash flow statement:

                                                                1999       1998       1997
                                                              --------   --------   --------
                                                                 LM         LM         LM
CHANGES IN WORKING CAPITAL AND PROVISIONS
(Increase)/decrease in stocks and work in progress..........     (1.5)      0.2       (2.5)
(Increase)/decrease in debtors..............................   (165.3)     23.9      (66.3)
Increase/(decrease) in creditors--short term................    155.4     (29.2)     120.0
                            --long term.....................     43.2      (7.9)       6.9
Increase in provisions......................................     10.1       5.3        0.8
                                                               ------     -----      -----
DECREASE/(INCREASE) IN WORKING CAPITAL AND PROVISIONS.......     41.9      (7.7)      58.9

10  ANALYSIS OF NON-OPERATING CASH FLOWS

The following tables analyse the items included within the main cash flow headings on page 16:

                                                                           1998       1997
                                                                1999        LM         LM
                                                              --------   --------   --------
                                                                 LM         LM         LM
RETURNS ON INVESTMENTS AND SERVICING OF FINANCE
Interest and similar charges paid...........................    (42.0)     (36.8)     (39.9)
Interest received...........................................      9.3       10.6       10.6
Dividends paid to minorities................................     (4.4)      (2.5)      (1.2)
                                                               ------     ------     ------
NET CASH OUTFLOW............................................    (37.1)     (28.7)     (30.5)

CAPITAL EXPENDITURE AND FINANCIAL INVESTMENT
Purchase of tangible fixed assets (note 13).................    (64.6)     (51.6)     (36.3)
Purchase of own shares by ESOP trust (note 14)..............    (17.9)     (33.3)     (12.7)
Proceeds from sale of tangible fixed assets.................      2.0        2.8        3.2
                                                               ------     ------     ------
NET CASH OUTFLOW............................................    (80.5)     (82.1)     (45.8)

ACQUISITION PAYMENTS
Cash consideration for acquisitions.........................   (242.2)    (111.8)     (51.3)
Less cash acquired..........................................     51.8        6.1        0.1
NET PURCHASE OF OTHER INVESTMENTS...........................    (11.8)      (9.8)     (17.3)
                                                               ------     ------     ------
                                                               (202.2)    (115.5)     (68.5)

FINANCING ACTIVITIES
Net repayment of bank loans.................................       --         --      (18.5)
Increase/(reduction) in drawings on bank loans..............    258.0      (81.4)    (106.4)
Share buy-backs.............................................       --      (21.3)     (18.5)
Financing costs.............................................       --       (2.3)      (1.3)
Proceeds from issue of shares...............................     12.0        4.3        2.4
Proceeds from issue of bond.................................       --      178.8         --
                                                               ------     ------     ------
NET CASH INFLOW/(OUTFLOW)...................................    270.0       78.1     (142.3)
                                                               ======     ======     ======

11  SEGMENT INFORMATION

Assets by geographical area were as follows:

                                                                                NON-INTEREST BEARING
                                              TOTAL ASSETS EMPLOYED             ASSETS/(LIABILITIES)
                                          ------------------------------   ------------------------------
                                            1999       1998       1997       1999       1998       1997
                                          --------   --------   --------   --------   --------   --------
                                             LM         LM         LM         LM         LM         LM
United Kingdom..........................    624.6      436.9      356.0      143.2       54.0       31.2
United States...........................    962.4      623.4      515.8     (324.0)    (359.9)    (420.5)
Continental Europe......................    714.7      621.2      489.0      144.4       95.6       61.9
Canada, Asia Pacific, Latin America,
  Africa & Middle East..................    904.7      771.0      618.5      271.2      271.8      114.4
                                          -------    -------    -------     ------     ------     ------
                                          3,206.4    2,452.5    1,979.3      234.8       61.5     (213.0)
                                          =======    =======    =======
NET INTEREST BEARING FUNDS..............                                      91.9      134.3      194.7
                                                                            ------     ------     ------
NET ASSETS/(LIABILITIES) IN THE
  CONSOLIDATED BALANCE SHEET............                                     326.7      195.8      (18.3)
                                                                            ======     ======     ======

Assets by operating sector were as follows:

                                                                                NON-INTEREST BEARING
                                              TOTAL ASSETS EMPLOYED             ASSETS/(LIABILITIES)
                                          ------------------------------   ------------------------------
                                            1999       1998       1997       1999       1998       1997
                                          --------   --------   --------   --------   --------   --------
                                             LM         LM         LM         LM         LM         LM
Advertising, media investment
  management............................  1,850.8    1,616.0    1,461.7     (259.3)    (139.2)    (212.2)
Information & consultancy...............    455.0      294.8      157.7      173.5       71.8      (11.3)
Public relations & public affairs.......    247.7      167.8       81.4      121.4       68.3       11.7
Branding & identity, healthcare and
  specialist communications.............    652.9      373.9      278.5      199.2       60.6       (1.2)
                                          -------    -------    -------     ------     ------     ------
                                          3,206.4    2,452.5    1,979.3      234.8       61.5     (213.0)
                                          =======    =======    =======
Net interest bearing funds..............                                      91.9      134.3      194.7
                                                                            ------     ------     ------
NET ASSETS/(LIABILITIES) IN THE
  CONSOLIDATED BALANCE SHEET............                                     326.7      195.8      (18.3)
                                                                            ======     ======     ======

Certain items, including the valuation of corporate brand names, have been allocated within the above analyses on the basis of the revenue of the subsidiary undertakings to which they relate.

12  INTANGIBLE FIXED ASSETS

                                                                1999       1998       1997
                                                              --------   --------   --------
                                                                 LM         LM         LM
Corporate brand names.......................................   350.0      350.0      350.0

Corporate brand names represent J. Walter Thompson, Hill and Knowlton and Ogilvy & Mather Worldwide. These assets are carried at historical cost in accordance with the Group's accounting policy for intangible fixed assets.

GOODWILL                                                          LM
--------                                                       --------
1 January 1998..............................................       --
Additions...................................................    158.0
                                                                -----
31 December 1998............................................    158.0
Additions...................................................    252.3
                                                                -----
31 DECEMBER 1999............................................    410.3

Additions represent goodwill arising on the acquisition of subsidiary undertakings. Goodwill arising on the acquisition of associate undertakings is shown within fixed asset investments in note 14.

13  TANGIBLE FIXED ASSETS

The movements in 1999 and 1998 were as follows:

                                              LAND AND BUILDINGS
                                             --------------------    FIXTURES,
                                                          SHORT     FITTINGS AND   COMPUTER
                                             FREEHOLD   LEASEHOLD    EQUIPMENT     EQUIPMENT    TOTAL
                                             --------   ---------   ------------   ---------   --------
                                                LM         LM            LM           LM          LM
Cost:
1 January 1998.............................    12.0       113.1         82.5         107.9      315.5
Additions..................................     0.1        13.3         13.4          24.8       51.6
New acquisitions...........................     0.1         2.4          5.5           4.3       12.3
Disposals..................................    (0.6)       (2.6)        (2.6)         (6.3)     (12.1)
Exchange adjustments.......................      --        (1.3)        (0.5)          0.9       (0.9)
                                               ----       -----        -----         -----      -----
31 December 1998...........................    11.6       124.9         98.3         131.6      366.4
Additions..................................     0.3        13.0         15.3          36.0       64.6
New acquisitions...........................     0.4         5.0          7.7           5.3       18.4
Disposals..................................      --        (2.8)        (3.0)         (7.7)     (13.5)
Exchange adjustments.......................     0.1         1.5          0.6          (1.0)       1.2
                                               ----       -----        -----         -----      -----
31 DECEMBER 1999...........................    12.4       141.6        118.9         164.2      437.1
                                               ====       =====        =====         =====      =====

Depreciation:
1 January 1998.............................     2.4        45.8         51.6          72.2      172.0
New acquisitions...........................      --         1.7          0.5           0.4        2.6
Charge.....................................     0.7         5.1         11.4          16.5       33.7
Disposals..................................      --        (1.5)        (1.6)         (5.3)      (8.4)
Exchange adjustments.......................    (0.3)       (0.2)          --           0.3       (0.2)
                                               ----       -----        -----         -----      -----
31 December 1998...........................     2.8        50.9         61.9          84.1      199.7
New acquisitions...........................     0.1         2.2          3.5           2.4        8.2
Charge.....................................     0.3         8.7         11.8          21.4       42.2
Disposals..................................      --        (1.9)        (2.0)         (6.7)     (10.6)
Exchange adjustments.......................     0.1         1.0          0.4          (0.6)       0.9
                                               ----       -----        -----         -----      -----
31 DECEMBER 1999...........................     3.3        60.9         75.6         100.6      240.4
                                               ====       =====        =====         =====      =====

Net book value:
31 DECEMBER 1999...........................     9.1        80.7         43.3          63.6      196.7
31 December 1998...........................     8.8        74.0         36.4          47.5      166.7
                                               ----       -----        -----         -----      -----
1 January 1998.............................     9.6        67.3         30.9          35.7      143.5
                                               ====       =====        =====         =====      =====

Leased assets (other than leasehold property) included above have a net book value of L3.1 million (1998: L2.3 million, 1997: L1.8 million).

At the end of the year, capital commitments contracted, but not provided for were:

                                                                1999       1998       1997
                                                              --------   --------   --------
                                                                 LM         LM         LM
Capital commitments.........................................    1.4        0.6        2.2
                                                                ===        ===        ===

14  FIXED ASSET INVESTMENTS

The following are included in the net book value of fixed asset investments:

                                                           GOODWILL
                                                              ON
                                           ASSOCIATE      ASSOCIATE       OWN         OTHER
                                          UNDERTAKINGS   UNDERTAKINGS    SHARES    INVESTMENTS    TOTAL
                                          ------------   ------------   --------   -----------   --------
                                               LM             LM           LM          LM           LM
1 January 1998..........................       22.7             --        27.0        20.8         70.5
Additions...............................       52.4             --        33.3        13.7         99.4
Goodwill arising on acquisition of new
  associates............................         --           90.6          --          --         90.6
Share of profits after tax of associate
  undertakings..........................        9.3             --          --          --          9.3
Dividends and other movements...........       (8.0)            --          --         2.5         (5.5)
Exchange adjustments....................       10.0             --          --          --         10.0
Disposals...............................         --             --        (2.2)       (3.9)        (6.1)
                                              -----          -----        ----        ----        -----
31 December 1998........................       86.4           90.6        58.1        33.1        268.2
Additions...............................        2.6             --        17.9        19.2         39.7
Goodwill arising on acquisition of new
  associates............................         --           40.5          --          --         40.5
Share of profits after tax of associate
  undertakings..........................       19.2             --          --          --         19.2
Dividends and other movements...........       (6.3)            --          --        (1.5)        (7.8)
Exchange adjustments....................        7.6             --          --          --          7.6
Disposals...............................       (2.3)            --        (4.7)       (3.5)       (10.5)
                                              -----          -----        ----        ----        -----
31 DECEMBER 1999........................      107.2          131.1        71.3        47.3        356.9
                                              =====          =====        ====        ====        =====

The Group's principal associate undertakings include:

                                                                               COUNTRY OF
                                                              % CONTROLLED   INCORPORATION
                                                              ------------   --------------
Asatsu-DK...................................................      20.0       Japan
Batey Ads (Pte) Limited.....................................      30.0       Singapore
Chime Communications PLC....................................      29.9       United Kingdom
High Co S.A.(1).............................................      30.0       France
IBOPE Group.................................................      31.0       Brazil
Ogilvy & Mather Rightford Pty Limited.......................      40.0       South Africa
Singleton, Ogilvy & Mather (Holdings) Pty Limited...........      40.7       Australia

--------------

NOTE:

1      acquired in 1999

The Company's holdings of own shares are stated at cost and represent purchases by the Employee Share Option Plan ("ESOP") trust of shares in WPP Group plc for the purpose of funding certain of the Group's long-term incentive plan liabilities.

The trustees of the ESOP purchase the Company's ordinary shares in the open market using funds provided by the Company. The Company also has an obligation to make regular contributions to the ESOP to enable it to meet its administrative costs.

The number and market value of the ordinary shares of the Company held by the ESOP at 31 December 1999 was 27,888,766, (1998: 25,532,484, 1997: 16,456,119)
and L273.6 million (1998: L93.4 million, 1997: L44.3 million) respectively.

The market value of the Group's shares in its principal listed associate undertakings at 31 December 1999 was as follows: Asatsu-DK--L419.6 million, Chime Communications PLC--L61.6 million, High Co S.A.--L28.7 million. The Group's investments in its principal associate undertakings are represented by ordinary shares.

Other investments include a UK listed investment of L24.3 million (1998:
L19.9 million, 1997: L14.3 million). This represents an interest of 18.1% (1998:
17.9%, 1997: 13.7%) in the ordinary share capital of Tempus Group PLC, Europe's second largest independent media buyer.

15  STOCKS AND WORK IN PROGRESS

The following are included in the net book value of stocks and work in progress:

                                                                1999       1998       1997
                                                              --------   --------   --------
                                                                 LM         LM         LM
Work in progress............................................   110.4      104.5       97.0
Stocks......................................................     3.1        2.8        2.7
                                                               -----      -----       ----
                                                               113.5      107.3       99.7
                                                               =====      =====       ====

16  DEBTORS

The following are included in debtors:

                                                                1999       1998       1997
                                                              --------   --------   --------
                                                                 LM         LM         LM
AMOUNTS FALLING DUE WITHIN ONE YEAR
Trade debtors outside working capital facility..............    770.0     678.9      633.9
VAT and sales taxes recoverable.............................     13.5       4.0        7.2
Corporate income taxes recoverable..........................      8.7       9.9        6.5
Other debtors...............................................    143.4     126.5      103.3
Prepayments and accrued income..............................     64.3      46.8       53.5
                                                              -------     -----      -----
                                                                999.9     866.1      804.4
                                                              =======     =====      =====

AMOUNTS FALLING DUE AFTER MORE THAN ONE YEAR
Other debtors...............................................     34.7      20.5       18.9
Prepayments and accrued income..............................      5.8       6.5        4.3
                                                              -------     -----      -----
                                                                 40.5      27.0       23.2
                                                              -------     -----      -----
                                                              1,040.4     893.1      827.6
                                                              =======     =====      =====

MOVEMENTS ON BAD DEBT PROVISIONS WERE AS FOLLOWS:

                                                                1999       1998       1997
                                                              --------   --------   --------
                                                                 LM         LM         LM
Balance at beginning of year................................    16.5       15.6       14.7
Charged/(credited):
  To costs and expenses.....................................     4.0        4.6        6.6
  Exchange adjustments......................................    (0.1)      (0.4)      (0.5)
Other.......................................................    (3.8)      (3.3)      (5.2)
                                                               -----      -----      -----
Balance at end of year......................................    16.6       16.5       15.6
                                                               =====      =====      =====

The allowance for doubtful debts is equivalent to 1.8% (1998: 2.1%, 1997: 2.0%) of gross trade accounts receivable.

17  DEBTORS WITHIN WORKING CAPITAL FACILITY

The following are included in debtors within the Group's working capital facilities:

                                                                1999       1998       1997
                                                              --------   --------   --------
                                                                 LM         LM         LM
Gross debts.................................................    345.7      294.5      335.2
Non-returnable proceeds.....................................   (214.1)    (209.2)    (211.7)
                                                               ------     ------     ------
                                                                131.6       85.3      123.5
                                                               ======     ======     ======

Within the Group's overall working capital facilities, certain trade debts have been assigned as security against the advance of cash. This security is represented by the assignment of a pool of trade debts, held by one of the Group's subsidiaries, to a trust for the benefit of the providers of this working capital facility. The financing provided against this pool takes into account, inter alia, the risks that may be attached to individual debtors and the expected collection period.

The Group is not obliged (and does not intend) to support any credit-related losses arising from the assigned debts against which cash has been advanced. The providers of the finance have confirmed in writing that, in the event of default in payment by a debtor, they will only seek repayment of cash advanced from the remainder of the pool of debts in which they hold an interest, and that repayment will not be sought from the Group in any other way.

18  CREDITORS: AMOUNTS FALLING DUE WITHIN ONE YEAR

The following are included in creditors falling due within one year:

                                                                1999       1998       1997
                                                              --------   --------   --------
                                                                 LM         LM         LM
Bank loans and overdrafts (note 8)..........................    148.3       95.4       81.8
Trade creditors.............................................  1,315.0    1,102.4    1,113.0
Corporate income taxes payable..............................     34.6       50.0       49.2
Other taxation and social security..........................     68.9       52.0       58.5
Dividends proposed..........................................     16.2       13.4       10.5
Payments due to vendors (note 23)...........................     41.2       14.3        9.1
Other creditors and accruals................................    398.0      338.7      282.2
Deferred income.............................................    125.8      111.1       97.3
                                                              -------    -------    -------
                                                              2,148.0    1,777.3    1,701.6
                                                              =======    =======    =======

Bank loans and overdrafts include overdrafts of L55.6 million (1998:
L95.4 million, 1997: L72.5 million).

19  CREDITORS: AMOUNTS FALLING DUE AFTER MORE THAN ONE YEAR

The following are included in creditors falling due after more than one year:

                                                                1999       1998       1997
                                                              --------   --------   --------
                                                                 LM         LM         LM
Bank loans (note 8).........................................   366.8      194.2       88.0
Corporate income taxes payable..............................   122.9       91.3       75.3
Payments due to vendors (note 23)...........................   131.2       83.6       25.3
Other creditors and accruals................................    31.6       32.4       32.9
                                                               -----      -----      -----
                                                               652.5      401.5      221.5
                                                               =====      =====      =====

20  PROVISIONS FOR LIABILITIES, CHARGES AND CONTINGENT LIABILITIES

The movement in the year on provisions comprises:

                                                                      PENSION    LONG-TERM
                                                           DEFERRED     AND      INCENTIVE
                                                           TAXATION    OTHER       PLANS      TOTAL
                                                           --------   --------   ---------   --------
                                                              LM         LM         LM          LM
1 January 1998...........................................     8.4       43.3        22.8       74.5

Charged to the profit and loss account...................     0.4        5.8        11.2       17.4
New acquisitions.........................................      --        0.2          --        0.2
Utilised.................................................    (0.9)      (4.0)      (12.2)     (17.1)
Transfers................................................     0.7        1.3          --        2.0
Exchange adjustments.....................................     0.1        0.8          --        0.9
                                                             ----       ----       -----      -----
31 December 1998.........................................     8.7       47.4        21.8       77.9

(Credited)/charged to the profit and loss account........    (0.7)       7.3        15.2       21.8
New acquisitions.........................................      --        0.8          --        0.8
Utilised.................................................    (0.6)      (4.4)      (14.4)     (19.4)
Transfers................................................    (2.5)       2.6          --        0.1
Exchange adjustments.....................................    (0.2)      (1.8)         --       (2.0)
                                                             ----       ----       -----      -----
31 DECEMBER 1999.........................................     4.7       51.9        22.6       79.2
                                                             ====       ====       =====      =====

DEFERRED TAXATION

Deferred tax has been provided to the extent that the directors have concluded that it is probable that liabilities will crystallise. No provision is made for tax that would arise on the remittance of overseas earnings. There is no material unprovided deferred tax at 31 December 1999.

                                                                   1999          1998       1997
                                                              --------------   --------   --------
                                                                    LM            LM         LM
Deferred tax assets:
-- Unutilised tax losses....................................             7.7     13.3       24.6
-- Deferred compensation....................................            32.2     29.0       28.4
-- Acquisition related provisions (principally property,
   working capital and staff-related liabilities)...........             5.4      8.8        9.0
-- Advance corporation tax written off......................             0.3       --        4.1
-- Other....................................................             7.8      7.6        5.3
                                                              --------------     ----       ----
                                                                        53.4     58.7       71.4
                                                              --------------     ----       ----

Less:
-- Provision against deferred tax assets....................            30.8     36.1       55.5
Deferred tax liabilities:
-- Accelerated capital allowances...........................             5.2      5.6        5.5
-- Interest receivable......................................            17.2     16.1       10.9
-- Other....................................................             4.9      9.6        7.9
Temporary timing differences................................            27.3     31.3       24.3
                                                              --------------     ----       ----
                                                                         4.7      8.7        8.4
                                                              ==============     ====       ====

The provision against deferred tax assets represents a provision for uncertainty as to the realisation of the Group's deferred tax assets. The net decrease in the year in the total provision was L5.3 million (1998: L19.4 million, 1997:
L10.9 million).

Unutilised tax losses include tax losses arising in the US. These losses do not expire for more than 10 years. UK losses may be carried forward for an indefinite period. The life of losses carried forward in other international jurisdictions varies according to local tax laws. Deferred tax liabilities and assets attributable to different tax jurisdictions have not been offset.

PENSION PROVISIONS AND PENSION ARRANGEMENTS

Companies within the Group operate a large number of pension schemes, the forms and benefits of which vary with conditions and practices in the countries concerned. The schemes are administered by trustees and, in most cases, are independent of the Group.

Pension and other provisions relate primarily to unfunded pension costs which are provided for in the Group's balance sheet, and arise mainly in the United States and Continental Europe.

The Group's pension costs are analysed as follows:

                                                                1999       1998       1997
                                                              --------   --------   --------
                                                                 LM         LM         LM
Defined contribution schemes................................    21.4       14.7       13.2
Defined benefit schemes.....................................     6.4        5.9        7.0
                                                                ----       ----       ----
                                                                27.8       20.6       20.2
                                                                ====       ====       ====

Where defined benefit schemes exist the pension cost is assessed in accordance with the advice of qualified actuaries using the projected unit credit and attained age methods. The latest actuarial assessments of the schemes were undertaken within the last three years.

Actuarial valuations in aggregate over the last three years are as follows:

                                                              1999           1998           1997
                                                              PER            PER            PER
                                                             ANNUM          ANNUM          ANNUM
                                                          ------------   ------------   ------------
ASSUMPTIONS
Return on plan assets...................................            9%             9%             9%
Salary increases........................................          2-8%           3-8%           5-8%
Pension increases.......................................          3-6%           3-6%           3-6%
ASSESSMENTS
Market value of plan assets at year-end.................         L176M          L129m          L128m
Value of assets to benefits ratio.......................          100%           102%           100%

OTHER PROVISIONS

Long-term incentive plans are operated by certain of the Group's subsidiaries, the provision representing accrued compensation to 31 December 1999 that may become payable after more than one year, as described in the Compensation committee report on pages 90 to 95 of the 31 December 1999 audited financial statements.

CONTINGENT LIABILITIES

The Company and various of its subsidiaries are, from time to time, parties to legal proceedings and claims which arise in the ordinary course of business. The directors do not anticipate that the outcome of these proceedings and claims will have a material adverse effect on the Group's financial position or on the results of its operations.

21  FAIR VALUE OF FINANCIAL INSTRUMENTS

DERIVATIVE FINANCIAL INSTRUMENTS

The fair value of derivatives, based on the amount that would be receivable or (payable) if the Group had sought to enter into such transactions, based on quoted market prices where possible, was as follows:

                                               31 MARCH 2000   31 DECEMBER 1999   31 DECEMBER 1998
                                                   SWAPS            SWAPS              SWAPS
                                               -------------   ----------------   ----------------
                                                    LM                LM                 LM
Fair value...................................       3.7              2.1                (6.9)
Book value...................................       nil              nil                 nil

NON-DERIVATIVE FINANCIAL INSTRUMENTS

The Group estimates that the aggregate fair value of non-derivative financial instruments at 31 December 1999 does not differ materially from their aggregate carrying values recorded in the consolidated balance sheet.

The Group has used the methods and assumptions detailed below to estimate the fair values of the Group's financial instruments.

Cash, accounts receivable, accounts payable, overdrafts and short-term borrowings considered to approximate to fair value because of the short maturity of such instruments.

Long term borrowings--fair value at 31 December 1999 L171.7 million, based on estimates received from the Group's external advisors. Considerable judgement is required in interpreting market data to develop the estimates of fair value, and, accordingly, the estimates are not necessarily indicative of the amounts that could be realised in a current market exchange.

22  AUTHORISED AND ISSUED SHARE CAPITAL

                                                  1999                  1998                  1997
                                                 NUMBER      1999      NUMBER      1998      NUMBER      1997
                                                --------   --------   --------   --------   --------   --------
                                                   M          LM         M          LM         M          LM
AUTHORISED:
Ordinary shares of 10p each...................   1,250      125.0      1,250      125.0      1,000      100.0

ISSUED:
Ordinary shares of 10p each...................   774.5       77.5      766.5       76.6      736.3       73.6

SHARE OPTIONS

As at 31 December 1999, unexercised options totalling 26,647,209 have been granted under the WPP Executive Share Option Scheme as follows:

NUMBER OF ORDINARY                                 EXERCISE PRICE
SHARES UNDER OPTION                                PER SHARE (L)     EXERCISE DATES
-------------------                                --------------   ----------------
   7,012.........................................      5.430              1995--2000
  19,549.........................................      3.970              1995--2000
  92,751.........................................      1.330              1996--2001
 164,339.........................................      0.560              1997--2002
 116,052.........................................      0.295              1995--2002
  85,387.........................................      1.020              1996--2003
  38,657.........................................      1.150              1997--2004
2,203,028........................................      1.190              1997--2004
1,181,193........................................      1.080              1998--2005
4,471,445........................................      1.540              1998--2005
1,216,829........................................      2.140              1999--2006
4,441,626........................................      2.335              1999--2006
  37,014.........................................      2.535              2000--2007
5,011,830........................................      2.835              2000--2007
  25,110.........................................      3.030              2001--2008
4,904,852........................................      2.930              2001--2008
  51,100.........................................      3.270              2001--2008
 430,484.........................................      5.185              2002--2009
2,148,951........................................      5.700              2002--2009

As at 31 December 1999, unexercised options totalling 6,293,625 have been granted under the WPP Worldwide Share Ownership Programme as follows:

NUMBER OF ORDINARY                                 EXERCISE PRICE
SHARES UNDER OPTION                                PER SHARE (L)     EXERCISE DATES
-------------------                                --------------   ----------------
1,955,925........................................      2.695              2000--2007
2,498,625........................................      3.030              2001--2008
1,839,075........................................      5.315              2002--2009

On 21 March 2000 a further grant was made of 317,008 options at L10.77. On 31 May 2000 a further grant was made of 1,261,475 options at L7.79.

The aggregate status of the WPP Share Option Schemes during 1999 was as follows:

MOVEMENT ON OPTIONS GRANTED

      1 JANUARY                                             31 DECEMBER
        1999             GRANTED    EXERCISED    LAPSED        1999
       NUMBER            NUMBER      NUMBER      NUMBER       NUMBER
---------------------   ---------   ---------   ---------   -----------
37,685,730.....         4,452,090   8,067,860   1,129,126   32,940,834

OPTIONS OUTSTANDING

      RANGE OF          WEIGHTED AVERAGE   WEIGHTED AVERAGE
   EXERCISE PRICES       EXERCISE PRICE    CONTRACTUAL LIFE
          L                    L                MONTHS
---------------------   ----------------   ----------------
0.295-5.70.....               2.74                89

The weighted average fair value of options granted in the year calculated using the Black-Scholes model, was as follows:

                                                             1999       1998       1997
                                                           --------   --------   --------
Fair value...............................................   134.0P     71.5p      64.5p
Weighted average assumptions:
  Risk-free interest rate................................    5.23%     5.84%      6.15%
  Expected life (months).................................       36        36         36
  Expected volatility....................................      28%       25%        24%
  Dividend yield.........................................     0.6%      0.6%       0.9%

Options are issued at an exercise price equal to market value on the date of grant.

The weighted average fair value of the awards made under the Leadership Equity Acquisition Program ("LEAP"), calculated using the Black-Scholes model, were as follows:

                                                                1999
                                                              --------
Fair value..................................................   233.8p
Weighted average assumptions:
  Risk-free interest rate...................................    5.23%
  Expected life (months)....................................       60
  Expected volatility.......................................      28%
  Dividend yield............................................     0.6%

23  ACQUISITIONS AND DISPOSALS

Goodwill arising on acquisitions in the year was calculated as follows:

                                                  BOOK
                                                VALUE OF       FAIR
                                      CASH       OTHER         VALUE        FAIR       COST OF
                                    ACQUIRED     ASSETS     ADJUSTMENTS    VALUE     ACQUISITION   GOODWILL
                                    --------   ----------   -----------   --------   -----------   --------
                                       LM          LM           LM           LM          LM           LM
IntelliQuest Information Group,
  Inc.............................    44.4        (3.4)         (1.6)       39.4         67.5        28.1
Other.............................     7.4        (2.0)        (20.9)      (15.5)       249.2       264.7
                                      ----        ----         -----       -----        -----       -----
                                      51.8        (5.4)        (22.5)       23.9        316.7       292.8
                                      ====        ====         =====       =====        =====       =====

The Group made a number of acquisitions during 1999 across several operational sectors and geographic markets.

Total goodwill of L292.8 million arising during the year includes
L252.3 million in respect of the acquisition of subsidiary undertakings and L40.5 million in respect of associate undertakings. Included in these amounts are L220.5 million of cash paid and L96.2 million of additional future anticipated payments to vendors, based on the directors' best estimates of future obligations, which are dependent on future performance of the interests acquired. Cash paid to vendors in respect of consideration accrued in prior years amounted to L21.7 million.

INTELLIQUEST INFORMATION GROUP, INC.

During the year, the Group acquired IntelliQuest Information Group, Inc, a leading US provider of information services for technology companies. Total fair value adjustments of L1.6 million primarily related to additional tax liabilities.

OTHER

Fair value adjustments of L20.9 million arising on other acquisitions include L6.8 million of additional tax liabilities and L14.1 million of other liabilities.

Acquisitions during 1999 did not have a significant impact on the Group's results for the year, nor were there any material disposals.

24  DIRECTORS' REMUNERATION AND INTERESTS

The compensation of all executive directors is determined by the Compensation committee of the Board ("the Compensation committee") which is comprised wholly of independent non-executive directors. The Compensation committee is advised by independent executive remuneration consultants on all aspects of executive compensation as well as by the director of human resources.

The compensation of the Chairman and other non-executive directors is determined by the Board, which is similarly advised by independent executive remuneration consultants and the director of human resources.

Remuneration of the directors was as follows:

1999

                                                                       SHORT-TERM
                                                                       INCENTIVE
                                                                         PLANS                     LONG-TERM           PENSION
                                                  SALARY     OTHER      (ANNUAL                INCENTIVE PLANS(3)   CONTRIBUTIONS
                                                 AND FEES   BENEFITS   BONUS)(1)     TOTAL     ------------------   -------------
                                      LOCATION     L000       L000        L000        L000         TOTAL L000        TOTAL L000
CHAIRMAN                              --------   --------   --------   ----------   --------   ------------------   -------------
H Maxwell...........................  USA            102        --          --           102             --               --
EXECUTIVE DIRECTORS
M S Sorrell.........................  UK             761        23         540         1,324(2)           --             324
B J Brooks..........................  USA            176         3          88           267            904               26
P W G Richardson....................  UK             214        22         113           349          2,844               21
E R Salama..........................  UK             161        21          83           265          1,094               16
G C Sampson(6)......................  UK              73         6           3            82             17               --

NON-EXECUTIVE DIRECTORS(6)
J J D Bullmore(4)...................  UK              71        11          --            82             --               --
E Dyson(5)..........................  USA             13        --          --            13             --               --
M Inagaki...........................  Japan           --        --          --            --             --               --
J B H Jackson.......................  UK              25        --          --            25             --               --
S W Morten..........................  USA             29        --          --            29             --               --
J A Quelch..........................  UK              23        32          --            55             --               --
J Smilow............................  USA             25        --          --            25             --               --
                                                  ------      ----        ----      --------         ------             ----
TOTAL REMUNERATION                                 1,673       118         827         2,618          4,859              387
                                                  ------      ----        ----      --------         ------             ----

------------------

NOTES:

(1) Amounts included in short-term incentive plans represent bonuses in respect of 1999 performance, paid in 2000.

(2) The amount of salary and fees comprises the fees payable under the UK Agreement with JMS and the salary payable under the US Agreement referred to on page 92 of the 31 December 1999 audited financial statements. In 1999, as in previous years, JMS discharged all relevant UK national insurances costs attributable to the provision of the services of Sir Martin Sorrell under the UK Agreement. The salary and pension contribution payable under the US Agreement converted into L sterling at $1.6178 : L1. The salary and fees were increased with effect from 1 September 1999.

(3) The amounts represent gains realised on the exercise of share options and, where relevant, payments under the Performance Share Plan.

(4) J J D Bullmore has a consulting arrangement with the Company in addition to his fee as a non-executive Director.

(5)     Appointed 28 June 1999.

(6) C Mackenzie and S Heyer were appointed after the year end in March 2000 and in May 2000 respectively and G C Sampson retired in May 2000.

1998

                                                                       SHORT-TERM
                                                                       INCENTIVE
                                                                         PLANS                     LONG-TERM           PENSION
                                                  SALARY     OTHER      (ANNUAL                INCENTIVE PLANS(4)   CONTRIBUTIONS
                                                 AND FEES   BENEFITS   BONUS)(1)     TOTAL     ------------------   -------------
                                      LOCATION     L000       L000        L000        L000         TOTAL L000        TOTAL L000
CHAIRMAN                              --------   --------   --------   ----------   --------   ------------------   -------------

H Maxwell...........................     USA        100        --          --           100             --                --

EXECUTIVE DIRECTORS.................

M S Sorrell(3)......................      UK        712        23         605         1,340(2)          --               315
B J Brooks..........................     USA        172         2          95           269            188                21
P W G Richardson....................      UK        180        22          99           301            107                18
E R Salama..........................      UK        150        19          90           259            126                15
G C Sampson.........................      UK         70         7           5            82             --                --

NON-EXECUTIVE DIRECTORS

J J D Bullmore(5)...................      UK         77        18          --            95             --                --
M Inagaki(6)........................   Japan          5        --          --             5             --                --
J B H Jackson.......................      UK         20        --          --            20             --                --
S W Morten..........................     USA         21        --          --            21             --                --
J A Quelch(5).......................     USA         33        44          --            77             --                --
J Smilow(7).........................     USA         15        --          --            15             --                --

Other resigned in 1998..............      --         --        --          --            --             --                --
                                                  -----       ---         ---       -------          -----               ---
TOTAL REMUNERATION..................              1,555       135         894         2,584            421               369
                                                  -----       ---         ---       -------          -----               ---

------------------

NOTES:

(1) Amounts included in short-term incentive plans represent bonuses in respect of 1998 performance, paid in 1999.

(2) The amount of salary and fees comprises the fees payable under the UK Agreement with JMS and the salary payable under the US Agreement referred to on page 88 of the 31 December 1998 audited financial statements. In 1998, as in previous years, JMS discharged all relevant UK national insurances costs attributable to the provision of the services of M S Sorrell under the UK Agreement. The salary and pension contribution payable under the US Agreement has been converted into L sterling at $1.6574 to L1.

(3) The performance conditions for the final tranches of the Capital Investment Plan and the Notional Share Award Plan respectively were met on 4 June 1998. The value of these Plans is not shown in the above table as the ultimate value will depend on the share price in September 1999.

(4)     This amount represents a payment under the Performance Share Plan.

(5) Messrs. Bullmore and Quelch have consulting arrangements with the Company in addition to their respective fees as non-executive Directors. Following his appointment as Dean to the London Business School on 1 July 1998, Mr. Quelch has ceased to carry out additional consultancy services.

(6)     Appointed 14 September 1998.

(7)     Appointed 23 April 1998.

1997

                                                                          SHORT-TERM
                                                                          INCENTIVE                  LONG-TERM         PENSION
                                                                            PLANS                 INCENTIVE PLANS   CONTRIBUTIONS
                                                     SALARY     OTHER      (ANNUAL                ---------------   -------------
                                                    AND FEES   BENEFITS   BONUS)(1)     TOTAL       1997 TOTAL       1997 TOTAL
                                         LOCATION     L000       L000        L000        L000          L000             L000
                                         --------   --------   --------   ----------   --------   ---------------   -------------
CHAIRMAN
H Maxwell(7)...........................   UK/USA       100        --          --           100              --            --
EXECUTIVE DIRECTORS
M S Sorrell............................   UK/USA       717        23         609         1,349(2)        1,219(3)        316
B J Brooks.............................      USA       153         3          84           240             831(4)         14
P W G Richardson(8)....................       UK       180        21          90           291              87(5)         18
E R Salama.............................       UK       140        13          82           235              47(5)         14
G C Sampson(9).........................       UK        69         7          --            76              --            --
NON-EXECUTIVE DIRECTORS
J J D Bullmore(6)......................       UK        78        18          --            96              --            --
J B H Jackson..........................       UK        20        --          --            20              --            --
Sir Paul Judge(10).....................       UK        10        --          --            10              --            --
S W Morten.............................      USA        21        --          --            21              --            --
J A Quelch(6)..........................      USA        65        33          --            98              --            --
                                                     -----       ---         ---       -------       ---------           ---
TOTAL REMUNERATION.....................              1,553       118         865         2,536           2,184           362
                                                     -----       ---         ---       -------       ---------           ---

------------------

NOTES:

(1) Amounts included in short-term incentive plans represent bonuses in respect of 1997 performance, paid in 1998.

(2) The amount of salary and fees comprises the fees payable under the UK Agreement with JMS and the salary payable under the US Agreement referred to on page 90 of the 31 December 1997 audited financial statements. In 1997, as in previous years, JMS discharged all relevant UK national insurances costs attributable to the provision of the services of M S Sorrell under the UK Agreement. The salary and pension contribution payable under the US Agreement has been converted into L sterling at $1.6381 to L1.

(3) The amount of L1.219 million is in respect of phantom options granted in relation to 1993. In addition the performance requirements were satisfied on 18 March 1997 in respect of the second tranche of the Capital Investment Plan and the first tranche of the Notional Share Award Plan (see page 90 of the 31 December 1997 audited financial statements). The value of these tranches was L3.1 million and L1.5 million respectively (265.5p per share on 18 March 1997). These amounts are not shown in the above table as the ultimate value will depend on the share price in September 1999.

(4) This amount represents a payment under the performance share plan of L131,702 and the gain on the exercise of share options of L699,163.

(5)     This amount represents a payment under the performance share plan.

(6) Messrs. Bullmore and Quelch have consulting arrangements with the Company in addition to their respective fees as non-executive directors.

(7)     Appointed 1 October 1996.

(8)     Appointed 5 December 1996.

(9)     Appointed 15 July 1996.

(10)   Retired 30 June 1997.

OTHER LONG-TERM INCENTIVE PLAN AWARDS(1)
Long-term incentive plan awards granted to directors are as follows: (continued)

1999

                                              GRANTED/                  AT       GRANTED/
                                  AT 1 JAN    (LAPSED)     VESTED     31 DEC     (LAPSED)    VESTED    AT 10 MAY
                                    1999        1999        1999       1999      2000(4)      2000       2000
                                  ---------   ---------   --------   ---------   --------   --------   ---------
                       PLAN(1)     NUMBER      NUMBER      NUMBER     NUMBER      NUMBER     NUMBER     NUMBER
                       --------   ---------   ---------   --------   ---------   --------   --------   ---------
B J Brooks...........  PSP           73,933          --   (36,966)      36,967       122    (18,544)      18,545
                        PSP          60,864          --        --       60,864      (883)   (29,991)      29,990
                        PSP          46,728          --        --       46,728        --         --       46,728
                        PSP              --      50,623        --       50,623        --         --       50,623
                        PSP              --          --        --           --    32,185         --       32,185
                        LEAP             --     272,600        --      272,600        --         --      272,600
P W G Richardson.....  PSP           42,172          --   (21,086)      21,086        68    (10,577)      10,577
                        PSP          67,925          --        --       67,925      (985)   (33,470)      33,470
                        PSP          55,513          --        --       55,513        --         --       55,513
                        PSP              --      65,944        --       65,944        --         --       65,944
                        PSP              --          --        --           --    36,765         --       36,765
                        LEAP             --     299,030        --      299,030        --         --      299,030
E R Salama...........  PSP           49,438          --   (24,719)      24,719        80    (12,399)      12,400
                        PSP          56,604          --        --       56,604      (820)   (27,892)      27,892
                        PSP          46,261          --        --       46,261        --         --       46,261
                        PSP              --      48,359        --       48,359        --         --       48,359
                        PSP              --          --        --           --    26,961         --       26,961
                        LEAP             --     272,645        --      272,645        --         --      272,645
M S Sorrell(3).......  --         6,445,912          --        --    6,445,912        --         --    6,445,912
                        PSP              --     219,812        --      219,812        --         --      219,812
                        PSP              --          --        --           --   137,255         --      137,255
                        LEAP             --   5,369,070        --    5,369,070        --         --    5,369,070

                                                   PRICE
                                                    PAR
                                                 SHARE OF
                                                  VESTED
                                                 UNITS ON
                                                 VALUATION
                         PERFORMANCE PERIOD       DATE(2)
                       -----------------------   ---------
B J Brooks...........  1 Jan 1996-31 Dec 1998     365.8p
                       1 Jan 1997-31 Dec 1999     981.0p
                       1 Jan 1998-31 Dec 2000        n/a
                       1 Jan 1999-31 Dec 2001        n/a
                       1 Jan 2000-31 Dec 2002        n/a
                       1 Jan 1999-31 Dec 2003        n/a
P W G Richardson.....  1 Jan 1996-31 Dec 1998      365.8p
                       1 Jan 1997-31 Dec 1999      981.0p
                       1 Jan 1998-31 Dec 2000        n/a
                       1 Jan 1999-31 Dec 2001        n/a
                       1 Jan 2000-31 Dec 2002        n/a
                       1 Jan 1999-31 Dec 2003        n/a
E R Salama...........  1 Jan 1996-31 Dec 1998      365.8p
                       1 Jan 1997-31 Dec 1999      981.0p
                       1 Jan 1998-31 Dec 2000        n/a
                       1 Jan 1999-31 Dec 2001        n/a
                       1 Jan 2000-31 Dec 2002        n/a
                       1 Jan 1999-31 Dec 2003        n/a
M S Sorrell(3).......           n/a                  n/a
                       1 Jan 1999-31 Dec 2001        n/a
                       1 Jan 2000-31 Dec 2002        n/a
                       1 Jan 1999-31 Dec 2003        n/a

------------------

NOTES:

(1) The long-term incentive plans operated by the Company consist of the Performance Share Plans (PSP) and the Leadership Equity Acquisition Plan
      (LEAP). Details of the PSP and LEAP can be found on page 91 of the 31 December 1999 audited financial statements. The number of shares shown for LEAP represents the maximum number of Matching Shares which is capable of vesting at the end of the performance period, if the performance requirement is satisfied to the fullest extent and subject to the retention of WPP Investment shares until the end of the Investment period which expires in September 2004. The number of Sir Martin Sorrell's Matching Shares includes those attributable to JMS. The 6,445,912 shares referred to in note 3 are not awarded under either the PSP or LEAP.

(2) Valuation date is 31 December at the end of the relevant performance period.

(3) The 6,445,912 shares represent the number of shares, or cash equivalent of shares which vest under the Capital Investment Plan (CIP) and the Notional Share Award Plan (NSAP). Details of these two plans are set out on page 92 of the 31 December 1999 audited financial statements. The performance conditions were satisfied under the CIP and NSAP before these plans were due to mature in September 1999. Each plan has been extended until September 2004, subject to good leaver and change of control provisions, when the awards vest. Consequently their value cannot be established until that time. Under arrangements made with Sir Martin Sorrell relating to the payment on his behalf of US withholding tax under the Capital Investment Plan and pension payments made under the US Agreement, WPP Group USA Inc. has made payments of which the maximum amount outstanding during the year was $552,543 and which remained outstanding at 31 December 1999.

(4) Includes dividends received in respect of vested restricted stock which have been reinvested in the acquisition of further ordinary shares.

OTHER LONG-TERM INCENTIVE PLAN AWARDS(1)
Long-term incentive plan awards granted to directors are as follows: (continued)

1998

                                   GRANTED/                 AT 31
                       AT 1 JAN    (LAPSED)     VESTED       DEC      GRANTED     VESTED     AT 6 MAY
                         1998        1998        1998       1998        1999       1999        1999
                        NUMBER      NUMBER      NUMBER     NUMBER      NUMBER     NUMBER      NUMBER
                       ---------   ---------   --------   ---------   --------   --------   ----------
B J Brooks...........     48,869        --      48,869           --        --         --            --
                          73,933        --          --       73,933        --     36,966        36,966
                          60,864        --          --       60,864        --         --        60,864
                              --    46,728          --       46,728        --         --        46,728
P W G Richardson.....     32,265        --      32,265           --        --         --            --
                          42,172        --          --       42,172        --     21,086        21,086
                          67,925        --          --       67,925        --         --        67,925
                              --    55,513          --       55,513        --         --        55,513
E R Salama...........     17,559        --      17,559           --        --         --            --
                          49,438        --          --       49,438        --     24,719        24,719
                          56,604        --          --       56,604        --         --        56,604
                              --    46,261          --       46,261        --         --        46,261
M S Sorrell(3).......  6,445,912        --          --    6,445,912        --         --     6,445,912

                                                          PRICE PER
                                                          SHARE OF
                                                           VESTED
                                                          UNITS ON
                                                          VALUATION
                              PERFORMANCE PERIOD           DATE(2)
                       --------------------------------   ---------
B J Brooks...........          1 Jan 1995 - 31 Dec 1997      269.5p
                               1 Jan 1996 - 31 Dec 1998      365.8p
                               1 Jan 1997 - 31 Dec 1999        n/a
                               1 Jan 1998 - 31 Dec 2000        n/a
P W G Richardson.....          1 Jan 1995 - 31 Dec 1997      269.5p
                               1 Jan 1996 - 31 Dec 1998      365.8p
                               1 Jan 1997 - 31 Dec 1999        n/a
                               1 Jan 1998 - 31 Dec 2000        n/a
E R Salama...........          1 Jan 1995 - 31 Dec 1997      269.5p
                               1 Jan 1996 - 31 Dec 1998      365.8p
                               1 Jan 1997 - 31 Dec 1999        n/a
                               1 Jan 1998 - 31 Dec 2000        n/a
M S Sorrell(3).......           4 Sep 1994 - 4 Sep 1999        n/a

------------------

NOTES:

(1) All awards shown on this table, except the 6,445,912 shares referred to in note 3, were made under the Performance Share Plan, details of which can be found on page 87 of the 31 December 1998 audited financial statements.

(2) Valuation date is 31 December at the end of the relevant performance period.

(3) The 6,445,912 shares represent the maximum number of shares, or cash equivalent of shares which could vest, under the Capital Investment Plan and the Notional Share Award Plan. Details of these two Plans which expire in September 1999 are set out on page 88 of the 31 December 1998 audited financial statements. All shares and awards, must be retained until September 1999 and consequently their value cannot be established until that time. As of 6 May 1999, the performance conditions in respect of all four tranches of the Capital Investment Plan and all three tranches of the Notional Share Award Plan had been satisfied. Under arrangements made with M S Sorrell relating to the payment on his behalf of US withholding tax under the Capital Investment Plan and pension payments made under the US Agreement, WPP Group USA Inc. has made payments of which the maximum amount outstanding during the year was $500,967 and which remained outstanding at 31 December 1998.

OTHER LONG-TERM INCENTIVE PLAN AWARDS(1)
Long-term incentive plan awards granted to directors are as follows: (continued) 1997

                                   GRANTED/                 AT 31
                       AT 1 JAN    (LAPSED)     VESTED       DEC      GRANTED     VESTED     AT 6 MAY
                         1997        1997        1997       1997        1998       1998        1998
                        NUMBER      NUMBER      NUMBER     NUMBER      NUMBER     NUMBER      NUMBER
                       ---------   ---------   --------   ---------   --------   --------   ----------
B J Brooks...........     72,000        --      72,000           --        --         --            --
                          48,869        --          --       48,869        --     48,869            --
                          73,933        --          --       73,933        --         --        73,933
                              --    60,864          --       60,864        --         --        60,864
                              --        --          --           --    46,728         --        46,728
P W G Richardson.....     45,370        --      45,370           --        --         --            --
                          32,265        --          --       32,265        --     32,265            --
                          42,172        --          --       42,172        --         --        42,172
                              --    67,925          --       67,925        --         --        67,925
                                        --          --           --    55,513         --        55,513
E R Salama...........     17,559        --          --       17,559        --     17,559            --
                          49,438        --          --       49,438        --         --        49,438
                              --    56,604          --       56,604        --         --        56,604
                              --        --          --           --    46,261         --        46,261
M S Sorrell(3).......    386,420        --     386,420           --        --         --            --
                       6,445,912        --          --    6,445,912        --         --     6,445,912

                                                          PRICE PER
                                                          SHARE OF
                                                           VESTED
                                                          UNITS ON
                                                          VALUATION
                              PERFORMANCE PERIOD           DATE(2)
                       --------------------------------   ---------
B J Brooks...........          1 Jan 1994 - 31 Dec 1996      254.0p
                               1 Jan 1995 - 31 Dec 1997      269.5p
                               1 Jan 1996 - 31 Dec 1998        n/a
                               1 Jan 1997 - 31 Dec 1999        n/a
                               1 Jan 1998 - 31 Dec 2000        n/a
P W G Richardson.....          1 Jan 1994 - 31 Dec 1996      254.0p
                               1 Jan 1995 - 31 Dec 1997      269.5p
                               1 Jan 1996 - 31 Dec 1998        n/a
                               1 Jan 1997 - 31 Dec 1999        n/a
                               1 Jan 1998 - 31 Dec 2000        n/a
E R Salama...........          1 Jan 1995 - 31 Dec 1997      269.5p
                               1 Jan 1996 - 31 Dec 1998        n/a
                               1 Jan 1997 - 31 Dec 1999        n/a
                               1 Jan 1998 - 31 Dec 2000        n/a
M S Sorrell(3).......          1 Jan 1994 - 31 Dec 1996      254.0p
                                4 Sep 1994 - 4 Sep 1999        n/a

------------------

NOTES:

(1) All awards shown on this table, except the 6,445,912 shares referred to in note 3, were made under the Performance Share Plan (formerly performance unit plan), details of which can be found on page 88 of the 31 December 1997 audited financial statements.

(2) Valuation date is 31 December at the end of the relevant performance period.

(3) The award of 386,420 performance shares represents entitlement to the cash equivalent of the market value of the equivalent number of ordinary shares at the date of vesting. The 6,445,912 shares represent the maximum number of shares, or cash equivalent of shares which could vest, assuming that all of the criteria specified were met under the Capital Investment Plan and the Notional Share Award Plan. Details of these two Plans are set out on page 90 of the 31 December 1997 audited financial statements. Any such shares and awards in respect of which the criteria are met, must be retained until September 1999 and consequently their value cannot be established until that time. As of 6 May 1998, the performance conditions in respect of the first three tranches of the Capital Investment Plan and the first two tranches of the Notional Share Award Plan had been satisfied. In view of the retention requirements referred to above the number of shares, or cash equivalent of shares, for which the performance conditions have been satisfied by 6 May 1998 has not been shown in the above table. Under arrangements made with M S Sorrell relating to the payment on his behalf of US withholding tax under the Capital Investment Plan and pension payments made under US Agreement, WPP Group USA, Inc has made payments of which the maximum amount outstanding during the year was $453,568 and which remained outstanding at 31 December 1997.

ORDINARY SHARES
Directors' interests in the Company's share capital, all of which were beneficial, were as follows: (continued)

1999

                                                   SHARES ACQUIRED        OTHER                     SHARES ACQUIRED
                                                    THROUGH LONG-       INTERESTS                    THROUGH LONG-
                                    AT 1 JAN       TERM INCENTIVE         AS AT                      TERM INCENTIVE
                                     1999 OR       PLAN AWARDS IN      31 DEC 1999                   PLAN AWARDS IN
                                     DATE OF           1999(1)         INC. SHARES                        2000
                                   APPOINTMENT   -------------------    PURCHASED    AT 31 DEC    --------------------
                                    IF LATER      VESTED     (SOLD)    IN 1999(2)     1999(1)      VESTED    (SOLD)(1)
                                   -----------   --------   --------   -----------   ----------   --------   ---------
B J Brooks.......................     381,705     36,966    (22,186)     (49,697)       346,788    48,535     (33,540)
J J D Bullmore...................      20,065         --         --           --         20,065        --          --
E Dyson..........................          --         --         --           --             --        --          --
M Inagaki(4).....................          --         --         --           --             --        --          --
J B H Jackson....................      12,500         --         --           --         12,500        --          --
C Mackenzie......................          --         --         --           --             --        --          --
H Maxwell........................      35,000         --         --           --         35,000        --          --
S W Morten.......................      20,000         --         --           --         20,000        --          --
J A Quelch.......................      10,000         --         --           --         10,000        --          --
P W G Richardson.................     375,644     21,086     (3,086)     (62,468)       331,176    44,047     (44,047)
E R Salama.......................     483,910     24,719     (9,719)     (89,733)       409,177    40,291     (19,892)
G C Sampson......................     554,313         --         --           --        554,313        --          --
J E Smilow.......................     100,000         --         --           --        100,000        --          --
M S Sorrell(2)...................  13,093,414         --         --      200,000     13,293,414        --          --


                                   OTHER INTERESTS
                                      ACQUIRED
                                    (DISPOSED OF)
                                    SINCE 31 DEC     AT 10 MAY
                                        1999            2000
                                   ---------------   ----------
B J Brooks.......................          --           361,783
J J D Bullmore...................          --            20,065
E Dyson..........................          --                --
M Inagaki(4).....................          --                --
J B H Jackson....................          --            12,500
C Mackenzie......................      10,000            10,000
H Maxwell........................          --            35,000
S W Morten.......................          --            20,000
J A Quelch.......................          --            10,000
P W G Richardson.................          --           331,176
E R Salama.......................          --           429,576
G C Sampson......................          --           554,313
J E Smilow.......................          --           100,000
M S Sorrell(2)...................          --        13,293,414

------------------

NOTES:

(1) Further details of long-term incentive plans are given in note 1 on page 86 of the 31 December 1999 audited financial statements.

(2) Interests include exercisable but unexercised options. In the case of Sir Martin Sorrell interests include 1,571,190 and 577,391 unexercised phantom options granted in 1993 and 1994 respectively as referred to on page 92 of the 31 December 1999 audited financial statements, 4,691,392 shares in respect of the Capital Investment Plan and 1,754,520 shares in respect of the Notional Share Award Plan.

(3) Each of the executive Directors has a technical interest as an employee and potential beneficiary in one of the Company's ESOPs in shares in the Company held under the relevant ESOP. At 31 December 1999, the Company's ESOPs held in total 27,888,766 shares in the Company (1998; 25,532,484 shares).

(4) Mr. M Inagaki is a director and chairman of Asatsu-DK Inc, which at 10 May 2000 was interested in 31,295,646 WPP Ordinary Shares representing 4.02% of the issued share capital of the Company.

(5) Save as disclosed above and in the report of the Compensation committee, no Director had any interest in any contract of significance with the Group during the year.

ORDINARY SHARES
Directors' interests in the Company's share capital, all of which were beneficial, were as follows: (continued)
1998

                                                                         OTHER                     SHARES ACQUIRED
                                                 SHARES ACQUIRED       INTERESTS                    THROUGH LONG-
                                  AT 1 JAN      THROUGH LONG-TERM        AS AT                      TERM INCENTIVE
                                    1998          INCENTIVE PLAN      31 DEC 1998                   PLAN AWARDS IN
                                 OR DATE OF     AWARDS IN 1998(2)     INC. SHARES                        1999
                                 APPOINTMENT   --------------------    PURCHASED    AT 31 DEC    --------------------
                                  IF LATER      VESTED      (SOLD)    IN 1998(1)     1998(1)      VESTED    (SOLD)(2)
                                 -----------   ---------   --------   -----------   ----------   --------   ---------
B J Brooks.....................     307,858       48,869   (43,989)     68,967         381,705    36,966     (22,186)
J J D Bullmore.................      20,065           --        --          --          20,065        --          --
M Inagaki(5)...................          --           --        --          --              --        --          --
J B H Jackson..................      12,500           --        --          --          12,500        --          --
H Maxwell......................      35,000           --        --          --          35,000        --          --
S W Morten.....................      20,000           --        --          --          20,000        --          --
J A Quelch.....................      10,000           --        --          --          10,000        --          --
P W G Richardson...............     316,176       32,265    (5,265)     32,468         375,644    21,086      (3,086)
E R Salama.....................     375,442       17,559        --      90,909         483,910    24,719      (9,719)
G C Sampson....................     550,000           --        --       4,313         554,313        --          --
J E Smilow.....................     100,000           --        --          --         100,000        --          --
M S Sorrell....................   9,578,038    3,515,376        --          --      13,093,414        --          --


                                 OTHER INTERESTS
                                    ACQUIRED
                                  (DISPOSED OF)
                                  SINCE 31 DEC      AT 6 MAY
                                     1998(3)        1999(1)
                                 ---------------   ----------
B J Brooks.....................           --          396,485
J J D Bullmore.................           --           20,065
M Inagaki(5)...................           --               --
J B H Jackson..................           --           12,500
H Maxwell......................           --           35,000
S W Morten.....................           --           20,000
J A Quelch.....................           --           10,000
P W G Richardson...............           --          393,644
E R Salama.....................      (89,733)         409,177
G C Sampson....................           --          554,313
J E Smilow.....................           --          100,000
M S Sorrell....................           --       13,093,414

------------------

NOTES:

(1) Interests include exercisable but unexercised options, in the case of M S Sorrell this includes interest or rights in 1,571,190 and 577,391 unexercised phantom options granted in 1993 and 1994 respectively as referred to on page 88 of the 31 December 1998 audited financial statements, 4,691,392 shares in respect of all four tranches of the Capital Investment Plan and 1,754,520 shares in respect of all three tranches of the Notional Share Award Plan, in respect of which, in each case the performance had been satisfied prior to 31 December 1998.

(2) Further details of the long-term incentive plan are given in note 3 on page 87 of the 31 December 1998 audited financial statements.

(3) Each of the executive Directors has a technical interest as an employee and potential beneficiary in one of the Company's three ESOPs in shares in the Company held under the relevant ESOP. At 31 December 1998, the Company's ESOPs held in total 25,532,484 shares in the Company (1997:
      16,456,119 shares).

(4) Mr M Inagaki is a director and chairman of Asatsu-DK Inc, which at 6 May 1999 was interested in 31,295,646 shares representing 4.1% of the issued share capital of the Company.

(5) Save as disclosed above and in the report of the Compensation committee in the 31 December 1998 audited financial statements, no Director had any interest in any contract of significance with the Group during the year.

ORDINARY SHARES
Directors' interests in the Company's share capital, all of which were beneficial, were as follows: (continued)
1997

                                             SHARES ACQUIRED
                                              THROUGH LONG-       OTHER INTERESTS                   SHARES ACQUIRED
                              AT 1 JAN        TERM INCENTIVE           AS AT                         THROUGH LONG-
                                1997          PLAN AWARDS IN        31 DEC 1997                      TERM INCENTIVE
                             OR DATE OF          1997(1)            INC. SHARES                   PLAN AWARDS IN 1998
                             APPOINTMENT   --------------------      PURCHASED       AT 31 DEC    --------------------
                              IF LATER      VESTED      (SOLD)      IN 1997(1)         1997        VESTED      (SOLD)
                             -----------   ---------   --------   ---------------   -----------   ---------   --------
B J Brooks.................     139,858      428,048   (260,048)             --         307,858      48,869    (43,989)
J J D Bullmore.............      20,065           --         --              --          20,065          --         --
J B H Jackson..............      12,500           --         --              --          12,500          --         --
H Maxwell..................      35,000           --         --              --          35,000          --         --
S W Morten.................      20,000           --         --              --          20,000          --         --
J E Quelch.................      10,000           --         --              --          10,000          --         --
P W G Richardson...........          --       25,000         --         291,176         316,176      32,265     (5,265)
E R Salama.................     298,215           --         --          77,227         375,442      17,559         --
G C Sampson................     550,000           --         --                         550,000          --         --
J E Smilow.................     100,000           --         --              --         100,000          --         --
M S Sorrell................   4,012,501      386,420         --       5,179,117       9,578,038          --         --


                             OTHER INTERESTS
                             ACQUIRED SINCE      AT 6 MAY
                             31 DEC 1997(2)        1998
                             ---------------   ------------
B J Brooks.................             --          312,738
J J D Bullmore.............             --           20,065
J B H Jackson..............             --           12,500
H Maxwell..................             --           35,000
S W Morten.................             --           20,000
J E Quelch.................             --           10,000
P W G Richardson...........             --          343,176
E R Salama.................             --          393,001
G C Sampson................          4,313          554,313
J E Smilow.................             --          100,000
M S Sorrell................      1,757,688       11,335,726

------------------

NOTES:

(1) In the case of Messrs. Richardson and Salama, this represents their respective interests in 291,176 and 67,227 unexercised options granted under the WPP Executive Share Option Scheme or under an ESOP in previous periods and which had become exercisable prior to 31 December 1997. These interests are not included in the first column showing interests at 1 January 1997, but are referred to in the table of Directors' interests in share options on page 84 of the 31 December 1997 audited financial statements. In the case of Mr. Salama this also includes 10,000 shares purchased during 1997, in the case of M S Sorrell this includes 100,000 shares purchased during 1997; interest or rights in 1,571,190 and 577,391 unexercised phantom options granted in 1993 and 1994 respectively, as referred to on page 90 of the 31 December 1997 audited financial statements; 2,345,696 shares for the first two tranches of the Capital Investment Plan and 584,840 shares in respect of the first tranche of the Notional Share Award Plan, in respect of which, in each case, the performance conditions had been satisfied prior to 31 December 1997.

(2) Represents in the case of Mr. Sampson, his interest in unexercised options granted under the WPP Executive Share Option Scheme in previous periods and which became exercisable in April 1998. In the case of M
      S Sorrell his interest in 1,172,848 shares for the third tranche of the Capital Investment Plan and 584,840 shares for the second tranche of the Notional Share Award Plan in respect of which, in each case, the performance conditions were satisfied on 1 May 1998.

(3) Each of the executive Directors has a technical interest as an employee and potential beneficiary in one of the Company's three ESOPs in shares in the Company held under the relevant ESOP. At 31 December 1997 the Company's ESOPs held in total 16,456,119 shares in the Company (1996:
      13,748,628 shares).

(4) Save as disclosed above and in the Compensation committee report, no Director had any interest in any contract of significance with the Group during the year.

SHARE OPTIONS(1)
Outstanding options granted to the directors are as follows:

1999

                                      GRANTED/   EXERCISED/   EXERCISED/
                           AT 1 JAN   (LASPED)    REALISED     RETAINED    AT 31 DEC   EXERCISED   AT 10 MAY
                             1999       1999        1999         1999        1999        2000        2000
                           --------   --------   ----------   ----------   ---------   ---------   ---------
                            NUMBER     NUMBER      NUMBER       NUMBER      NUMBER      NUMBER      NUMBER     COMMENCEMENT
                           --------   --------   ----------   ----------   ---------   ---------   ---------   ------------
B J Brooks...............   68,967       --        (49,697)     (19,270)       --          --          --        Dec 1998
P W G Richardson.........  100,000       --        (30,000)     (70,000)       --          --          --        Jan 1996
                           102,941       --             --     (102,941)       --          --          --        Oct 1996
                            88,235       --             --      (88,235)       --          --          --        Sep 1997
                            32,468       --        (32,468)          --        --          --          --        Sep 1998
                            24,497       --        (24,497)          --        --          --          --        Sep 1999
E R Salama...............   67,227       --        (16,121)     (51,106)       --          --          --        Sep 1997
                            90,909       --        (73,612)     (17,297)       --          --          --        Sep 1998
G C Sampson..............    4,313       --             --       (4,313)       --          --          --        Apr 1998

                                                        MARKET
                                                       PRICE PER
                                           EXERCISE    SHARE ON
                           EXERCISE DATE   PRICE PER    DATE OF
                              EXPIRY         SHARE     EXERCISE
                           -------------   ---------   ---------
B J Brooks...............     Dec 2005      158.0p     553.0
P W G Richardson.........     Jan 2000       40.0p     760.5
                              Oct 2003      102.0p      750.5
                              Sep 2004      119.0p      750.5
                              Sep 2005      154.0p      760.5
                              Sep 2006      233.5p      760.5
E R Salama...............     Sep 2004      119.0p     499.5
                              Sep 2005      154.0p      499.5
G C Sampson..............     Apr 2005      108.0p     499.5

------------------

NOTES:

(1) Share options were granted under the WPP Executive Share Option Plan or under an ESOP in which Directors and other executives participate. These options were granted at the market price at the time of grant.

(2) 2,196,190 phantom options were granted to JMS in relation to 1993 at at base price of 52.5p per share, exercisable between April 1996 and April 2003 and 577,391 in relation to 1994 at a base price of 115p per share, exercisable in March 2004. In 1997, JMS exercised 625,000 phantom options granted in relation to 1993. This leaves 1,571,190 unexercised phantom options granted in relation to 1993. JMS has indicated that it does not intend to exercise the 1993 phantom options until March 2003, subject to good leaver and change of control provisions.

(3) The closing share price at 31 December 1999 was 981.0p and the share price during the year ranged between 359.0p and 996.0p.

SHARE OPTIONS(2)
Outstanding options granted to the directors are as follows:

1998

                                    GRANTED/   EXERCISED/   EXERCISED/
                         AT 1 JAN   (LAPSED)    REALISED     RETAINED    AT 31 DEC   EXERCISED   AT 6 MAY
                           1998       1998        1998         1998        1998        1999        1999
                         --------   --------   ----------   ----------   ---------   ---------   ---------
                          NUMBER     NUMBER      NUMBER       NUMBER      NUMBER      NUMBER     NUMBER(1)   COMMENCMENT
                         --------   --------   ----------   ----------   ---------   ---------   ---------   ------------
B J Brooks.............   68,967       --           --           --        68,967          --      68,967      Dec 1998
P W G Richardson.......  100,000       --           --           --       100,000          --     100,000      Jan 1996
                         102,941       --           --           --       102,941          --     102,941      Oct 1996
                          88,235       --           --           --        88,235          --      88,235      Sep 1997
                          32,468       --           --           --        32,468          --      32,468      Sep 1998
                          24,497       --           --           --        24,497          --      24,497      Sep 1999
E R Salama.............   67,227       --           --           --        67,227     (67,227)         --      Sep 1997
                          90,909       --           --           --        90,909     (90,909)         --      Sep 1998
G C Sampson............    4,313       --           --           --         4,313      (4,313)         --      Apr 1998

                                                      MARKET
                                                     PRICE PER
                                         EXERICSE    SHARE ON
                         EXERCISE DATE   PRICE PER    DATE OF
                            EXPIRY         SHARE     EXERCISE
                         -------------   ---------   ---------
B J Brooks.............     Dec 2005       158.0p        n/a
P W G Richardson.......     Jan 2000        40.0p        n/a
                            Oct 2003       102.0p        n/a
                            Sep 2004       119.0p        n/a
                            Sep 2005       154.0p        n/a
                            Sep 2006       233.5p        n/a
E R Salama.............     Sep 2004       119.0p      499.5p
                            Sep 2005       154.0p      499.5p
G C Sampson............     Apr 2005       108.0p      499.5p

------------------

NOTES:

(1) As at 6 May 1999 all of Mr Brook's 68,967 options were exercisable but unexercised, as were 323,644 of Mr Richardsons's options.

(2) Share options were granted under the WPP Executive Share Option Scheme or under an ESOP in which Directors and other executives participate. These options were granted at the market price at the time of grant.

(3) 2,196,190 phanton options were granted to JMS in relation to 1993 at a base price of 52.5p per share, exercisable between April 1996 and April 2003 and 577,391 in relation to 1994 at a base price of 115p per share, exercisable between September 1999 and April 2004. In 1997, JMS exercised 625,000 phanton options granted in relation to 1993. This leaves 1,571,190 unexercised phanton options granted in relation to 1993.

(4) The closing share price at 31 December 1998 was 365.9p and the share price during the year ranged between 200.0p and 470.0p.

SHARE OPTIONS(2)
Outstanding options granted to the directors are as follows: (continued)

1997

                                                                            AT 31 DEC
                                                    EXERCISED   EXERCISED     1997
                                        GRANTED/       AND         AND         AND
                             AT 1 JAN   (LAPSED)    REALISED    RETAINED      6 MAY
                               1997       1997        1997        1997        1998                       EXERCISE DATES   EXERCISE
                             --------   ---------   ---------   ---------   ---------                    --------------   PRICE PER
                              NUMBER     NUMBER      NUMBER      NUMBER      NUMBER      COMMENCEMENT        EXPIRY         SHARE
                             --------   ---------   ---------   ---------   ---------   --------------   --------------   ---------
B J Brooks................   229,331         --      154,331     75,000           --    Sep 1996         Sep 2003          102.0p
                             180,717         --      105,717     75,000                 Sep 1997         Sep 2004          119.0p
                              68,967         --           --         --       68,967    Dec 1998         Dec 2005          158.0p

P W G Richardson..........   100,000         --           --         --      100,000    Jan 1996         Jan 2000           40.0p
                             102,941         --           --         --      102,941    Sep 1996         Sep 2003          102.0p
                              88,235         --           --         --       88,235    Sep 1997         Sep 2004          119.0p
                              32,468         --           --         --       32,468    Sep 1998         Sep 2005          154.0p
                              24,497         --           --         --       24,497    Sep 1999         Sep 2006          233.5p

E R Salama................    67,227         --           --         --       67,227    Sep 1997         Sep 2004          119.0p
                              90,909         --           --         --       90,909    Sep 1998         Sep 2005          154.0p

G C Sampson...............     4,313         --           --         --        4,313    Apr 1998         Apr 2005          108.0p


                             MARKET
                            PRICE PER
                            SHARE ON
                             DATE OF
                            EXERCISE
                            ---------
B J Brooks................   280.0p
                             280.0p
                                n/a
P W G Richardson..........      n/a
                                n/a
                                n/a
                                n/a
                                n/a
E R Salama................      n/a
                                n/a
G C Sampson...............      n/a

------------------

NOTES:

(1) Share options were granted under the WPP Executive Share Option Scheme or under an ESOP in which directors and other senior executives participate. These options were granted at the market price at the time of grant.

(2) 2,196,190 phantom options were granted to JMS in relation to 1993 at a base price of 52.5p per share, exercisable between April 1996 and April 2003 and 577,391 in relation to 1994 at a base price of 115p per share, exercisable between September 1999 and April 2004. On 21 April 1997, JMS exercised 625,000 phantom options granted in relation to 1993 at a price of 247.5p resulting in a payment after deduction of the base price of 52.5p of L1,218,750. This leaves 1,571,190 unexercised phantom options granted in relation to 1993.

(3) The closing share price at 31 December 1997 was 269.5p and the share price during the year ranged between 236.5p and 292p.

(4) Share options existing prior to 8 April 1993, and their exercise prices, have been adjusted to reflect the impact of the rights issue which occurred on that date.

4. UNAUDITED INTERIM RESULTS FOR THE SIX MONTHS ENDED 30 JUNE 2000

The following is an extract from the text of the WPP unaudited interim announcement which was published on 14 August 2000.

                                     ``WPP

                              2000 INTERIM RESULTS

                    REVENUE UP ALMOST 19% TO L1.209 BILLION
     PROFIT BEFORE TAX UP OVER 22% TO L137.7 MILLION AGAINST L112.6 MILLION
           DILUTED EARNINGS PER SHARE UP OVER 22% TO 12.0P FROM 9.8P
               INTERIM ORDINARY DIVIDEND UP 20% TO 1.2P PER SHARE

- REVENUE UP ALMOST 19% TO L1.209 BILLION AND UP ALMOST 18% IN CONSTANT
  CURRENCIES

- PROFIT BEFORE INTEREST AND TAX UP ALMOST 25% TO L160.7 MILLION AND UP OVER 25% IN CONSTANT CURRENCIES

- OPERATING MARGIN UP 0.6 MARGIN POINTS AND 0.7 MARGIN POINTS IN CONSTANT CURRENCIES IN LINE WITH OBJECTIVES

- PROFIT BEFORE TAX UP OVER 22% TO L137.7 MILLION AND UP OVER 23% IN CONSTANT CURRENCIES

- DILUTED EARNINGS PER SHARE UP OVER 22% TO 12.0P FROM 9.8P AND UP OVER 23% IN CONSTANT CURRENCIES

- INTERIM ORDINARY DIVIDEND UP 20% TO 1.2P PER SHARE

- NET NEW BUSINESS BILLINGS OF OVER L1.1 BILLION ($1.7 BILLION) UP 13% OVER L1.0 BILLION ($1.5 BILLION) IN COMPARABLE PERIOD

SUMMARY OF RESULTS

The Board of WPP Group plc announces its results for the six months ended 30 June 2000, which show significant continued improvement.

Turnover was up 27% to L5.7 billion in the first six months of 2000.

Reportable revenue was up almost 19% at L1.209 billion. On a constant currency basis revenue was up almost 18%. Excluding acquisitions constant currency revenue was up over 15%.

Profit before interest and tax was up almost 25% to L160.7 million from L128.9 million and up over 25% in constant currencies.

Reported operating margins rose by 0.6 margin points to 13.3% from 12.7% in line with the Group's financial objectives. In constant currencies the operating margin grew by 0.7 margin points. Reported operating costs rose by over 18% and rose by over 17% in constant currencies.

The Group's staff cost to gross margin ratio excluding variable compensation fell to 55.9% from 56.4%. On a like-for-like basis the average number of people in the Group was 30,601 in the first half of the year, compared to 28,719 in 1999, an increase of 6.6%. The total number of people in the Group at the half year end was 31,416 against 27,334 in 1999.

Net interest payable and similar charges increased to L23.0 million from L16.3 million, reflecting improved profitability more than offset by the impact of increased interest rates, share repurchases and acquisitions.

Reported profit before tax rose by over 22% to L137.7 million from L112.6 million. In constant currency pre-tax profits rose by over 23%.

The tax rate on profit on ordinary activities fell to 30% from 31% last year.

Diluted earnings per share were up over 22% at 12.0p, and were up over 23% in constant currencies.

The Board recommends an increase of 20% in the interim ordinary dividend to 1.2p per share. The record date for this interim dividend is 15 September 2000, payable on 20 November 2000.

Further details of WPP's financial performance are provided in Appendix I below

MERGER WITH YOUNG & RUBICAM INC ("Y&R")

On 12 May, 2000 it was announced that the Boards of WPP and Y&R had reached agreement to merge by means of an all-share offer by WPP for Y&R. The terms were
0.835 WPP American Depositary shares or 4.175 WPP ordinary shares for every Y&R share.

WPP's offer valued Y&R at L3.1 billion ($4.7 billion) on the day of the announcement. The Hart-Scott-Rodino waiting period has expired without request for further information and listing particulars, notice of the necessary WPP Extraordinary General Meeting and proxy documents will be dispatched to WPP and Y&R Share Owners in due course. It is anticipated that both sets of share owners will vote on the transaction towards the end of September with closing shortly thereafter.

REVIEW OF OPERATIONS

REVENUE BY REGION

The pattern of revenue growth differed regionally. The table below gives details of the proportion of revenue and revenue growth (on a constant currency basis) by region for the first six months of 2000.

                                               REVENUE AS A %   REVENUE GROWTH%
REGION                                         OF TOTAL GROUP        00/99
------                                         --------------   ---------------
North America................................       45.8             18.5
United Kingdom...............................       19.4             10.8
Continental Europe...........................       18.1             19.8
Asia Pacific, Latin America, Africa & Middle
  East.......................................       16.7             23.7
                                                    ----             ----
TOTAL GROUP..................................        100             17.9
                                                    ====             ====

As can be seen, North America, UK and Continental Europe continued to grow strongly. Strong recovery continued in Asia Pacific and Latin America.

Net new business billings of almost L1.1 billion ($1.7 billion) were won in the first half of the year, 13% up on L1.0 billion ($1.5 billion) in the comparable period last year.

REVENUE BY COMMUNICATIONS SERVICES SECTOR AND BRAND

The pattern of revenue growth varied by communications services sector and company brand. The table below gives details of the proportion of revenue and revenue growth by communications services sector (on a constant currency basis) for the first six months of 2000.

COMMUNICATIONS                                  REVENUE AS A     REVENUE GROWTH%
SERVICES                                      % OF TOTAL GROUP        00/99
--------------                                ----------------   ---------------
Advertising and media investment
  management................................        46.0               15.8
Information and consultancy.................        19.8               24.4
Public relations and public affairs*........        10.1               44.3
Branding and identity, healthcare and
  specialist communications.................        24.1                8.6**
                                                    ----             ------
TOTAL GROUP.................................         100               17.9
                                                    ====             ======

------------------

* The revenue figures submitted to the O'Dwyer Report reflect some public relations income which is included here in advertising and media investment management and branding and identity, healthcare and specialist communications. Total public relations and public affairs revenues grew almost 40% to $227 million.

**     Gross profit up over 22% on a like-for-like basis.

ADVERTISING AND MEDIA INVESTMENT MANAGEMENT

On a constant currency basis, combined revenue at Ogilvy (including Cole & Weber and OgilvyOne), J Walter Thompson Company, Conquest and MindShare rose by almost 22%, whilst operating margins continued to improve.

Ogilvy, J Walter Thompson Company, Conquest and MindShare generated net new business billings of L900 million ($1.4 billion), 27% up on that achieved in the first six months of 1999.

INFORMATION AND CONSULTANCY

The Group's information and consultancy businesses continued their growth, with revenues increasing by over 24%, operating profit up over 27% and as a result improving operating margins.

PUBLIC RELATIONS AND PUBLIC AFFAIRS

The Group's public relations and public affairs revenues showed significant continued growth, rising over 44%, with operating margins at almost 16% well beyond previous objectives. Hill and Knowlton's revenues rose 29% and the company continued to improve its operating margins significantly. Ogilvy Public Relations Worldwide's revenues rose by almost 85%, also with significant improvement in its operating margin.

BRANDING AND IDENTITY, HEALTHCARE AND SPECIALIST COMMUNICATIONS

The Group's branding and identity, healthcare and specialist communications revenues grew by almost 9% over last year with gross margin, a more accurate indicator of top-line growth, up over 22% on a like-for-like basis and operating margins improving. Particularly good performance was registered by several companies in this sector in the first half, including in promotion and direct marketing by RTCdirect, Einson Freeman, Perspectives, OgilvyOne and A Eicoff & Company; in branding and identity by Enterprise IG, Scott Stern, Coley Porter Bell and Banner McBride; in healthcare by Shire Hall Group; and in other specialist marketing services by The Henley Centre, JWT Specialized Communications, P.Four Consultancy and Management Ventures.

CASH FLOW BALANCE SHEET

A summary of the Group's cash flow statement and balance sheet and notes as at 30 June 2000 are provided in Appendices I and II.

Improved profitability has continued to have a positive effect on the Group's balance sheet. In the first half of 2000, operating profit was L147 million, depreciation L25 million, interest paid L22 million, tax paid L32 million and other cash inflows L13 million. This resulted in net cash generation of L131 million for the first six months of 2000, compared to L102 million in the comparable period last year. The Group invested L30 million in capital expenditure, L116 million in cash acquisition payments and investments and L46 million in share repurchases and dividends, a total outflow of L192 million.

For the twelve months ended 30 June 2000 the net cash generation was L265 million which was invested in capital expenditure of L72 million, cash acquisition payments and investments of L272 million and share repurchases and dividends of L82 million, a total expenditure of L426 million. Net debt averaged L325 million for the first half of 2000 versus L189 million for the same period last year. On 30 June 2000 net bank borrowings were L292 million against L52 million on 30 June 1999.

The Board continues to examine ways of deploying its substantial cash flow of almost L240 million per annum to enhance share owner value particularly given that interest cover is almost seven times. Cash flow and interest cover will be further improved by the proposed all-equity acquisition of Y&R. As necessary capital expenditure normally approximates to 1-1.2x the depreciation charge, the Company has concentrated on examining possible acquisitions or returning excess capital to share owners in the form of dividends or share buy-backs.

In the first half of 2000, acquisitions have been completed in advertising and media investment management in China, Israel, Italy, the Middle East, Netherlands, Puerto Rico and Spain; in information and consultancy in Denmark and Sweden; in public relations and public affairs in Poland and the United States; and in branding and identity, healthcare and specialist communications--in branding and identity in Australia, Singapore and the United States; in direct in Australia, Canada, Poland, Spain and the United Kingdom; and in interactive in Canada, Mexico and the United Sates.

In addition to increasing the interim dividend by 20% to L9.3 million or 1.2p per share, the Company has continued its rolling share buy-back programme in the first half of the year by repurchasing 4.8 million shares at an average price of L9.57 per share and total cost of L46 million. The Company's objective remains to buy-back approximately L100 million--L150 million of shares each year, equivalent to 1-2% of the ordinary share capital.

WPP.COM

The new economy continues to have a significant impact on wpp.com. Despite the recent correction of stock market valuations of internet businesses on both sides of the Atlantic, web revenues continue to grow strongly. In particular, traditional brands have increased their efforts and their expenditure as they come to terms with the challenges and opportunities offered by the new technologies. Work with traditional clients and with some of their spin-offs continues to provide much of the growth in our interactive business. Demand from traditional clients has allowed us to be selective in choosing the start-ups we work with and to pick those that we feel are well funded with a compelling offer.

Narrowly defined web revenues for the half year--confined to web based work and excluding off-line expenditure for on-line brands--grew to over $90 million. This is well above budget and compares favourably with over $30 million for the same period in 1999. These figures exclude the operations of companies such as Syzygy, Concept! and Roundarch in which we own minority interests. Particularly strong performances were recorded by OgilvyInteractive, digital@jwt, Research International and Millward Brown Interactive. Operating margins for these businesses are similar to, or better than, those of WPP as a whole.

Off-line work for internet start-ups and "clicks and mortar" operations continued to develop strongly in all regions. Particularly strong growth was recorded at Ogilvy, AlexanderOgilvy, J Walter Thompson Company, Blanc & Otus and Enterprise IG. A notable feature has been the growth of business-to-business clients who now account for over half of our work in this area. While there has been considerable "churn" amongst start-ups, demand continues to exceed supply and we have been able to maintain or increase fee levels. As we suspected, it is growing increasingly difficult to isolate web- related revenues given that much of the work for clients involves the total integration of their web and traditional activities. We estimate that these more broadly defined web revenues--including off-line spending by on-line brands--have grown by 30% in the first half of the year to over 15% of total revenues.

We have continued to invest in a range of start-ups in order to better understand developments and the capabilities we need to develop and widen the offer we can make to clients. Investments in the first half have been made in Inferentia (Italy's leading e-commerce and web consulting company), Metapack (in e-fulfilment and logistics), Advertising.com (a leader in targeting on-line media), Imagine (e-crm), Intraspect (knowledge management software), Red Sheriff (web traffic measurement and the dominant provider in Australia), Spydre (a Latin American incubator) and BigWords (the US leader in targeting 18-24 year olds for content and e-commerce).

In addition, a number of acquisitions have been made of companies with strong technology and web capabilities to strengthen our core operating brands.

CLIENT DEVELOPMENTS IN THE FIRST HALF OF 2000

At the end of the half year, the Group worked with over 60 major national or multi-national clients in three or more functions. This reflects the increasing opportunities for co-ordination between activities both nationally and internationally. The Group also works with well over 100 clients in 6 or more countries. The Group now serves more than 300 of the Fortune 500 and approximately half of the NASDAQ 100. Including associates the Group currently employs over 39,000 people in 950 offices in 92 countries.

The Group estimates that more than 20% of new assignments in the first half of the year were generated through the joint development of opportunities by two or more Group companies.

CURRENT PROGRESS AND FUTURE PROSPECTS

The Group's performance has continued to improve in the first half of 2000.

The Company is firing on all cylinders, gaining market share in all geographic regions including the United States, United Kingdom, Continental Europe, Asia Pacific and Latin America.

Functionally, advertising and media investment management have accelerated their top-line growth rates, whilst continuing to improve their operating profits and margins. Information and consultancy, public relations and public affairs, branding and identity, healthcare and specialist communications have continued to improve operating profits and operating margins at higher levels of revenue and gross margin growth.

Underlying revenue trends are sound with the Group growing faster than the market and therefore increasing market share. Prospects for the latter half of 2000 look equally good (early indications are that July revenues are up over 20% on a constant currency basis) and industry projections for advertising market growth in 2001 look only slightly lower than 2000 in the range of 5-6%. Marketing services expenditures will continue to grow at a faster rate. Continual concerns about stock market valuations and economic over-heating on both sides of the Atlantic are balanced by the focus of governments on fiscal restraint and the independence of central banks in controlling interest rate policies.

Although market conditions are good, plans, budgets and forecasts of revenues will continue to be made on a conservative basis and considerable attention is still being focused on achieving margin and staff cost to revenue or gross margin targets. Continued progress is being made in these areas. For example, on a comparable basis, the combined operating margins of Ogilvy, J Walter Thompson Company and MindShare rose to 15.6% from 14.6% in the first half of 2000 compared to the same period in 1999.

In addition to influencing absolute levels of cost, the initiatives taken by the parent company in the areas of human resources, property, procurement, information technology and practice development continue to improve the flexibility of the Group's cost base.

This will become increasingly important if and when economic activity stalls. Over the last five years fixed staff and property costs have fallen from 56.7% to 51.8% of revenue.

The Group continues to improve co-operation and co-ordination between companies in order to add value to our clients' businesses and our people's careers, an objective which has been specifically built into short-term incentive plans. Particular emphasis and success has been achieved in the areas of media investment management, healthcare, privatisation, new technologies, new markets, retailing, internal communications, hi-tech, financial services and media and entertainment.

The Group continues to concentrate on its objectives of improving operating profits by 15-20% per annum; improving operating margins by 1 margin point per annum or more depending on revenue growth; improving staff cost to revenue or gross margin ratios by 0.6 margin points per annum or more depending on revenue growth; converting 20-33 1/3% of incremental revenue to profit and growing revenue faster than industry averages and encouraging co-operation between Group companies.

In addition to introducing greater flexibility into its cost structure, the Group is competitively well positioned to weather any economic uncertainty because of its stronger financial position, its geographic spread, its consistent new business record and its competitive strength in information and consultancy, public relations and public affairs, identity and branding, healthcare and specialist communications--particularly as clients decide to spend an increasing proportion of their marketing budgets on "below-the-line" activities.

                                   APPENDIX I
 UNAUDITED CONSOLIDATION INTERIM RESULTS FOR THE SIX MONTHS ENDED 30 JUNE, 2000

                                                             SIX        SIX
                                                            MONTHS     MONTHS               CONSTANT
                                                            ENDED      ENDED                CURRENCY
                                                           30 JUNE    30 JUNE                +/(-)        YEAR ENDED
                                                 NOTES       2000       1999      +/(-)     (NOTE 3)   31 DECEMBER 1999
                                                --------   --------   --------   --------   --------   ----------------
                                                              LM         LM         %          %              LM
Turnover (gross billings).....................             5,655.9    4,445.1     +27.2%     +26.2%         9,345.9
                                                           -------    -------     -----      -----         --------
Revenue.......................................     4       1,209.1    1,017.3     +18.9%     +17.9%         2,172.6
                                                           -------    -------     -----      -----         --------
Gross profit..................................             1,071.1      861.2     +24.4%     +23.5%         1,855.3
Operating costs...............................              (924.6)    (740.6)    -24.8%     -23.8%        (1,591.8)
                                                           -------    -------     -----      -----         --------
Operating profit..............................               146.5      120.6     +21.5%     +21.8%           263.5
Income from associates........................                14.2        8.3     +71.1%     +76.7%            27.3
Profit on ordinary activities before interest
  and taxation................................               160.7      128.9     +24.7%     +25.3%           290.8
Net interest payable and similar charges......               (23.0)     (16.3)    -41.1%     -39.0%           (35.4)
                                                           -------    -------     -----      -----         --------
Profit on ordinary activities before
  taxation....................................               137.7      112.6     +22.3%     +23.2%           255.4
Tax on profit on ordinary activities..........     5         (41.3)     (34.9)    -18.3%     -19.2%           (76.6)
                                                           -------    -------     -----      -----         --------
Profit on ordinary activities after
  taxation....................................                96.4       77.7     +24.1%     +25.0%           178.8
Minority interests............................                (3.3)      (2.4)    -37.5%     -37.5%            (6.0)
                                                           -------    -------     -----      -----         --------
Profit attributable to ordinary share
  owners......................................                93.1       75.3     +23.6%     +24.6%           172.8
Ordinary dividends............................     6          (9.3)      (7.8)    +19.2%     +21.3%           (24.0)
                                                           -------    -------     -----      -----         --------
Retained profit for the period................                83.8       67.5     +24.1%     +25.0%           148.8
                                                           =======    =======     =====      =====         ========
PBIT margin*..................................                13.3%      12.7%     +0.6%      +0.7%            13.4%
                                                           -------    -------     -----      -----         --------
EARNINGS PER SHARE
Basic earnings per ordinary share.............     7          12.3p      10.0p    +23.0%     +23.8%            22.9p
Diluted earnings per ordinary share...........     7          12.0p       9.8p    +22.4%     +23.5%            22.5p
                                                           -------    -------     -----      -----         --------
Ordinary dividend per share --interim.........     6           1.2p       1.0p    +20.0%     +20.0%             1.0p
                          --final.............                  --         --        --         --              2.1p
                                                           -------    -------     -----      -----         --------
EARNINGS PER ADS**
Basic earnings per ADS........................             $  0.97    $  0.81     +19.8%     +19.8%        $   1.85
Diluted earnings per ADS......................             $  0.94    $  0.80     +17.5%     +19.0%        $   1.82
ORDINARY DIVIDEND PER ADS**
  Interim.....................................                 9.4 CENTS     8.1 CENTS  +16.0%  +16.0%          8.1 CENTS
  Final.......................................                  --         --        --         --             17.0 CENTS
                                                           =======    =======     =====      =====         ========

------------------

*      PBIT: Profit on ordinary activities before interest and taxation.

**     These figures have been translated for convenience purposes only, using the profit and loss exchange rate shown in note 3. The comparative figures have been restated following a change in the ratio of ordinary shares per ADS from 10 ordinary shares per ADS to 5 ordinary shares per ADS.

 The accompanying notes form an integral part of this profit and loss account.

                                 WPP GROUP PLC
           UNAUDITED SUMMARY INTERIM CONSOLIDATED CASH FLOW STATEMENT
                       FOR THE PERIOD ENDED 30 JUNE 2000

                                                                                     YEAR ENDED
                                             SIX MONTHS ENDED   SIX MONTHS ENDED    31 DECEMBER
                                               30 JUNE 2000       30 JUNE 1999          1999
                                             ----------------   ----------------   --------------
                                                    LM                 LM                LM
  RECONCILIATION OF OPERATING PROFIT TO NET
    CASH (OUTFLOW)/INFLOW FROM OPERATING
    ACTIVITIES:
  Operating profit.........................        146.5              120.6             263.5
  Depreciation charge......................         24.8               19.7              42.2
  Movements in working capital and
    provisions.............................       (309.0)            (202.9)             42.8
                                                  ------             ------            ------
  Net cash (outflow)/inflow from operating
    activities.............................       (137.7)             (62.6)            348.5
  Dividends received from associates.......          3.2                1.8               4.3
  Returns on investments and servicing of
    finance................................        (23.9)             (13.9)            (37.1)
  United Kingdom and overseas tax paid.....        (31.5)             (31.6)            (58.4)
  Purchase of tangible fixed assets........        (29.9)             (22.1)            (64.6)
  Purchase of own shares by ESOP Trust.....        (46.2)              (4.1)            (17.9)
  Other movements..........................          3.2                1.6               2.0
                                                  ------             ------            ------
  Capital expenditure and financial
    investment.............................        (72.9)             (24.6)            (80.5)
  Cash consideration for acquisitions......        (97.8)             (57.3)           (242.2)
  Less cash acquired.......................          2.0                3.3              51.8
  Net purchase of other investments........        (20.3)                --             (11.8)
  Total acquisitions.......................       (116.1)             (54.0)           (202.2)
  Equity dividends paid....................           --                 --             (21.1)
                                                  ------             ------            ------
  Net cash outflow before financing........       (378.9)            (184.9)            (46.5)
  Increase in drawings on bank loans.......        100.3               42.3             258.0
  Proceeds from issue of shares............          8.2                4.0              12.0
                                                  ------             ------            ------
Net cash inflow from financing.............        108.5               46.3             270.0
                                                  ------             ------            ------
  (Decrease)/increase in cash and
    overdrafts for the period..............       (270.4)            (138.6)            223.5
  Translation difference...................          8.0                6.8              (0.6)
  Balance of cash and overdrafts at
    beginning of period....................        551.4              328.5             328.5
                                                  ------             ------            ------
  Balance of cash and overdrafts at end of
    period.................................        289.0              196.7             551.4
                                                  ------             ------            ------
  RECONCILIATION OF NET CASH FLOW TO
    MOVEMENT IN NET (DEBT)/FUNDS:
  (Decrease)/increase in cash and
    overdrafts for the period..............       (270.4)            (138.6)            223.5
  Cash inflow from debt financing..........       (100.3)             (42.3)           (258.0)
  Other movements..........................         (0.8)              (0.7)             (1.7)
  Translation difference...................        (12.4)              (5.1)             (6.2)
                                                  ------             ------            ------
  Movement of net funds in the period......       (383.9)            (186.7)            (42.4)
  Net funds at beginning of period.........         91.9              134.3             134.3
Net (debt)/funds at end of period (note
  11)......................................       (292.0)             (52.4)             91.9
                                                  ======             ======            ======

   The accompanying notes form an integral part of this cash flow statement.

                                 WPP GROUP PLC
            UNAUDITED CONSOLIDATED BALANCE SHEET AS AT 30 JUNE 2000

                                                                  30 JUNE    30 JUNE    1 DECEMBER
                                                                    2000       1999        1999
                                                        NOTES        LM         LM          LM
                                                       --------   --------   --------   -----------
FIXED ASSETS
Intangible assets:
  Corporate brands...................................                350.0      350.0       350.0
  Goodwill...........................................      8         511.0      204.1       410.3
Tangible assets......................................                211.1      178.1       196.7
Investments..........................................      8         448.9      290.7       356.9
                                                                  --------   --------    --------
                                                                   1,521.0    1,022.9     1,313.9
CURRENT ASSETS
Stocks and work in progress..........................                198.1      140.2       113.5
Debtors..............................................              1,336.3    1,058.0     1,040.4
Debtors within working capital facility:
  Gross debts........................................                396.3      326.0       345.7
  Non-returnable proceeds............................               (228.1)    (219.5)     (214.1)
                                                                  --------   --------    --------
                                                                     168.2      106.5       131.6
Cash at bank and in hand.............................                395.9      302.7       607.0
                                                                  --------   --------    --------
                                                                   2,098.5    1,607.4     1,892.5
CREDITORS: amounts falling due within one year.......      9      (2,404.2)  (1,846.6)   (2,148.0)
                                                                  --------   --------    --------
NET CURRENT LIABILITIES..............................               (305.7)    (239.2)     (255.5)
                                                                  --------   --------    --------
TOTAL ASSETS LESS CURRENT LIABILITIES................              1,215.3      783.7     1,058.4
CREDITORS: amounts falling due after more than one
  year...............................................     10        (754.9)    (468.6)     (652.5)
PROVISIONS FOR LIABILITIES AND CHARGES...............                (75.7)     (80.0)      (79.2)
                                                                  --------   --------    --------
NET ASSETS...........................................                384.7      235.1       326.7
                                                                  --------   --------    --------
CAPITAL AND RESERVES
Share capital........................................                 77.9       77.0        77.5
Reserves.............................................                296.6      149.6       240.7
                                                                  --------   --------    --------
SHARE OWNERS' FUNDS..................................                374.5      226.6       318.2
Minority interests...................................                 10.2        8.5         8.5
                                                                  --------   --------    --------
TOTAL CAPITAL EMPLOYED...............................                384.7      235.1       326.7
                                                                  --------   --------    --------

      The accompanying notes form an integral part of this balance sheet.

                                 WPP GROUP PLC
   UNAUDITED RECONCILIATION OF MOVEMENTS IN CONSOLIDATED SHARE OWNERS' FUNDS
                       FOR THE PERIOD ENDED 30 JUNE 2000

                                            SIX MONTHS ENDED   SIX MONTHS ENDED      YEAR ENDED
                                              30 JUNE 2000       30 JUNE 1999     31 DECEMBER 1999
                                            ----------------   ----------------   ----------------
                                                   LM                 LM                 LM
Profit for the period.....................         93.1               75.3             172.8
Ordinary dividends payable................         (9.3)              (7.8)            (24.0)
                                                  -----              -----             -----
                                                   83.8               67.5             148.8
Exchange adjustments on foreign currency
  net investments.........................        (36.1)             (33.4)            (31.2)
Other movements...........................          8.6                4.8              12.9
                                                  -----              -----             -----
Net additions to share owners' funds......         56.3               38.9             130.5
Opening share owners' funds...............        318.2              187.7             187.7
                                                  -----              -----             -----
Closing share owners' funds...............        374.5              226.6             318.2
                                                  -----              -----             -----

        UNAUDITED STATEMENT OF CONSOLIDATED RECOGNISED GAINS AND LOSSES
                       FOR THE PERIOD ENDED 30 JUNE 2000

                                            SIX MONTHS ENDED   SIX MONTHS ENDED      YEAR ENDED
                                              30 JUNE 2000       30 JUNE 1999     31 DECEMBER 1999
                                            ----------------   ----------------   ----------------
                                                   LM                 LM                 LM
Profit for the period.....................         93.1               75.3             172.8
Exchange adjustments on foreign currency
  net investments.........................        (36.1)             (33.4)            (31.2)
                                                  -----              -----             -----
Total recognised gains....................         57.0               41.9             141.6
                                                  -----              -----             -----

                                 WPP GROUP PLC

NOTES TO THE UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

1. BASIS OF ACCOUNTING

The consolidated interim financial statements are prepared under the historical cost convention.

2. ACCOUNTING POLICIES

The consolidated interim financial statements comply with relevant accounting standards and have been prepared using accounting policies set out on pages 56 and 57 of the Group's 1999 Annual Report and Accounts.

The policies set out in the 1999 Annual Report and Accounts are in accordance with accounting principles generally accepted in the United Kingdom (UK GAAP).

3. CURRENCY CONVERSION

The 2000 unaudited interim consolidated profit and loss account is prepared using, among other currencies, an average exchange rate of US$ 1.5700 to the pound (period ended 30 June, 1999: US$1.6197; year ended 31 December, 1999 US$1.6178). The balance sheet as at 30 June, 2000 has been prepared using the exchange rate on that day of US$ 1.5166 to the pound (30 June, 1999: US$1.5763; 31 December, 1999: US$1.6182).

The constant currency percentage changes shown on the face of the profit and loss account have been calculated by applying 2000 exchange rates to the results for 1999 and 2000.

4. SEGMENTAL ANALYSIS

Reported contributions by geographical area were as follows:

                                                              30 JUNE    30 JUNE    31 DECEMBER
                                                                2000       1999        1999
                                                              --------   --------   -----------
                                                                 LM         LM          LM
REVENUE
United Kingdom..............................................    234.9      212.0        434.7
United States...............................................    531.6      432.4        915.2
Continental Europe..........................................    218.7      199.1        426.2
Canada, Asia Pacific, Latin America, Africa & Middle East...    223.9      173.8        396.5
                                                              -------    -------      -------
                                                              1,209.1    1,017.3      2,172.6
                                                              =======    =======      =======
PBIT(1)
United Kingdom..............................................     28.1       25.2         51.5
United States...............................................     86.3       68.0        139.0
Continental Europe..........................................     28.1       25.0         55.8
Canada, Asia Pacific, Latin America, Africa & Middle East...     18.2       10.7         44.5
                                                              -------    -------      -------
                                                                160.7      128.9        290.8
                                                              =======    =======      =======

Reported contributions by operating sector were as follows:

                                                              30 JUNE    30 JUNE    31 DECEMBER
                                                                2000       1999        1999
                                                              --------   --------   -----------
                                                                 LM         LM          LM
REVENUE
Advertising & media investment management...................    556.6      477.2      1,013.1
Information & consultancy...................................    239.5      191.9        419.7
Public relations & public affairs...........................    121.7       82.8        178.9
Branding & identity, healthcare and specialist
  communications............................................    291.3      265.4        560.9
                                                              -------    -------      -------
                                                              1,209.1    1,017.3      2,172.6
                                                              =======    =======      =======
PBIT(1)
Advertising & media investment management...................     84.5       69.2        155.9
Information & consultancy...................................     22.5       18.0         42.1
Public relations & public affairs...........................     18.7       11.6         23.9
Branding & identity, healthcare and specialist
  communications............................................     35.0       30.1         68.9
                                                              -------    -------      -------
                                                                160.7      128.9        290.8
                                                              =======    =======      =======

------------------

NOTE:

(1)     PBIT: Profit on ordinary activities before interest and taxation.

5. TAXATION

The Group tax rate on profit on ordinary activities before taxation is 30% (30 June, 1999: 31%; year ended 31 December, 1999: 30%). The tax charge relates mainly to overseas operations, except for L5.8 million in respect of UK corporation tax and L3.1 million in respect of associated companies.

6. INTERIM DIVIDEND

An interim dividend of 1.2p (1999: 1.0p) per ordinary share has been declared by the Board. This is expected to be paid on 20 November 2000 to share owners on the register at 15 September 2000.

7. EARNINGS PER SHARE

Basic and diluted earnings per share have been calculated in accordance with FRS 14 "Earnings per share".

(a) Basic earnings per share have been calculated using earnings of L93.1 million (30 June, 1999: L75.3 million; year ended 31 December, 1999:
     L172.8 million) and weighted average shares in issue during the six months to 30 June, 2000 of 757,499,254 shares (30 June, 1999: 752,798,633 shares;
     year ended 31 December, 1999: 753,324,054 shares).

(b) Diluted earnings per share have been calculated using earnings of L93.1 million (30 June, 1999: L75.3 million; year ended 31 December, 1999:
     L172.8 million) on a weighted average of 775,155,818 shares (30 June, 1999:
     768,181,423 shares; year ended 31 December, 1999: 768,691,993 shares). This takes into account the exercise of employee share options where these are expected to dilute earnings.

(c)   At 30 June, 2000 there were 778,921,600 ordinary shares in issue.

8. GOODWILL

Total goodwill of L117.4 million arising during the period includes
L100.7 million in respect of acquisitions of subsidiary undertakings. In addition, investments include L16.7 million of goodwill in respect of associate undertakings acquired during the period.

Cash paid in respect of these acquisitions was L97.8 million (30 June 1999:
L57.3 million and 31 December, 1999: L242.2 million). Future anticipated payments to vendors totalled L179.5 million

(30 June 1999: L97.2 million; 31 December 1999: L172.4 million), based on the directors' best estimates of future obligations, which are dependent on future performance of the interests acquired.

These acquisitions do not have a significant impact on the Group's results for the six months to 30 June 2000.

9. CREDITORS: AMOUNTS FALLING DUE WITHIN ONE YEAR

The following are included in creditors falling due within one year:

                                                              30 JUNE    30 JUNE    31 DECEMBER
                                                                2000       1999        1999
                                                              --------   --------   -----------
                                                                 LM         LM          LM
Bank loans and overdrafts...................................    230.8      105.9        148.3
Trade creditors.............................................  1,416.7    1,160.5      1,315.0
Corporate income tax payable................................     37.8       58.7         34.6
Deferred income.............................................    137.5      103.6        125.8
Payments due to vendors (note 8)............................     52.6        6.1         41.2
Other creditors and accruals................................    528.8      411.8        483.1
                                                              -------    -------      -------
                                                              2,404.2    1,846.6      2,148.0
                                                              =======    =======      =======

Overdraft balances included within bank loans and overdrafts amount to L106.9 million (30 June 1999: L105.9 million; 31 December 1999: L55.6 million).

10. CREDITORS: AMOUNTS FALLING DUE AFTER MORE THAN ONE YEAR

The following are included in creditors falling due after more than one year:

                                                              30 JUNE    30 JUNE    31 DECEMBER
                                                                2000       1999        1999
                                                              --------   --------   -----------
                                                                 LM         LM          LM
Corporate bond and bank loans...............................    457.1      249.2        366.8
Corporate income taxes payable..............................    125.9       99.2        122.9
Payments due to vendors (note 8)............................    126.9       91.1        131.2
Other creditors and accruals................................     45.0       29.1         31.6
                                                              -------    -------      -------
                                                                754.9      468.6        652.5
                                                              =======    =======      =======

The corporate bond, bank loans and overdrafts included within short and long term creditors fall due for repayment as follows:

                                                              30 JUNE    30 JUNE    31 DECEMBER
                                                                2000       1999        1999
                                                              --------   --------   -----------
                                                                 LM         LM          LM
Within one year.............................................    230.8      105.9        148.3
Between 1 and 2 years.......................................       --         --           --
Between 2 and 5 years.......................................    261.0       60.8        183.1
Over 5 years................................................    196.1      188.4        183.7
                                                              -------    -------      -------
                                                                687.9      355.1        515.1
                                                              =======    =======      =======

11. NET (DEBT)/FUNDS

                                                              30 JUNE    30 JUNE    31 DECEMBER
                                                                2000       1999        1999
                                                              --------   --------   -----------
                                                                 LM         LM          LM
Cash at bank and in hand....................................    395.9      302.7        607.0
Bank loans and overdrafts due within one year (note 9)......   (230.8)    (105.9)      (148.3)
Corporate bond and loans due after one year (note 10).......   (457.1)    (249.2)      (366.8)
                                                              -------    -------      -------
Net (debt) / funds..........................................   (292.0)     (52.4)        91.9
                                                              =======    =======      =======

12. POST BALANCE SHEET EVENT

Since 30 June 2000, the Group has entered into a further Revolving Credit Facility for US$700 million. This facility has a 364 day maturity. Under this agreement the Group has the ability to draw funds for a period of up to 3 years from the date of the agreement. This facility is subject to share owners' approval.

Borrowings under the Revolving Credit Facility are governed by certain financial covenants based on the results and financial position of the Group.

13. STATUTORY INFORMATION AND AUDIT REVIEW

The results for the six months to 30 June 2000 and 1999 do not constitute statutory accounts. The statutory accounts for the year ended 31 December 1999 received an unqualified auditors' report and have been filed with the Registrar of Companies. The interim financial statements are unaudited but have been reviewed by the auditors and their report to the directors is set out below.

INDEPENDENT REVIEW REPORT TO WPP GROUP PLC

INTRODUCTION

We have been instructed by the company to review the financial information set out on pages 11 to 20(1) and we have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

DIRECTORS' RESPONSIBILITIES

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the interim report in accordance with the Listing Rules of the Financial Services Authority and applicable United Kingdom accounting standards. The Listing Rules require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

REVIEW WORK PERFORMED

We conducted our review in accordance with guidance contained in Bulletin 1999/4 issued in the United Kingdom by the Auditing Practices Board and with our profession's ethical guidance. A review consists principally of making enquiries of group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with Auditing Standards and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the financial information.

REVIEW CONCLUSION

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 June 2000.

Arthur Andersen
Chartered Accountants
London

--------------

(1) These page references refer to the interim announcement dated 14 August 2000. These pages have been reproduced in this document on pages 57 to 64.

                    ILLUSTRATIVE UNAUDITED PRO FORMA WPP/Y&R
                       CONSOLIDATED FINANCIAL INFORMATION

                                                              SIX MONTHS ENDED 30 JUNE 2000
                                                              ------------------------------
                                                                           Y&R      COMBINED
                                                                WPP      UK GAAP    UK GAAP
                                                              --------   --------   --------
                                                                 LM         LM         LM
REVENUE.....................................................  1,209.1      600.8     1,809.9
                                                              -------     ------    --------
Gross profit................................................  1,071.1      600.8     1,671.9
Operating costs.............................................   (924.6)    (524.1)   (1,448.7)
                                                              -------     ------    --------
OPERATING PROFIT PRE EXCEPTIONAL CHARGE.....................    146.5       76.7       223.2
Exceptional operating charge................................       --      (36.7)      (36.7)
                                                              -------     ------    --------
Operating profit............................................    146.5       40.0       186.5
Income from associates......................................     14.2        2.4        16.6
                                                              -------     ------    --------
Profit on ordinary activities before interest and
  taxation..................................................    160.7       42.4       203.1
                                                              -------     ------    --------
PROFIT ON ORDINARY ACTIVITIES BEFORE INTEREST, TAX AND
  EXCEPTIONAL CHARGE........................................    160.7       79.1       239.8
Net interest payable and similar charges....................    (23.0)      (5.2)      (28.2)
                                                              -------     ------    --------
Profit on ordinary activities before taxation...............    137.7       37.2       174.9
Tax on profit on ordinary activities........................    (41.3)     (28.9)      (70.2)
Exceptional tax credit arising on exercised stock options...       --       18.1        18.1
                                                              -------     ------    --------
Profit on ordinary activities after taxation................     96.4       26.4       122.8
Minority interests..........................................     (3.3)      (0.9)       (4.2)
                                                              -------     ------    --------
Profit attributable to ordinary share owners................     93.1       25.5       118.6
                                                              =======     ======    ========
PBIT* margin................................................     13.3%      13.2%       13.2%
                                                              -------     ------    --------
EARNINGS PER SHARE
Diluted earnings per ordinary share.........................     12.0p       n/a        10.6p
Diluted earnings per ordinary share pre exceptional items...     12.0p       n/a        12.2p
                                                              =======     ======    ========

--------------

* PBIT: Profit on ordinary activities before interest and taxation, excluding exceptional operating charge.

Notes to the unaudited pro forma financial information

1. UNAUDITED PRO FORMA FINANCIAL INFORMATION OF THE ENLARGED WPP GROUP PLC

The following unaudited pro forma profit and loss account for the six months 30 June 1999 and 2000 (the "Unaudited pro forma Financial Information") for WPP Group plc have been prepared for illustrative purposes only to show the effects of the combination with Y&R as if it had occurred at 1 January 1999 for the six months ended 30 June 1999 and 1 January 2000 for the six months ended 30
June 2000. Because of its nature, the Unaudited pro forma Financial Information may not give a true picture of the financial position of WPP Group plc. It has been prepared in accordance with the Listing Rules.

The financial information for Y&R for the six months ended 30 June 1999 and 2000 is based on the unaudited results extracted from Y&R's form 10-Q filed with the SEC on 3 August 2000, prepared in accordance with US GAAP adjusted to reflect WPP's accounting policies under UK GAAP

2. RECLASSIFICATIONS

Reclassifications have been made to Y&R's historical financial information presented under US GAAP to conform to WPP's presentation and disclosed accounting policies under UK GAAP. None of these reclassifications impact net profit.

The reclassification that impacts the profit and loss account is:

EQUITY ACCOUNTING

In accordance with UK GAAP, the investor's share of operating profit or loss of associated undertakings and joint ventures is shown separately on the face of the profit and loss account and the investor's share of the taxation charge of associated undertakings and joint ventures is included within the taxation charge shown in the profit and loss account. Under US GAAP, net after-tax profits or losses are included in the income statement as a single line item.

3. US TO UK GAAP ADJUSTMENTS

Accounting principles generally accepted in the UK differ in certain material respects from those generally accepted in the US. The differences which are material to restating the historical consolidated financial information of Y&R to conform to WPP's disclosed accounting policies under UK GAAP are set out below.

(A) GOODWILL

In accordance with UK GAAP and FRS 10 "Goodwill and Intangible Assets," goodwill resulting from acquisitions made by Y&R on or after 1 January 1998 has been capitalised as an intangible asset. Under WPP's disclosed accounting policy this goodwill has an indefinite life and as a result no amortisation has been provided. Under UK GAAP, goodwill assumed to have an indefinite life is subject to an annual impairment review in accordance with FRS 11 "Impairment of Fixed Assets and Goodwill".

Under US GAAP, goodwill resulting from a business combination accounted for as a purchase is amortised over its estimated useful life, not to exceed 40 years. Additionally, Y&R's management evaluates the carrying value of Y&R's tangible and intangible assets each year, or whenever events or circumstances indicate that these assets may be impaired. Intangible assets are determined to be impaired if the future anticipated undiscounted cash flows arising from the use of the intangible assets are less than their carrying value. If an impairment is deemed to have occurred, the asset is written down to its fair value. The impact of this adjustment is to increase operating profit by $10.9m (L6.9m).

(B) NON-OPERATING ITEMS

For the six months to 30 June 2000 in accordance with US GAAP, Y&R recognised gains largely relating to the sale of certain assets and rights known as Y&R TeamSpace in exchange for an ownership interest in eMotion Inc. and other net gains on investing activities largely relating to additional consideration received from Luminant. Under UK GAAP, these gains would be included in the statement of total recognised gains and losses which has not been separately presented. The impact of this adjustment is to reduce profit on ordinary activities by $12.2m (L7.8m).

(C) DEFERRED TAXES

Under UK GAAP, deferred tax assets are accounted for only to the extent that it is considered probable that a liability or asset will crystallise in the foreseeable future. Under US GAAP, deferred taxes are accounted for on all timing differences and a valuation allowance is established in respect of those deferred tax assets where it is more likely than not that some portion will remain unrealised. This reduces the tax charge in the profit and loss account by $28.4m (L18.1m) under UK GAAP.

(D) TREASURY STOCK

Under UK GAAP, if repurchased Treasury stock is used for the purpose of satisfying the Company's obligation upon exercise of stock options issued to employees, the Company should record as an operating cost, the excess of the cost of repurchasing the treasury stock over the proceeds received from employees on exercising stock options. Under US GAAP, this is recorded as a reduction in equity. For the six months ended 30 June 2000, under UK GAAP, this results in a charge of $57.6 (L36.7m) million which has been reflected as an operating exceptional item within this restatement. For prior years, the difference between the proceeds on exercise of employee share options less the cost of satisfying these options is not material.

4. SEGMENTAL INFORMATION

The tables below present unaudited pro forma segment information, including Y&R segments presented to conform with the segments as reported by WPP and to UK GAAP. "PBIT" means profit on ordinary activities before interest and taxation, excluding exceptional operating charge.

INFORMATION BY DISCIPLINE

                                                               REVENUE BY DISCIPLINE--POUND
                                                                   STERLING INFORMATION
                                                              ------------------------------
                                                              SIX MONTHS ENDED 30 JUNE 2000
                                                              ------------------------------
                                                                           Y&R      COMBINED
LM                                                              WPP      UK GAAP    UK GAAP
--                                                            --------   --------   --------
Advertising & media investment management...................    556.6     274.3       830.9
Information & consultancy...................................    239.5        --       239.5
Public relations & public affairs...........................    121.7     125.4       247.1
Branding & identity, healthcare and specialist
  communications............................................    291.3     201.1       492.4
                                                              -------     -----     -------
                                                              1,209.1     600.8     1,809.9
                                                              =======     =====     =======

                                                                PBIT* BY DISCIPLINE--POUND
                                                                   STERLING INFORMATION
                                                              ------------------------------
                                                              SIX MONTHS ENDED 30 JUNE 2000
                                                              ------------------------------
                                                                           Y&R      COMBINED
LM                                                              WPP      UK GAAP    UK GAAP
--                                                            --------   --------   --------
Advertising & media investment management...................     84.5      43.7       128.2
Information & consultancy...................................     22.5        --        22.5
Public relations & public affairs...........................     18.7      17.4        36.1
Branding & identity, healthcare and specialist
  communications............................................     35.0      18.0        53.0
                                                              -------     -----     -------
                                                                160.7      79.1       239.8
                                                              =======     =====     =======

--------------

* PBIT: Profit on ordinary activities before interest and taxation, excluding exceptional operating charge.

                                                               REVENUE BY DISCIPLINE--U.S.
                                                                    DOLLAR INFORMATION
                                                              ------------------------------
                                                              SIX MONTHS ENDED 30 JUNE 2000
                                                              ------------------------------
                                                                           Y&R      COMBINED
$M                                                              WPP      UK GAAP    UK GAAP
--                                                            --------   --------   --------
Advertising & media investment management...................    873.8     430.7     1,304.5
Information & consultancy...................................    376.0        --       376.0
Public relations & public affairs...........................    191.1     196.9       388.0
Branding & identity, healthcare and specialist
  communications............................................    457.3     315.7       773.0
                                                              -------     -----     -------
                                                              1,898.2     943.3     2,841.5
                                                              =======     =====     =======

                                                              PBIT* BY DISCIPLINE--U.S. DOLLAR
                                                                         INFORMATION
                                                              ---------------------------------
                                                                SIX MONTHS ENDED 30 JUNE 2000
                                                              ---------------------------------
                                                                             Y&R      COMBINED
$M                                                               WPP       UK GAAP     UK GAAP
--                                                            ---------   ---------   ---------
Advertising & media investment management...................     132.8       68.7        201.5
Information & consultancy...................................      35.3         --         35.3
Public relations & public affairs...........................      29.3       27.4         56.7
Branding & identity, healthcare and specialist
  communications............................................      54.9       28.2         83.1
                                                               -------      -----      -------
                                                                 252.3      124.3        376.6
                                                               =======      =====      =======

--------------

* PBIT: Profit on ordinary activities before interest and taxation, excluding exceptional operating charge.

INFORMATION BY GEOGRAPHY

                                                               REVENUE BY GEOGRAPHY--POUND
                                                                   STERLING INFORMATION
                                                              ------------------------------
                                                              SIX MONTHS ENDED 30 JUNE 2000
                                                              ------------------------------
                                                                           Y&R      COMBINED
LM                                                              WPP      UK GAAP    UK GAAP
--                                                            --------   --------   --------
North America...............................................    553.6     331.2       884.8
UK..........................................................    234.9      55.1       290.0
Continental Europe..........................................    218.7     134.9       353.6
Asia Pacific, Latin America, Africa & Middle East...........    201.9      79.6       281.5
                                                              -------     -----     -------
                                                              1,209.1     600.8     1,809.9
                                                              =======     =====     =======

                                                                PBIT* BY GEOGRAPHY--POUND
                                                                   STERLING INFORMATION
                                                              ------------------------------
                                                              SIX MONTHS ENDED 30 JUNE 2000
                                                              ------------------------------
                                                                           Y&R      COMBINED
LM                                                              WPP      UK GAAP    UK GAAP
--                                                            --------   --------   --------
North America...............................................     88.1      55.6       143.7
UK..........................................................     28.1      -0.2        27.9
Continental Europe..........................................     28.1      16.7        44.8
Asia Pacific, Latin America, Africa & Middle East...........     16.4       7.0        23.4
                                                              -------     -----     -------
                                                                160.7      79.1       239.8
                                                              =======     =====     =======

--------------

* PBIT: Profit on ordinary activities before interest and taxation, excluding exceptional operating charge.

                                                                REVENUE BY GEOGRAPHY--U.S.
                                                                    DOLLAR INFORMATION
                                                              ------------------------------
                                                              SIX MONTHS ENDED 30 JUNE 2000
                                                              ------------------------------
                                                                           Y&R      COMBINED
$M                                                              WPP      UK GAAP    UK GAAP
--                                                            --------   --------   --------
North America...............................................    869.2     520.1     1,389.3
UK..........................................................    368.7      86.5       455.2
Continental Europe..........................................    343.3     211.8       555.1
Asia Pacific, Latin America, Africa & Middle East...........    317.0     124.9       441.9
                                                              -------     -----     -------
                                                              1,898.2     943.3     2,841.5
                                                              =======     =====     =======

                                                               PBIT* BY GEOGRAPHY--U.S. DOLLAR
                                                                         INFORMATION
                                                              ---------------------------------
                                                                SIX MONTHS ENDED 30 JUNE 2000
                                                              ---------------------------------
                                                                             Y&R      COMBINED
$M                                                               WPP       UK GAAP     UK GAAP
--                                                            ---------   ---------   ---------
North America...............................................     138.3       87.4        225.7
UK..........................................................      44.2       -0.3         43.9
Continental Europe..........................................      44.1       26.2         70.3
Asia Pacific, Latin America, Africa & Middle East...........      25.7       11.0         36.7
                                                               -------      -----      -------
                                                                 252.3      124.3        376.6
                                                               =======      =====      =======

--------------

* PBIT: Profit on ordinary activities before interest and taxation, excluding exceptional operating charge.

5. TRANSLATION OF UNAUDITED PRO FORMA FINANCIAL INFORMATION

Solely for convenience, the unaudited pro forma information is shown in both pounds sterling and US dollars using the approximate average rate for the periods for the profit and loss account (2000: $1.57 = L1, 1999: $1.6197 = L1).

6. DILUTED EARNINGS

The number of shares used in the calculation of unaudited pro forma earnings per share are based on the average weighted number of WPP shares during the respective periods aggregated with the weighted average number of Y&R shares during the respective period, multiplied by 4.175 to reflect the exchange ratio.

Diluted earnings per share takes into account the exercise of WPP employee share options where these are expected to be diluted, aggregated with the number of Y&R options expected to dilute, multiplied by 4.175 to reflect the exchange rate into WPP new shares. The 30 June 2000 calculation also includes the dilutive impact of the Y&R convertible loan stock.

                                                               DILUTED NUMBER OF SHARES (MILLION)
                                                              ------------------------------------
                                                                 SIX MONTHS ENDED 30 JUNE 2000
                                                              ------------------------------------
                                                                 WPP          Y&R       PRO FORMA
                                                              ----------   ----------   ----------
Weighted average............................................      775.2        86.4           n/a
Multiplication factor.......................................        n/a       4.175           n/a
Weighted average, new WPP shares............................      775.2       360.7       1,135.9

Unaudited pro forma diluted earnings per share have been calculated using unaudited pro forma earnings of L120.1m which includes L1.5m in respect of the Y&R convertible loan stock in 2000.

Unaudited pro forma diluted earnings per share pre exceptional items has been calculated using earnings of L138.7m which reflect the removal of the Y&R exceptional operating charge in respect of Treasury Stock and the Y&R exceptional tax credits arising on the exercise of stock options."

                                    PART III

                    INFORMATION RELATING TO YOUNG & RUBICAM

1.    BUSINESS DESCRIPTION OF Y&R

     Y&R provides communications services to approximately 5,500 client accounts, including a number of large multinational organisations such as AT&T, Citibank, Colgate-Palmolive, Ford, Philip Morris and Sony. Y&R provides clients with creative services and extensive research capabilities and operates through recognised market leaders, including:

     - Young & Rubicam Advertising (full-service advertising);

     - Dentsu, Young & Rubicam (full-service advertising in the Asia/Pacific region);

     - Y&R 2.1 (full-service on-line and off-line advertising and marketing services);

     - The Bravo Group and Kang & Lee (multi-cultural marketing and communications);

     - impiric (customer relationship management, direct marketing and sales promotion);

     - KnowledgeBase Marketing (customer relationship marketing);

     - Brand Dialogue (digital interactive branding and digital commerce);

     - The Media Edge (media planning, buying and placement services);

     - The Digital Edge (internet media planning, buying and placement services);

     - Burson-Marsteller (perception management and public relations);

     - Cohn & Wolfe (full-service public relations);

     - Robinson Lerer & Montgomery (strategic corporate public relations);

     - Landor Associates (branding consultation and design services); and

     - Sudler & Hennessey (healthcare communications).

     Y&R is a Delaware corporation founded over 75 years ago. Y&R's executive offices are located at 285 Madison Avenue, New York, New York 10017.

2.    EXTRACTION OF FINANCIAL INFORMATION

     The financial information on Y&R set out in Section 3 below has been extracted without material adjustment from the audited financial statements contained in Y&R's annual reports filed on Form 10-K with the SEC for each of the two years ended 31 December 1999 and 1998. On 15 May 1998, Y&R closed an initial public offering of its common stock with the New York Stock Exchange. The 1998 Form 10-K includes audited financial statements for the year ended 31 December 1997. The financial information has been prepared in accordance with US GAAP. PricewaterhouseCoopers LLP have issued independent accountants' reports on Y&R's consolidated financial statements for the three years ended 31 December 1999, 1998 and 1997 that are required to be included in Y&R's annual report filed on Form 10-K under the US Securities Exchange Act of 1934. Each such report was unqualified. Additionally, the financial information for the half years ended 30 June 2000 and 30 June 1999 on Y&R set out in Section 3 below has been extracted without material adjustment from the unaudited financial statements filed on Form 10-Q with the SEC. References in Sections 1 to 5 of this Part III to ``Directors" shall be construed as a reference to the Y&R Directors.

3. FINANCIAL INFORMATION ON Y&R

3.1 CONSOLIDATED STATEMENTS OF INCOME FOR THE YEARS ENDED 31 DECEMBER 1999, 1998 AND 1997

                                                                  YEAR ENDED 31 DECEMBER,
                                                         ------------------------------------------
                                                             1999           1998           1997
                                                         ------------   ------------   ------------
                                                         (IN THOUSANDS, EXCEPT SHARE AND PER SHARE
                                                                          AMOUNTS)
Revenues...............................................   $1,717,186     $1,522,464     $1,382,740
Compensation expense, including employee benefits......      994,119        903,948        836,150
General and administrative expenses....................      514,981        455,578        463,936
Other operating charges................................           --        234,449         11,925
                                                          ----------     ----------     ----------
Operating expenses.....................................    1,509,100      1,593,975      1,312,011
                                                          ----------     ----------     ----------
Operating profit (loss)................................      208,086        (71,511)        70,729
Interest income........................................        9,221          8,315          8,454
Interest expense.......................................      (24,069)       (26,001)       (42,879)
                                                          ----------     ----------     ----------
Net interest expense...................................      (14,848)       (17,686)       (34,425)
Other income...........................................       84,982          2,220             --
                                                          ----------     ----------     ----------
Income (loss) before income taxes......................      278,220        (86,997)        36,304
Income tax provision (benefit).........................      111,288         (2,644)        58,290
                                                          ----------     ----------     ----------
                                                             166,932        (84,353)       (21,986)
Equity in net income of unconsolidated affiliates......        4,509          4,707            342
Minority interest in net income of consolidated
  companies............................................       (4,342)        (1,989)        (2,294)
                                                          ----------     ----------     ----------
Income (loss) before extraordinary charge..............      167,099        (81,635)       (23,938)
Extraordinary charge for early retirement of debt, net
  of tax...............................................           --         (4,433)            --
                                                          ----------     ----------     ----------
Net income (loss)......................................   $  167,099     $  (86,068)    $  (23,938)
                                                          ==========     ==========     ==========
Earnings (loss) per share:
Basic:
  Income (loss) before extraordinary charge............   $     2.43     $    (1.34)    $    (0.51)
  Extraordinary charge.................................           --          (0.08)            --
                                                          ----------     ----------     ----------
  Net income (loss)....................................   $     2.43     $    (1.42)    $    (0.51)
                                                          ==========     ==========     ==========
Diluted:
  Income (loss) before extraordinary charge............   $     2.02     $    (1.34)    $    (0.51)
  Extraordinary charge.................................           --          (0.08)            --
                                                          ----------     ----------     ----------
  Net income (loss)....................................   $     2.02     $    (1.42)    $    (0.51)
                                                          ==========     ==========     ==========
Weighted average shares outstanding
  Basic................................................   68,688,848     60,673,994     46,949,355
                                                          ==========     ==========     ==========
  Diluted..............................................   82,871,725     60,673,994     46,949,355
                                                          ==========     ==========     ==========

3.2 CONSOLIDATED BALANCE SHEETS AS AT 31 DECEMBER 1999, 1998 AND 1997

                                                                                  31 DECEMBER
                                                              ---------------------------------------------------
                                                                   1999              1998              1997
                                                              ---------------   ---------------   ---------------
                                                                             (IN THOUSANDS, EXCEPT
                                                                         SHARE AND PER SHARE AMOUNTS)
CURRENT ASSETS
  Cash and cash equivalents.................................    $  144,517        $  122,138        $  160,263
  Accounts receivable, net of allowance for doubtful
    accounts of $25,012, $17,938 and $14,125 at 31 December
    1999, 31 December 1998 and 31 December 1997,
    respectively............................................     1,031,445           835,284           790,342
  Costs billable to clients.................................        76,982            55,187            60,267
  Other receivables.........................................        43,138            37,177            35,218
  Deferred tax benefits.....................................        50,302            46,803            32,832
  Prepaid expenses and other current assets.................        27,803            25,979            17,989
                                                                ----------        ----------        ----------
    Total Current Assets....................................     1,374,187         1,122,568         1,096,911
                                                                ----------        ----------        ----------

NONCURRENT ASSETS
  Property, leasehold improvements and equipment at cost,
    net of accumulated depreciation and amortisation of
    $248,112, $231,655 and $224,951 at 31 December 1999,
    31 December 1998 and 31 December 1997, respectively.....       194,569           150,413           125,014
  Deferred income taxes.....................................        34,875           158,510           124,192
  Intangibles, net of accumulated amortisation of $91,285,
    $87,283 and $82,889 at 31 December 1999, 31 December
    1998 and 31 December 1997, respectively.................       353,860           121,005           118,303
  Equity in net assets of and advances to unconsolidated
    affiliates..............................................        36,001            38,397            26,393
  Investments in equity securities..........................       366,590                --                --
  Other noncurrent assets...................................        54,199            44,226            46,994
                                                                ----------        ----------        ----------
    Total Assets............................................    $2,414,281        $1,635,119        $1,537,807
                                                                ==========        ==========        ==========

CURRENT LIABILITIES
  Accounts payable..........................................    $1,206,385        $  886,632        $  755,020
  Accrued expenses and other current liabilities............       226,006           202,433           232,023
  Accrued payroll and bonuses...............................        78,531            77,078            65,458
  Advance billings..........................................       132,130           121,992           106,918
  Accrued taxes on income...................................        24,844            19,290            29,665
  Short-term debt...........................................        31,710            32,031            13,996
                                                                ----------        ----------        ----------
    Total Current Liabilities...............................     1,699,606         1,339,456         1,203,080
                                                                ----------        ----------        ----------

NONCURRENT LIABILITIES
  Long-term debt............................................       127,568            31,894           337,055
  Deferred compensation.....................................        31,328            30,635            31,077
  Other noncurrent liabilities..............................       117,405           113,064           112,851

Minority Interests..........................................        14,194             4,573             6,987
Commitments and Contingencies
                                                                ----------        ----------        ----------

MANDATORILY REDEEMABLE EQUITY SECURITIES
  Common stock, par value $.01 per share; authorised--
    250,000,000 shares; issued and outstanding--0 shares at
    31 December 1999 and 1998 and 50,658,180 shares at
    31 December 1997........................................            --                --           508,471

STOCKHOLDERS' EQUITY
  Money Market Preferred Stock--cumulative variable
    dividend: liquidating value of $115 per share, one-tenth
    of one vote per share, authorised--50,000 shares, issued
    and outstanding--87 shares..............................            --                --                --
  Cumulative Participating Junior Preferred Stock--minimum
    $1.00 dividend, liquidating value of $1.00 per share,
    100 votes per share, authorised--2,500,000 shares,
    issued and outstanding--0 shares........................            --                --                --
  Common stock--par value $.01 per share; authorised--
    250,000,000 shares, issued and outstanding-- 72,950,004
    shares, 66,374,569 shares and 11,086,950 shares at
    31 December 1999, 31 December 1998 and 31 December 1997,
    respectively (excluding 2,471 shares, 3,976,941 shares
    and 1,115,160 shares in treasury).......................           730               704               111
  Capital surplus...........................................       908,969           934,676            23,613
  Accumulated deficit.......................................      (596,470)         (758,292)         (522,866)
  Unrealised appreciation in equity securities..............       144,977                --                --
  Cumulative translation adjustment.........................       (33,092)          (10,810)          (16,577)
  Pension liability adjustment..............................          (817)           (1,210)             (706)
                                                                ----------        ----------        ----------
                                                                   424,297           165,068          (516,425)
  Common stock in treasury, at cost.........................          (117)          (49,571)           (8,550)
  Unearned compensation--Restricted Stock...................            --                --          (136,739)
                                                                ----------        ----------        ----------
    Total Stockholders' Equity..............................       424,180           115,497          (661,714)
                                                                ----------        ----------        ----------
    Total Liabilities and Stockholders' Equity..............    $2,414,281        $1,635,119        $1,537,807
                                                                ==========        ==========        ==========

3.3 CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (DEFICIT)

                                                                                                     ACCUMULATED
                                                                           COMMON                       OTHER
                                   COMMON      CAPITAL     ACCUMULATED    STOCK IN    RESTRICTED    COMPREHENSIVE
                                    STOCK      SURPLUS       DEFICIT      TREASURY      STOCK          INCOME          TOTAL
                                  ---------   ---------   -------------   ---------   ----------   ---------------   ---------
                                                                         (IN THOUSANDS)
BALANCE AT 31 DECEMBER 1996.....    $111      $ 106,825     $(498,928)    $      --   $ (85,000)      $ (3,041)      $(480,033)
                                    ====      =========     =========     =========   =========       ========       =========
Net loss........................      --             --       (23,938)           --          --             --         (23,938)
Foreign currency translation
  adjustments...................      --             --            --            --          --        (14,255)        (14,255)
Minimum pension liability
  adjustments...................      --             --            --            --          --             13              13
                                    ----      ---------     ---------     ---------   ---------       --------       ---------
Comprehensive income (loss).....                              (23,938)                                 (14,242)        (38,180)

Common stock issued.............      --          1,501            --            --          --             --           1,501
Purchase of treasury shares.....      --             --            --        (8,550)         --             --          (8,550)
Unearned compensation--
  restricted stock..............      --         51,739            --            --     (51,739)            --              --
Common stock options exercised..      44          8,711            --            --          --             --           8,755
Accretion of mandatorily
  redeemable equity
  securities....................     (44)      (145,163)           --            --          --             --        (145,207)
                                    ----      ---------     ---------     ---------   ---------       --------       ---------
BALANCE AT 31 DECEMBER 1997.....    $111      $  23,613     $(522,866)    $  (8,550)  $(136,739)      $(17,283)      $(661,714)
                                    ====      =========     =========     =========   =========       ========       =========
Net loss........................      --             --       (86,068)           --          --             --         (86,068)
Foreign currency translation
  adjustments...................      --             --            --            --          --          5,767           5,767
Minimum pension liability
  adjustments...................      --             --            --            --          --           (504)           (504)
                                    ----      ---------     ---------     ---------   ---------       --------       ---------
Comprehensive income (loss).....      --             --       (86,068)           --          --          5,263         (80,805)

Issuance of restricted stock....      --         94,039            --            --     136,739             --         230,778
Common stock options exercised
  and other.....................      17          1,134            --        19,935          --             --          21,086
Purchase of treasury shares.....      --             --            --       (60,956)         --             --         (60,956)
Issuance of common stock in
  initial public offering, net
  of expenses...................      69        158,568            --            --          --             --         158,637
Accretion of mandatorily
  redeemable equity
  securities....................      (3)      (137,942)     (149,358)           --          --             --        (287,303)
Conversion of mandatorily
  redeemable equity
  securities....................     510        795,264            --            --          --             --         795,774
                                    ----      ---------     ---------     ---------   ---------       --------       ---------
BALANCE AT 31 DECEMBER 1998.....    $704      $ 934,676     $(758,292)    $ (49,571)  $      --       $(12,020)      $ 115,497
                                    ====      =========     =========     =========   =========       ========       =========
Net income......................      --             --       167,099            --          --             --         167,099
Foreign currency translation
  adjustments...................      --             --            --            --          --        (22,282)        (22,282)
Unrealised appreciation in
  equity securities, net of
  $92,690 of deferred income
  taxes.........................      --             --            --            --          --        144,977         144,977
Minimum pension liability
  adjustments...................      --             --            --            --          --            393             393
                                    ----      ---------     ---------     ---------   ---------       --------       ---------
Comprehensive income (loss).....      --             --       167,099            --          --        123,088         290,187
Common stock options exercised..      26        (69,771)           --       153,962          --             --          84,217
Purchase of treasury shares.....      --             --            --      (146,028)         --             --        (146,028)
Common stock issued in
  acquisitions..................      --         44,064            --        41,520          --             --          85,584
Dividends paid..................      --             --        (5,277)           --          --             --          (5,277)
                                    ----      ---------     ---------     ---------   ---------       --------       ---------
BALANCE AT 31 DECEMBER 1999.....    $730      $ 908,969     $(596,470)    $    (117)  $      --       $111,068       $ 424,180
                                    ====      =========     =========     =========   =========       ========       =========

3.4 CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED 31 DECEMBER 1999, 1998 AND 1997

                                                                   YEAR ENDED 31 DECEMBER
                                                              ---------------------------------
                                                                1999        1998        1997
                                                              ---------   ---------   ---------
                                                                       (IN THOUSANDS)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)...........................................  $ 167,099   $ (86,068)  $ (23,938)
Adjustments to reconcile net income (loss) to net cash
  provided by operating activities:
  Depreciation and amortisation.............................     71,217      60,610      56,721
  Other non-cash operating charges..........................         --     234,449      11,925
  Other non-cash income.....................................    (84,982)     (2,200)         --
  Extraordinary charge for early retirement of debt, net of
    tax.....................................................         --       4,433          --
  Deferred income tax expense (benefit).....................     73,341     (38,664)       (384)
  Equity in net income of unconsolidated affiliates.........     (4,509)     (4,707)       (342)
  Dividends from unconsolidated affiliates..................      3,714       3,467       2,728
  Minority interest in net income of consolidated
    companies...............................................      4,342       1,989       2,294
Change in assets and liabilities, excluding effects from
  acquisitions, dispositions and foreign exchange:
  Accounts receivables......................................   (138,036)    (29,398)     42,144
  Costs billable to clients.................................    (12,900)      5,418      15,834
  Other receivables.........................................     (2,885)     (2,346)     13,930
  Prepaid expenses and other assets.........................     13,083      (6,702)        269
  Accounts payable..........................................    232,277      72,216     109,205
  Accrued expenses and other current liabilities............     (9,590)    (29,374)    (15,368)
  Accrued payroll and bonuses...............................     (1,900)      8,869       2,179
  Advance billings..........................................     10,139      15,074     (39,881)
  Accrued taxes on income...................................      4,246     (10,652)     19,352
  Deferred compensation.....................................        926       3,234      13,052
  Other.....................................................      1,346      (4,033)     14,791
                                                              ---------   ---------   ---------
NET CASH PROVIDED BY OPERATING ACTIVITIES...................  $ 326,928   $ 195,615   $ 224,511
                                                              ---------   ---------   ---------
CASH FLOWS FROM INVESTING ACTIVITIES
  Additions to property, leasehold improvements and
    equipment...............................................  $ (86,174)  $ (76,378)  $ (51,899)
  Acquisitions, net of cash acquired........................   (154,715)    (17,423)    (11,281)
  Investments in equity securities..........................    (61,364)     (7,072)     (5,640)
  Proceeds from investing activities........................        978       1,190       1,678
                                                              ---------   ---------   ---------
NET CASH USED IN INVESTING ACTIVITIES.......................  $(301,275)  $ (99,683)  $ (67,142)
                                                              ---------   ---------   ---------
CASH FLOWS FROM FINANCING ACTIVITIES
  Proceeds from long-term debt..............................  $ 107,590   $ 225,834   $ 226,770
  Repayments of long-term debt..............................    (10,421)   (524,883)   (105,870)
  Net proceeds from short-term debt.........................     30,318      71,997      20,103
  Net proceeds from issuance of common stock in initial
    public offering.........................................         --     158,637          --
  Common stock issued.......................................     35,940       7,995      10,390
  Purchase of treasury shares...............................   (146,028)    (60,956)     (1,500)
  Dividends paid............................................     (5,277)         --          --
  Payment of deferred compensation..........................     (1,356)     (3,535)     (1,118)
  Recapitalisation payments.................................         --          --    (247,789)
  Net payment of installment notes..........................       (399)     (8,883)         --
  Other financing activities................................     (1,802)     (2,448)        347
                                                              ---------   ---------   ---------
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES.........  $   8,565   $(136,242)  $ (98,667)
                                                              ---------   ---------   ---------

Effect of exchange rate changes on cash and cash
  equivalents...............................................    (11,839)      2,185      (8,619)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS........     22,379     (38,125)     50,083
Cash and cash equivalents, beginning of period..............    122,138     160,263     110,180
                                                              ---------   ---------   ---------
Cash and cash equivalents, end of period....................  $ 144,517   $ 122,138   $ 160,263
                                                              =========   =========   =========

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
  Interest paid.............................................  $  24,108   $  29,439   $  39,986
                                                              =========   =========   =========
  Income taxes paid.........................................  $  29,655   $  36,288   $  25,020
                                                              =========   =========   =========
NON-CASH INVESTING ACTIVITY:
  Common stock issued in acquisitions.......................  $  85,584   $      --   $   1,126
                                                              =========   =========   =========

3.5 Notes to the Y&R historical financial information

1--DESCRIPTION OF THE BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BUSINESS: Young & Rubicam is a global marketing communications company which offers clients integrated services in the creation and production of advertising, strategic media planning and buying, direct marketing and customer relationship management, perception management and public relations, branding consultancy and design services, and healthcare communications. Young & Rubicam operates through wholly owned subsidiaries, joint ventures and non-equity affiliations worldwide. Operations cover the major geographic regions of North America, Europe, Latin America, the Far East, Australia, New Zealand, the Middle East and Africa.

PRINCIPLES OF CONSOLIDATION: The accompanying consolidated financial statements include the accounts of Young & Rubicam and its majority owned subsidiaries. The equity in net income attributable to minority share owner interests are shown separately in the consolidated balance sheets and consolidated statements of operations. Investments in entities owned 20% or more but less than majority owned and not otherwise controlled by Young & Rubicam are accounted for under the equity method. All significant intercompany transactions are eliminated.

CASH EQUIVALENTS: Young & Rubicam considers all highly liquid instruments with an initial maturity of three months or less to be cash equivalents at the time of purchase. Young & Rubicam records book overdrafts in accounts payable. Accounts payable included $88.6 million and $51.8 million of book overdrafts as of 31 December 1999 and 1998, respectively.

REVENUE RECOGNITION: Substantially all revenues are derived from commissions for placement of advertisements in various media and from fees for manpower and for production of advertisements and other marketing and communications services. Commission revenue is recognised when media is placed and when labor and production costs are billed. Fee revenue is recognised when services are rendered.

COSTS BILLABLE TO CLIENTS: Costs billable to clients consist principally of costs incurred in providing communication services to clients. Such amounts are generally billed to clients when manpower is used, when costs are incurred for production and when print production is completed.

DEPRECIATION AND AMORTISATION: Depreciation charges are computed using the straight-line method over the estimated useful life of the respective asset up to 25 years. Leasehold improvements are amortised on a straight-line basis over the lesser of the term of the related lease or the estimated useful life of these assets.

INTANGIBLES: Intangibles, including goodwill, are carried at cost less accumulated amortisation which is being provided on a straight line basis over the economic lives of the respective assets with a maximum life of 40 years. Each year, the intangibles are written down if, and to the extent they are determined to be impaired. Intangibles are determined to be impaired if the future anticipated undiscounted cash flows arising from the use of the intangibles is less than the net unamortised cost of the intangibles.

INCOME TAXES: In accordance with Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes," deferred tax assets and liabilities are determined based on differences between the financial reporting and the tax basis of assets and liabilities and are measured by applying enacted tax rates and laws to taxable years in which such differences are expected to reverse. Young & Rubicam's practice is to provide currently for taxes that will be payable upon remittance of foreign earnings of subsidiaries and affiliates to the extent that such earnings are not considered to be reinvested indefinitely.

STOCK-BASED COMPENSATION: SFAS No. 123, "Accounting for Stock-Based Compensation," encourages entities to account for employee stock options or similar equity instruments using a fair value approach. However, it also allows an entity to continue to measure compensation costs using the method prescribed by Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees." Young & Rubicam has elected to continue to account for such plans under the provisions of APB Opinion No. 25 and has included, in
Note 15, the required SFAS No. 123 pro forma

1--DESCRIPTION OF THE BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) disclosures of net income (loss) and earnings (loss) per share as if the fair value-based method of accounting had been applied.

TREASURY STOCK: Young & Rubicam accounts for treasury share purchases at cost. The reissuance of treasury shares is accounted for at the average cost. Gains or losses on the reissuance of treasury shares are accounted for as capital surplus.

FOREIGN CURRENCY TRANSLATION: Young & Rubicam's financial statements were prepared in accordance with the requirements of SFAS No. 52, "Foreign Currency Translation." Under this method, net foreign currency transaction gains of $0.5 million and net losses of $1.3 million were recorded in 1999 and 1997, respectively. Net losses in 1998 were immaterial.

DERIVATIVE FINANCIAL INSTRUMENTS: Derivative financial instruments are used by Young & Rubicam principally in the management of its interest rate and foreign currency exposures. Young & Rubicam does not hold or issue derivative financial instruments for trading purposes. Gains and losses on hedges of existing assets and liabilities are included in the carrying amounts of those assets and liabilities and are ultimately recognised in income as part of those carrying amounts. Gains and losses related to hedges of firm commitments are also deferred and included in the basis of the transaction when it is completed.

INVESTMENTS IN EQUITY SECURITIES: Young & Rubicam accounts for its investments in publicly traded equity securities under SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities." In accordance with SFAS No. 115, unrealised gains on securities owned by Young & Rubicam, which are classified as available-for-sale securities, are carried net of tax as a separate component of stockholders' equity under the consolidated balance sheet caption "Unrealised appreciation in equity securities." Unrealised appreciation in equity securities included in stockholder's equity at 31 December 1999, was $145.0 million, net of $92.7 million of related income taxes. Investments which are not publicly traded are accounted for at cost.

CONCENTRATIONS OF CREDIT RISK: Young & Rubicam's clients are engaged in various businesses located primarily in North America, Europe, Latin America and the Asia/Pacific region. Young & Rubicam performs ongoing credit evaluations of its clients. Allowances for credit losses are maintained at levels considered adequate by management. Young & Rubicam invests its excess cash in deposits with major banks and in money market securities. These securities typically mature within 90 days and are highly rated instruments. Young & Rubicam's top 10 clients accounted for approximately 37%, 36% and 31% of consolidated revenues in 1999, 1998 and 1997, respectively. Young & Rubicam's largest client accounted for approximately 13%, 10% and 10% of consolidated revenues for the years ended 31 December 1999, 1998 and 1997, respectively.

USE OF ESTIMATES: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

RECENT ACCOUNTING PRONOUNCEMENTS: In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS No. 133"), which provides a comprehensive and consistent standard for the recognition and measurement of derivatives and hedging activities. In June 1999, the FASB issued Statement
No. 137, "Accounting for Derivative Instruments and Hedging Activities--Deferral of the Effective Date of FASB Statement No. 133", which delays implementation of SFAS No. 133 until fiscal years beginning after 15 June 2000. We do not anticipate that the adoption of SFAS No. 133 will have a significant effect on our financial condition.

RECLASSIFICATIONS: Certain reclassifications have been made to the prior years' financial statements to conform to the 1999 presentation.

2--EARNINGS PER SHARE

Basic earnings (loss) per share are calculated by dividing net income (loss) by the weighted average shares of common stock outstanding during the years ended 31 December 1999, 1998 and 1997. Diluted earnings per share reflect the dilutive effect of stock options, primarily stock options granted to employees under stock-based compensation plans, and other dilutive securities.

Shares used in computing basic and diluted earnings per share were as follows:

                                                            1999         1998         1997
                                                         ----------   ----------   ----------
Basic--weighted average shares.........................  68,688,848   60,673,994   46,949,355
Effect of dilutive securities..........................  14,182,877           --           --
                                                         ----------   ----------   ----------
Diluted--weighted average shares.......................  82,871,725   60,673,994   46,949,355
                                                         ==========   ==========   ==========

In the years ended 31 December 1998 and 1997, basic and diluted weighted average shares used in the calculation were the same since the inclusion of the effect of stock options on loss per share would have been antidilutive.

In computing basic loss per share for the year ended 31 December 1997, Young & Rubicam's 11.1 million shares of restricted stock were excluded from the weighted average number of common shares outstanding. Such shares vested upon the consummation of Young & Rubicam's initial public offering on 15 May 1998, a condition which was not satisfied at 31 December 1997 (see note 3).

3--INITIAL PUBLIC OFFERING

On 15 May 1998,Young & Rubicam closed an initial public offering of its common stock (the "Offering"). An aggregate of 19,090,000 shares of Young & Rubicam's common stock was offered to the public, of which 6,912,730 shares were sold by Young & Rubicam and 12,177,270 shares were sold by certain selling share owners. Young & Rubicam used the net proceeds of $158.6 million, together with $155 million of borrowings under a new credit facility to repay all of the outstanding borrowings under its then existing $700 million senior secured credit facility.

The completion of the Offering gave rise to non-recurring, non-cash, pre-tax compensation charges of $234.4 million, or $169.8 million net of the related tax benefit, from the vesting of an aggregate of 9,231,105 shares of restricted stock allocated to employees as of the date of the completion of the Offering. These charges have been reflected as other operating charges in Young & Rubicam's consolidated statement of operations for the year ended 31 December 1998. Young & Rubicam redeemed the remaining 1,855,845 shares of restricted stock held in the restricted stock trust upon the consummation of the Offering.

4--COMMON STOCK DIVIDEND

On 6 April 1998, the Board of Directors declared a stock dividend of 14 shares of common stock payable for each share of common stock outstanding, which became effective and was paid on 11 May 1998. Young & Rubicam's historical financial statements have been presented to give retroactive effect to this stock dividend.

5--EQUITY IN NET ASSETS OF UNCONSOLIDATED AFFILIATES

                                                    1999                  1998                  1997
                                             -------------------   -------------------   -------------------
                                              EQUITY     EQUITY     EQUITY     EQUITY     EQUITY     EQUITY
                                OWNERSHIP     IN NET     IN NET     IN NET     IN NET     IN NET     IN NET
AFFILIATE                       INTEREST      ASSETS     INCOME     ASSETS     INCOME     ASSETS     INCOME
---------                      -----------   --------   --------   --------   --------   --------   --------
                                                                     (IN THOUSANDS)
Dentsu, Y&R Partnerships.....      15%-50%   $20,816    $ 2,354    $27,790    $ 2,389    $17,510    $ 2,587
Eco S.A......................          40%     2,249        231      2,085        (75)     2,206         96
Cresswell, Munsell, Fultz &
  Zirbel.....................          33%     2,210        151      2,183        500      1,922        508
Team Holdings................          25%     4,078         --         --         --         --         --
National Public Relations....          22%       749        167        527        (19)       647         98
Other........................  50% or less     5,899      1,606      5,812      1,912      4,108     (2,947)
                                             -------    -------    -------    -------    -------    -------
                                             $36,001    $ 4,509    $38,397    $ 4,707    $26,393    $   342
                                             =======    =======    =======    =======    =======    =======

Effective 2 August 1999, the ownership and management structure of Dentsu, Young & Rubicam ("DY&R") was amended. The agreement resulted in Young & Rubicam acquiring majority ownership in and operational control of all DY&R companies throughout principal markets in Asia, with the exception of Japan. In Japan, Dentsu has acquired a majority share. Effective August 2, 1999, Young & Rubicam commenced consolidating the results of DY&R for those markets where it holds a majority ownership interest. For periods prior to 2 August 1999, the financial information reflects the DY&R partnerships in which Young & Rubicam held a minority equity ownership interest.

The summarised unaudited financial information below represents an aggregation of Young & Rubicam's unconsolidated affiliates.

FINANCIAL INFORMATION

                                                                1999        1998        1997
                                                              ---------   ---------   ---------
                                                                       (IN THOUSANDS)
EARNINGS DATA
  Revenues..................................................  $241,183    $218,973    $207,668
  Operating profit..........................................    27,557      22,320      13,768
  Net income................................................    15,189      15,424       4,347
BALANCE SHEET DATA
  Current assets............................................  $276,183    $317,916    $321,372
  Noncurrent assets.........................................    52,658      60,624      40,147
  Current liabilities.......................................   234,441     266,090     287,101
  Noncurrent liabilities....................................    22,308      17,023      13,215
  Equity....................................................    72,092      95,427      61,203

6--INVESTMENTS IN EQUITY SECURITIES

On 21 September 1999, Young & Rubicam contributed $15 million and certain net assets of its Brand Dialogue operations (the "Brand Dialogue Contributed Assets") in exchange for an ownership interest in Luminant Worldwide Corporation ("Luminant"), an internet and e-commerce services firm that provides strategic consulting, content development and systems integration capabilities to its clients. Young & Rubicam recognised a net after-tax gain of approximately
$42 million on the sale of the Brand Dialogue Contributed Assets in the third quarter of 1999. Young & Rubicam accounts for its investment in Luminant equity securities at fair value under SFAS No. 115. Since September 1999, the value of these equity securities has appreciated significantly. However, the value of the equity securities may fluctuate based on the volatility of Luminant's stock price and other general market conditions. We have classified the Luminant securities as available-for-sale securities. At 31 December 1999, the cost basis of these securities was $91.5 million. The securities are carried at their fair value of $306.5 million and are included in other investments on the balance sheet. The difference between cost and fair value of $215.0 million is carried net of $83.9 million of related income taxes as a separate component of stockholders' equity under the consolidated balance sheet caption "Unrealised appreciation in equity securities." Under the terms of the contribution agreement between Luminant and Young & Rubicam, Young & Rubicam recorded a net after-tax gain of approximately $9 million in the fourth quarter of 1999 reflecting the realisation of contingent consideration as a result of achieving certain revenue and operating profit performance targets of the Brand Dialogue Contributed Assets, and is eligible to receive, in 2000, future contingent consideration from Luminant, in the form of cash and/or non-voting shares of Luminant common stock, at Luminant discretion, based on the consolidated performance of Luminant for the first six months of 2000.

During 1999, Young & Rubicam also made strategic investments in marketable equity securities of certain other entities for an aggregate cost of approximately $45 million and also received certain marketable equity securities in exchange for services rendered. Young & Rubicam accounts for its investments in equity securities with readily determinable fair values under SFAS No. 115. At 31 December 1999, all equity securities covered by SFAS No. 115 were designated as available-for-sale. Accordingly, these securities are stated at fair value, with unrealised holding gains, net of taxes, reported in a separate component of share owners' equity. Such equity securities at 31 December 1999, excluding Luminant, had an aggregate cost basis of $14.7 million. These securities are carried at their fair value of $37.3 million and are included in investments in equity securities on the balance sheet. Differences between cost and fair value of $22.6 million are carried net of $8.8 million of related income tax as a separate component of stockholders' equity under the consolidated balance sheet caption "Unrealised appreciation in equity securities."

When readily determinable fair values are not available, marketable securities are carried on the balance sheet at cost, except in cases where it is determined that a decline in the estimated fair value of the investment is other than temporary. At 31 December 1999, the carrying value of such cost investments was $22.8 million, which includes our investment in DigitalConvergence.com Inc. of approximately $20 million.

7--ACQUISITIONS

Effective 2 August 1999, the ownership and management structure of DY&R was amended. The agreement resulted in Young & Rubicam acquiring majority ownership in and operational control of all DY&R companies throughout principal markets in Asia, with the exception of Japan, Philippines and India. In Japan, Philippines and India Dentsu has acquired a majority share. Effective 2 August 1999, Young & Rubicam commenced consolidating the results of DY&R for those markets where it holds a majority ownership interest. Young & Rubicam paid approximately
$6 million for the incremental ownership interest and will pay $4 million in the first quarter of 2001. This transaction has been accounted for under the purchase method of accounting for business combinations. A preliminary allocation of the cost to acquire the additional interest in DY&R has been made based upon the fair value of DY&R's net assets.

On 21 May 1999, Young & Rubicam acquired KnowledgeBase Marketing Inc. (``KBM"), a provider of database and analytical services, in a stock and cash transaction valued at approximately $175 million. This transaction has been accounted for under the purchase method of accounting for business combinations. A preliminary allocation of the cost to acquire KBM has been made based upon the fair value of KBM's net assets.

Also during 1999, Young & Rubicam acquired The Direct Impact Company, a company specialising in grassroots issues management; Rainey, Kelly, Campbell, Roalfe, a London-based advertising agency; a majority ownership interest in The Banner Corporation, a European marketing and communications firm specialising in the technology sector, and made several other acquisitions and equity investments for which the aggregate purchase price was approximately $80 million. All of these acquisitions were accounted for under the purchase method of accounting, and a preliminary allocation of the costs to acquire these entities has been made based on the fair value of the net assets.

During 1998 and 1997, Young & Rubicam acquired full or partial interests in certain domestic and international entities and obtained additional interests in certain partially owned entities for an aggregate purchase price of $17.6 million and $14.7 million, respectively. In 1998, acquisitions included Young &

Rubicam's purchase of a multi-cultural advertising agency and certain other assets located in the United States. In 1997, Young & Rubicam acquired an additional 37.5% equity interest in the DY&R companies in Australia and New Zealand. In consideration for this additional equity interest, Young & Rubicam contributed to Dentsu 12.5% of its equity interest in its advertising and direct marketing agencies in Australia and New Zealand. All of these acquisitions were accounted for under the purchase method of accounting. During 1997, Young & Rubicam also recorded $11.9 million in other operating charges for certain asset impairment writedowns.

Certain acquisitions completed in 1999 and prior years require payments in future years if certain results are achieved by the companies that were acquired. Formulas for these contingent future payments differ from acquisition to acquisition. Contingent future payments are not expected to be material to Young & Rubicam's results of operations or financial position.

8--PROPERTY, LEASEHOLD IMPROVEMENTS AND EQUIPMENT

Property, leasehold improvements and equipment are recorded at cost and are comprised of the following:

                                                                          AS OF 31 DECEMBER
                                                                        ---------------------
                                               USEFUL LIVES               1999        1998
                                    ----------------------------------  ---------   ---------
                                                                           (IN THOUSANDS)
Land and buildings................  20-25 years                         $ 31,038    $ 29,706
Furniture, fixtures and             3-10 years
  equipment.......................                                       303,853     252,673
                                    Shorter of 10 years or life of
Leasehold improvements............  lease                                104,235      93,797
Automobiles.......................  3-5 years                              3,555       5,892
                                                                        --------    --------
                                                                         442,681     382,068
                                                                        --------    --------
Less--Accumulated depreciation and
  amortisation....................                                       248,112     231,655
                                                                        --------    --------
                                                                        $194,569    $150,413
                                                                        ========    ========

During 1999, 1998 and 1997, depreciation expense amounted to $53.6 million, $49.2 million and $47.6 million, respectively.

9--INCOME TAXES

Income (loss) before income taxes consisted of the amounts shown below:

                                                                1999        1998        1997
                                                              ---------   ---------   --------
                                                                       (IN THOUSANDS)
Domestic....................................................  $191,920    $(127,325)  $12,304
Foreign.....................................................    86,300       40,328    24,000
                                                              --------    ---------   -------
Total.......................................................  $278,220    $ (86,997)  $36,304
                                                              ========    =========   =======

The following summarises the provision (benefit) for income taxes:

                                                                1999        1998       1997
                                                              ---------   --------   --------
                                                                      (IN THOUSANDS)
CURRENT:
  Federal...................................................  $  3,365    $  3,938   $18,195
  State and local...........................................     1,110       3,512     4,220
  Foreign...................................................    33,472      28,570    36,259
                                                              --------    --------   -------
                                                                37,947      36,020    58,674
                                                              --------    --------   -------
DEFERRED:
  Federal...................................................    67,707     (28,126)    7,547
  State and local...........................................     5,551      (6,415)    2,472
  Foreign...................................................        83      (4,123)  (10,403)
                                                              --------    --------   -------
                                                                73,341     (38,664)     (384)
                                                              --------    --------   -------
  Total.....................................................  $111,288    $ (2,644)  $58,290
                                                              ========    ========   =======

Young & Rubicam's effective income tax rate varied from the statutory federal income tax rate as a result of the following factors:

                                                                1999       1998       1997
                                                              --------   --------   --------
Statutory federal income tax rate...........................    35.0%     (35.0)%     35.0%
Effect of Y&R's initial public offering.....................      --       32.1         --
State and local income taxes, net of federal tax effect.....     2.4       (6.3)      17.1
Foreign subsidiaries' tax rate differential.................     1.9        7.2      107.2
Nondeductible goodwill amortisation.........................     0.8        0.7        8.5
Other, net..................................................    (0.1)      (1.7)      (7.2)
                                                                ----      -----      -----
Consolidated effective tax rate.............................    40.0%      (3.0)%    160.6%
                                                                ====      =====      =====

Young & Rubicam's share of the undistributed earnings of foreign subsidiaries not included in its consolidated Federal income tax return that could be subject to additional income taxes if remitted was approximately $102.9 million and $59.1 million at 31 December 1999 and 1998, respectively. No provision has been recorded for the United States in respect of foreign taxes that could result from the remittance of such undistributed earnings since the earnings are permanently reinvested outside the United States and it is not practicable to estimate the amount of such taxes. Withholding taxes of approximately
$5.1 million and $8.1 million would be payable upon remittance of all previously unremitted earnings at 31 December 1999 and 1998, respectively.

The components of Young & Rubicam's net deferred income tax assets are:

                                                                AS OF 31 DECEMBER
                                                              ---------------------
                                                                1999        1998
                                                              ---------   ---------
                                                                 (IN THOUSANDS)
Allowance for doubtful accounts.............................  $   4,633   $  4,274
Net operating loss carryforwards............................     54,624     45,126
Deferred compensation.......................................      2,424      2,424
                                                              ---------   --------
                                                                 61,681     51,824
Valuation allowance.........................................    (11,379)    (5,021)
                                                              ---------   --------
Current portion.............................................     50,302     46,803
                                                              ---------   --------
Investments in equity securities............................   (116,260)        --
Deferred compensation.......................................     47,721     53,501
Depreciable and amortisable assets..........................     23,461     30,417
Long-term leases............................................      7,154      7,377
Other noncurrent items......................................     20,900     15,235
Net operating loss carryforwards............................     57,526     65,300
Tax credit carryforwards....................................      3,658      3,658
                                                              ---------   --------
                                                                 44,160    175,488
Valuation allowance.........................................     (9,285)   (16,978)
                                                              ---------   --------
Noncurrent portion..........................................     34,875    158,510
                                                              ---------   --------
Net deferred income tax assets..............................  $  85,177   $205,313
                                                              =========   ========

Young & Rubicam's net deferred income tax assets arise from temporary differences which represent the cumulative deductible or taxable amounts recorded in the financial statements in different years than recognised in the tax returns. The majority of the temporary differences result from expenses accrued for financial reporting purposes which are not deductible for tax purposes until actually paid and net operating losses.

The net operating loss (``NOL") carryforwards represent the benefit recorded for federal, state and local, and foreign NOLs. At 31 December 1999 and 1998, Young & Rubicam had approximately $251.3 million and $258.3 million, respectively, of NOL carryforwards for US tax purposes which expire in the year 2018 and approximately $111.9 million and $91.4 million, respectively, of NOL carryforwards for foreign tax purposes with carryforward periods ranging from one year to an indefinite time. At 31 December 1999 and 1998, Young & Rubicam had approximately $3.4 million and $3.2 million, respectively, of alternative minimum tax credits which are not subject to expiration and $0.4 million of foreign tax credits which expire in the year 2001.

Furthermore, Young & Rubicam, under its stock option plans, has a significant number of non-qualified stock options issued to employees that remain outstanding at 31 December 1999. These options, if exercised, would create additional tax deductions that would further reduce Young & Rubicam's domestic and international taxable income. The tax deduction has no impact on Young & Rubicam's consolidated results of operations in accordance with APB Opinion
No. 25, except for payroll taxes imposed by certain taxing jurisdictions upon exercise. It is impractical to quantify the future deduction as it is dependent upon, among other factors, the fair market value of Young & Rubicam stock at the time of exercise.

Young & Rubicam is required to provide a valuation allowance against deferred income tax assets when it is more likely than not that some or all of the deferred tax assets will not be realised. Valuation allowances of $20.7 million and $22.0 million were recorded at 31 December 1999 and 1998, respectively. The valuation allowances represent a provision for uncertainty as to the realisation of certain deferred tax assets, including NOL carryforwards in certain jurisdictions. Young & Rubicam has concluded that based upon expected future results, it is more likely than not that the net deferred tax asset balance will be realised.

10--WORLDWIDE OPERATIONS

Young & Rubicam's wholly owned and partially owned businesses and affiliates operate in the global marketing and communications operating segment. These businesses provide marketing and communications services to clients on an integrated basis, where appropriate, through several worldwide, regional and national networks and brands. Young & Rubicam's financial information by geographic area for the years ended 31 December 1999, 1998 and 1997 is presented below:

                                               UNITED STATES    EUROPE       OTHER       TOTAL
                                               -------------   ---------   ---------   ----------
                                                                 (IN THOUSANDS)
1999
Revenues.....................................    $ 899,750     $582,267    $235,169    $1,717,186
Total assets.................................    1,393,600      638,649     382,032     2,414,281
1998
Revenues.....................................    $ 775,700     $532,404    $214,360    $1,522,464
Total assets.................................      844,070      589,128     201,921     1,635,119
1997
Revenues.....................................    $ 661,367     $472,225    $249,148    $1,382,740
Total assets.................................      697,250      582,424     258,133     1,537,807

11--EMPLOYEE BENEFITS

Young & Rubicam provides retirement benefits for their US full-time employees primarily through a defined benefit pension plan ("the Plan"). Contributions to the Plan are based upon current costs and prior service costs which are actuarially computed, with the latter being amortised over the average remaining service period.

During 1999, there were no contributions made to the Plan. Total contributions to the Plan made in 1998 were $10.0 million. Pursuant to an agreement with the Pension Benefit Guaranty Corporation, Young & Rubicam has also agreed to make contributions to the Plan in an amount required to cause the credit balance at the end of each Plan year to be at least equal to $12.5 million plus interest. Young & Rubicam is not required to make any payment that would not be deductible under Internal Revenue Code section 404. Young & Rubicam's credit balance maintenance requirement terminates when Young & Rubicam's indebtedness obtains specified rating levels (or, if there are no such ratings from certain major ratings agencies, when Young & Rubicam meets a fixed charge coverage ratio test), but in no event earlier than 31 December 2001. In addition, such credit balance maintenance requirements terminate if the Plan's unfunded benefit liabilities are zero at the end of two consecutive Plan years.

Y&R also contributes to government mandated plans and maintains various noncontributory retirement plans at certain foreign subsidiaries, some of which are considered to be defined benefit plans for accounting purposes. Plans are funded in accordance with the laws of the countries where the plans are in effect and, in accordance with such local statutory requirements, may have no plan assets.

A summary of the components of net periodic pension cost for the defined benefit plans are as follows:

                                             1999                              1998                             1997
                                -------------------------------   ------------------------------   ------------------------------
                                   US       NON-US      TOTAL        US       NON-US     TOTAL        US       NON-US     TOTAL
                                --------   ---------   --------   --------   --------   --------   --------   --------   --------
                                                                         (IN THOUSANDS)
Service costs for benefits
  earned during the period....  $  4,265    $  229     $  4,494   $  3,801     $254     $  4,055   $ 2,671     $  306    $ 2,977
Interest costs on projected
  benefit obligation..........     9,151       677        9,828      9,151      598        9,749     8,804        639      9,443
Expected return on plan
  assets......................   (11,125)       --      (11,125)   (10,263)      --      (10,263)   (9,281)        --     (9,281)
Amortisation of prior service
  costs.......................      (411)       --         (411)      (411)      --         (411)     (411)        --       (411)
Amortisation of transitional
  (asset)/ obligation.........       (61)      117           56        (61)     112           51       (61)       114         53
Recognised actuarial
  loss/(income)...............     2,150        28        2,178      1,910       (8)       1,902     1,057          2      1,059
                                --------    ------     --------   --------     ----     --------   -------     ------    -------
Net periodic pension cost of
  the plans...................  $  3,969    $1,051     $  5,020   $  4,127     $956     $  5,083   $ 2,779     $1,061    $ 3,840
                                ========    ======     ========   ========     ====     ========   =======     ======    =======

Changes in the benefit obligation and plan assets are as follows:

                                                                AS OF 31 DECEMBER
                                       -------------------------------------------------------------------
                                                     1999                               1998
                                       --------------------------------   --------------------------------
                                          US        NON-US      TOTAL        US        NON-US      TOTAL
                                       ---------   --------   ---------   ---------   --------   ---------
                                                                 (IN THOUSANDS)
CHANGE IN BENEFIT OBLIGATION
Benefit obligation at beginning of
  year...............................  $138,416    $11,526    $149,942    $130,036    $  9,080   $139,116
Service costs........................     4,265        229       4,494       3,801         254      4,055
Interest costs.......................     9,151        677       9,828       9,151         598      9,749
Foreign currency exchange rate
  (gain)/ loss.......................        --     (1,595)     (1,595)         --         796        796
Actuarial (gain)/loss................   (12,399)      (352)    (12,751)      6,958         984      7,942
Benefits paid........................   (11,709)      (211)    (11,920)    (11,530)       (186)   (11,716)
                                       --------    -------    --------    --------    --------   --------
Benefit obligation at end of year....   127,724     10,274     137,998     138,416      11,526    149,942
                                       --------    -------    --------    --------    --------   --------
CHANGE IN PLAN ASSETS
Fair value of plan assets at
  beginning of year, primarily fixed
  income and equity securities.......   139,200         --     139,200     129,421          --    129,421
Actual return on plan assets.........    18,861         --      18,861      11,309          --     11,309
Company contributions................        --        211         211      10,000         186     10,186
Benefits paid........................   (11,709)      (211)    (11,920)    (11,530)       (186)   (11,716)
                                       --------    -------    --------    --------    --------   --------
Fair value of plan assets at end of
  year...............................   146,352         --     146,352     139,200          --    139,200
                                       --------    -------    --------    --------    --------   --------
Funded status........................    18,628    (10,274)      8,354         784     (11,526)   (10,742)
Unrecognised net transition (asset)/
  obligation.........................       (42)       401         359        (103)        581        478
Unrecognised prior service benefit...    (1,720)        --      (1,720)     (2,131)         --     (2,131)
Unrecognised net (gain)/loss.........    (1,931)       741      (1,190)     20,354       1,242     21,596
Additional liability.................        --       (817)       (817)         --      (1,210)    (1,210)
                                       --------    -------    --------    --------    --------   --------
Prepaid (accrued) pension costs for
  defined benefit plans..............  $ 14,935    $(9,949)   $  4,986    $ 18,904    $(10,913)  $  7,991
                                       ========    =======    ========    ========    ========   ========

Assumptions used were:

                                                          1999                  1998                   1997
                                                   -------------------   -------------------   ---------------------
WEIGHTED-AVERAGE ASSUMPTIONS AS OF 31 DECEMBER        US       NON-US       US       NON-US       US        NON-US
----------------------------------------------     --------   --------   --------   --------   --------   ----------
Discount and settlement rate.....................   8.3%       6.0%       7.0%       6.0%      7.25%      6.5%-7.0%
Rate of increase in compensation levels..........   7.6%       2.5%       5.0%       2.5%       5.0%        3.0%
Expected long-term rate of return on assets......   9.0%       N/A        9.0%       N/A        9.0%         N/A

Young & Rubicam recorded liabilities of $0.8 million and $1.2 million at 31 December 1999 and 1998, respectively, for the portion of its unfunded pension liabilities that had not been recognised as expense with corresponding adjustments to equity.

Contributions to foreign defined contribution plans were $9.9 million, $9.0 million and $8.4 million in 1999, 1998 and 1997, respectively.

Young & Rubicam also has an employee savings plan that qualifies as a deferred salary arrangement under section 401(k) of the Internal Revenue Code. Under the plan, participating US employees may defer a portion of their pre-tax earnings up to the Internal Revenue Service annual contribution limit. Young & Rubicam currently matches 100% of each employee's contribution up to a maximum of 5% of the employee's earnings up to $160,000. Amounts expensed by Young & Rubicam for its contributions to the plan were $9.1 million, $8.4 million and $7.8 million in 1999, 1998 and 1997, respectively.

At 31 December 1999 and 1998, other noncurrent liabilities include
$10.2 million and $8.6 million, respectively, relating to postretirement and postemployment benefits other than pensions.

Young & Rubicam maintains certain deferred cash incentive plans which are either tied to operating performance or contractual deferred compensation agreements. The costs of these compensation plans were expensed over the applicable service period. At 31 December 1999 and 1998, Young & Rubicam recorded deferred compensation liabilities of $31.3 million and $30.6 million, respectively.

12--DEBT

Young & Rubicam's short-term debt consists principally of advances under bank lines of credit and generally bears interest at prevailing market rates. Young & Rubicam's short-term debt of $31.7 million and $32.0 million include short-term portions of long-term debt of $2.0 million and $0.5 million at 31 December 1999 and 1998, respectively.

Long-term debt is comprised of the following:

                                                               AS OF 31 DECEMBER
                                                              --------------------
                                                                1999        1998
                                                              ---------   --------
                                                                 (IN THOUSANDS)
Unsecured revolving credit facilities.......................  $123,500    $31,460
Capital lease obligations...................................     2,197         34
Other borrowings............................................     3,821        862
                                                              --------    -------
                                                               129,518     32,356
Less--Current portion.......................................     1,950        462
                                                              --------    -------
                                                              $127,568    $31,894
                                                              ========    =======

On 30 June 1999, Young & Rubicam increased its borrowing capacity by entering into a $200 million 364-day unsecured revolving credit facility. On 15 May 1998, Young & Rubicam entered into a $400 million, five-year unsecured multicurrency revolving credit facility and used the net proceeds from the Offering together with $155 million of borrowings under this credit facility to repay all outstanding borrowings outstanding under its then existing $700 million senior secured credit facility. Approximately $7.3 million of unamortised deferred financing costs related to the replaced credit facility were charged to expense and have been reflected as an extraordinary charge, net of an applicable tax benefit of approximately $2.8 million, in Young & Rubicam's consolidated statement of operations for the year ended 31 December 1998. Amounts due under the credit facility are required to be repaid on 15 May 2003. Young & Rubicam is required to pay varying rates of interest on outstanding borrowings, generally based on LIBOR plus an applicable margin ranging from 0.275% to 0.70%, depending on the leverage ratio, or the Federal Funds Rate plus 0.5%. Young & Rubicam is also required to pay a facility fee ranging from 0.10% to 0.20% and, if the outstanding advances exceed 50% of the aggregate facility, a utilisation fee will be charged ranging from 0.075% to 0.125%. In 1999 and 1998, the total facility fees under the credit facilities were $0.6 million and $0.4 million, respectively. Our credit facilities contain financial and operating restrictions and covenant requirements, including maximum leverage ratio and minimum interest coverage requirements, and permit the payment of cash dividends except in the event of a continuing default under the credit agreements.

At 31 December 1999, the current portion of long-term debt includes installment notes payable to management investors of $0.7 million. At 31 December 1998, short-term and long-term debt includes installment notes payable to management investors of $0.7 million and $0.4 million, respectively.

The weighted-average interest rate on outstanding debt was 5.71% for the year ended 31 December 1999. The weighted-average interest rate on outstanding debt, including the effect of interest rate swap contracts, was 6.27% for the year ended 31 December 1998. At 31 December 1998, Young & Rubicam had interest rate protection agreements with respect to $31.5 million of its indebtedness. During the first quarter of 1999, all interest rate protection agreements to which we were party either matured or were retired. Accordingly, at 31 December 1999, we had no such agreements outstanding.

At 31 December 1999 and 1998, Young & Rubicam had $760 million and
$543 million, respectively, in availability under its commercial lines of credit ($635 million and $435 million, respectively, in the United States and $125 million and $108 million, respectively, outside the United States). Unused commercial lines of credit at 31 December 1999 and 1998 were $600 million and $480 million, respectively. Young &

Rubicam has no obligation to pay commitment fees on our current credit facilities. During 1998, Young & Rubicam paid commitment fees of approximately $0.1 million on the unused portion of the replaced credit facility.

13--FAIR VALUE OF FINANCIAL INSTRUMENTS AND HEDGING ACTIVITY

At 31 December 1999 and 1998, the carrying value of Young & Rubicam's financial instruments approximated fair value in all material respects.

At 31 December 1999, Young & Rubicam had $159.3 million in outstanding indebtedness as compared to $63.9 million at 31 December 1998, consisting primarily of floating rate debt. For floating rate debt, interest rate changes generally do not affect the fair market value but do impact future earnings and cash flows, assuming other factors are held constant. Based on outstanding indebtedness as of 31 December 1999 the annual after-tax earnings impact resulting from a one-percentage point increase or decrease in interest rates would be approximately $1.0 million, holding other variables constant.

Young & Rubicam enters into forward foreign exchange contracts to hedge certain assets and liabilities which are recorded in a currency different from that in which they settle. The purpose of these contracts is almost exclusively to hedge intercompany transactions. Gains and losses on these contracts generally offset losses and gains on the related foreign currency denominated intercompany transactions. The gains and losses on these positions are deferred and included in the basis of the transaction upon settlement. The terms of these contracts are generally a one-month maturity. At 31 December 1999, Young & Rubicam had contracts for the sale of $26.1 million and the purchase of $11.9 million of foreign currencies at fixed rates, compared to contracts for the sale of $19.4 million and the purchase of $6.1 million of foreign currencies at fixed rates at 31 December 1998.

At 31 December 1998, Young & Rubicam had entered into interest rate protection agreements with respect to $31.5 million of its indebtedness. The fair value approximated the notional amount at 31 December 1998. During the first quarter of 1999, all interest rate protection agreements to which we were party either matured or were retired. Accordingly, at 31 December 1999, we had no such agreements outstanding.

Management believes that any losses resulting from market risk would not have a material adverse impact on the consolidated financial position, results of operations or cash flows of Young & Rubicam.

14--EQUITY

The following schedule summarises the changes in the number of outstanding shares of common stock and treasury stock:

                                                                COMMON     COMMON STOCK
                                                                STOCK      IN TREASURY
                                                              ----------   ------------
BALANCE 1 JANUARY 1997......................................  58,469,280            --
                                                              ----------    ----------
Issued......................................................   4,391,010            --
Repurchased.................................................  (1,115,160)    1,115,160
                                                              ----------    ----------
BALANCE 31 DECEMBER 1997....................................  61,745,130     1,115,160
                                                              ----------    ----------
Issued--Offering............................................   6,912,730            --
Issued--Option Exercises....................................   2,178,436    (1,599,946)
Restricted Stock Redeemed...................................  (1,855,845)    1,855,845
Repurchased.................................................  (2,605,882)    2,605,882
                                                              ----------    ----------
BALANCE 31 DECEMBER 1998....................................  66,374,569     3,976,941
                                                              ----------    ----------
Issued--Option Exercises....................................   7,927,665    (5,326,700)
Issued--Acquisitions........................................   2,149,951    (2,149,951)
Repurchased.................................................  (3,502,181)    3,502,181
                                                              ----------    ----------
BALANCE 31 DECEMBER 1999....................................  72,950,004         2,471
                                                              ==========    ==========

In 1997, payments of $247.8 million were made to US-based equity holders for options and other equity holdings tendered in connection with Young & Rubicam's recapitalisation in 1996 (the "Recapitalisation").

In connection with the consummation of the Recapitalisation, Young & Rubicam created a class of preferred stock designated as Money Market Preferred Stock (the "Money Market Preferred"). The Money Market Preferred carries a variable rate dividend and is redeemable at Young & Rubicam's election for $115.00 per share following the fifth anniversary of the issuance thereof. At 31 December 1999 and 1998, 50,000 shares of Money Market Preferred were authorised and 87 shares were issued and outstanding.

15--OPTIONS

The Young & Rubicam Inc. 1997 Incentive Compensation Plan (the "ICP") provides for grants of stock options, stock appreciation rights ("SARS"), restricted stock, deferred stock, other stock-related awards, and performance or annual incentive awards that may be settled in cash, stock or other property ("Awards"). Under the ICP, the total number of shares of Y&R common stock reserved and available for delivery to participants in connection with Awards is 19,125,000, plus the number of shares of Y&R common stock subject to awards under pre-existing plans that become available (generally due to cancellation or forfeiture) after the effective date of the ICP; provided, however, that the total number of shares of Y&R common stock with respect to which incentive stock options may be granted shall not exceed 1,000,000. Any shares of Y&R Common Stock delivered under the ICP may consist of authorised and unissued shares or treasury shares.

The Board of Directors is authorised to grant stock options, including incentive stock options, non-qualified stock options, and SARS entitling the participant to receive the excess of the fair market value of a share of common stock on the date of exercise over the grant price of the SAR. The exercise price per share subject to an option and the grant price of a SAR is determined by the Board of Directors, but must not be less than the fair market value of a share of common stock on the date of grant. The maximum term of each option or SAR, the times at which each option or SAR will be exercisable, and provisions requiring forfeiture of unexercised options or SARS at or following termination of employment generally is fixed by the Board of Directors, except no option or SAR may have a term exceeding ten years.

Generally, options granted prior to 1999 under the ICP become exercisable over a three-year vesting period beginning on the third anniversary of the date of grant and expire ten years from the date of grant.

The three-year vesting period for options granted in 1999 generally begins on the first anniversary of the date of grant. However, the Board of Directors may, at its discretion, accelerate the exercisability, the lapsing of restrictions, or the expiration of deferral or vesting periods of any award, and such accelerated exercisability, lapse, expiration and vesting shall occur automatically in the case of a "change in control" of Young & Rubicam except to the extent otherwise provided in the award agreement. In addition, the Board of Directors may provide that the performance goals relating to any performance-based awards will be deemed to have been met upon the occurrence of any change in control.

At the closing of the Recapitalisation in 1996, the Board of Directors granted the Rollover Options, which were immediately vested and exercisable. Each Rollover Option has an exercise price of $1.92 per share, with certain limited exceptions outside the United States. Of the Rollover Options, 50% have a term of five years and the remaining 50% have a term of seven years.

At the closing of the Recapitalisation, the Board of Directors also granted to employees options to purchase 5,200,590 shares of Y&R common stock at $7.67 per share and, in 1997, additional options to purchase 1,891,200 shares of Y&R common stock at $7.67 per share (the "Additional Options"). As a result of the granting of the Additional Options in 1997, Young & Rubicam recognised a compensation charge of $1.3 million reflecting the difference between the estimated fair market value of Y&R Common Stock on the date of grant and the exercise price of the Additional Options. All options granted to employees in connection with the Recapitalisation were pursuant to and are governed by the stock option plan in existence prior to the effective date of the ICP.

Additionally, at the closing of the Recapitalisation, Y&R granted to Hellman & Friedman Capital Partners III, L.P. (``HFCP") and certain other investors options to purchase 2,598,105 shares of Y&R common stock at $7.67 per share which were exercisable immediately and expire on the seventh anniversary of the closing. Substantially all of the HFCP options were exercised in 1999.

Young & Rubicam has adopted SFAS No. 123 (see Note 1). In accordance with the provisions of SFAS No. 123, Young & Rubicam applies APB Opinion No. 25, and related interpretations, in accounting for its plans. If Young & Rubicam had elected to recognise compensation expense based upon the fair value at the grant date for awards under its plans consistent with the methodology prescribed by SFAS No. 123, Young & Rubicam's net income in 1999 would be decreased by $8.3 million and the net income per common share would be decreased by $0.12 and $0.10, for basic and diluted earnings per share, respectively. Y&R's net loss would be increased by $7.8 million and $6.3 million for the years ended
31 December 1998 and 1997, respectively, and the net basic and diluted loss per common share would be increased by $0.13 for each of the years ended
31 December 1998 and 1997.

These SFAS No. 123 pro forma amounts may not be representative of future disclosures since the estimated fair value of stock options is amortised to expense over the vesting period, and additional options may be granted in future years. The fair value for these options was estimated at the date of grant using the Black-Scholes option-pricing model with the following assumptions for the period ended 31 December 1999, 1998 and 1997, respectively:

                                               1999           1998           1997
                                           ------------   ------------   ------------
Expected term............................      4 years        6 years       10 years
Risk-free rate...........................  5.22%-6.23%    4.26%-5.84%    5.59%-7.12%
Dividend yield...........................        0.26%             0%             0%
Expected volatility......................       28.60%         24.90%             0%

Since Y&R's common stock was publicly traded for the first time in 1998 as a result of the offering, we did not have sufficient historical information to make a reasonable assumption as to the expected volatility of our common stock price in the future. As a result, the assumption in the table above reflects the expected volatility of stock prices of entities similar to Y&R. In addition, the decrease in the expected term of options for 1998 as compared to 1997 is due to the creation of an active, liquid market for Y&R's common stock resulting from the Offering.

The weighted-average fair value and weighted-average exercise price of options granted on and subsequent to the Recapitalisation for which the exercise price equals the fair value of Y&R Common Stock on the grant date was $12.30 and $38.76 in 1999, respectively, $7.80 and $22.59 in 1998, respectively, and $5.28 and $12.33 in 1997, respectively.

In 1997, Young & Rubicam granted options to certain executives at exercise prices below the fair value of Y&R common stock on the date of grant. The weighted-average fair value and weighted-average exercise price of these options was $6.76 and $7.67 in 1997, respectively.

The Black-Scholes option valuation model was developed for use in estimating the weighted-average fair value of traded options, which have no vesting restrictions and are fully transferable. Because Young & Rubicam's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

Transactions involving options are summarised as follows:

                                                                           WEIGHTED-
                                                                            AVERAGE
                                                               OPTIONS      EXERCISE
                                                             OUTSTANDING     PRICE
                                                             -----------   ----------
1 JANUARY 1997.............................................  24,622,260      $ 3.76
                                                             ----------      ------
Granted....................................................  11,469,150       11.56
Exercised..................................................  (4,250,790)       2.19
Cancelled..................................................    (827,415)       4.50
                                                             ----------      ------
31 DECEMBER 1997...........................................  31,013,205        6.84
                                                             ----------      ------
Granted....................................................   2,472,933       22.59
Exercised..................................................  (2,178,436)       3.10
Cancelled..................................................  (1,230,060)      10.81
                                                             ----------      ------
31 DECEMBER 1998...........................................  30,077,642        8.23
                                                             ----------      ------
Granted....................................................   4,414,179       38.76
Exercised..................................................  (7,927,665)       4.54
Cancelled..................................................  (2,228,060)      13.65
                                                             ----------      ------
31 DECEMBER 1999...........................................  24,336,096      $14.47
                                                             ==========      ======

At 31 December 1999, 1998 and 1997, Young & Rubicam had exercisable options of 8,494,699, 14,963,354, and 17,242,995, respectively.

The following information is as of 31 December 1999:

                                                     OPTIONS OUTSTANDING              OPTIONS EXERCISABLE
                                            -------------------------------------   -----------------------
                                                           WEIGHTED-
                                                            AVERAGE     WEIGHTED-                 WEIGHTED-
                                                           REMAINING     AVERAGE                   AVERAGE
                                              NUMBER      CONTRACTUAL   EXERCISE      NUMBER      EXERCISE
         RANGE OF EXERCISE PRICES           OUTSTANDING      LIFE         PRICE     EXERCISABLE     PRICE
------------------------------------------  -----------   -----------   ---------   -----------   ---------
  $1.92...................................   6,083,314        3.11       $ 1.92      6,083,314     $ 1.92
  $7.67...................................   4,322,980        6.24         7.67      2,221,361       7.67
  $12.00-$15.00...........................   8,312,700        8.10        12.40        103,650      12.59
  $25.00-$31.00...........................   1,420,223        8.94        28.55         86,374      30.22
  $37.00-$49.00...........................   4,196,879        9.47        38.98             --         --
                                            ----------        ----       ------      ---------     ------
TOTAL AT 31 DECEMBER 1999.................  24,336,096        6.81       $14.47      8,494,699     $ 3.84
                                            ==========        ====       ======      =========     ======

16--LITIGATION, COMMITMENTS AND CONTINGENT LIABILITIES

Young & Rubicam is involved in various legal proceedings incident to the ordinary course of business. Young & Rubicam's practice is to attempt to minimise potential liabilities through insurance coverage and/or indemnification provisions in its agreements with clients and others. Young & Rubicam believes that the outcome of all pending legal proceedings and unasserted claims in the aggregate will not have a material adverse effect on its results of operations, consolidated financial position or liquidity.

At 31 December 1999, Young & Rubicam was committed under operating leases, principally for office space. Certain leases contain renewal options calling for increased rentals. Others contain certain escalation clauses relating to taxes and other operating expenses.

Net rental expense was $85.1 million, $75.5 million, and $74.4 million in 1999, 1998 and 1997, respectively. Future minimum rental commitments as of 31 December 1999 are as follows:

                                                              (IN THOUSANDS)
                                                              --------------
2000........................................................      $61,831
2001........................................................       56,600
2002........................................................       50,672
2003........................................................       42,891
2004........................................................       38,092
Thereafter..................................................       93,014

Young & Rubicam had outstanding guarantees of $4.5 million and $8.6 million at 31 December 1999 and 1998, respectively, primarily in support of credit lines of unconsolidated affiliates.

17--SUBSEQUENT EVENTS (UNAUDITED)

On 20 January 2000, Young & Rubicam completed the placement of $287.5 million of 3% convertible subordinated notes due 15 January 2005, which includes
$37.5 million of notes issued pursuant to the exercise by the initial purchasers of their over-allotment option. At the option of the holder, the notes are convertible into shares of Y&R's Common Stock at a conversion price of $73.36 per share, subject to adjustment. Young & Rubicam used the net proceeds of the offering to repay outstanding debt under Young & Rubicam's existing bank credit facilities and to fund operations.

In January 2000, Young & Rubicam contributed cash and certain assets and rights known as Y&R TeamSpace, a proprietary software tool, to eMotion Inc., a firm that provides digital media management solutions that facilitate the creative workflow, sale, distribution and management of media rich broadband content, in exchange for an ownership interest in eMotion Inc. Young & Rubicam expects to record a gain in the first quarter of 2000 in connection with this transaction.

In the first quarter of 2000, Young & Rubicam acquired 100% of Robinson Lerer & Montgomery, LLC and also made strategic investments in certain other entities. Cash payments made in connection with these transactions amounted to approximately $45 million.

3.6 UNAUDITED DIRECTORS' REMUNERATION AND INTERESTS FOR THE THREE YEARS ENDED 31 DECEMBER
   1999, 1998 AND 1997

The following unaudited information relating to Directors' remuneration and interests for those Y&R directors who are proposed Directors of WPP if the merger proceeds has been prepared solely for the purpose of disclosure within these Listing Particulars. Such information has been extracted from proxy statements filed by Y&R with the SEC and underlying accounting records maintained by Y&R. For all periods presented the information is unaudited.

REMUNERATION OF THE Y&R DIRECTORS WHO ARE PROPOSED TO BECOME WPP DIRECTORS WAS AS FOLLOWS:

                                               SALARY      OTHER       SHORT-TERM                    LONG-TERM        PENSION
                                              AND FEES    BENEFITS   INCENTIVE PLANS    TOTAL     INCENTIVE PLANS   CONTRIBUTION
NAME                              LOCATION     ($000)      ($000)        ($000)         ($000)       ($000)(2)         ($000)
----                              ---------   ---------   --------   ---------------   --------   ---------------   ------------
1999
M. Dolan........................  USA          $550.0      $22.7         $405.0         $977.7        $  0.0            $4.8
W. Hellman......................  USA          $ 50.0(1)      --             --             --            --              --
M. Jordan.......................  USA          $  0.0         --             --             --            --              --
C. Lewinton.....................  UK           $ 80.0(1)      --             --             --            --              --

                                               SALARY      OTHER       SHORT-TERM                    LONG-TERM        PENSION
NAME                              LOCATION    AND FEES    BENEFITS   INCENTIVE PLANS    TOTAL     INCENTIVE PLANS   CONTRIBUTION
----                              ---------   ---------   --------   ---------------   --------   ---------------   ------------
1998
M. Dolan........................  USA          $550.0      $21.1         $300.0         $871.1        $116.1            $4.8
W. Hellman......................  USA          $  0.0         --             --             --            --              --
M. Jordan.......................  USA          $  0.0         --             --             --            --              --
C. Lewinton.....................  UK           $  0.0         --             --             --            --              --

                                               SALARY      OTHER       SHORT-TERM                    LONG-TERM        PENSION
NAME                              LOCATION    AND FEES    BENEFITS   INCENTIVE PLANS    TOTAL     INCENTIVE PLANS   CONTRIBUTION
----                              ---------   ---------   --------   ---------------   --------   ---------------   ------------
1997
M. Dolan........................  USA          $500.0      $15.4         $198.0         $713.4        $555.0            $4.8
W. Hellman......................  USA          $  0.0         --             --             --            --              --
M. Jordan.......................  USA          $  0.0         --             --             --            --              --
C. Lewinton.....................  UK           $  0.0         --             --             --            --              --

------------------

NOTES:

(1)     Deferred into Directors Deferred Compensation Plan.

(2) There were no long-term incentive bonus plans in place for the year ended 31 December 1999.

3.6 UNAUDITED DIRECTORS' REMUNERATION AND INTERESTS FOR THE THREE YEARS ENDED 31 DECEMBER
   1999, 1998 AND 1997 (CONTINUED)
INTERESTS IN Y&R SHARES (ALL OF WHICH WERE BENEFICIAL) WERE AS FOLLOWS:

                                                                                GRANTED
                                                                                 (SOLD)
                                                                     AT 1 JAN     1999      VESTED    AT 31 DEC
NAME                                            PLAN                   1999       (1)        1999       1999
----                             ----------------------------------  --------   --------   --------   ---------
1999
M. Dolan......................   Restricted Stock - Vest at IPO      260,865    (61,926)      --       198,939
                                 Restricted Stock - Mandatory
                                 Deferral                             45,000         73       --        45,073
                                 Restricted Stock - Partnership
                                 board                                 9,420                  --         9,420
W. Hellman....................   Directors Deferred Comp Plan          1,167          2       --         1,169
M. Jordan.....................                                            --         --       --            --
C. Lewinton...................   Directors Deferred Comp Plan          1,868          3       --         1,871

------------------

NOTE:

(1) Stock granted includes dividends, in the form of additional shares on existing shareholdings.

                                                                      AT 1 JAN   GRANTED     VESTED    AT 31 DEC
NAME                                            PLAN                    1998     (LAPSED)     1998       1998
----                             -----------------------------------  --------   --------   --------   ---------
1998
M. Dolan......................   Restricted Stock - Vest at IPO       260,865        --        --       260,865
                                 Restricted Stock - Mandatory
                                 Deferral                              45,000        --        --        45,000
                                 Restricted Stock - Partnership
                                 board                                     --     9,420        --         9,420
W. Hellman....................   n/a                                      n/a       n/a       n/a           n/a
M. Jordan.....................   n/a                                      n/a       n/a       n/a           n/a
C. Lewinton...................   n/a                                      n/a       n/a       n/a           n/a

                                                                     AT 1 JAN   GRANTED     VESTED    AT 31 DEC
NAME                                            PLAN                   1997     (LAPSED)     1997       1997
----                             ----------------------------------  --------   --------   --------   ---------
1997
M. Dolan......................   Restricted Stock - Vest at IPO      260,865         --       --       260,865
                                 Restricted Stock - Mandatory
                                 Deferred                                 --     45,000       --        45,000
W. Hellman....................   n/a                                     n/a        n/a      n/a           n/a
M. Jordan.....................   n/a                                     n/a        n/a      n/a           n/a
C. Lewinton...................   n/a                                     n/a        n/a      n/a           n/a

3.6 UNAUDITED DIRECTORS' REMUNERATION AND INTERESTS FOR THE THREE YEARS ENDED 31 DECEMBER
   1999, 1998 AND 1997 (CONTINUED)
Outstanding options:

                                                      EXERCISED/   EXERCISED                      EXERCISE DATE          EXERCISE
                                AT 1 JAN   GRANTED     REALISED    RETAINED    AT 31 DEC   ---------------------------   PRICE PER
NAME                              1999     (LAPSED)      1999        1999        1999       COMMENCEMENT      EXPIRY       SHARE
----                            --------   --------   ----------   ---------   ---------   --------------   ----------   ---------
1999
M. Dolan......................  104,340         --          --           --     104,340      12-Dec-96      12-Dec-06      7.6700
                                 78,270         --          --           --      78,270      12-Dec-99      12-Dec-06      7.6700
                                 78,255         --          --           --      78,255      12-Dec-01      12-Dec-06      7.6700
                                 50,000         --          --           --      50,000      31-Dec-00      17-Dec-07     12.3300
                                 50,000         --          --           --      50,000      31-Dec-01      17-Dec-07     12.3300
                                 50,000         --          --           --      50,000      31-Dec-02      17-Dec-07     12.3300
                                            66,666          --           --      66,666      25-May-00      25-May-09     37.2500
                                            66,667          --           --      66,667      25-May-01      25-May-09     37.2500
                                            66,667          --           --      66,667      25-May-02      25-May-09     37.2500
W. Hellman....................       --         --          --           --          --             --             --          --
M. Jordan.....................       --         --          --           --          --             --             --          --
C. Lewinton...................       --         --          --           --          --             --             --          --

                                  MARKET PRICE
                                  PER SHARE ON
NAME                            DATE OF EXERCISE
----                            ----------------
1999
M. Dolan......................         n/a
                                       n/a
                                       n/a
                                       n/a
                                       n/a
                                       n/a
                                       n/a
                                       n/a
                                       n/a
W. Hellman....................         n/a
M. Jordan.....................         n/a
C. Lewinton...................         n/a

                                                      EXERCISED/   EXERCISED                      EXERCISE DATE          EXERCISE
                                AT 1 JAN   GRANTED     REALISED    RETAINED    AT 31 DEC   ---------------------------   PRICE PER
NAME                              1998     (LAPSED)      1998        1998        1998       COMMENCEMENT      EXPIRY       SHARE
----                            --------   --------   ----------   ---------   ---------   --------------   ----------   ---------
1998
M. Dolan......................  104,340         --          --           --     104,340      12-Dec-96      12-Dec-06      7.6700
                                 78,270         --          --           --      78,270      12-Dec-99      12-Dec-06      7.6700
                                 78,255         --          --           --      78,255      12-Dec-01      12-Dec-06      7.6700
                                 50,000         --          --           --      50,000      31-Dec-00      17-Dec-07     12.3300
                                 50,000         --          --           --      50,000      31-Dec-01      17-Dec-07     12.3300
                                 50,000         --          --           --      50,000      31-Dec-02      17-Dec-07     12.3300
W. Hellman....................       --         --          --           --          --             --             --          --
M. Jordan.....................       --         --          --           --          --             --             --          --
C. Lewinton...................       --         --          --           --          --             --             --          --

                                  MARKET PRICE
                                  PER SHARE ON
NAME                            DATE OF EXERCISE
----                            ----------------
1998
M. Dolan......................         n/a
                                       n/a
                                       n/a
                                       n/a
                                       n/a
                                       n/a
W. Hellman....................         n/a
M. Jordan.....................         n/a
C. Lewinton...................         n/a

                                                      EXERCISED/   EXERCISED                      EXERCISE DATE          EXERCISE
                                AT 1 JAN   GRANTED     REALISED    RETAINED    AT 31 DEC   ---------------------------   PRICE PER
NAME                              1997     (LAPSED)      1997        1997        1997       COMMENCEMENT      EXPIRY       SHARE
----                            --------   --------   ----------   ---------   ---------   --------------   ----------   ---------
1997
M. Dolan......................  104,340         --          --           --     104,340      12-Dec-96      12-Dec-06      7.6700
                                 78,270         --          --           --      78,270      12-Dec-99      12-Dec-06      7.6700
                                 78,255         --          --           --      78,255      12-Dec-01      12-Dec-06      7.6700
                                            50,000          --           --      50,000      31-Dec-00      17-Dec-07     12.3300
                                            50,000          --           --      50,000      31-Dec-01      17-Dec-07     12.3300
                                            50,000          --           --      50,000      31-Dec-02      17-Dec-07     12.3300
W. Hellman....................       --         --          --           --          --             --             --          --
M. Jordan.....................       --         --          --           --          --             --             --          --
C. Lewinton...................       --         --          --           --          --             --             --          --

                                  MARKET PRICE
                                  PER SHARE ON
NAME                            DATE OF EXERCISE
----                            ----------------
1997
M. Dolan......................         n/a
                                       n/a
                                       n/a
                                       n/a
                                       n/a
                                       n/a
W. Hellman....................         n/a
M. Jordan.....................         n/a
C. Lewinton...................         n/a

4. UNAUDITED INTERIM RESULTS FOR THE SIX MONTHS ENDED 30 JUNE 2000

The financial information contained in this section for Young & Rubicam has been extracted without material adjustment from the unaudited interim financial statement filed on Form 10-Q with the SEC for the six months ended 30
June 2000.

4.1 YOUNG & RUBICAM CONSOLIDATED STATEMENTS OF INCOME

                                                                   SIX MONTHS ENDED
                                                                        30 JUNE
                                                              ---------------------------
                                                                  2000           1999
                                                              ------------   ------------
                                                              (IN THOUSANDS, EXCEPT SHARE
                                                                AND PER SHARE AMOUNTS)
Revenues....................................................   $  943,291     $  798,234
Compensation expense, including employee benefits...........      556,445        474,034
General and administrative expenses.........................      277,288        236,808
                                                               ----------     ----------
Operating expenses..........................................      833,733        710,842
                                                               ----------     ----------
Operating profit............................................      109,558         87,392
Interest expense, net.......................................       (8,119)        (4,445)
Other income................................................       12,155             --
                                                               ----------     ----------
Income before income taxes..................................      113,594         82,947
Income tax provision........................................       45,438         34,008
                                                               ----------     ----------
                                                                   68,156         48,939
Equity in net income of unconsolidated affiliates...........        2,247          1,652
Minority interest in net income of consolidated
  subsidiaries..............................................       (1,348)          (305)
                                                               ----------     ----------
Net income..................................................   $   69,055     $   50,286
                                                               ==========     ==========
Earnings per share:
  Basic.....................................................   $     0.95     $     0.75
                                                               ==========     ==========
  Diluted...................................................   $     0.83     $     0.61
                                                               ==========     ==========
Weighted average shares outstanding (Note 2):
  Basic.....................................................   72,627,811     66,912,004
                                                               ==========     ==========
  Diluted...................................................   86,388,529     82,047,778
                                                               ==========     ==========

4.2 YOUNG & RUBICAM CONSOLIDATED CONDENSED BALANCE SHEETS

                                                                30 JUNE      31 DECEMBER
                                                                 2000           1999
                                                              -----------   -------------
                                                              (IN THOUSANDS, EXCEPT SHARE
                                                                AND PER SHARE AMOUNTS)
CURRENT ASSETS
  Cash and cash equivalents.................................  $  173,256     $  144,517
  Accounts receivable, net of allowance for doubtful
    accounts of $24,223 and $25,012 at 30 June, 2000 and 31
    December, 1999, respectively............................   1,008,933      1,031,445
  Costs billable to clients.................................     115,014         76,982
  Other receivables.........................................      41,994         43,138
  Deferred income taxes.....................................      50,566         50,302
  Prepaid expenses and other current assets.................      29,250         27,803
                                                              ----------     ----------
    Total Current Assets....................................   1,419,013      1,374,187
                                                              ----------     ----------
NONCURRENT ASSETS
  Property, leasehold improvements and equipment at cost,
    net of accumulated depreciation and amortization of
    $263,824 and $248,112 at 30 June, 2000 and 31 December,
    1999, respectively......................................     189,362        194,569
  Deferred income taxes.....................................     149,287         34,875
  Intangibles, net of accumulated amortization of $98,627
    and $91,285 at
    30 June, 2000 and 31 December, 1999, respectively.......     371,873        353,860
  Equity in net assets of and advances to unconsolidated
    affiliates..............................................      35,067         36,001
  Investments in equity securities..........................     151,884        366,590
  Other noncurrent assets...................................      48,283         54,199
                                                              ----------     ----------
    Total Assets............................................  $2,364,769     $2,414,281
                                                              ==========     ==========
CURRENT LIABILITIES
  Accounts payable..........................................  $1,201,938     $1,206,385
  Accrued expenses and other current liabilities............     217,853        226,006
  Accrued payroll and bonuses...............................      53,779         78,531
  Advance billings..........................................     134,400        132,130
  Accrued taxes on income...................................      15,286         24,844
  Short-term debt...........................................      41,933         31,710
                                                              ----------     ----------
    Total Current Liabilities...............................   1,665,189      1,699,606
                                                              ----------     ----------
NONCURRENT LIABILITIES
  Long-term debt............................................     297,920        127,568
  Deferred compensation.....................................      31,957         31,328
  Other noncurrent liabilities..............................     104,390        117,405

Minority Interests..........................................      14,681         14,194
Commitments and Contingencies...............................
                                                              ----------     ----------
STOCKHOLDERS' EQUITY
  Money Market Preferred Stock--cumulative variable
    dividend; liquidating value of $115 per share; one-tenth
    of one vote per share; authorized--50,000 shares; issued
    and outstanding--87 shares..............................                         --
  Cumulative Participating Junior Preferred Stock--minimum
    $1.00 dividend; liquidating value of $1.00 per share;
    100 votes per share; authorized--2,500,000 shares;
    issued and outstanding--0 shares........................                         --
  Common stock--par value $.01 per share;
    authorized--250,000,000 shares; issued and
    outstanding--73,160,024 shares and 72,950,004 shares at
    30 June, 2000 and 31 December, 1999, respectively
    (excluding 192,684 shares and 2,471 shares in
    treasury)...............................................         734            730
  Capital surplus...........................................     872,870        908,969
  Accumulated deficit.......................................    (530,994)      (596,470)
  Net unrealized (depreciation) appreciation in equity
    securities, net of tax..................................     (27,792)       144,977
  Cumulative translation adjustment.........................     (53,915)       (33,092)
  Pension liability adjustment..............................        (817)          (817)
                                                              ----------     ----------
                                                                 260,086        424,297
  Common stock in treasury, at cost.........................      (9,454)          (117)
                                                              ----------     ----------
    Total Stockholders' Equity..............................     250,632        424,180
                                                              ----------     ----------
    Total Liabilities and Stockholders' Equity..............  $2,364,769     $2,414,281
                                                              ==========     ==========

4.3 YOUNG & RUBICAM CONSOLIDATED CONDENSED STATEMENTS OF CASH FLOWS

                                                                SIX MONTHS ENDED
                                                                     30 JUNE
                                                              ---------------------
                                                                2000        1999
                                                              ---------   ---------
                                                                 (IN THOUSANDS)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income..................................................  $  69,055   $  50,286
Adjustments to reconcile net income to net cash provided by
  operating activities:
  Depreciation and amortization.............................     42,209      32,465
  Other income..............................................    (12,155)         --
  Deferred income tax expense...............................     28,662      24,049
  Equity in net income of unconsolidated affiliates.........     (2,247)     (1,652)
  Dividends from unconsolidated affiliates..................        418       1,181
  Minority interest in net income of consolidated
    companies...............................................      1,348         305
Change in assets and liabilities, excluding effects from
  acquisitions, dispositions and foreign exchange:
  Accounts receivable.......................................     (8,212)     (7,967)
  Costs billable to clients.................................    (36,364)    (33,194)
  Other receivables.........................................     (2,381)       (304)
  Prepaid expenses and other assets.........................     (3,079)     (3,681)
  Accounts payable..........................................      3,902      23,858
  Accrued expenses and other current liabilities............     (1,090)    (20,074)
  Accrued payroll and bonuses...............................    (19,143)    (30,382)
  Advance billings..........................................      2,270      (8,324)
  Accrued taxes on income...................................     (8,762)     (1,687)
  Deferred compensation.....................................        954       1,090
  Other.....................................................    (10,870)     (9,074)
                                                              ---------   ---------
NET CASH PROVIDED BY OPERATING ACTIVITIES...................  $  44,515   $  16,895
                                                              ---------   ---------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Additions to property, leasehold improvements and
    equipment...............................................  $ (27,061)  $ (32,516)
  Acquisitions, net of cash acquired........................    (48,550)   (102,659)
  Investments in equity securities..........................    (35,438)    (11,558)
  Proceeds from investing activities........................      4,070          --
                                                              ---------   ---------
NET CASH USED IN INVESTING ACTIVITIES.......................  $(106,979)  $(146,733)
                                                              ---------   ---------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Net proceeds from convertible subordinated notes..........  $ 282,469   $      --
  Proceeds from other long-term debt........................      8,143     189,955
  Repayments of long-term debt..............................   (124,666)     (5,109)
  Net proceeds from short-term debt.........................     32,013     (28,330)
  Common stock issued.......................................      8,616       8,351
  Purchase of treasury shares...............................    (90,296)    (67,810)
  Dividends paid............................................     (3,578)     (1,752)
  Payment of deferred compensation..........................     (3,456)     (1,356)
  Other financing activities................................     (1,285)     (1,001)
                                                              ---------   ---------
NET CASH PROVIDED BY FINANCING ACTIVITIES...................  $ 107,960   $  92,948
                                                              ---------   ---------
Effect of exchange rate changes on cash and cash
  equivalents...............................................    (16,757)     (5,676)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS........     28,739     (42,566)
Cash and cash equivalents, beginning of period..............    144,517     122,138
                                                              ---------   ---------
Cash and cash equivalents, end of period....................  $ 173,256   $  79,572
                                                              =========   =========
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
  Interest paid.............................................  $   1,943   $   7,479
                                                              =========   =========
  Income taxes paid.........................................  $  19,601   $  14,208
                                                              =========   =========
NONCASH INVESTING ACTIVITY:
  Common stock issued in acquisitions.......................  $   2,310   $  83,700
                                                              =========   =========

4.4 NOTES TO CONSOLIDATED CONDENSED FINANCIAL INFORMATION

1--DESCRIPTION OF THE BUSINESS AND BASIS OF PRESENTATION

BUSINESS: Young & Rubicam is a global communications company which offers clients integrated services in the creation and production of advertising, strategic media planning and buying, direct marketing and customer relationship management, perception management and public relations, branding consultancy and design services, and healthcare communications. Y&R operates through wholly owned subsidiaries, joint ventures and non-equity affiliations worldwide. Operations cover the major geographic regions of North America, Europe, Latin America, the Far East, Australia, New Zealand, the Middle East and Africa.

CONSOLIDATION: The accompanying unaudited consolidated condensed financial statements of Y&R have been prepared pursuant to the rules and regulations of the SEC. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations. These unaudited consolidated condensed financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto included in Y&R's Annual Report on Form 10-K for the year ended 31 December 1999. In the opinion of management, the accompanying financial statements reflect all adjustments, which are of a normal recurring nature, necessary for a fair presentation of the results for the periods presented. Certain reclassifications have been made to the prior year's financial statements to conform to the 2000 presentation.

The results of operations for the interim periods presented are not necessarily indicative of the results expected for the full year.

USE OF ESTIMATES: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2--EARNINGS PER SHARE

Basic earnings per share are calculated by dividing net income by the weighted average shares of common stock outstanding during the six months ended 30 June 2000 and 1999. Diluted earnings per share for the six months ended 30 June 2000 and 1999 are calculated as net income adjusted for after-tax interest expense on our 3% Convertible Subordinated Notes in 2000, divided by weighted average shares of common stock outstanding, adjusted for the dilutive effect of stock options, primarily stock options granted to employees under stock-based compensation plans, the convertible subordinated notes and other dilutive securities.

Shares used in computing basic and diluted earnings per share were as follows:

                                                                 SIX MONTHS ENDED
                                                                      30 JUNE
                                                              -----------------------
                                                                 2000         1999
                                                              ----------   ----------
Basic--weighted average shares..............................  72,627,811   66,912,004
Dilutive effect of stock options............................  10,241,271   15,135,774
Dilutive effect of convertible notes........................   3,519,447           --
                                                              ----------   ----------
Diluted--weighted average shares............................  86,388,529   82,047,778
                                                              ==========   ==========

3--COMPREHENSIVE INCOME

The following table sets forth total comprehensive income (loss) and its components:

                                                                SIX MONTHS ENDED
                                                                    30 JUNE
                                                              --------------------
                                                                2000        1999
                                                              ---------   --------
                                                                 (IN THOUSANDS)
Net income..................................................  $  69,055   $50,286
Unrealised depreciation in equity securities, net of tax:
  Unrealised depreciation arising during period.............   (171,615)       --
  Less: Reclassification adjustment for gains included in
    net income..............................................     (1,154)       --
                                                              ---------   -------
  Net unrealised depreciation in equity securities, net of
    tax.....................................................   (172,769)       --
Foreign currency translation adjustment.....................    (20,823)  (14,546)
                                                              ---------   -------
Total comprehensive income..................................  $(124,537)  $35,740
                                                              =========   =======

4--INVESTMENTS IN EQUITY SECURITIES

At 30 June 2000, all equity securities covered under Statement of Financial Accounting Standards No. 115 ("SFAS No. 115") were designated as available-for-sale. In accordance with SFAS No. 115, these securities are reported at fair value, adjusted for any other-than-temporary declines in value. Such equity securities at 30 June 2000 had an aggregate cost basis of $122.5 million and included certain equity securities received as additional consideration in the first half of 2000 as a result of achieving revenue and operating profit performance targets of the Brand Dialogue assets contributed to Luminant Worldwide Corporation in 1999. These securities are carried at their fair value of $77.0 million and are included in investments in equity securities on the balance sheet. Differences between cost and fair value of $45.5 million are carried net of $17.7 million of related income tax benefit as a separate component of stockholders' equity under the balance sheet caption "Net unrealised (depreciation) appreciation in equity securities."

In January 2000, Y&R contributed cash and certain assets and rights known as Y&R TeamSpace, a proprietary software tool, to eMotion Inc. ("eMotion"), a firm that provides digital media management solutions that facilitate the creative workflow, sale, distribution and management of media rich broadband content, in exchange for an ownership interest in eMotion. The equity securities received in connection with this transaction are carried on the balance sheet at net cost, as readily determinable fair values are not available. At 30 June 2000, the carrying value of this cost investment was $14.3 million. In addition, Y&R recorded a gain on the contribution of Y&R TeamSpace to eMotion in the first quarter of 2000 totaling approximately $7.6 million.

Also during the first half of 2000, Y&R invested an additional $29.0 million in equity securities that are carried on the balance sheet at cost. These cost investments include Y&R's investment in Naviant Inc., a leading provider of precision marketing solutions to web advertisers, web publishers and consumer marketers of approximately $15.0 million.

Under certain investment agreements, Y&R is eligible to share with the respective entities a portion of revenues, if any, generated from the use or referral by Y&R or its clients of the respective entity's products or services. In certain instances, Y&R may also be required to make payments pursuant to minimum revenue guarantees over a specified period. While Y&R cannot reasonably estimate the amount, if any, that could be earned or become payable under such agreements, such amounts are not expected to be material to Y&R's consolidated results of operations, financial position or cash flow. To date no commission fee revenue has been earned or recognised. During the quarter ended 30 June 2000 revenue guarantee amounts totaling $1.0 million have been paid under such arrangements.

5--ACQUISITIONS

During the first half of 2000, Y&R acquired all outstanding membership interests in Robinson Lerer & Montgomery, LLC ("RLM"), a leading public relations and strategy consulting firm in a cash and stock transaction, and also made several other acquisitions. All of these acquisitions were accounted for under the purchase method of accounting and a preliminary allocation of the costs to acquire these entities has been made based on the fair value of the net assets acquired. Certain acquisitions may require Y&R to pay incremental amounts as additional consideration in future years, based on the operating results achieved by the companies that were acquired. The aggregate purchase price of acquisitions completed in the first six months of 2000, including any amounts paid under existing contingent consideration obligations, amounted to approximately $57 million.

6--LONG-TERM DEBT

Y&R's long-term debt is comprised of the following:

                                                              JUNE 30,    DECEMBER 31,
                                                                2000          1999
                                                              ---------   ------------
                                                                   (IN THOUSANDS)
Unsecured revolving credit facilities.......................  $  7,564      $123,500
3% Convertible subordinated notes...........................   287,500            --
Capital lease obligations...................................     1,479         2,197
Other borrowings............................................     3,249         4,500
                                                              --------      --------
                                                               299,792       130,197
Less--Current portion.......................................     1,872         2,629
                                                              --------      --------
                                                              $297,920      $127,568
                                                              ========      ========

Interest expense was $12.2 million for the six months ended 30 June 2000 compared to interest expense of $9.1 million for the six months ended 30 June 1999.

On 20 January 2000, Y&R completed the placement of $287.5 million of 3% Convertible Subordinated Notes due 15 January 2005. At the option of the holder, the notes are convertible into shares of our common stock at a conversion price of $73.36 per share, subject to adjustment, beginning 90 days following the issuance of the notes. The notes may be redeemed at Y&R's option on or after 20 January 2003. Additionally, under certain circumstances, holders of the notes may have the right to require Y&R to repurchase the notes. Interest on the notes is payable on 15 January and 15 July of each year, beginning on 15 July 2000. The notes are unsecured obligations of Y&R and are subordinated in right of payment to all senior indebtedness and liabilities of subsidiaries of Y&R. Y&R used the net proceeds of the offering to repay outstanding debt under our existing bank credit facilities and to fund operations, acquisitions, investment activity and share repurchases.

7--CASH DIVIDEND

On 15 June 2000 and 15 March 2000, Y&R paid quarterly cash dividends of $0.025 per common share to all stockholders of record as of 1 June 2000 and 1 March 2000, respectively.

8--SUBSEQUENT EVENTS

On 29 June 2000, Y&R announced that it had agreed to acquire The Partners, a leading UK design agency and corporate identity specialist. The transaction was completed in July 2000.

5.  UNAUDITED RESTATEMENTS OF YOUNG & RUBICAM'S FINANCIAL INFORMATION UNDER UK
GAAP

Young & Rubicam's historical financial information has been prepared in accordance with US GAAP. The main differences between the accounting policies adopted by Y&R under US GAAP and those adopted by WPP under UK GAAP relate to the amortisation of goodwill, equity accounting, the measurement of compensation in connection with share awards, the recognition of gains on the disposal of fixed assets in exchange for an equity interest in another entity, the carrying value of listed equity securities, the timing of recognition of contingent consideration, the treatment of treasury stock used to satisfy employee share options and deferred taxation. Additionally the US GAAP figures include reclassifications of cash equivalents and various other balance sheet items presented in the Y&R audited historical financial statements to conform with WPP's presentation format and accounting policies, which are described more fully in Note 1 below.

The following tables show the impact of the unaudited UK GAAP adjustments on the Young & Rubicam audited financial statements (as conformed to WPP presentation format) for the three years ended 31 December 1999, 1998 and 1997, and on the Y&R unaudited financial statments (as conformed to WPP presentation format) for the six months ended 30 June 2000, to restate these figures in accordance with WPP's disclosed accounting policies under UK GAAP.

            CONSOLIDATED PROFIT AND LOSS ACCOUNT FOR THE YEAR ENDED
                         31 DECEMBER 1999 UNDER UK GAAP

                                                                          1999
                                         ----------------------------------------------------------------------
                                                                          UNAUDITED
                                                                          US TO UK
                                                        RECLASSIFICATIONS ADJUSTMENTS
                                          US GAAP        (NOTE 1)         (NOTE 2)              UK GAAP
                                         ------------   ---------------   -----------   -----------------------
                                          US$ MIL        US$ MIL           US$ MIL       US$ MIL      UKL MIL
Turnover (gross billings)..............          --                         8,530.9 (a)   8,530.9      5,273.1
Cost of Sales..........................          --                        (6,813.7)(a)  (6,813.7)    (4,211.7)
                                           ========          =====         ========      ========     ========
Revenue................................     1,717.2                              --       1,717.2      1,061.4
Operating Costs........................    (1,509.1)                           15.2 (b)  (1,493.9)      (923.4)
                                           --------          -----         --------      --------     --------
Operating Profit.......................       208.1                            15.2 (b)     223.3        138.0
Non-operating exceptional item.........        85.0                           (85.0)(d)        --           --
Income from associates.................          --           10.6 (i)           --          10.6          6.6
                                           --------          -----         --------      --------     --------
Profit on ordinary activities before
  interest & taxation..................       293.1           10.6            (69.8)        233.9        144.6
Net interest payable & similar
  charges..............................       (14.9)                             --         (14.9)        (9.2)
                                           --------          -----         --------      --------     --------
Profit on ordinary activities before
  taxation.............................       278.2           10.6            (69.8)        219.0        135.4
Taxation on profit on ordinary
  activities before exceptional
  items................................      (111.3)         (42.4)(viii)
                                                              (6.1)(i)         78.0 (g)     (81.8)       (50.6)
Exceptional tax credit on exercised
  stock options........................          --           42.4 (viii)        --          42.4         26.2
                                           --------          -----         --------      --------     --------
Tax on profit on ordinary activities...      (111.3)          (6.1)            78.0         (39.4)       (24.4)
                                           --------          -----         --------      --------     --------
Profit on ordinary activities after
  taxation.............................       166.9            4.5              8.2         179.6        111.0
Equity in net income of unconsolidated
  affiliates...........................         4.5           (4.5)(i)           --            --           --
Minority interests.....................        (4.3)                             --          (4.3)        (2.7)
                                           --------          -----         --------      --------     --------
Profit attributable to ordinary share
  owners...............................       167.1             --              8.2         175.3        108.3
                                           --------          -----         --------      --------     --------
Ordinary dividends.....................        (5.3)                             --          (5.3)        (3.3)
                                           --------          -----         --------      --------     --------
Retained profit for the year...........       161.8                             8.2         170.0        105.0
                                           ========          =====         ========      ========     ========

  The accompanying notes to the unaudited restatements are an integral part of these statements.

5. UNAUDITED RESTATEMENTS OF YOUNG & RUBICAM'S FINANCIAL INFORMATION UNDER UK GAAP (CONTINUED)

           CONSOLIDATED PROFIT AND LOSS ACCOUNTS FOR THE YEARS ENDED
                    31 DECEMBER 1998 AND 1997 UNDER UK GAAP

                                                                                 1998
                                                ----------------------------------------------------------------------
                                                                                UNAUDITED US
                                                                                  TO UK
                                                               RECLASSIFICATIONS ADJUSTMENTS
                                                 US GAAP        (NOTE 1)        (NOTE 2)               UK GAAP
                                                ------------   --------------   ------------   -----------------------
                                                 US$ MIL        US$ MIL          US$ MIL        US$ MIL      UKL MIL
Turnover (gross billings).....................          --                         7,707.5 (a)   7,707.5      4,640.0
Cost of Sales.................................          --                        (6,185.0)(a)  (6,185.0)    (3,723.4)
                                                  ========         ======         ========      ========     ========
Revenue.......................................     1,522.5                              --       1,522.5        916.6
Operating Costs...............................    (1,594.0)         234.4             11.4 (b)  (1,348.2)      (811.7)
Operating exceptional item: IPO charge........          --         (234.4)           143.7 (c)     (90.7)       (54.6)
                                                  --------         ------         --------      --------     --------
Operating Profit/(loss).......................       (71.5)            --            155.1 (b)(c)      83.6      50.3
Non-operating exceptional item................          --                              --            --           --
Income from associates........................          --            9.1 (i)           --           9.1          5.5
                                                  --------         ------         --------      --------     --------
Profit/(loss) on ordinary activities before
  interest & taxation.........................       (71.5)           9.1            155.1          92.7         55.8
Net interest payable & similar charges........       (15.5)          (7.3)(ii)          --         (22.8)       (13.7)
                                                  --------         ------         --------      --------     --------
Profit on ordinary activities before
  taxation....................................       (87.0)           1.8            155.1          69.9         42.1
Taxation on profit on ordinary activities.....         2.6            2.9 (ii)
                                                                     (4.4)(i)        (37.4)(g)     (36.3)       (21.9)
                                                  --------         ------         --------      --------     --------
Tax on profit on ordinary activities..........         2.6           (1.5)           (37.4)        (36.3)       (21.9)
Profit/(loss) on ordinary activities after
  taxation....................................       (84.4)           0.3            117.7          33.6         20.2
Equity in net income of unconsolidated
  affiliates..................................         4.7           (4.7)(i)           --            --           --
Extraordinary charge for early retirement of
  debt, net of tax............................        (4.4)           4.4 (ii)          --            --           --
Minority interests............................        (2.0)                             --          (2.0)        (1.2)
                                                  --------         ------         --------      --------     --------
Profit/(loss) attributable to ordinary share
  owners......................................       (86.1)            --            117.7          31.6         19.0
                                                  --------         ------         --------      --------     --------
Ordinary dividends............................          --                              --            --           --
                                                  --------         ------         --------      --------     --------
Retained profit/(loss) for the year...........       (86.1)            --            117.7          31.6         19.0
                                                  ========         ======         ========      ========     ========

                                                                                1997
                                               ----------------------------------------------------------------------
                                                                               UNAUDITED US
                                                                                 TO UK
                                                              RECLASSIFICATIONS ADJUSTMENTS
                                                US GAAP       (NOTE 1)         (NOTE 2)               UK GAAP
                                               ------------   --------------   ------------   -----------------------
                                                US$ MIL        US$ MIL          US$ MIL        US$ MIL      UKL MIL
Turnover (gross billings)....................          --                         7,115.0 (a)   7,115.0      4,340.4
Cost of Sales................................          --                        (5,732.3)(a)  (5,732.3)    (3,496.9)
                                                 ========         =====          ========      ========     ========
Revenue......................................     1,382.7                              --       1,382.7        843.5
Operating Costs..............................    (1,312.0)                           21.0 (b)  (1,291.0)      (787.6)
Operating exceptional item: IPO charge.......          --                              --            --           --
                                                 --------                        --------      --------     --------
Operating Profit.............................        70.7                            21.0 (b)      91.7         55.9
Non-operating exceptional item...............          --                              --            --           --
Income from associates.......................          --           4.1 (i)            --           4.1          2.5
                                                 --------         -----          --------      --------     --------
Profit on ordinary activities before interest
  & taxation.................................        70.7           4.1              21.0          95.8         58.4
Net interest payable & similar charges.......       (34.4)                             --         (34.4)       (21.0)
                                                 --------         -----          --------      --------     --------
Profit on ordinary activities before
  taxation...................................        36.3           4.1              21.0          61.4         37.4
Taxation on profit on ordinary activities
  before exceptional items...................       (58.3)         (3.8)(i)           5.0 (g)     (57.1)       (34.8)
Exceptional tax credit on exercised stock
  options....................................          --                              --            --           --
                                                 --------         -----          --------      --------     --------
Tax on profit on ordinary activities.........       (58.3)         (3.8)(i)           5.0         (57.1)       (34.8)
                                                 --------         -----          --------      --------     --------
Profit/(loss) on ordinary activities after
  taxation...................................       (22.0)          0.3              26.0           4.3          2.6
Equity in net income of unconsolidated
  affiliates.................................         0.3          (0.3)(i)            --            --           --
Minority interests...........................        (2.3)                             --          (2.3)        (1.4)
                                                 --------         -----          --------      --------     --------
Profit/(loss) attributable to ordinary share
  owners.....................................       (24.0)           --              26.0           2.0          1.2
                                                 --------                        --------      --------     --------
Ordinary dividends...........................          --                              --            --           --
                                                 --------         -----          --------      --------     --------
Retained profit/(loss) for the year..........       (24.0)           --              26.0           2.0          1.2
                                                 ========         =====          ========      ========     ========

  The accompanying notes to the unaudited restatements are an integral part of these statements.

5. UNAUDITED RESTATEMENTS OF YOUNG & RUBICAM'S FINANCIAL INFORMATION UNDER UK GAAP (CONTINUED)

       CONSOLIDATED PROFIT AND LOSS ACCOUNT FOR THE 6 MONTH PERIOD ENDED
                           30 JUNE 2000 UNDER UK GAAP

                                                                          2000
                                         ----------------------------------------------------------------------
                                                                          UNAUDITED
                                                                           US TO UK
                                                        RECLASSIFICATIONS ADJUSTMENTS
                                          US GAAP        (NOTE 1)         (NOTE 2)              UK GAAP
                                         ------------   ---------------   -----------   -----------------------
                                          US$ MIL         US$ MIL          US$ MIL       US$ MIL      UKL MIL
Turnover (gross billings)..............          --                          4,244.3 (a)   4,244.3     2,703.4
Cost of Sales..........................          --                         (3,301.0)(a)  (3,301.0)   (2,102.6)
                                           ========         =======        =========     ========     ========
Revenue................................       943.3                               --        943.3        600.8
Operating Costs........................      (833.7)                            10.9 (b)    (822.8)     (524.1)
Operating exceptional item.............          --                            (57.6)(i)     (57.6)      (36.7)
                                           --------         -------        ---------     --------     --------
Operating Profit.......................       109.6                            (46.7)        62.9         40.0
Non-operating exceptional item.........        12.2                            (12.2)(d)        --          --
Income from associates.................          --             3.8 (i)                       3.8          2.4
                                           --------         -------        ---------     --------     --------
Profit/(loss) on ordinary activities
  before interest & taxation...........       121.8             3.8            (58.9)        66.7         42.4
Net interest payable & similar
  charges..............................        (8.1)                                         (8.1)        (5.2)
                                           --------         -------        ---------     --------     --------
Profit on ordinary activities before
  taxation.............................       113.7             3.8            (58.9)        58.6         37.2
Taxation on profit on ordinary
  activities before exceptional
  items................................       (45.4)          (28.2)(viii)
                                                               (1.6)(i)         29.9        (45.3)       (28.9)
Exceptional tax credit on exercised
  stock options........................          --            28.2 (viii)         --        28.2         18.1
                                           --------         -------        ---------     --------     --------
Tax on profit on ordinary activities...       (45.4)           (1.6)            29.9        (17.1)       (10.8)
                                           --------         -------        ---------     --------     --------
Profit on ordinary activities after
  taxation.............................        68.3             2.2            (29.0)        41.5         26.4
Equity in net income of unconsolidated
  affiliates...........................         2.2            (2.2)(i)           --           --           --
Minority interests.....................        (1.3)                                         (1.3)        (0.9)
                                           --------         -------        ---------     --------     --------
Profit attributable to ordinary share
  owners...............................        69.2              --            (29.0)        40.2         25.5
                                           --------         -------        ---------     --------     --------
Ordinary dividends.....................        (3.6)                                         (3.6)        (2.3)
                                           --------         -------        ---------     --------     --------
Retained profit for the year...........        65.6              --            (29.0)        36.6         23.2
                                           --------         -------        ---------     --------     --------

  The accompanying notes to the unaudited restatements are an integral part of these statements.

5. UNAUDITED RESTATEMENTS OF YOUNG & RUBICAM'S FINANCIAL INFORMATION UNDER UK GAAP (CONTINUED)

                  CONSOLIDATED STATEMENTS OF NET ASSETS AS AT
                         31 DECEMBER 1999 UNDER UK GAAP

                                                                          1999
                                         ----------------------------------------------------------------------
                                                                          UNAUDITED
                                                                          US TO UK
                                                        RECLASSIFICATIONS ADJUSTMENTS
                                          US GAAP        (NOTE 1)         (NOTE 2)              UK GAAP
                                         ------------   ---------------   -----------   -----------------------
                                          US$ MIL         US$ MIL          US$ MIL       US$ MIL      UKL MIL

FIXED ASSETS
Intangible assets......................
-- Goodwill............................       353.9            (3.0)(iii)     (91.9)(b)
                                                                               45.4 (e)     304.4        188.1
Tangible fixed assets..................       194.6             3.0 (iii)        --         197.6        122.1
Investments in associated
  undertakings.........................        36.0                              --          36.0         22.2
Other investments......................       366.6                          (237.7)(f)     128.9         79.7
Other assets...........................        89.1           (89.1)(iv)         --            --           --
                                           --------        --------        --------      --------     --------
                                            1,040.2           (89.1)         (284.2)        666.9        412.1
                                           --------        --------        --------      --------     --------
CURRENT ASSETS
Stocks & work in progress..............        77.0                              --          77.0         47.6
Debtors................................     1,152.6            13.3 (v)
                                                 --            89.1 (iv)      (85.1)(g)   1,169.9        723.0
Cash at bank & in hand.................       144.5           (13.3)(v)          --         131.2         81.1
                                           --------        --------        --------      --------     --------
                                            1,374.1            89.1           (85.1)      1,378.1        851.7
                                           --------        --------        --------      --------     --------

CREDITORS: amounts falling due within
  one year.............................    (1,699.6)                            0.8 (h)  (1,698.8)    (1,049.8)

Net current liabilities................      (325.5)           89.1           (84.3)       (320.7)      (198.1)
                                           --------        --------        --------      --------     --------
Total assets less current
  liabilities..........................       714.7             0.0          (368.5)        346.2        214.0
                                           --------        --------        --------      --------     --------
CREDITORS: amounts falling due after
  more than one year...................      (276.3)           11.8 (vi)      (45.4)(e)        --           --
                                                 --                             8.8 (g)    (301.1)      (186.1)

PROVISIONS FOR LIABILITIES AND
  CHARGES..............................                       (11.8)(vi)         --         (11.8)        (7.3)
                                           --------        --------        --------      --------     --------
NET ASSETS.............................       438.4              --          (405.1)         33.3         20.6
                                           --------        --------        --------      --------     --------

  The accompanying notes to the unaudited restatements are an integral part of these statements.

5. UNAUDITED RESTATEMENTS OF YOUNG & RUBICAM'S FINANCIAL INFORMATION UNDER UK GAAP (CONTINUED)

            CONSOLIDATED STATEMENTS OF NET ASSETS/LIABILITIES AS AT
                    31 DECEMBER 1998 AND 1997 UNDER UK GAAP

                                                                           1998
                                         -------------------------------------------------------------------------
                                                                           UNAUDITED
                                                                           US TO UK
                                                         RECLASSIFICATIONS ADJUSTMENTS
                                          US GAAP         (NOTE 1)         (NOTE 2)               UK GAAP
                                         -------------   ---------------   -----------   -------------------------
                                          US$ MIL          US$ MIL          US$ MIL       US$ MIL       UKL MIL

FIXED ASSETS
Intangible assets......................
-- Goodwill............................       121.0                           (106.0)(b)      15.0           9.0
Tangible fixed assets..................       150.4                               --         150.4          90.4
Investments in associated
  undertakings.........................        38.4                               --          38.4          23.1
Other investments......................          --             49.6 (vii)        --          49.6          29.8
Other assets...........................       202.7           (202.7)(iv)         --            --            --
                                           --------         --------        --------      --------      --------
                                              512.5           (153.1)         (106.0)        253.4         152.3
                                           --------         --------        --------      --------      --------
CURRENT ASSETS
Stocks & work in progress..............        55.2                               --          55.2          33.2
Debtors................................       945.3              6.0 (v)
                                                 --            202.7 (iv)     (205.3)(g)     948.7         570.2
Cash at bank & in hand.................       122.1             (6.0)(v)          --         116.1          69.8
                                           --------         --------        --------      --------      --------
                                            1,122.6            202.7          (205.3)      1,120.0         673.2
                                           --------         --------        --------      --------      --------

CREDITORS: amounts falling due within
  one year.............................    (1,339.5)             2.3 (vi)        1.2 (h)  (1,336.0)       (803.0)

Net current liabilities................      (216.9)           205.0          (204.1)       (216.0)       (129.8)
                                           --------         --------        --------      --------      --------
Total assets less current
  liabilities..........................       295.6             51.9          (310.1)         37.4          22.5
                                           --------         --------        --------      --------      --------
CREDITORS: amounts falling due after
  more than one year...................      (175.6)             9.4 (vi)        8.1 (g)    (158.1)        (95.0)

PROVISIONS FOR LIABILITIES AND
  CHARGES..............................          --            (11.7)(vi)         --         (11.7)         (7.0)
                                           --------         --------        --------      --------      --------
NET ASSETS/(LIABILITIES)...............       120.0             49.6          (302.0)       (132.4)        (79.5)
                                           --------         --------        --------      --------      --------

                                                                           1997
                                         -------------------------------------------------------------------------
                                                                           UNAUDITED
                                                                           US TO UK
                                                         RECLASSIFICATIONS ADJUSTMENTS
                                          US GAAP         (NOTE 1)         (NOTE 2)               UK GAAP
                                         -------------   ---------------   -----------   -------------------------
                                          US$ MIL                           US$ MIL       US$ MIL       UKL MIL

FIXED ASSETS
Intangible assets......................
-- Goodwill............................       118.3                           (118.3)(b)        --            --
Tangible fixed assets..................       125.0                               --         125.0            76
Investments in associated
  undertakings.........................        26.4                               --          26.4          16.0
Other investments......................           0              8.6 (vii)        --           8.6           5.2
Other assets...........................       171.2           (171.2)(iv)         --            --            --
                                           --------         --------        --------      --------      --------
                                              440.9           (162.6)         (118.3)        160.0          97.2
                                           --------         --------        --------      --------      --------
CURRENT ASSETS
Stocks & work in progress..............        60.3                               --          60.3          36.6
Debtors................................       876.3             11.4 (v)
                                                 --            171.2 (iv)     (157.1)(g)     901.8         548.1
Cash at bank & in hand.................       160.3            (11.4)(v)          --         148.9          90.5
                                           --------         --------        --------      --------      --------
                                            1,096.9            171.2          (157.1)      1,111.0         675.2
                                           --------         --------        --------      --------      --------

CREDITORS: amounts falling due within
  one year.............................    (1,203.0)             0.8 (vi)        0.7 (h)  (1,201.5)       (730.2)

Net current liabilities................      (106.1)           172.0          (156.4)        (90.5)        (55.5)
                                           --------         --------        --------      --------      --------
Total assets less current
  liabilities..........................       334.8              9.4          (274.7)         69.5          42.2
                                           --------         --------        --------      --------      --------
CREDITORS: amounts falling due after
  more than one year...................      (481.1)                             6.9 (e)    (474.2)       (288.2)

PROVISIONS FOR LIABILITIES AND
  CHARGES..............................          --             (0.8)(vi)         --          (0.8)         (0.5)
                                           --------         --------        --------      --------      --------
NET ASSETS/(LIABILITIES)...............      (146.3)             8.6          (267.8)       (405.5)       (246.5)
                                           --------         --------        --------      --------      --------

  The accompanying notes to the unaudited restatements are an integral part of these statements.

5. UNAUDITED RESTATEMENTS OF YOUNG & RUBICAM'S FINANCIAL INFORMATION UNDER UK GAAP (CONTINUED)

                  CONSOLIDATED STATEMENTS OF NET ASSETS AS AT
                           30 JUNE 2000 UNDER UK GAAP

                                                                          2000
                                         ----------------------------------------------------------------------
                                                                          UNAUDITED
                                                                          US TO UK
                                                        RECLASSIFICATIONS ADJUSTMENTS
                                          US GAAP        (NOTE 1)         (NOTE 2)              UK GAAP
                                         ------------   ---------------   -----------   -----------------------
                                          US$ MIL         US$ MIL          US$ MIL       US$ MIL      UKL MIL

FIXED ASSETS
Intangible assets......................       371.9            (4.2)(iii)     (73.6)(b)
  Goodwill.............................                                        86.8 (e)     380.9        251.2
Tangible fixed assets..................       189.4             4.2 (iii)        --         193.6        127.7
Investments in associated
  undertakings.........................        35.1              --              --          35.1         23.1
Other investments......................       151.9             9.5 (vii)      45.6 (f)     207.0        136.5
Other assets...........................       197.6          (197.6)(iv)         --            --           --
                                           --------        --------        --------      --------     --------
                                              945.9          (188.1)           58.8         816.6        538.5
                                           --------        --------        --------      --------     --------
CURRENT ASSETS
Stocks & work in progress..............       115.0              --              --         115.0         75.8
Debtors................................     1,130.7            13.8 (v)      (199.9)(g)
                                                              197.6 (iv)                  1,142.2        753.1
Cash at bank & in hand.................       173.3           (13.8)(v)          --         159.5        105.2
                                           --------        --------        --------      --------     --------
                                            1,419.0           197.6          (199.9)      1,416.7        934.1
                                           --------        --------        --------      --------     --------

CREDITORS: amounts falling due within
  one year.............................    (1,665.2)            0.5(vi)         0.8 (h)  (1,663.9)    (1,097.1)
                                           --------        --------        --------      --------     --------

Net current liabilities................      (246.2)          198.1          (199.1)       (247.2)      (163.0)
                                           --------        --------        --------      --------     --------
Total assets less current
  liabilities..........................       699.7            10.0          (140.3)        569.4        375.5
                                           --------        --------        --------      --------     --------
CREDITORS: amounts falling due after
  more than one year...................      (434.3)           10.2 (vi)      (86.8)(e)
                                                                                9.7 (g)
                                                                                           (501.2)      (330.5)

PROVISIONS FOR LIABILITIES AND
  CHARGES..............................          --           (10.7)(vi)         --         (10.7)        (7.1)
                                           --------        --------        --------      --------     --------
NET ASSETS.............................       265.4             9.5          (217.4)         57.5         37.9
                                           --------        --------        --------      --------     --------

  The accompanying notes to the unaudited restatements are an integral part of these statements.

5.  UNAUDITED RESTATEMENTS OF YOUNG & RUBICAM'S FINANCIAL INFORMATION UNDER UK
GAAP
   (CONTINUED)

NOTES TO THE UNAUDITED RESTATEMENTS OF YOUNG & RUBICAM FINANCIAL INFORMATION UNDER UK GAAP

NOTE 1--RECLASSIFICATIONS

Reclassifications have been made to the Y&R historical financial information presented under US GAAP to conform to WPP's presentation and disclosed accounting policies under UK GAAP. None of these reclassifications impact net income or net assets/liabilities except as described in (vii) below.

These reclassifications include the following items:

     (I) EQUITY ACCOUNTING

     In accordance with UK GAAP, the investor's share of operating profit or loss of associated undertakings and joint ventures is shown separately on the face of the profit and loss account and the investor's share of the taxation charge of associated undertakings and joint ventures is included within the taxation charge shown in the profit and loss account. Under US GAAP, net after-tax profits or losses are included in the income statement as a single line item.

     (II) EARLY RETIREMENT OF DEBT

     For 1998, a net-of-tax charge of $4.4 million relating to early retirement of debt has been reclassified with the gross amount of $7.3 million included in net interest payable and similar charges and the corresponding tax benefit of $2.9 million included in taxation on profit on ordinary activities.

     (III) INTANGIBLE FIXED ASSETS

     In 1999, certain intangible fixed assets have been reclassified as tangible fixed assets in accordance with WPP's disclosed accounting policies.

     (IV) DEBTORS

     Deferred income taxes and other noncurrent assets have been reclassified under debtors within current assets to conform with WPP's balance sheet presentation under UK GAAP.

     (V) CASH

     Financial instruments with an initial maturity of up to three months have been reclassified from cash and cash equivalents to other current assets, included within debtors.

     (VI) PENSION LIABILITIES

     Pension liabilities have been reclassified from creditors: amounts falling due within one year and creditors: amounts falling due after more than one year to provisions for liabilities and charges.

     (VII) TREASURY STOCK

     Under US GAAP when a company acquires its own shares (treasury stock) the cost of the shares acquired is shown as a reduction from capital. Under WPP's presentation, such shares are shown within investments included within fixed assets.

     (VIII) EXCEPTIONAL TAX CREDIT ON EXERCISED STOCK OPTIONS

     For UK GAAP presentation purposes within this restatement, the cash benefit for tax purposes relating to stock options exercised has been separately presented as an exceptional tax credit.

5. UNAUDITED RESTATEMENTS OF YOUNG & RUBICAM'S FINANCIAL INFORMATION UNDER UK GAAP (CONTINUED)

NOTES TO THE UNAUDITED RESTATEMENTS OF YOUNG & RUBICAM FINANCIAL INFORMATION UNDER UK GAAP (CONTINUED)

NOTE 2--US TO UK GAAP ADJUSTMENTS

Accounting principles generally accepted in the UK differ in certain material respects from those generally accepted in the US. The differences which are material to restating the historical consolidated financial statements of Y&R to conform to WPP's disclosed accounting policies under UK GAAP are set out below.

(A) TURNOVER (GROSS BILLINGS) AND COST OF SALES

In accordance with the presentation adopted by WPP, turnover (gross billings) comprises the gross amounts billed to clients in respect of commission-based income together with the total of other fees earned. Cost of sales comprises media payments and production costs. Such amounts have not been included in the historical audited financial statements of Y&R and have been extracted from unaudited underlying accounting records for the purposes of this restatement.

(B) GOODWILL

In accordance with U.K. GAAP and FRS 10 "Goodwill and Intangible Assets," goodwill resulting from acquisitions made by Y&R on or after 1 January 1998 has been capitalised as an intangible asset. Under WPP's disclosed accounting policy this goodwill has an indefinite life and as a result no amortisation has been provided. Under UK GAAP, goodwill assumed to have an indefinite life is subject to an annual impairment review in accordance with FRS 11 "Impairment of Fixed Assets and Goodwill."

Goodwill resulting from acquisitions made by Young & Rubicam before 1 January 1998 has been fully written off against equity share owners' funds (which is not shown in the consolidated statements of net assets/liabilities), in accordance with the then preferred treatment adopted by WPP under UK GAAP.

Under US GAAP, goodwill resulting from a business combination accounted for as a purchase is amortised over its estimated useful life, not to exceed 40 years. Additionally, Young & Rubicam's management evaluates the carrying value of Young & Rubicam's tangible and intangible assets each year, or whenever events or circumstances indicate that these assets may be impaired. Intangible assets are determined to be impaired if the future anticipated undiscounted cash flows arising from the use of the intangible assets are less than their carrying value. If an impairment is deemed to have occurred, the asset is written down to its fair value.

(C) INITIAL PUBLIC OFFERING

Under UK GAAP, in accordance with UITF 17 "Employee Share Schemes," the measurement of compensation expense in connection with share awards takes place at the time an award is made. Under US GAAP, in accordance with APB Opinion 25 "Accounting for Stock Issued to Employees," a new and later measurement date of compensation can be triggered by certain events. In 1998, Y&R completed an initial public offering of shares of its common stock. The completion of the offering gave rise to non-recurring, non-cash, pre-tax compensation charges under US GAAP of $234.4 million. The charges principally represent the fair value, on the date of the offering, of restricted stock granted to employees, the vesting of which was accelerated upon completion of the offering, creating a new measurement date under APB 25. Under UK GAAP, in accordance with UITF 17, the measurement value of the compensation charge would be $90.7 million, reflecting the fair value of the shares at the time the initial award of shares was made.

5. UNAUDITED RESTATEMENTS OF YOUNG & RUBICAM'S FINANCIAL INFORMATION UNDER UK GAAP (CONTINUED)

NOTES TO THE UNAUDITED RESTATEMENTS OF YOUNG & RUBICAM FINANCIAL INFORMATION UNDER UK GAAP (CONTINUED)

NOTE 2--US TO UK GAAP ADJUSTMENTS (CONTINUED)
(D) NON-OPERATING EXCEPTIONAL ITEMS

In 1999, in accordance with US GAAP, Young & Rubicam recognised a gain on the sale of certain assets of Brand Dialogue in exchange for a minority ownership interest in Luminant and additional consideration received in the fourth quarter of 1999 as a result of achieving revenue and operating profit performance targets of the Brand Dialogue assets. For the six months to 30 June 2000, Y&R recognised further gains largely relating to (a) additional consideration received in relation to Brand Dialogue and (b) the sale of certain assets and rights known as Y&R Teamspace in exchange for an operating interest in eMotion Inc. Under UK GAAP, these gains would be included in the statement of total recognised gains and losses which has not been separately presented within this restatement.

(E) CONTINGENT CONSIDERATION

In accordance with UK GAAP and WPP's disclosed accounting policy, a reasonable estimate of contingent consideration payable under acquisition contracts has been reflected in cost of assets acquired. Under US GAAP, contingent consideration is not recognised until the outcome of the contingency is determined beyond a reasonable doubt.

(F) MARKETABLE INVESTMENTS

In accordance with UK GAAP and WPP's disclosed accounting policy, marketable investments that represent an interest of less than 20% are stated at cost less provision for diminution in value. Under US GAAP, where such investments are listed investments and are "available for sale," they are marked to market and any resulting unrealised gain or loss is recorded in equity share owners' funds (which is not shown in the consolidated statements of net assets/liabilities).

(G) DEFERRED TAXES

Under UK GAAP, deferred tax assets are accounted for only to the extent that it is considered probable that a liability or asset will crystallise in the foreseeable future. Under US GAAP, deferred taxes are accounted for on all timing differences and a valuation allowance is established in respect of those deferred tax assets where it is more likely than not that some portion will remain unrealised.

(H) PENSION LIABILITY

Under US GAAP Y&R recognised an additional pension liability through shareholders' equity. An adjustment made to eliminate this liability has been made as it is not applicable under UK GAAP.

(I) TREASURY STOCK

Under UK GAAP, if repurchased Treasury stock is used for the purpose of satisfying the Company's obligation upon exercise of stock options issued to employees, the Company should record as an operating cost, the excess of the cost of repurchasing the treasury stock over the proceeds from employees on exercising stock options. Under US GAAP, this difference is recorded as a reduction of shareholders' equity. For the six months ended 30 June 2000, under UK GAAP, this results in a charge of $57.6 million which has been reflected as an operating exceptional item within this restatement. For prior

5. UNAUDITED RESTATEMENTS OF YOUNG & RUBICAM'S FINANCIAL INFORMATION UNDER UK GAAP (CONTINUED)

NOTES TO THE UNAUDITED RESTATEMENTS OF YOUNG & RUBICAM FINANCIAL INFORMATION UNDER UK GAAP (CONTINUED)

NOTE 2--US TO UK GAAP ADJUSTMENTS (CONTINUED) years, the difference between the proceeds on exercise of employee share options and the cost of satisfying these options is not material.

NOTE 3--TRANSLATION OF Y&R CONSOLIDATED FINANCIAL STATEMENTS

Young & Rubicam presents its financial statements in U.S. dollars. Solely for convenience, the results of Young & Rubicam, as adjusted and restated to conform with WPP's disclosed accounting policies under UK GAAP, have been translated into pounds sterling using the approximate average rate for the period for the profit and loss account (30 June 2000: $1.57=L1, 1999: $1.6178=L1, 1998:
$1.6574=L1 and 1997: $1.6381=L1) and the rate in effect on 31 December for the balance sheet date (30 June 2000: $1.5166=L1, 1999: $1.6182=L1, 1998:
$1.6638=L1, 1997: $1.6454=L1).

These translations should not be construed as a representation that the US dollar amounts actually represent, or could be converted into, pounds sterling at the rates indicated.

6.  LETTER FROM PRICEWATERHOUSECOOPERS LLP

The Directors and Proposed Directors
WPP Group plc
27 Farm Street
London W1J 5RJ

Goldman Sachs International
Peterborough Court
133 Fleet Street
London EC4A 2BB

Merrill Lynch International
Ropemaker Place
25 Ropemaker Street
London EC2Y 9LY

25 August 2000

Ladies and Gentlemen

WPP GROUP PLC ("THE COMPANY")

We report on the unaudited restatements, under United Kingdom Generally Accepted Accounting Principles ("UK GAAP") as applied in the financial statements of the Company ("the UK GAAP restatements"), of the Young & Rubicam Inc ("Y&R") consolidated profit and loss accounts for the six months ended 30 June 2000 and for each of the three years ended 31 December 1999 and of its consolidated statements of net assets/liabilities at 30 June 2000 and at 31 December 1999, 1998 and 1997 prepared under US Generally Accepted Accounting Principles ("US GAAP") as applied in the financial statements of Y&R. The UK GAAP restatements are set out in Section 5 of Part III of the Listing Particulars dated
25 August 2000 issued by the Company.

RESPONSIBILITY

It is the responsibility solely of the Directors and Proposed Directors of the Company to prepare the UK GAAP restatements in accordance with paragraph 12.11 of the Listing Rules of the UK Listing Authority ("the Listing Rules"). It is our responsibility to form an opinion, as required by the Listing Rules, on the UK GAAP restatements and to report our opinion to you.

The UK GAAP restatements incorporate significant adjustments to the historical consolidated financial statements of Y&R. The historical consolidated financial statements of Y&R for the six months ended 30 June 2000 and for each of the three years ended 31 December 1999, prepared under US GAAP, are the responsibility of the management of Y&R. We do not accept responsibility for any interim financial statements that were not publicly reported upon by us or for the source documents supporting the adjustments or for any reports previously issued by us on the historical annual consolidated financial statements beyond that owed to those to whom any reports were addressed by us at the dates of their issue.

BASIS OF OPINION

We conducted our work in accordance with the Statements of Investment Circular Reporting Standards issued by the UK Auditing Practices Board. Our work, which was substantially less in scope than an audit, consisted primarily of comparing the reconciliation with source documents, considering the evidence supporting the adjustments, making enquiries of the managements of Y&R and the Company to establish the accounting policies which were applied in the preparation of the UK GAAP restatements and discussing the UK GAAP restatements with the Directors and Proposed Directors of the Company and with the Company's auditors.

OPINION

In our opinion the adjustments made are those appropriate for the purpose of presenting the unaudited restated consolidated profit and loss accounts of Y&R for the six months ended 30 June 2000 and for each of the three years ended
31 December 1999 and the unaudited restated consolidated statements of net assets/liabilities at 30 June 2000 and at 31 December 1999, 1998 and 1997 on the basis consistent in all material respects with the disclosed accounting policies of the Company under UK GAAP and the UK GAAP restatements have been properly compiled on the basis stated.

PricewaterhouseCoopers LLP
New York, New York USA

                                    PART IV

                        PRO FORMA FINANCIAL INFORMATION

1:  PRO FORMA FINANCIAL INFORMATION ON WPP AND Y&R

INTRODUCTION

The following unaudited pro forma consolidated profit and loss accounts and net asset statement (the "pro forma financial information") have been prepared to illustrate the effects on the profit and loss account and net asset position of the enlarged WPP Group as if the Merger had occurred, in the case of the pro forma profit and loss account information, at the beginning of each period presented and at 30 June 2000 in the case of the unaudited pro forma statement of net assets.

The enlarged WPP Group will account for the Merger using the acquisition method of accounting under UK GAAP in accordance with Financial Reporting Standard 6 "Acquisitions and Mergers". The unaudited pro forma financial information has been prepared on this basis (see note 1 to the pro forma financial information below).

The pro forma profit and loss account for the six months ended 30 June 2000 combines the unaudited historical profit and loss accounts of WPP and Y&R for the six months then ended. The pro forma statement of net assets combines the historical unaudited net assets of WPP and Y&R as at 30 June 2000.

The pro forma profit and loss account for the year ended 31 December 1999 combines the historical profit and loss accounts of WPP and Y&R for the year ended 31 December 1999.

The financial information for WPP for the six months ended 30 June 2000 has been extracted without material adjustment from the unaudited interim results set out in Section 4 of Part II of this document. The financial information for Y&R for the six months ended 30 June 2000 has been extracted without material adjustment from the unaudited restatement under UK GAAP as set out in Section 5 of
Part III of this document.

The financial information for WPP for the year ended 31 December 1999 has been extracted without material adjustment from the audited historical results set out in Section 3 of Part II of this document. The financial information for Y&R for the year ended 31 December 1999 has been extracted without material adjustment from the unaudited restatement under UK GAAP as set out in Section 5 of Part III of this document.

No adjustments have been made to take account of any transactions other than as described in this section. In particular no account has been taken of any potential cost savings or other synergies that could result from the Merger.

No adjustments have been made to take account of trading results or changes in financial position of WPP or Y&R after 30 June 2000 for the pro forma financial information prepared to 30 June 2000 or of trading results or changes in financial position of WPP or Y&R after 31 December 1999 for the unaudited pro forma financial information prepared to 31 December 1999.

In respect of the pro forma profit and loss accounts the unaudited pro forma adjustments made are expected to have a continuing impact on the enlarged WPP Group.

THE UNAUDITED PRO FORMA FINANCIAL INFORMATION HAS BEEN PREPARED FOR ILLUSTRATIVE PURPOSES ONLY. BECAUSE OF ITS NATURE, IT MAY NOT GIVE A TRUE PICTURE OF WPP'S RESULTS OR FINANCIAL POSITION, NOR OF THE PROFITS OR NET ASSETS WHICH WOULD HAVE BEEN REPORTED IF THE MERGER HAD OCCURRED ON THE DATES ASSUMED.

UNAUDITED PRO FORMA CONSOLIDATED PROFIT AND LOSS ACCOUNT

                                                                      ADJUSTMENT
                                                            WPP           Y&R        PRO FORMA
                                                        -----------   -----------   -----------
SIX MONTHS ENDED 30 JUNE 2000                                L             L             L
-----------------------------                           -----------   -----------   -----------
                                                        (IN MILLIONS, EXCEPT PER SHARE AMOUNTS)
TURNOVER (GROSS BILLINGS).............................    5,655.9       2,703.4        8,359.3
Cost of Sales.........................................   (4,446.8)     (2,102.6)      (6,549.4)
                                                         --------      --------      ---------
REVENUE...............................................    1,209.1         600.8        1,809.9
Direct Costs..........................................     (138.0)           --         (138.0)
                                                         --------      --------      ---------
GROSS PROFIT..........................................    1,071.1         600.8        1,671.9
Operating costs.......................................     (924.6)       (524.1)      (1,448.7)
OPERATING PROFIT BEFORE EXCEPTIONAL CHARGE............      146.5          76.7          223.2
Exceptional operating charge..........................         --         (36.7)         (36.7)
                                                         --------      --------      ---------
OPERATING PROFIT......................................      146.5          40.0          186.5
Income from associates................................       14.2           2.4           16.6
                                                         --------      --------      ---------
PROFIT ON ORDINARY ACTIVITIES BEFORE INTEREST AND
 TAXATION.............................................      160.7          42.4          203.1
PROFIT ON ORDINARY ACTIVITIES BEFORE INTEREST, TAX AND
 EXCEPTIONAL CHARGE...................................      160.7          79.1          239.8
Net interest payable and similar charges..............      (23.0)         (5.2)         (28.2)
                                                         --------      --------      ---------
PROFIT ON ORDINARY ACTIVITIES BEFORE TAXATION.........      137.7          37.2          174.9
Tax on profit on ordinary activities before
 exceptional item.....................................      (41.3)        (28.9)         (70.2)
Exceptional tax credit arising on exercised stock
 options..............................................         --          18.1           18.1
                                                         --------      --------      ---------
PROFIT ON ORDINARY ACTIVITIES AFTER TAXATION..........       96.4          26.4          122.8
Minority interests....................................       (3.3)         (0.9)          (4.2)
                                                         --------      --------      ---------
PROFIT ATTRIBUTABLE TO ORDINARY SHARE OWNERS..........       93.1          25.5          118.6
                                                         ========      ========      =========

EARNINGS PER SHARE
Basic earnings per ordinary share.....................       12.3p         35.1p          11.2p
Diluted earnings before exceptional items per ordinary
 share................................................       12.0p         52.8p          12.2p
Diluted earnings per ordinary share...................       12.0p         31.2p          10.6p

EARNINGS PER ADS
Basic earnings per ADS................................       61.5p          n/a           56.0p
Diluted earnings before exceptional items per ADS.....       60.0p          n/a           61.0p
Diluted earnings per ADS..............................       60.0p          n/a           53.0p

The notes to the unaudited pro forma financial information are an integral part of this statement.

UNAUDITED PRO FORMA CONSOLIDATED PROFIT AND LOSS ACCOUNT

                                                                      ADJUSTMENT
                                                            WPP           Y&R        PRO FORMA
                                                        -----------   -----------   -----------
YEAR ENDED 31 DECEMBER 1999                                  L             L             L
---------------------------                             -----------   -----------   -----------
                                                        (IN MILLIONS, EXCEPT PER SHARE AMOUNTS)
TURNOVER (GROSS BILLINGS).............................    9,345.9       5,273.1       14,619.0
Cost of Sales.........................................   (7,173.3)     (4,211.7)     (11,385.0)
                                                         --------      --------      ---------
REVENUE...............................................    2,172.6       1,061.4        3,234.0
Direct Costs..........................................     (317.3)           --         (317.3)
                                                         --------      --------      ---------
GROSS PROFIT..........................................    1,855.3       1,061.4        2,916.7
Operating Costs.......................................   (1,591.8)       (923.4)      (2,515.2)
                                                         --------      --------      ---------
OPERATING PROFIT......................................      263.5         138.0          401.5
Income from Associates................................       27.3           6.6           33.9
                                                         --------      --------      ---------
PROFIT ON ORDINARY ACTIVITIES BEFORE INTEREST AND
 TAXATION.............................................      290.8         144.6          435.4
Net interest payable and similar charges..............      (35.4)         (9.2)         (44.6)
                                                         --------      --------      ---------
PROFIT ON ORDINARY ACTIVITIES BEFORE TAXATION.........      255.4         135.4          390.8
Tax on profit on ordinary activities before
 exceptional item.....................................      (76.6)        (50.6)        (127.2)
Exceptional tax credit arising on exercised stock
 options..............................................         --          26.2           26.2
TAX ON PROFIT ON ORDINARY ACTIVITIES..................      (76.6)        (24.4)        (101.0)
                                                         --------      --------      ---------
PROFIT ON ORDINARY ACTIVITIES AFTER TAXATION..........      178.8         111.0          289.8
Minority interests....................................       (6.0)         (2.7)          (8.7)
                                                         --------      --------      ---------
PROFIT ATTRIBUTABLE TO ORDINARY SHARE OWNERS..........      172.8         108.3          281.1
                                                         ========      ========      =========

EARNINGS PER SHARE
Basic earnings per ordinary share.....................      22.9p         157.6p         27.0p
Diluted earnings before exceptional tax credit per
 ordinary share.......................................      22.5p          99.0p         22.9p
Diluted earnings per ordinary share...................      22.5p         130.6p         25.2p

EARNINGS PER ADS
Basic earnings per ADS................................     114.5p           n/a         135.0p
Diluted earnings before exceptional tax credit per
 ADS..................................................     112.5p           n/a         114.5p
Diluted earnings per ADS..............................     112.5p           n/a         126.0p

The notes to the unaudited pro forma financial information are an integral part of this statement.

UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF NET ASSETS AT 30 JUNE 2000

                                                              ADJUSTMENT    PRO FORMA
                                                     WPP         Y&R       ADJUSTMENTS   PRO FORMA
                                                   --------   ----------   -----------   ---------
                                                      L           L             L            L
                                                   --------   ----------   -----------   ---------
                                                                    (IN MILLIONS)
FIXED ASSETS
Intangible assets
  Corporate brands...............................     350.0          --           --        350.0
  Goodwill--existing.............................     511.0       251.2       (251.2)       511.0
  Goodwill--resulting from the transaction.......        --          --      3,964.3      3,964.3
Tangible assets..................................     211.1       127.7         30.9        369.7
Investments......................................     448.9       159.6        (36.2)       572.3
                                                   --------    --------     --------     --------
                                                    1,521.0       538.5      3,707.8      5,767.3

CURRENT ASSETS
Stocks and work in progress......................     198.1        75.8           --        273.9
Debtors..........................................   1,336.3       753.1           --      2,089.4
Debtors within working capital facility:
  Gross debts....................................     396.3          --           --        396.3
  Non-returnable proceeds........................    (228.1)         --           --       (228.1)
                                                   --------    --------     --------     --------
                                                      168.2          --           --        168.2
Cash at bank and in hand.........................     395.9       105.2        218.1        719.2
                                                   --------    --------     --------     --------
                                                    2,098.5       934.1        218.1      3,250.7

Creditors: amounts falling due within one year...  (2,404.2)   (1,097.1)       (92.7)    (3,594.0)
Net current (liabilities)/assets.................    (305.7)     (163.0)       125.4       (343.3)

Total assets less current liabilities............   1,215.3       375.5      3,833.2      5,424.0

Creditors: amounts falling due after more than
  one year.......................................    (754.9)     (330.5)          --     (1,085.4)
Provisions for liabilities and charges...........     (75.7)       (7.1)          --        (82.8)
                                                   --------    --------     --------     --------
Net assets.......................................     384.7        37.9      3,833.2      4,255.8
                                                   ========    ========     ========     ========

The notes to the unaudited pro forma financial information are an integral part of this statement.

Notes to the unaudited pro forma financial information

1. UNAUDITED PRO FORMA ACQUISITION ADJUSTMENTS

UNAUDITED PRO FORMA PROFIT AND LOSS ACCOUNT

Other than the incorporation of the Y&R results (as restated under UK GAAP), there are no pro forma adjustments required to arrive at the unaudited pro forma profit and loss acount for the enlarged group.

UNAUDITED PRO FORMA NET ASSET STATEMENT

The Unaudited Pro Forma Financial Information records the merger as being accounted for as an acquisition with the excess of the fair value of the consideration over the fair value of net assets acquired being allocated to goodwill.

The Unaudited Pro Forma Financial Information assumes that WPP will issue 4.175 WPP Ordinary Shares, equivalent to 0.835 of a WPP ADS, in exchange for each Y&R Common Share. The total purchase price assumed is based upon the WPP closing middle market quotation on 30 June 2000 of L9.65 and 73.2 million Y&R Common Shares and 23.6 million Y&R Stock Options multiplied by the exchange ratio of
4.175. This also assumes that 404 million new WPP Ordinary Shares will have been issued in connection with the Merger. In calculating the number of new WPP Ordinary Shares to be issued, no account has been taken of (i) any Y&R Common Shares issued since 30 June 2000; (ii) any Y&R Stock Options granted since
30 June 2000; (iii) any WPP Ordinary Shares to be issued in respect of the Y&R Convertible Notes or (iv) any new WPP Ordinary Shares that will have to be issued as consideration for certain previous acquisitions by Y&R.

Estimated professional fees of L55.6 million (primarily legal, investment bankers' and accountants' fees) and stamp duty of L37.1 million related to the acquisition are assumed to be accounted for as acquisition costs and share issue costs, respectively. These transaction costs of L92.7 million are expected to be paid on completion and as a result have been accrued in the pro forma net assets statement (creditors: amounts falling due within one year).

A preliminary allocation of the purchase price has been performed for purposes of the Unaudited Pro Forma Financial Information based on initial appraisal estimates and other valuation studies which are in process and which WPP believes are reasonable. The final allocation is subject to completion of these studies, which is expected to be within the next twelve months. It is expected that as a result of these studies further adjustments may be required in particular in relation to taxation and other balance sheet accounts. A summary is shown below:

                                                              30 JUNE 2000
                                                                    L
                                                              -------------
                                                              (IN MILLIONS)
Share consideration (L40.4 million share capital; L3,821.0
  million share premium)....................................     3,898.5
Professional fees...........................................        55.6
Total purchase consideration................................     3,954.1
Less: Fair value of net liabilities acquired (see below)....       228.3
Proceeds on exercise of Y&R options (a).....................      (218.1)
                                                                 -------
Goodwill....................................................     3,964.3
                                                                 -------

Goodwill arising on the transaction has been assumed to have an indefinite useful economic life and has therefore not been amortised. Goodwill assumed to have an indefinite life is subject to an annual impairment review conducted in accordance with FRS 11 "Impairment of Fixed Assets and Goodwill."

Explanation of goodwill adjustments:

     (a) Proceeds from the assumed exercise of 21,459,668 Y&R options outstanding at 30 June 2000 which are or become exercisable as a result of the Merger.

Fair value adjustments relate to intangible fixed assets, tangible fixed assets, fixed asset investments and the proceeds from the exercise of Y&R stock options.

                                                              30 JUNE 2000
                                                                    L
                                                              -------------
                                                              (IN MILLIONS)
Book value of net assets in accordance with UK GAAP.........       37.9

Fair value adjustments:

Elimination of existing goodwill (a)........................     (251.2)
Revaluation of 285 Madison Avenue (b).......................       30.9
Revaluation of listed investments (c).......................      (30.0)
Elimination of Treasury Stock (d)...........................       (6.2)
Minority interest...........................................       (9.7)
                                                                 ------
Fair value of net liabilities acquired......................     (228.3)
                                                                 ------

Explanation of fair value adjustments:

     (a) Eliminates the existing Y&R goodwill which will be assumed in the WPP goodwill arising as a result of the Merger.

     (b) Revalues the freehold office owned by Y&R at 285 Madison Avenue to the estimated fair market value.

     (c) Revalues the listed investments held by Y&R to their fair market value based upon the market price at 30 June 2000.

     (d) Eliminates treasury stock held as an asset in the balance sheet which will be cancelled on completion under the terms of the Merger Agreement.

2. EARNINGS PER SHARE

Unaudited pro forma earnings per share is calculated based on the weighted average number of shares outstanding during the period, adjusted as if the merger had taken place at the beginning of the period.

The weighted average number of shares is calculated using the average weighted number of WPP shares during the respective periods aggregated with the weighted average number of Y&R shares during the respective periods, multiplied by 4.175, the number of WPP ordinary shares underlying the exchange ratio.

Diluted earnings per share takes into account the exercise of WPP employee share options where these are expected to be dilutive, aggregated with the number of Y&R options expected to be dilutive, multiplied by 4.175, the number of WPP ordinary shares underlying the exchange ratio. The number of shares used in the 30 June 2000 calculation of pro forma number of shares also includes the dilutive impact of the Y&R 3% convertible notes.

                                                       BASIC NUMBER OF SHARES (MILLION)
                                     ---------------------------------------------------------------------
                                       SIX MONTHS ENDED 30 JUNE 2000        YEAR ENDED 31 DECEMBER 1999
                                     ---------------------------------   ---------------------------------
                                                ADJUSTMENT                          ADJUSTMENT
                                       WPP         Y&R       PRO FORMA     WPP         Y&R       PRO FORMA
                                     --------   ----------   ---------   --------   ----------   ---------
Weighted average...................   757.5        72.6           n/a     753.3        68.7           n/a
Multiplication Factor..............     n/a       4.175           n/a       n/a       4.175           n/a
Weighted average, new WPP shares...   757.5       303.1       1,060.6     753.3       286.8       1,040.1

Unaudited pro forma basic earnings per share have been calculated using unaudited pro forma earnings of L118.6 million for the six months ended 30 June 2000 and unaudited pro forma earnings of L281.1 million for the year ended
31 December 1999.

                                                             DILUTED NUMBER OF SHARES (MILLION)
                                            ---------------------------------------------------------------------
                                                    SIX MONTHS ENDED                       YEAR ENDED
                                                      30 JUNE 2000                      31 DECEMBER 1999
                                            ---------------------------------   ---------------------------------
                                                       ADJUSTMENT                          ADJUSTMENT
                                              WPP         Y&R       PRO FORMA     WPP         Y&R       PRO FORMA
                                            --------   ----------   ---------   --------   ----------   ---------
Weighted average..........................   775.2        86.4           n/a     768.7        82.9           n/a
Multiplication factor.....................     n/a       4.175           n/a       n/a       4.175           n/a
Weighted average, new WPP shares..........   775.2       360.7       1,135.9     768.7       346.1       1,114.8

Unaudited pro forma diluted earnings per share have been calculated using unaudited pro forma earnings of L120.1 million for the six months ended 30 June 2000 (which includes L1.5 million in respect of the elimination of interest arising on the Y&R convertible loan stock in 2000) and unaudited pro forma earnings of L281.1 million for the year ended 31 December 1999.

Unaudited pro forma diluted earnings before exceptional items per ordinary share have been calculated using earnings of L138.7 million for the six months ended 30 June 2000 and L254.9 million for the year ended 31 December 1999 which reflect the removal of the Y&R exceptional operating charge in respect of Treasury Stock (for the six months ended 30 June 2000 only) and the Y&R exceptional tax credits arising on the exercise of stock options.

Basic and diluted earnings per ADS have been calculated as detailed above, multiplied by a factor of 5.

3. SEGMENTAL INFORMATION

The tables below present unaudited pro forma segment information, including Y&R segments presented to conform with the segments as reported by WPP and with UK GAAP.

Contribution by Operating Sector:

                                                                      YEAR ENDED 31 DECEMBER 1999
                                        ---------------------------------------------------------------------------------------
                                                         REVENUE                                      PBIT(1)
                                        ------------------------------------------   ------------------------------------------
                                                        ADJUSTMENT                                   ADJUSTMENT
                                            WPP            Y&R         PRO FORMA         WPP            Y&R         PRO FORMA
                                        ------------   ------------   ------------   ------------   ------------   ------------
                                                                              L MILLIONS
Advertising & media investment
  management..........................       1,013.1         512.5        1,525.6           155.9          84.6           240.5
Information & consultancy.............         419.7            --          419.7            42.1            --            42.1
Public relations & public affairs.....         178.9         195.7          374.6            23.9          18.1            42.0
Branding & identity, healthcare and
  specialist communications...........         560.9         353.2          914.1            68.9          41.9           110.8
                                        ------------   ------------   ------------   ------------   ------------   ------------
                                             2,172.6       1,061.4        3,234.0           290.8         144.6           435.4
                                        ============   ============   ============   ============   ============   ============

Contribution by Geographical Area:

                                                                      YEAR ENDED 31 DECEMBER 1999
                                        ---------------------------------------------------------------------------------------
                                                         REVENUE                                      PBIT(1)
                                        ------------------------------------------   ------------------------------------------
                                                        ADJUSTMENT                                   ADJUSTMENT
                                            WPP            Y&R         PRO FORMA         WPP            Y&R         PRO FORMA
                                        ------------   ------------   ------------   ------------   ------------   ------------
                                                                              L MILLIONS
North America.........................         954.0         579.6        1,533.6           141.7          81.4           223.1
United Kingdom........................         434.7          94.8          529.5            51.5           6.8            58.3
Continental Europe....................         426.2         265.1          691.3            55.8          37.2            93.0
Asia Pacific, Latin America, Africa &
  Middle East.........................         357.7         121.9          479.6            41.8          19.2            61.0
                                        ------------   ------------   ------------   ------------   ------------   ------------
                                             2,172.6       1,061.4        3,234.0           290.8         144.6           435.4
                                        ============   ============   ============   ============   ============   ============

------------------

NOTE:

(1) "PBIT" = profit on ordinary activities before interest, taxation and exceptional items.

Contribution by Operating Sector

                                                                  SIX MONTHS ENDED 30 JUNE 2000
                                         -------------------------------------------------------------------------------
                                                         REVENUE                                  PBIT(1)
                                         ----------------------------------------   ------------------------------------
                                                        ADJUSTMENT                               ADJUSTMENT
                                             WPP           Y&R        PRO FORMA        WPP          Y&R       PRO FORMA
                                         ------------   ----------   ------------   ----------   ----------   ----------
                                                                           L MILLIONS
Advertising & media investment
  management...........................         556.6       274.3          830.9          84.5        43.7         128.2
Information & consultancy..............         239.5          --          239.5          22.5          --          22.5
Public relations & public affairs......         121.7       125.4          247.1          18.7        17.4          36.1
Branding & identity, healthcare and
  specialist communications............         291.3       201.1          492.4          35.0        18.0          53.0
                                         ------------   ----------   ------------   ----------   ---------    ----------
                                              1,209.1       600.8        1,809.9         160.7        79.1         239.8
                                         ============   ==========   ============   ==========   =========    ==========

Contribution by Geographical Area

                                                                  SIX MONTHS ENDED 30 JUNE 2000
                                         -------------------------------------------------------------------------------
                                                         REVENUE                                  PBIT(1)
                                         ----------------------------------------   ------------------------------------
                                                        ADJUSTMENT                               ADJUSTMENT
                                             WPP           Y&R        PRO FORMA        WPP          Y&R       PRO FORMA
                                         ------------   ----------   ------------   ----------   ----------   ----------
                                                                           L MILLIONS
North America..........................         553.6       331.2          884.8          88.1        55.6         143.7
UK.....................................         234.9        55.1          290.0          28.1        -0.2          27.9
Continental Europe.....................         218.7       134.9          353.6          28.1        16.7          44.8
Asia Pacific, Latin America, Africa &
  Middle East..........................         201.9        79.6          281.5          16.4         7.0          23.4
                                         ------------   ----------   ------------   ----------   ---------    ----------
                                              1,209.1       600.8        1,809.9         160.7        79.1         239.8
                                         ============   ==========   ============   ==========   =========    ==========

------------------

NOTE:

(1) "PBIT" = profit on ordinary activities before interest, taxation and exceptional items.

2: LETTER FROM ARTHUR ANDERSEN

                                                                          [LOGO]

                                                 ARTHUR ANDERSEN
                                              1 Surrey Street
                                              London
                                              WC2R 2PS

25 August 2000

The Directors and Proposed Directors
WPP Group plc
27 Farm Street
London
W1J 5RJ
Goldman Sachs International
Peterborough Court
133 Fleet Street
London
EC4A 2BB
Merrill Lynch International
Ropemaker Place
25 Ropemaker Street
London
EC2Y 9LY

Dear Sirs

We report on the pro forma financial information ("the pro forma financial information") set out in Section 1 of Part IV of the Listing Particulars dated 25 August 2000 issued by WPP Group plc, which has been prepared, for illustrative purposes only, to provide information about how the proposed merger of WPP Group plc with Young & Rubicam Inc. might have affected the financial information presented.

RESPONSIBILITIES

It is the responsibility solely of the Directors and Proposed Directors of WPP Group plc to prepare the pro forma financial information in accordance with paragraph 12.29 of the Listing Rules of the UK Listing Authority ("the Listing Rules").

It is our responsibility to form an opinion, as required by the Listing Rules, on the pro forma financial information and to report our opinion to you. We do not accept any responsibility for any reports previously given by us on any financial information used in the compilation of the pro forma financial information beyond that owed to those to whom those reports were addressed by us at the dates of their issue.

  Offices in: London         Authorised by the          A list of partners is
  Birmingham                 Institute of               available at
  Bristol Cambridge Croydon  Chartered Accountants in   1 Surrey Street
  Edinburgh Glasgow Leeds    England                    London WC2R 2PS
  Manchester Newcastle       and Wales to carry on      (principal place of
  Nottingham                 investment                 business)
  Reading St Albans St       business
  Helier

                                             [LOGO]

BASIS OF OPINION

We conducted our work in accordance with the Statements of Investment Circular Reporting Standards and Bulletin 1998/8 "Reporting on pro forma financial information pursuant to the Listing Rules" issued by the Auditing Practices Board. Our work, which involved no independent examination of any of the underlying financial information, consisted primarily of comparing the unadjusted financial information with the source documents, considering the evidence supporting the adjustments and discussing the pro forma financial information with the Directors and Proposed Directors of WPP Group plc.

Our work has not been carried out in accordance with auditing standards generally accepted in the United States of America and accordingly should not be relied upon as if it had been carried out in accordance with those standards.

OPINION

In our opinion:

1. the pro forma financial information has been properly compiled on the basis stated;

2.    such basis is consistent with the accounting policies of WPP Group plc;
     and

3. the adjustments are appropriate for the purposes of the pro forma financial information as disclosed pursuant to paragraph 12.29 of the Listing Rules.

Yours faithfully
ARTHUR ANDERSEN

                                     PART V

                   TERMS OF THE MERGER AND REGULATORY MATTERS

SECTION A:  SUMMARY OF THE TERMS OF THE MERGER

1.    TERMS

1.1 The Merger will be effected by a statutory merger under Delaware general corporate law whereby York II Merger Corp (a Delaware corporation and an indirect wholly-owned subsidiary of WPP), will be merged with and into Y&R and Y&R, as the surviving entity, will become an indirect wholly-owned subsidiary of WPP in accordance with the terms of the Merger Agreement.

1.2   The Merger will become effective and be completed when Y&R and York
     II Merger Corp file a certificate of merger with the Secretary of State of the State of Delaware or at a later time, if so specified in the certificate of merger. It is expected that the Merger will become effective on the same day as the closing of the Merger, which will take place either as soon as practicable after the conditions described in the Merger Agreement have been satisfied or waived or on another date agreed upon by WPP and Y&R.

1.3   At the time the Merger becomes effective:

     (i) each Y&R Common Share will be cancelled and converted into a right to receive 0.835 of a WPP ADS (each holder of Y&R Common Shares may elect to receive WPP Ordinary Shares instead of all or a portion of the WPP ADSs the holder is otherwise entitled to receive); and

     (ii) each outstanding Y&R Stock Option will be converted into an option to purchase WPP ADSs or WPP Ordinary Shares as described in paragraph
           1.5 of this Section A.

     If, before the completion of the Merger, a stock split, a share combination, stock dividend, recapitalisation or redenomination of share capital or other similar transaction causes a change to the number of outstanding Y&R Common Shares or WPP Ordinary Shares, or the number of WPP Ordinary Shares represented by a WPP ADS changes, the number of WPP ADSs or WPP Ordinary Shares, as the case may be, into which a Y&R Common Share will be converted under the terms of the Merger, will be appropriately adjusted.

1.4 Each WPP ADS represents five WPP Ordinary Shares and Y&R Share Owners will receive 0.835 of a WPP ADS in exchange for each Y&R Common Share they own at the Effective Date. Y&R Share Owners will have the right to elect to receive WPP Ordinary Shares instead of all or a proportion of the WPP ADSs they are otherwise entitled to receive. Y&R Share Owners who would otherwise have been entitled to receive a fraction of a WPP ADS or WPP Ordinary Share will receive, in lieu thereof, a payment in cash (without interest) equal to their proportionate interest in the net proceeds from the sale of the WPP Ordinary Shares representing the aggregate of such fractional entitlements which such Y&R Share Owners would be entitled to receive pursuant to the terms of the Merger.

1.5 Upon the Merger becoming effective, all Y&R Stock Options held by a person whose primary place of residence or employment with Y&R is in Europe will be converted into options to acquire WPP Ordinary Shares. All other options will be converted into options to acquire WPP ADSs.

     Each Y&R Stock Option will remain subject to the terms of the Y&R stock option plan under which it was issued, except that after the Merger becomes effective, Y&R Stock Options that are converted into options to acquire WPP Ordinary Shares will be exercisable for 4.175 WPP Ordinary Shares for each Y&R Common Share subject to that option before the Merger and all other options will be exercisable for 0.835 of a WPP ADS for each Y&R Common Share subject to that option before the Merger.

     The exercise price per WPP Ordinary Share or WPP ADS, as applicable, for each of these options will be the exercise price per Y&R Common Share applicable to that option before completion of the Merger divided by 4.175, if the option is exercisable for WPP Ordinary Shares, or 0.835, if the option is exercisable for WPP ADSs.

     Notwithstanding the foregoing, the number of WPP Ordinary Shares or WPP ADSs, as applicable, and the exercise price per WPP Ordinary Share or WPP ADS applicable to any Y&R Stock Option intended to be an "incentive stock option," as defined in section 422 of the US Code, will be adjusted as required by that section of the US Code.

1.6 Y&R Share Owners who receive WPP ADSs (or WPP Ordinary Shares) will be entitled to receive all dividends and distributions payable on the WPP Ordinary Shares represented by such WPP ADSs (or those WPP Ordinary Shares) except for the interim dividend payable in respect of the year ending
     31 December 2000 and any other dividend the record date of which falls prior to the Effective Date.

1.7 Under the terms of the Merger, the Y&R Convertible Notes will become convertible into 0.835 of a WPP ADS for each Y&R Common Share into which the Y&R Convertible Notes are convertible prior to completion of the Merger.

2.    SHARE OWNER APPROVALS AND OTHER CONDITIONS

2.1 WPP and Y&R will not implement the Merger pursuant to the Merger Agreement unless certain conditions are satisfied or waived. These include:

     (a) the Merger being duly approved by holders of a majority of the outstanding Y&R Common Shares;

     (b) the resolutions to approve the Merger, increase WPP's ordinary share capital, grant the WPP Board authority to allot shares and to appoint the Proposed Directors being duly passed by WPP Share Owners at the EGM;

     (c) the UK Listing Authority having agreed to admit to the Official List, and the London Stock Exchange having agreed to admit to trading on its market for listed securities, the Consideration Shares and Admission having become effective;

     (d) the waiting period (and any extension thereof) applicable to the Merger under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, having expired or been terminated;

     (e) the Registration Statement on Form F-4 of WPP (the "F-4 Registration Statement") having become effective under the US Securities Act of 1933, as amended, no stop order suspending the effectiveness of the F-4 Registration Statement being in effect, no stop order proceedings having been threatened or initiated by the SEC and not concluded or withdrawn and all US State securities approvals required to consummate the Merger having been received;

     (f) WPP or Y&R having received in respect of the Merger and any matters arising therefrom:

             (i) confirmation by way of decision from the European Commission under Council Regulation EEC 4064/89 (as amended) (the "Merger Regulation"), in accordance with Article 6(1)(b), 8(2) or 10(6), and/or from any national authority within the European Community to whom the Merger (or any part of it) is referred pursuant to Article 9(3) of the Merger Regulation, that the Merger and any matters arising therefrom are compatible with the common market insofar as the Merger constitutes a concentration with a Community dimension within the scope of the Merger Regulation and insofar as the Merger (or any part of it) is referred to any national competent authority, that the Merger is granted clearance by that national competent authority;

            (ii) necessary approvals under competition regulations of
                 jurisdictions outside the United States and the European Union; and

            (iii) all other consents, approvals, declarations and authorisations of other governmental entities, which if not obtained before completion of the Merger would have a Material Adverse Effect on WPP or Y&R on an individual basis or make the Merger illegal.

     (g) any approvals, confirmations, declarations, decisions and/or consents required for the purpose of the conditions specified in paragraphs
           (c) to (f) above containing no terms, conditions or restrictions relating or applying to, or requiring changes in, or limitations on, the operation of any asset or business of WPP or Y&R or any of their respective subsidiaries and which term, condition or restriction individually or in the aggregate would reasonably be expected to have a Material Adverse Effect on WPP and Y&R taken together after giving effect to the Merger; and

     (h) there not being any law, judgment or order (whether temporary, preliminary or permanent) enacted by a governmental entity which restrains, enjoins or otherwise prohibits the completion of the Merger or that would materially frustrate the express intent and purposes of the Merger Agreement and no governmental entity having instituted any proceedings that would have a Material Adverse Effect on WPP and Y&R taken together after completion of the Merger.

2.2 The obligation of WPP to complete the Merger is subject to the satisfaction, or waiver by WPP, prior to the Effective Date, of the following additional conditions:

     (a) each of the representations and warranties of Y&R contained in the Merger Agreement being true and correct in all material respects when the Merger Agreement was entered into and as at the Effective Date as if such representations and warranties were repeated as at such date (except, in each case, to the extent any such representation or warranty expressly speaks as of an earlier date only), provided that this condition insofar as it relates to representations and warranties (other than the representation and warranty in respect of the authorised and issued share capital of Y&R) will be deemed satisfied so long as any failures of such representations and warranties to be true and correct, taken together (but disregarding any materiality qualification in the representations and warranties), would not reasonably be expected to have a Material Adverse Effect on Y&R measured prior to the Merger, and WPP having received a certificate signed by an executive officer of Y&R to such effect;

     (b) Y&R having performed all material obligations required to be performed by it under the Merger Agreement at or prior to the Effective Date and WPP having received a certificate signed by an executive officer of Y&R to such effect;

     (c) WPP having received an opinion from its US counsel, Fried, Frank, Harris, Shriver & Jacobson, substantially to the effect that, on the basis of the facts, representations and assumptions set forth in that opinion:

             (i) the Merger will be treated for US federal income tax purposes as a reorganisation within the meaning of section 368 of the US Code;

            (ii) WPP shall be treated as a corporation under section 367(a) of the US Code with respect to each transfer of property pursuant to the Merger;

            (iii) no gain or loss will be recognised by Y&R Share Owners who exchange Y&R Common Shares solely for WPP Ordinary Shares or WPP ADSs pursuant to the Merger, except with respect to cash received instead of fractional entitlement to those shares; and

            (iv) each of WPP, Y&R, York Merger Corp and York II Merger Corp will be a party to the reorganisation within the meaning of section 368 of the US Code.

2.3 The obligations of Y&R to complete the Merger are subject to the satisfaction, or waiver by Y&R, prior to the Effective Date of conditions substantially similar MUTATIS MUTANDIS to the conditions described in paragraph 2.2 (a) and (b). In addition, the obligations of Y&R to complete the Merger are subject to the following additional conditions:

     (a) Y&R having received an opinion from its US counsel, Wachtell, Lipton, Rosen & Katz, substantially to the effect that, on the basis of the facts, representations and assumptions set forth in that opinion:

             (i) the Merger will be treated for US federal income tax purposes as a reorganisation within the meaning of section 368 of the US Code;

            (ii) WPP shall be treated as a corporation under section 367(a) of the US Code with respect to each transfer of property pursuant to the Merger;

            (iii) no gain or loss will be recognised by Y&R Share Owners who exchange Y&R Common Shares solely for WPP Ordinary Shares or WPP ADSs pursuant to the Merger, except with respect to cash received instead of fractional entitlements to those shares; and

            (iv) each of WPP, Y&R, York Merger Corp and York II Merger Corp will be a party to the reorganisation within the meaning of section 368 of the US Code; and

     (b) the resolutions numbered 2 to 5 in the notice convening the EGM, relating to the election to the Board of WPP of those directors designated by Y&R, having been approved by WPP Share Owners at the EGM.

     A description of certain of the regulatory consents referred to above is set out in Section C of this Part V.

3.    CERTAIN REPRESENTATIONS AND WARRANTIES

      The Merger Agreement contains certain customary representations and warranties by Y&R and WPP regarding, among other things, due organisation, good standing and qualification; capital structure; corporate authority to enter into the contemplated transactions and lack of conflicts with corporate governance documents, contracts, laws and governmental filings; SEC reports and financial statements; litigation and liabilities; absence of certain changes or events; brokers and finders; employee benefit plans; labour and employment matters; licences; intellectual property; continuity of business; compliance with laws; non-competition provisions in certain contracts; joint ventures and tax matters. Y&R has also represented that it has taken or will take all actions appropriate and necessary to ensure that provisions of the Delaware general corporation law limiting business combinations will not apply to the Merger Agreement, the Merger and any other transaction contemplated by the Merger Agreement.

4.    DIRECTORS, MANAGEMENT AND EMPLOYEES OF WPP FOLLOWING THE MERGER

4.1   BOARD OF DIRECTORS OF WPP

     (a) Following completion of the Merger, the Board of WPP is to consist of sixteen Directors, twelve of whom will be designated by WPP (eight of whom will be non-executive Directors) and four of whom will be designated by Y&R (three of whom will be non-executive Directors). WPP has agreed to procure the resignation of two current Directors of WPP who are not to continue as Directors. In addition, prior to 30 June 2001, Y&R will be entitled to appoint a further non-executive Director to the board of WPP, who is neither a US resident nor a US citizen.

     (b) Pursuant to the Merger Agreement, certain senior employees of Y&R have or are to enter into employment agreements, which are effective from the Effective Date, and no-sale agreements. The employment agreements will supercede the senior employees' existing contracts of employment, if any, and their rights under Y&R's change of control severance plan.

     Further details of the no-sale agreements are set out in Section B of this
     Part V.

4.2   Y&R EMPLOYEES

     (a) For a period of at least twelve months following the Effective Date, Y&R employees remaining employed by Y&R will be entitled to receive salary, incentive compensation and other employee benefits except stock-based benefits and compensation which in the aggregate are substantially comparable to those currently provided by Y&R, including any payments made under the Y&R year 2000 annual bonus programme.

     (b) For a period of at least twelve months following the Effective Date, grants of stock-based benefits and compensation to Y&R employees will be made in accordance with procedures and criteria that are substantially similar to those applicable to similarly situated employees of WPP.

     (c)   In addition WPP has agreed to honour the terms of:

             (i) each existing employment, change of control, severance and termination agreement between Y&R and any Y&R director, officer or employee; and

            (ii) all obligations pursuant to outstanding restoration plans, equity-based plans, programmes or agreements, bonus plans or programmes, bonus deferral plans, vested and accrued benefits under any employee benefit plan, programme or arrangement of Y&R and similar employment, compensation and benefit arrangements and agreements in effect on the Effective Date, in each case only to the extent the obligation is legally binding on Y&R or any of its subsidiaries.

4.3   TRANSITION COMMITTEE

      Pursuant to the terms of the Merger Agreement, a committee will be maintained for one year from the Effective Date, initially comprising
      Mr Thomas D. Bell Jr. who will be chairman, Mr Michael J. Dolan,
      Sir Martin Sorrell and Mr Paul Richardson. The transition committee will not be a committee of the Board of WPP and will not be responsible for controlling the operations of the business of WPP or Y&R. During this period, approval by a majority of the members of the transition committee will be required for (i) combining any of the material businesses of the Y&R Group with those of the WPP Group, (ii) transferring any of the material businesses of the Y&R Group to the WPP Group or (iii) offering any employee of the Y&R Group employment in the WPP Group. If WPP breaches any of these provisions and fails to cure such breach within 30 days after receiving notice, the Y&R employees who are a party to the no-sale agreements will have the right during the 30 day period thereafter to terminate the no-sale restrictions affecting their Y&R Common Shares.

5.    CHANGES TO ARTICLES OF ASSOCIATION OF WPP

      Under the terms of the Merger Agreement, WPP is required to propose resolutions to be approved by WPP Share Owners at the annual general meeting of WPP to be held in 2001 designed to give WPP ADS holders the ability to attend, vote and speak at general meetings and appoint proxies.

6.    INDEMNIFICATION AND INSURANCE

      Pursuant to the terms of the Merger Agreement, WPP has agreed that after the Effective Date, all rights to indemnification and limitations on liability existing under the Y&R certificate of incorporation and by-laws in favour of directors and officers of Y&R, or under an agreement in effect at the date of the Merger Agreement between any such director or officer of Y&R or its subsidiaries, with respect to actions or omissions by them on or prior to the Effective Date, will continue in full force and effect and WPP will, for a period of six years after the Effective Date, procure directors' and officers' liability insurance with respect to acts or omissions occurring prior to the Effective Date, covering each person currently covered by Y&R's directors' and officers' liability insurance on terms and in amounts no less favourable than those currently in effect. WPP has agreed, to the extent permitted by law, for six years after the Effective Date to indemnify persons who were directors or officers of Y&R or its subsidiaries before the Effective Date for liabilities they incur as a result of their acting in those capacities.

7.    TERMINATION OF THE MERGER AGREEMENT

7.1 The Merger Agreement may be terminated at any time before the Effective Date, whether before or after approval by Y&R Share Owners and WPP Share Owners, by the mutual written consent of Y&R and WPP.

7.2 The Merger Agreement may also be terminated by either Y&R or WPP at any time before the Effective Date if:

     (a) the Merger has not been completed by the Long Stop Date provided that this right shall not be exercisable by a party whose failure to comply in any material respect with its obligations resulted in the failure to complete the Merger by the Long Stop Date;

     (b) any court order or law permanently prohibiting consummation of the Merger has become final and non-appealable unless the company seeking to terminate did not use commercially reasonable efforts to prevent the order or law;

     (c) the approval of Y&R Share Owners required by the Merger Agreement has not been obtained; or

     (d) the approval of WPP Share Owners required by the Merger Agreement has not been obtained.

7.3 The Merger Agreement may be terminated at any time before the Effective Date, whether before or after approval by Y&R Share Owners, by Y&R if:

     (a) the Board of WPP has withdrawn or adversely modified its approval or recommendation of the Merger to WPP Share Owners;

     (b) WPP or the Board of WPP has recommended an alternative proposal or offer to WPP Share Owners; or

     (c) any representation or warranty of WPP contained in the Merger Agreement is inaccurate, or WPP breaches any of the obligations contained in the Merger Agreement, and the breach is not remedied within 20 business days following written notice from Y&R, and such breach or inaccuracy would result in any condition of the Merger Agreement not being satisfied by the Long Stop Date.

7.4 The Merger Agreement may be terminated at any time before the Effective Date, whether before or after approval by WPP Share Owners, by WPP if:

     (a) the Board of Y&R has withdrawn or adversely modified its approval or recommendation of the Merger to Y&R Share Owners;

     (b) Y&R or the Board of Y&R has recommended an alternative proposal or offer to Y&R Share Owners; or

     (c) any representation or warranty of Y&R contained in the Merger Agreement is inaccurate, or Y&R breaches any of its obligations contained in the Merger Agreement, and the breach is not remedied within 20 business days following written notice from WPP, and such breach or inaccuracy would result in any condition of the Merger Agreement not being satisfied by the Long Stop Date.

8.    TERMINATION PAYMENTS

8.1 Y&R has agreed to pay WPP a termination fee of US$175 million if the Merger Agreement is terminated:

     (a) by WPP after Y&R's Directors withdraw or adversely modify their favourable recommendation of the Merger to the Y&R Share Owners at a time when an alternative acquisition proposal or offer for Y&R is pending;

     (b) by WPP after Y&R's Directors recommend an alternative acquisition proposal or offer to Y&R Share Owners; or

     (c) an alternative acquisition proposal or offer for Y&R is made or is publicly announced and the Merger Agreement is subsequently terminated:

             (i) by Y&R or WPP because the necessary approval of Y&R Share
                 Owners is not obtained or;

            (ii) by Y&R because the Merger is not consummated by the Long Stop
                 Date, except that no fee will be payable to WPP if the necessary approval of WPP Share Owners has not then been obtained, for any reason other than as a result of a breach by Y&R; or

            (iii) by WPP because any representation or warranty of Y&R contained in the Merger Agreement is inaccurate or Y&R breaches any of its obligations contained in the Merger Agreement, and such breach is not remedied within 20 business days following written notice from WPP, and such breach or inaccuracy would result in any condition to the Merger Agreement not being satisfied by the Long Stop Date;

           and, in any such case within nine months after the Merger Agreement is terminated, Y&R enters into an agreement in respect of any alternative proposal, or an alternative transaction is completed.

8.2 Y&R has also agreed to pay WPP a termination fee of US$25 million under circumstances in which no US$175 million fee is payable if either Y&R or WPP terminates the Merger because Y&R Share Owners do not approve the Merger.

8.3 WPP has agreed to pay Y&R a termination fee of US$75 million if the Merger Agreement is terminated:--

     (a) by Y&R after the WPP Directors withdraw or adversely modify their favourable recommendation of the Merger to the WPP Share Owners at a time when an alternative acquisition proposal or offer for WPP is pending;

     (b) by Y&R after the WPP Directors recommend an alternative acquisition proposal or offer to WPP Share Owners; or

     (c) an alternative acquisition proposal or offer for WPP is made or is publicly announced and the Merger Agreement is subsequently terminated:

             (i) by WPP or Y&R because the necessary approval of WPP Share
                 Owners is not obtained; or

            (ii) by WPP because the Merger is not consummated by the Long Stop
                 Date, except that no fee will be payable to Y&R if the necessary approval of Y&R Share Owners has not then been obtained, for any reason other than as a result of a breach by WPP; or

            (iii) by Y&R because any representation or warranty of WPP contained in the Merger Agreement is inaccurate or WPP breaches any of its obligations contained in the Merger Agreement, and such breach is not remedied within 20 business days following written notice from Y&R, and such breach or inaccuracy would result in any condition to the Merger Agreement not being satisfied by the Long Stop Date;

           and, in any such case, within nine months after the Merger Agreement is terminated, WPP enters into an agreement in respect of any alternative proposal or an alternative transaction is completed.

8.4 WPP has also agreed to pay Y&R a termination fee of US$25 million under circumstances in which no US$75 million fee is payable if either Y&R or WPP terminates the Merger because WPP Share Owners do not approve the Merger.

SECTION B:  SUMMARY OF THE TERMS OF THE NO-SALE AGREEMENTS

     Contemporaneously with the execution of the Merger Agreement, WPP entered into no-sale agreements with sixteen senior executives of Y&R, including Mr. Thomas D. Bell Jr., Y&R's chairman and chief executive officer and Mr. Michael J. Dolan a vice chairman of Y&R and its president and chief operating officer, Edward H. Vick, Worldwide chairman and chief executive officer of Y&R Advertising and Mr. Peter A. Georgescu, Y&R's former chairman and chief executive officer. Under these agreements, these senior executives and Mr. Georgescu have agreed not to sell a total of approximately six million of their Y&R Common Shares and/or the shares received from the exercise of their Y&R Stock Options (and, following completion of the Merger, the WPP Ordinary Shares and/or stock options they will receive under the terms of the Merger in exchange for these shares and options) for the one year period ending 11 May 2001. A summary of the terms of these agreements is set out below.

1.    RESTRICTIONS ON THE TRANSFER OF SHARES

1.1 Each of the senior executives that executed a no-sale agreement has agreed not to sell two-thirds of the total number of his Y&R Common Shares (and the WPP Ordinary Shares he will receive under the terms of the Merger in exchange for those shares) during the one year period ending on 11 May 2001. For the purposes of these agreements, each senior executive's total number of Y&R Common Shares is comprised of:

     (a)   the number of Y&R Common Shares owned by him on 11 May 2000, plus

     (b) the number of Y&R Common Shares he is entitled to if he exercised all Y&R Stock Options (whether vested or unvested) held by him on 11 May 2000.

1.2 Mr. Georgescu has agreed not to sell 200,000 Y&R Common Shares before completion of the Merger. After completion of the Merger and until 11 May 2001, Mr. Georgescu will not sell the number of WPP ADSs or WPP Ordinary Shares held by him that have an aggregate value of US$10 million at the time the Merger is completed.

1.3 Under the no-sale agreements, other than the agreement with Mr. Georgescu, the limitations on the sale of shares will cease to apply to that senior executive if:

     (a) Y&R or, after the effective time of the Merger, WPP terminates the employment of that senior executive without cause;

     (b) that senior executive terminates his or her employment for good reason; or

     (c)   that senior executive dies or becomes disabled.

1.4 Under the no-sale agreements, including the agreement with Mr. Georgescu, the limitations on the sale of shares will cease to apply if WPP violates any of the provisions contained in the Merger Agreement relating to the Transition Committee and does not remedy that violation within 30 business days after receiving notice from a Y&R representative on that committee.

1.5   Under the no-sale agreements, termination of employment for "cause" means:

     (a) the senior executive's wilful and continued failure to substantially perform his or her duties as in effect before 11 May 2000 if this failure continues after Y&R has given notice to the senior executive, or

     (b) the senior executive's wilful engagement in misconduct which materially injures Y&R.

1.6 Under the no-sale agreements, termination of employment for "good reason" means:

     (a) the assignment of any duties inconsistent with or the reduction of responsibilities associated with the senior executive's position with Y&R immediately prior to the execution of the Merger Agreement;

     (b)   a reduction of the senior executive's base salary;

     (c) a change in the senior executive's principal work location of more than fifty miles;

     (d) the failure of Y&R to pay any current or deferred compensation within seven days of the due date;

     (e) the failure of Y&R to continue any benefit plans, or to provide the number of paid vacation days to which the senior executive was entitled immediately prior to the execution of the Merger Agreement;

     (f) the material reduction of benefits under any benefit plans to which the senior executive was entitled immediately prior to the execution of the Merger Agreement; or

     (g) the failure of Y&R to afford annual bonus and long-term incentive compensation opportunities equal to those opportunities available immediately prior to the execution of the Merger Agreement.

2.    NON-COMPETITION PROVISIONS OF THE NO-SALE AGREEMENTS

     Each of the no-sale agreements provide that so long as that senior executive is employed by Y&R and following termination for any reason, that senior executive will not:

     (a) for one year, work for any competitor of Y&R on the account of any Y&R client with whom the senior executive had a direct relationship or as to which the senior executive had a significant involvement at any time during the two years prior to termination;

     (b) for one year, if the senior executive's responsibilities are of a corporate nature and do not principally involve client service, work for a principal competitor of Y&R in a similar corporate function;

     (c) for one year, if the senior executive's responsibilities are of a client service related nature, work for a competitor of Y&R on the account of any substantial competitor of any client for which the senior executive had substantial responsibility during the two years prior to termination or work directly for a competitor of these clients;

     (d)   for one year, solicit or hire any employee of Y&R; and

     (e) at any time, disclose any confidential information of Y&R and its clients.

     These non-compete provisions are not contained in the no-sale agreement entered into with Mr. Georgescu.

3.    DAMAGES AND EXPENSES

3.1 Y&R and WPP's sole remedy for a breach of these no-sale agreements is to seek specific performance of the covenants contained in these agreements, including a court order requiring the breaching party to purchase a number of shares sold or transferred in violation of these agreements. Under no circumstances will the individuals who executed these agreements be responsible for any monetary damages.

3.2 Under these agreements, WPP must pay all legal fees and expenses reasonably incurred by these individuals in connection with any proceedings regarding the sale restriction provisions of these agreements so long as there is a reasonable basis for the claims asserted by these individuals and those claims were asserted in good faith. These individuals are obliged to return any fees or expenses that were advanced plus interest if it is judicially determined that there was no good faith basis to assert any of these claims.

SECTION C:  GENERAL REGULATORY MATTERS

1.    EUROPEAN UNION

      WPP and Y&R each conducts business in Member States of the EU. Council Regulation (EEC) 4064/89 (as amended) (the "Merger Regulation") requires notification to and approval by the European Commission of certain mergers or acquisitions involving parties with aggregate worldwide sales and individual EU sales exceeding certain thresholds.

     WPP and Y&R filed a merger notification with the European Commission on 24 July 2000 and the European Commission issued its clearance decision on 24 August 2000.

2.    THE ANTITRUST DIVISION AND FEDERAL TRADE COMMISSION OF THE UNITED STATES

      Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the
      "HSR Act"), as amended, and the rules promulgated thereunder, the Merger may not be completed unless WPP and Y&R have notified and furnished information relating to their operations and the markets in which they operate to the US Federal Trade Commission ("FTC") and the Antitrust Division of the US Department of Justice ("DoJ"), and certain waiting period requirements have either expired or the Merger is granted early termination. On 20 June 2000, WPP and Y&R each filed a pre-merger notification and report form under the HSR Act with the FTC and DoJ. The HSR waiting period expired on 20 July 2000. At any time before or after the consummation of the Merger, the DoJ or the FTC could take any action under the antitrust laws that it deems necessary or desirable in the public interest, including seeking to enjoin the completion of the Merger or seeking the divestiture of substantial assets of Y&R or WPP.

     WPP and Y&R believe that neither the FTC nor the DoJ should challenge the Merger. There can be no assurance however that a challenge to the Merger on antitrust grounds will not be made, or, if a challenge is made, what the result will be.

3.    MERGER CONTROL LAWS IN OTHER JURISDICTIONS

      WPP and Y&R operate in a number of jurisdictions where other regulatory filings or approvals are required or appropriate in connection with the Merger. WPP and Y&R have completed the process of reviewing whether filings or approvals material to WPP and Y&R are required. Following this review, notification was found to be required in Argentina, Australia, Hungary, Poland, South Africa and Brazil.

     In Argentina, the relevant filing, including the related documentation, was made on 18 July 2000, and the authorities have up to 45 working days after approval of the documentation included in the filing to issue a resolution with respect to the Merger, although a resolution may be issued sooner. The documentation included in the filing was approved on 17 August, 2000.

     In Australia, the relevant filing was made with the Foreign Investment Review Board on 21 July 2000, and approval of the Merger was granted on 16 August 2000 by the Board.

     In Hungary, the relevant filing was made on 4 August 2000, and the authorities have a maximum of 90 days within which to conduct an initial investigation (although this period can be extended by a further 60 days). The Hungarian authorities have indicated that they may issue a decision prior to the expiry of the 90 day initial investigation period.

     In Poland, the relevant filing was made on 14 June 2000. As the relevant authorities did not respond within the period allowed for investigation, the Merger can be completed.

     In South Africa, the relevant filing was made on 28 June 2000, and the authorities have up to 30 days within which to conduct an initial investigation (although this period can be extended by a further 60 days). If the relevant authorities have not responded within this period, the Merger can be completed.

     In Brazil, the relevant filing was made on 2 June 2000. There is no minimum investigation period, and the Merger can be completed before approval has been received.

4.    GENERAL

      It is possible that one or more of the regulatory approvals required to complete the Merger will not be obtained on a timely basis. In addition, it is possible that any of the governmental or regulatory entities with which filings are made may seek, as conditions for granting approval to the Merger, various regulatory concessions. It is possible that WPP and Y&R will be unable to satisfy or comply with such conditions, or be unable to cause their respective subsidiaries to satisfy or comply with any such conditions or that compliance or non-compliance will have adverse consequences for WPP after completion of the Merger.

     Under the Merger Agreement, WPP and Y&R have each agreed to use their reasonable best efforts to complete the Merger, including to gain clearance from antitrust and competition authorities and obtain other required approvals. For that purpose, WPP has also agreed to offer to take and to accept, to the extent consistent with its obligation to use reasonable best efforts, any actions, conditions, terms or restrictions necessary to obtain any regulatory approval, unless those conditions, terms and restrictions in the aggregate would have a Material Adverse Effect on WPP and Y&R taken together. Also, neither company is required to agree to any action, condition, term or restriction unless that agreement is subject to completion of the Merger. Although WPP and Y&R do not expect any regulatory authority to raise significant objections to the Merger, WPP and Y&R cannot be certain that all required regulatory approvals will be obtained or that these approvals will not contain terms, conditions or restrictions that would be detrimental to the enlarged WPP Group after the Merger.

                                    PART VI

                             ADDITIONAL INFORMATION

1.    RESPONSIBILITY

     The Directors, whose names are set out in paragraph 7.1 of this Part VI, and the Proposed Directors, whose names are set out in paragraph 7.2 of this Part VI, accept responsibility for the information contained in this document. To the best of the knowledge and belief of the Directors and the Proposed Directors (who have taken all reasonable care to ensure that such is the case), the information contained in this document is in accordance with the facts and does not omit anything likely to affect the import of such information.

2.    INCORPORATION

2.1 The Company was incorporated in England and Wales on 1 March 1971 under the Companies Acts 1948 to 1967 as a limited company with registered number 1003653 and the name Wire and Plastic Products Limited. It was re-registered on 18 August 1981 as a public limited company under the Companies Acts 1948 to 1980. The name of the Company was changed to WPP Group plc on 26th February 1986. WPP operates under the Companies Act and the regulations made under that Act.

2.2 WPP's registered office is Pennypot Industrial Estate, Hythe, Kent CT21 6PE and its head office is 27 Farm Street, London W1J 5RJ.

3.    SHARE CAPITAL

3.1 The share capital of WPP at the close of business on 23 August 2000 (the latest practicable date prior to the publication of this document) is and immediately following completion of the Merger (assuming no further issues of shares by WPP after 23 August 2000 and prior to completion of the Merger, other than the issue of up to 433,710,712 Consideration Shares) will be as follows:

                                                     AUTHORISED                     ISSUED AND FULLY PAID
                                            -----------------------------   --------------------------------------
                                               NUMBER          AMOUNT          NUMBER               AMOUNT
                                            -------------   -------------   -------------   ----------------------
         BEFORE THE MERGER
         WPP Ordinary Shares of 10p each..  1,250,000,000   L125,000,000      778,963,425            L77,896,342.5

         AFTER THE MERGER
         WPP Ordinary Shares of 10p each..  1,750,000,000   L175,000,000    1,212,674,137           L121,267,413.7

     Details of the outstanding options and awards over WPP Ordinary Shares are set out in paragraphs 5.2, 5.3, 8.2 and 8.3 of this Part VI.

3.2 The following is a summary of the changes in the issued share capital of WPP which have occurred between 23 August 1997 and 23 August 2000 (the latest practicable date prior to the publication of this document):

     (a)   The following share options have been exercised during this period:

                                                                        AGGREGATE NUMBER OF
                                                                            WPP ORDINARY
                       DATE                  RANGE OF EXERCISE PRICES      SHARES ISSUED
                       ----                  ------------------------   --------------------
         September 1997 to August 1998            L0.295 to L1.33            4,994,376
         September 1998 to August 1999            L0.295 to L5.37            5,026,327
         September 1999 to 23 August 2000         L0.295 to L5.43            8,870,085

     (b) The following share repurchases have been completed during this period:

                                                                      AGGREGATE NUMBER OF
                                                RANGE OF PRICES           WPP ORDINARY
                       DATE                      PAID PER SHARE        SHARES REPURCHASED
                       ----                  ----------------------   --------------------
         September 1997 to August 1998          L2.48 to L4.016            7,452,000
         September 1998 to 23 August 2000        L3.65 to L3.70              515,000

     (c) On 19 September 1997, WPP entered into an agreement for the acquisition of Cockpit Holdings Limited. Part of the deferred consideration for this acquisition was satisfied by WPP issuing, to the vendors of Cockpit Holdings Limited, 41,986 WPP Ordinary Shares on 9 June 2000 at an issue price of L3.00 per WPP Ordinary Share.

     (d) On 14 September 1998 (and in accordance with the terms of the agreement dated 3 August 1998 details of which are set out in paragraph 9.1(c) below), 31,295,646 WPP Ordinary Shares were issued and allotted to Asatsu-DK, Inc at a price of L4.24 per WPP Ordinary Share.

     (e) On 18 August 1999, WPP entered into an agreement for the acquisition of The Shire Hall Group Limited. Part of the deferred consideration for this acquisition was satisfied by WPP issuing 35,982 WPP Ordinary Shares at an issue price of L9.20 per WPP Ordinary Share to some of the vendors of The Shire Hall Group Limited.

3.3 Save as disclosed in paragraph 3.2 above and paragraphs 5.2, 5.3, 8.1, 8.2 and 8.3 below of this Part VI:

     (a) no share or loan capital of WPP or any of its subsidiaries has within the three years preceding the date of this document (other than intra-group issues by wholly-owned subsidiaries) been issued or agreed to be issued (other than (i) to satisfy deferred consideration payments of up to a maximum aggregate amount of L60 m under various acquisition agreements previously entered into by WPP or its subsidiaries; (ii) to satisfy deferred consideration payments due in respect of previous Y&R acquisitions; (iii) to satisfy entitlements upon conversion of the Y&R Convertible Notes; and (iv) in connection with the Merger) or is now proposed to be issued fully or partly paid, either for cash or for a consideration other than cash to any person;

     (b) no commissions, discounts, brokerages or other special terms have been granted by WPP or any of its subsidiaries within the three years immediately preceding the date of this document in connection with the issue or sale of any share or loan capital of any such company; and

     (c) neither WPP nor any of its subsidiaries has granted any options over its share or loan capital which remain outstanding or has agreed, conditionally or unconditionally, to grant any such options.

3.4 The provisions of section 89(1) of the Companies Act (which, to the extent not disapplied pursuant to section 95 of the Companies Act) confer on shareholders rights of pre-emption in respect of the allotment of equity securities (as defined in section 94 of the Companies Act) (which are, or are to be, paid up in cash) which apply to the authorised but unissued share capital of WPP except to the extent disapplied by the resolutions referred to in paragraphs 3.5 and 3.6 below. Section 89(1) of the Companies Act will apply to the allotment of part of the Consideration Shares which are to be issued pursuant to the Merger and accordingly will be disapplied by virtue of the resolution referred to in paragraph 3.6(c) below.

3.5 By resolutions passed at the annual general meeting of WPP held on 26 June 2000:

     (a) the Directors of WPP were generally authorised, pursuant to section 80 of the Companies Act, to allot relevant securities (as defined in that section) up to a maximum aggregate nominal value of L25,693,103, such authority to expire on 25 June 2005;

     (b) the Directors of WPP were given power to allot equity securities (as defined in section 94 of the Companies Act) for cash provided that such power, which was expressed to expire on 25 June 2005, was limited to the allotment of equity securities in connection with a rights issue and otherwise up to a maximum aggregate nominal amount of L3,892,894; and

     (c) the Directors of WPP were given authority to issue new WPP Ordinary Shares to JMS to satisfy its entitlement under the Notional Share Award Plan, the phantom options and the Leadership Equity Acquisition Plan as an alternative to cash sums due to JMS under these schemes.

3.6 By resolutions to be proposed at the Extraordinary General Meeting it is proposed that:

     (a) the authorised share capital of the Company will be increased from L125,000,000 to L175,000,000 by the creation of an additional 500,000,000 new WPP Ordinary Shares of 10p each;

     (b) the Directors be authorised to allot relevant securities (as defined in the Companies Act) up to a maximum nominal amount of L73,271,363, such authority to expire on the date five years after the passing of the resolution; and

     (c) the Directors be given power to allot equity securities for cash as if section 89(1) of the Companies Act did not apply to such allotment but that such authority be limited to the allotment of equity securities up to an aggregate nominal amount of L7,622,089 and will expire on 28 September 2005.

           The authorities, referred to in paragraph 3.6(b) and 3.6(c) above, will be in addition to the authority conferred by paragraph 3.5(c) above but will revoke the other authorities granted to the Directors at the annual general meeting referred to in paragraph 3.5 above.

3.7 Save in connection with the Merger (including the conversion of the Y&R Convertible Notes), the exercise of options under the WPP Share Schemes, the exercise of any Y&R Stock Options and the implementation of the deferred consideration payments referred to in paragraph 3.3(a) above, the Directors have no present intention to allot WPP Ordinary Shares.

3.8 It is expected that Admission will become effective and that dealings on the London Stock Exchange will commence at 8.00 am on the Effective Date. Promptly after the Effective Date, the Exchange Agent will send each Y&R Share Owner (other than WPP, Y&R or any of their respective subsidiaries) holding certificates, a letter of transmittal for use in effecting delivery of Y&R Common Shares to the Exchange Agent. Upon surrender of a Y&R share certificate for cancellation to the Exchange Agent, together with a duly executed and completed letter of transmittal, and any other documents required by the Exchange Agent, the holder of each Y&R share certificate will be entitled to receive in exchange for such Y&R share certificate:

     (a) one or more WPP ADRs evidencing, in the aggregate, the whole number of WPP ADSs that such holder has the right to receive as consideration for the Merger unless such Y&R Share Owner properly elects to receive WPP Ordinary Shares instead of all or some of his entitlement to WPP ADSs; and

     (b) a cheque for an amount (after giving effect to any required tax withholdings) equal to:

           (i) cash in lieu of fractions of WPP ADSs and/or WPP Ordinary Shares, as the case may be; and

           (ii) any cash dividends or other distributions in respect of WPP ADSs and/or WPP Ordinary Shares with (aa) a record date after the completion of the Merger and for which such WPP ADSs and/or WPP Ordinary Shares are entitled to rank and (bb) a payment date on or before the date the holder properly delivers the Y&R share certificate to the Exchange Agent.

                The Y&R share certificates so surrendered will be cancelled. No interest will be paid or accrued on any amount payable upon surrender of the Y&R Common Shares.

3.9 Save pursuant to the Merger, none of the WPP Ordinary Shares have been or will be marketed or made available to the public in whole or in part in conjunction with the application for listing and trading of those securities.

3.10 WPP Ordinary Shares have been admitted to the Official List and are traded on the London Stock Exchange. WPP ADSs are quoted on the Nasdaq in New York. No temporary documents of title will be issued.

3.11 The WPP Ordinary Shares are, and the Consideration Shares will be, in registered form and may be held in uncertificated form.

3.12 The Consideration Shares will be credited as fully paid and will rank PARI PASSU in all respects with the existing WPP Ordinary Shares, except they will not rank for the interim dividend payable in respect of the year ending 31 December 2000 or for any other dividend the record date of which falls prior to the Effective Date.

4.    MEMORANDUM AND ARTICLES OF ASSOCIATION OF WPP

4.1   MEMORANDUM OF ASSOCIATION

     The Memorandum of Association of WPP provides that its principal objects are, inter alia, to carry on the business or businesses of media advertising, market research, public relations, sales promotion and specialist communications and to develop concepts for advertising, marketing, research, sales promotion and similar operations. The objects of WPP are set out in full in clause 4 of WPP's Memorandum of Association which is available for inspection at the address specified in paragraph 15 below.

4.2   ARTICLES OF ASSOCIATION

     The Articles of Association of WPP contain, amongst other things, provisions to the following effect:

     (a)   VOTING RIGHTS OF MEMBERS

           Subject to disenfranchisement in the event of (i) non-payment of any call or other sum due and payable in respect of any share or (ii) any non-compliance with any statutory notice requiring disclosure of the beneficial ownership of any shares and subject to any special rights or restrictions as to voting for the time being attached to any shares, on a show of hands every member who (being an individual) is present in person or (being a corporation) is present by a duly authorised representative not being himself a member, has one vote and on a poll every member present in person, by proxy or by representative, has one vote for every share of which he is a holder. In the case of joint holders, the vote of the person whose name stands first in the register of members and who tenders a vote is accepted to the exclusion of any votes tendered by any other joint holders.

     (b)   DIVIDENDS AND UNCLAIMED DIVIDENDS

           (i) The Company in general meeting may declare a dividend to be paid to the members, but no dividend shall exceed the amount recommended by the Board of WPP.

           (ii) The Board may pay such interim dividends as appear to the Board to be justified by the financial position of WPP and may also pay any dividend payable at a fixed rate at intervals settled by the Board whenever the financial position of WPP, in the opinion of the Board, justifies its payment.

           (iii) Unless the rights attaching to, or the terms of issue of any share state otherwise, all dividends shall be declared and paid according to the amounts paid up on the shares in respect of which the dividend is paid and shall be apportioned and paid PRO RATA according to the amounts paid up on the shares during any portion or portions of the period in respect of which the dividend is paid but no amount paid up on a share in advance of calls shall be treated for this purpose as paid up on the share. Dividends may be declared or paid in any currency.

           (iv) No dividend or other monies payable in respect of a share shall bear interest against WPP unless otherwise provided by the rights attached to the share. Calls on shares or other debts in relation to WPP Ordinary Shares may be deducted from dividends.

           (v) Any dividend unclaimed for a period of 12 years after having become due for payment shall be forfeited and cease to remain owing by WPP.

           (vi) With the sanction of an ordinary resolution and the recommendation of the Board payment of any dividend may be satisfied wholly or in part by the distribution of specific assets and in particular of paid up shares or debentures of any other company. The Board may, if authorised by an ordinary resolution, offer a scrip dividend and that scrip dividend may be satisfied by the issue of further shares, whether or not of the same class of shares on which the dividend is due.

     (c)   RETURN OF CAPITAL

           Subject to the rights attached to any shares issued on any special terms and conditions, on a winding up the surplus assets remaining after payment of all creditors of the Company will be divided among the members of the Company according to their respective holdings of shares. The liquidator may, with the sanction of an extraordinary resolution of the Company and any other sanction required by statute
           (i) divide among the members in specie the whole or any part of the assets of the Company; or (ii) vest the whole or any part of the assets in trustees on such trusts for the benefit of members as the liquidator shall think fit, but no member shall be compelled to accept any assets upon which there is any liability.

     (d)   RESTRICTIONS ON ORDINARY SHARES

           If a member or any person appearing to be interested in shares in the Company has been duly served with a notice pursuant to section 212 of the Companies Act and is in default in supplying to the Company the information thereby required within the time specified in such notice, the Directors may serve on such member or on any such person a notice (a "restriction notice") in respect of the shares in relation to which the default occurred ("Default Shares") and any other shares held at the date of the restriction notice directing that the member shall not, nor shall any transferee to which any of such shares are transferred other than pursuant to a permitted transfer under the Articles, be entitled to be present or to vote, either in person or by proxy, at any general meeting or class meeting of the Company. Where the Default Shares represent at least 0.25% of the issued shares of the Company of the same class, the restriction notice may in addition direct that such a member shall not be entitled in respect of the Default Shares to receive any dividend or other distribution or to transfer or agree to transfer any of those shares or any rights in them.

     (e)   VARIATION OF RIGHTS

           Whenever the share capital of the Company is divided into different classes of shares, all or any of the rights for the time being attached to any class of shares in issue may from time to time (whether or not WPP is being wound up) be varied with the consent in writing of the holders of three-fourths in nominal value of the issued shares of that class or with the sanction of an extraordinary resolution passed at a separate general meeting of the holders of those shares. At any separate general meeting, the necessary quorum is two persons holding or representing by proxy at least one-third in nominal amount of the issued shares of the class in question (but at any adjourned meeting, any person holding shares of the class or his proxy is a quorum).

           Unless otherwise expressly provided by the terms of their issue, the rights attached to any class of shares shall not be deemed to be varied by the creation or issue of further shares ranking PARI PASSU with them.

     (f)    ALTERATION OF CAPITAL

           The Company may by ordinary resolution:

           (i) increase its capital by the creation of new shares of such amount as the resolution prescribes;

           (ii) consolidate and divide all or any of its share capital into shares of a larger amount than its existing shares;

           (iii) sub-divide its shares, or any of them, into shares of smaller amount than is fixed by the Memorandum of Association or the Articles, but so that the proportion between the amount paid up and the amount (if any) not paid up on each reduced share shall be the same as it was in the case of the share from which the reduced share is derived; and

           (iv) cancel any shares which, at the date of passing the resolution have not been taken or agreed to be taken by any person and diminish the amount of its share capital by the amount of the shares so cancelled.

           Subject to the provisions of the Companies Act and any other statute and to any rights conferred on the holders of any class of shares, the Company may by special resolution:

           (v) purchase all or any of its shares of any class, including any redeemable shares; and

           (vi) reduce its share capital, any capital redemption reserve and any share premium account in any way.

     (g)   TRANSFER OF SHARES

           (i) Subject to the restrictions in the Articles, any member may transfer all or any of his shares to another person by an instrument of transfer in any usual form, or in such other form as the Board may approve. The instrument of transfer of a share shall be signed by or on behalf of the transferor and (except in the case of a fully paid share) by or on behalf of the transferee. The transferor shall be deemed to remain the holder of the share until the name of the transferee is entered into the register in respect of the share.

           (ii) The Board may, in its absolute discretion and without giving any reason for its decision, refuse to register any transfer of a share which is not fully paid up (but not so as to prevent dealings in a class of shares which is listed on the London Stock Exchange from taking place on an open and proper basis) or any transfer of a share on which the Company has a lien. The Board may also refuse to register any transfer unless it is:

                 (aa)  in respect of only one class of shares;

                 (bb)  in favour of no more than four transferees;

                 (cc) left at the office or such other place as the Board may decide, for registration; and

                 (dd) accompanied by the certificate for the shares to be transferred (except where the shares are registered in the name of the market nominee and no certificate has been issued for them) and such other evidence (if any) as the Board may reasonably require to prove that the title of the intending transferor or his right to transfer the shares.

           (iii) If the Board refuses to register a transfer of a share, it shall, within two months after the date on which the transfer was lodged, send to the transferee notice of the refusal.

           (iv) The registration of transfers of shares or of any class of shares may be suspended at such time and for such periods (not exceeding 30 days in any year) as the Board may decide.

     (h)   DIRECTORS OF WPP

           (i) The Directors (other than alternate directors) shall not, unless otherwise determined by an ordinary resolution of the Company, be less than six in number.

           (ii)   A Director need not be a member of the Company.

           (iii)   There is no age limit for Directors.

           (iv) At each annual general meeting any Director then in office who has been appointed by the Board since the previous annual general meeting or at the date of the notice convening the annual general meeting has held office for more than 30 months since he was appointed or last appointed by the Company in general meeting shall retire from office but shall be eligible for re-appointment.

           (v) The Directors (other than any Director who for the time being holds an executive office or employment with the Company or a subsidiary of the Company) shall be paid out of the funds of the Company by way of remuneration for their services as Directors such fees not exceeding in aggregate L250,000 per annum as the Directors may from time to time determine or such larger sum as the Company may, by ordinary resolution, determine. Such fee shall be divided among them in such proportion and manner as they may agree, or failing agreement, equally.

           (vi) The Board may grant special remuneration to any Director who performs any special or extra services to or at the request of the Company. Special remuneration may be payable to a Director in addition to his ordinary remuneration (if any) as a Director.

           (vii) The Directors shall also be paid out of the funds of the Company all expenses properly incurred by them in and about the discharge of their duties, including their expenses of travelling to and from the meetings of the Board, committee meetings, general meetings and separate meetings of the holders of any class of securities of the Company. A Director may also be paid out of the funds of the Company all expenses incurred by him in obtaining professional advice in connection with the affairs of the Company or the discharge of his duties as a Director.

           (viii) The Board may exercise all the powers of the Company to pay, provide or procure the grant of pensions or other retirement or superannuation benefits and death, disability or other benefits, allowances or gratuities to any person who is or has been at any time a Director of the Company or in the employment or service of the Company or of any company which is or was a subsidiary of or associated with the Company or of the predecessors in business of the Company or any subsidiary or associated company or the relatives or dependants of any such person. For that purpose the Board may procure the establishment and maintenance of, or participate in, or contribute to any non-contributory or contributory pension or superannuation fund, scheme or arrangement or pay any insurance premiums.

           (ix) Subject to any applicable statutory provisions, a Director shall not be disqualified by his office from entering into any contract with the Company, either with regard to his tenure of any office or position in the management, administration or conduct of the business of the Company, or as vendor, purchaser or otherwise. A Director may hold and be remunerated in respect of any other office or place of profit with the Company (other than the office of auditor of the Company) in conjunction with his office as Director and he (or his firm) may also act in a professional capacity for the Company (except as auditor) and may be remunerated for it.

           (x) A Director who to his knowledge is in any way, whether directly or indirectly, interested in a contract with the Company shall declare the nature of his interest at a meeting of the Directors.

           (xi) A Director shall not vote or be counted in the quorum at a meeting in respect of any resolution concerning his own appointment (including fixing and varying its terms), or the termination of his own appointment, as the holder of any office or place of profit with the Company or any other company in which the Company is interested but, where proposals are under consideration concerning the appointment (including fixing or varying its terms), or the termination of the appointment of two or more Directors to offices or places of profit with the Company or any company in which the Company is interested, those proposals may be divided and considered in relation to each Director separately; and in such case each of the Directors concerned (if not otherwise debarred from voting under the Articles) shall be entitled to vote and be counted in the quorum in respect of each resolution except that concerning his own appointment or the termination of his own appointment.

           (xii) A Director shall not vote (or be counted in the quorum at a meeting) in respect of any contract in which he has an interest which (together with any interest of a connected person) is to his knowledge a material interest.
                 Notwithstanding the above, a Director shall be entitled to vote (and be counted in the quorum) on:

                 (aa) any contract in which he is interested by virtue of an interest in shares, debentures or other securities of the Company or otherwise in or through the Company;

                 (bb) the giving of any guarantee, security or indemnity in respect of money lent or obligations incurred by him or by any other person at the request of, or for the benefit of, the Company or any of its subsidiary undertakings; or a debt or obligation of the Company or any of its subsidiary undertakings for which he himself has assumed responsibility under a guarantee or indemnity or by the giving of security;

                 (cc) any issue or offer of shares, debentures or other securities of the Company or any of its subsidiary undertakings in respect of which he is or may be entitled to participate in his capacity as holder of any such securities or as an underwriter or sub-underwriter;

                 (dd) any contract concerning another company in which he and any connected person do not to his knowledge hold an interest in shares (within the meaning of sections 198 to 211 of the Companies Act) representing one per cent. or more of the issued shares of any class of such company or of the voting rights of that company;

                 (ee) any arrangement for the benefit of employees of the Company or any of its subsidiary undertakings which does not accord to him any privilege or benefit not generally accorded to the employees to whom the arrangement relates; and

                 (ff)   the purchase or maintenance of insurance for the benefit
                       of Directors or for the benefit of persons including Directors.

     (i)    BORROWING POWERS

           (i) The Board may exercise all the powers of the Company to borrow money and to mortgage or charge all or any part of its undertaking, property and assets (both present and future) and uncalled capital and to issue debentures and other securities, whether outright or as collateral security for any debt, liability or obligation of the Company or of any third party.

           (ii) The Board shall restrict the borrowings of the Company and exercise all voting and other rights or powers of control exercisable by the Company in relation to its subsidiary undertakings (if any) so as to secure (but as regards subsidiary undertakings only so far as by such exercise it can secure) that the aggregate principal amount outstanding at any time in respect of all borrowings by the WPP Group (exclusive of any borrowings which are owed by one Group company to another Group company) after deducting the amount of cash deposited will not, without the previous sanction of the Company in general meeting, exceed an amount equal to 2.5 times the adjusted capital and reserves (as defined in the Articles) or any higher limit fixed by ordinary resolution of the Company which is applicable at the relevant time.

                 To date no resolution of the type referred to in this paragraph has been passed.

5. WPP SHARE SCHEMES AND DETAILS OF OUTSTANDING OPTIONS AND AWARDS UNDER THE WPP SHARE SCHEMES AND Y&R STOCK OPTION PLANS

5.1   WPP SHARE SCHEMES

      The following is a summary of the principal terms of the WPP Share
      Schemes:

(A)   THE WPP WORLDWIDE OWNERSHIP PLAN (1996) (THE "WORLDWIDE PLAN")

     (I)  OUTLINE

     The Worldwide Plan is constituted by rules and includes a section which is approved by the Inland Revenue under the Income and Corporation Taxes Act 1988. The Worldwide Plan also contains additional sections which amend the rules in certain overseas jurisdictions.

     (II)  ELIGIBILITY

     Options may be granted to employees of the Company or any subsidiary designated as a participating company. In practice, options have been granted to full-time employees of the Company and 100% owned subsidiaries with at least two years' service, who are not granted options under the Executive Plan (as defined in paragraph 5.1(b) below) or are not otherwise entitled to participate in other WPP Share Schemes.

     (III)  GRANT OF OPTIONS

     Options will normally be granted six weeks following the announcement of the Company's results to the London Stock Exchange for any financial period.

     (IV)  OPTION PRICE

     The price at which an option is granted must not be less than the average middle-market quotation of WPP Ordinary Shares, as derived from the Daily Official List of the London Stock Exchange, over any number of consecutive dealing days (being not more than 5) immediately preceding the grant date or, in the case of an option over a WPP ADS, the fair market value of a WPP ADS as quoted on the Nasdaq over any number of consecutive dealing days (being not more than 5) immediately preceding the grant date.

     (V)  EXERCISE OF OPTIONS

     Options granted under the Worldwide Plan are generally exercisable on the third anniversary of grant and at six monthly intervals thereafter.

     The options may be exercised for a period of 12 months after the optionholder ceases employment, if the optionholder ceases employment by reason of injury, disability, death, retirement upon reaching the age when the optionholder becomes bound to retire under his employment contract or following the sale of the company or business in which the optionholder is employed or, in respect of options granted before March 1999, redundancy. If an optionholder ceases employment for any other reason, the Directors may permit options to be exercised within 12 months of ceasing employment. Options may also be exercised in the event of a takeover, reconstruction or winding up of the Company.

     (VI)  ISSUE OF SHARES

     Shares issued on the exercise of options will rank equally with shares of the same class in issue on the date of allotment except in respect of rights arising by reference to a prior record date.

     (VII)  SCHEME LIMITS

     The Worldwide Plan is subject to an overall limit on the number of WPP Ordinary Shares or WPP ADSs which may be allocated under the Worldwide Plan. This provides that in any 10 year period beginning with 28 June 1999, not more than 10% in aggregate of the issued ordinary share capital of the Company for the time being may be issued under options granted under the Executive Plan, the Worldwide Plan or under any employee share scheme adopted by the Company. For the purposes of this limit, rights to acquire WPP Ordinary Shares which are released or which lapse without being exercised cease to count.

     (VIII)  VARIATION OF SHARE CAPITAL

     In the event of a variation of the share capital of WPP, the Board may make certain adjustments. An adjustment may only reduce the price at which shares are acquired upon the exercise of an option to less than their nominal value if the Board is authorised to capitalise from the reserves of the Company a sum equal to the difference between the nominal value of the shares and exercise price of the options and to apply such sum in paying up such amount on such shares.

     (IX)  AMENDMENTS

     The Directors may amend the provisions of the Worldwide Plan or the terms of options granted under it provided that no amendment to the advantage of participants in the Worldwide Plan can be made without the prior approval by ordinary resolution of the members of the Company, unless the amendment is a minor amendment to take account of a change in legislation or to obtain favourable tax, exchange control or regulatory treatment for any participant or any group company.

     Amendments to the approved part of the Worldwide Plan must also be approved by the Inland Revenue.

(B)   THE WPP EXECUTIVE STOCK OPTION PLAN (1996) (THE "EXECUTIVE PLAN")

     (I)  OUTLINE

     The Executive Plan is constituted by rules and includes a section which is approved by the Inland Revenue under the Income and Corporation Taxes Act 1988. The Executive Plan also contains additional sections which amend the rules in certain jurisdictions. The Executive Plan is administered by the Compensation Committee (a committee of the Board).

     (II)  ELIGIBILITY

     Options may only be granted to employees or full-time directors of the Company or a subsidiary.

     (III)  GRANT OF OPTIONS

     Options may only normally be granted within six weeks following the announcement of the Company's results to the London Stock Exchange for any financial period.

     (IV)  OPTION PRICE

     The price at which an option is granted must not be less than the average middle-market quotation of WPP Ordinary Shares, as derived from the Daily Official List of the London Stock Exchange, over any number of consecutive dealing days (being not more than 5) immediately preceding the grant date or, in the case of an option over a WPP ADS, the fair market value of a WPP ADS as quoted on the Nasdaq over any number of consecutive dealing days (being not more than 5) immediately preceding the grant date.

     (V)  EXERCISE OF OPTIONS

     Options granted under the Executive Plan are generally exercisable after the third anniversary of grant. The exercise of an option is conditional on the satisfaction of performance conditions set by the Compensation Committee at the date of grant.

     The options may also be exercised for a period of 12 months after the optionholder ceases employment, if the optionholder ceases employment by reason of injury, disability, death or retirement upon reaching the age when the optionholder becomes bound to retire under his employment contract or, following the sale of the company or business in which the optionholder is employed or, in respect of options granted before March 1999, redundancy. If an optionholder ceases employment for any other reason, the Compensation Committee may permit options to be exercised within 12 months of ceasing employment. Options may also be exercised in the event of a takeover, reconstruction or winding up of the Company.

     (VI)  ISSUE OF SHARES

     Shares issued on the exercise of options will rank equally with shares of the same class in issue on the date of allotment except in respect of rights arising by reference to a prior record date.

     (VII)  SCHEME LIMITS

     The Executive Plan is subject to an overall limit on the number of WPP Ordinary Shares or WPP ADSs which may be allocated under the Executive Plan. This provides that in any 10 year period beginning with 28 June 1999, not more than 10% in aggregate of the issued ordinary share capital of the Company for the time being may be issued under options granted under the Executive Plan, the Worldwide Plan or under any employee share scheme adopted by the Company. For the purposes of this limit, rights to acquire shares which are released or which lapse without being exercised cease to count.

     (VIII)  VARIATION OF SHARE CAPITAL

     In the event of a variation of the share capital of WPP, the Board may make certain adjustments. An adjustment may only reduce the price at which shares are acquired upon the exercise of an option to less than their nominal value if the Board is authorised to capitalise from the reserves of the Company a sum equal to the difference between the nominal value of the shares and exercise price of the options and to apply such sum in paying up such amount on such shares.

     (IX)  AMENDMENTS

     The Directors may amend the provisions of the Executive Plan or the terms of options granted under it provided that no amendment to the advantage of participants in the Executive Plan will be made without the prior approval by ordinary resolution of the members of the Company unless the amendment is a minor amendment to take account of a change in legislation or to obtain favourable tax, exchange control or regulatory treatment for any participant or any group company.

     Amendments to the approved section of the Executive Plan cannot be made without the prior approval of the Inland Revenue.

(C)   EARLIER WPP EXECUTIVE SHARE OPTION SCHEMES

      The Company has also operated the WPP Group plc Executive Share Option Scheme 1994 and other WPP Group Executive Share Option Schemes (together, the "Earlier Schemes"). Since the introduction of the Executive Plan, no further options have been granted under the Earlier Schemes. There are currently 6,335,222 WPP Ordinary Shares under option under the Earlier Schemes with exercise prices ranging from 29.5 pence to 154 pence per share. All options granted under the Earlier Schemes will lapse within 10 years of the date of their grant. The terms of the Earlier Schemes are similar to those of the Executive Plan.

(D)   LEADERSHIP EQUITY ACQUISITION PLAN ("LEAP")

     (I)  OUTLINE

     In September 1999, WPP Share Owners approved the introduction of LEAP to reward performance which is superior to that of the Company's peer companies, so as to create strong shared interests with WPP Share Owners through significant personal investment and ownership in stock by executives and to ensure competitive total rewards in the appropriate market place.

     (II)  INVESTMENT SHARES

     A participant must commit investment shares in order to qualify for matching shares (as described in (d)(iii) below). The minimum value of investment shares is an amount equal to the participant's annual earnings (salary plus target annual bonus) and the maximum value of investment shares is three times annual earnings (other than for Sir Martin Sorrell, as described below). Individual limits within this range are determined by the Compensation Committee. No more than two-thirds of a participant's investment shares can be satisfied by shares held by the participant at the time of participation being offered. The balance may be satisfied by purchases in the market or through the acquisition of shares with deferred annual bonuses attributable to, or Long Term Incentive Plan or Performance Share Plan awards maturing in, the year in which participation is offered. Investment shares are committed to LEAP for a 5 year period (the "investment period"). The Compensation Committee will decide the timing of a participant's investment following any offer to participate in LEAP. Investment shares will be held under arrangements approved by the Compensation Committee.

     (III)  MATCHING SHARES

     The Compensation Committee will make matching shares available to participants who commit investment shares to LEAP. For each investment share committed to LEAP, the participant may earn up to five matching shares, if the performance condition is fully satisfied over the performance period. The number of matching shares which a participant may receive at the end of the investment period will depend on the performance of the Company measured over 5 financial years commencing with the financial year in which the WPP Ordinary Shares are committed ("performance period"). The number of matching shares will depend on the total share owner return achieved by the Company relative to 15 comparator businesses (including WPP) in the global communication services industry. The maximum number of matching shares is 5 for every investment share, for which the Company must rank first or second over the performance period. If the Company's performance is below the median of the comparator group, only half a matching share will vest for every WPP Ordinary Share held throughout the investment period.

     (IV)  PARTICIPATION

     Following the awards made in 1999, new participation will usually only be offered during the period of 42 days commencing on the day on which the Company releases its results for any financial period.

     The Compensation Committee will select the executive Directors of the Company and the senior executives throughout the WPP Group to participate in LEAP. To date, awards have been made to 15 directors and executives. Sir Martin Sorrell, the group chief executive has, together with JMS, committed to LEAP WPP Ordinary Shares worth US $10 million calculated at a price of
      L6.335 per WPP Ordinary Share, of which WPP Ordinary Shares worth
     US $3 million are shares purchased or to be purchased in the market since 16 August 1999. The Company intends to invite Michael Dolan and certain senior executives of Y&R to participate in LEAP. Michael Dolan and the Y&R participants will be deemed to have commenced participation in LEAP on 22 September 1999, that is on the same date as the current LEAP participants. However, the number of matching shares referred to in sub-paragraph (iii) above to which Michael Dolan and the Y&R participants may become entitled to receive will be proportionately reduced to reflect the residual performance and investment periods. Employees within 3 years of their normal retirement date may only participate in exceptional circumstances.

     (V)  FORM OF AWARDS

     The rules confer discretion on the Compensation Committee to decide the form in which awards will be made. The Compensation Committee will decide which form is most appropriate for each award in the light of the accounting and tax consequences, in particular US GAAP.

     The manner in which an award is satisfied at the end of the investment period depends on the form of the particular award. Awards will normally be satisfied by transferring the number of WPP Ordinary Shares in respect of which the award is vested to the participant or, in the case of WPP ADSs, to the depositary from one of the Company's employee share trusts.

     Awards are personal to each participant and cannot be transferred except on a limited basis, approved by the Compensation Committee, within a participant's close family or family interest. The value of matching shares is not pensionable.

     (VI)  SPECIAL SITUATIONS

     If, during the investment period, a participant ceases to be employed by the WPP Group for any reason other than voluntary resignation or termination for cause, the number of matching shares which is capable of vesting shall be reduced proportionately based on the part of the investment period that the participant remained in employment (but the award will lapse altogether if the participant ceases to be in employment during the first year of the investment period or if the participant does not retain all of his investment shares until the end of the investment period). The reduced number of matching shares may vest, to the extent which the performance condition is satisfied, at the end of the investment period, except that, on cessation of employment, no matching shares will vest if the Company's performance is ranked below median in the comparator group, and unless and to the extent that the Compensation Committee decides otherwise. If the participant resigns voluntarily from the WPP Group or his employment is terminated for cause during the investment period, the matching shares will not be provided, except to the extent that the Compensation Committee decides otherwise.

     (VII)  CHANGE OF CONTROL

     Following a change of control of the Company as a result of a takeover offer, a number of matching shares may vest up to the extent that the performance condition is satisfied over the 5 year period shortened to the date of the change of control. For the purposes of determining whether the performance condition is satisfied over the shortened period, the price of WPP Ordinary Shares for each of the 60 dealing days up to and including the day on which control is obtained is deemed to be the higher of the closing price on the day on which control is obtained as derived from the Daily Official List of the London Stock Exchange and the price which would otherwise have been used to determine the total share owner return of the Company.

     If a court sanctions a compromise or arrangement under Section 425 of the Companies Act or a resolution is passed for the voluntary winding up of the Company, the terms for awards and the terms on which the investment shares have been committed to LEAP may be varied in such manner as the Compensation Committee decides and the auditors (or other financial advisers) confirm to be, in their opinion, fair and reasonable.

     (VIII)  GENERAL

     The Compensation Committee may make arrangements under which those persons whose services are provided to the WPP Group through a services company may (with any services company) be treated as eligible to participate in LEAP. Such arrangements may provide for the award of notional matching shares, which may be satisfied in cash on vesting.

     The Compensation Committee may amend the provisions of LEAP or the terms of all outstanding awards at any time except that amendments to the advantage of eligible employees or participants require WPP Share Owner approval (unless they are minor amendments to benefit the administration of LEAP, to take account of a change in legislation or to obtain or maintain favourable tax, exchange control or regulatory treatment for participants in LEAP or for any member of the WPP Group). The Compensation Committee may also amend the performance condition in certain circumstances and will consider in the light of exceptional financial circumstances whether the recorded total share owner return of the Company is consistent with the achievement of commensurate underlying financial performance.

     Offers of participation may not be made under LEAP after 2 September 2004.

(E)   THE WPP PERFORMANCE SHARE PLAN ("PSP")

     Annual grants of WPP performance shares are made to executive Directors (including since 1999 to the WPP group chief executive and JMS). For awards currently outstanding, the value of each performance share is equivalent to one WPP Ordinary Share and the number of shares vesting over each three year performance period is dependent on the growth of WPP's total share owner return relative to the growth of total share owner return of 15 major publicly traded marketing services companies (including WPP). Where the WPP Group's total share owner return is below the median level of the peer group, none of the performance shares vest. Currently, at median performance, 50% of the performance shares vest, with higher percentage vesting for superior performance up to 100% if WPP ranks at least equal to the second ranking peer company.

     Contingent grants of performance shares for the 1998-2000, 1999-2001, and 2000-2002 periods range from 25% to 100% of base salary.

     WPP performance shares are provided from one of the Company's employee share trusts and not by way of issue of new WPP Ordinary Shares.

(F)   THE WPP OPERATING COMPANY LONG TERM INCENTIVE PLAN

     Senior executives of most WPP Group operating companies participate in long-term incentive plans, which provide awards in cash and WPP Ordinary Shares and WPP ADSs for the achievement of three year financial performance targets. These plans operate on a rolling three year basis with awards satisfied in March 2000 under the 1997-99 long-term incentive plans. The value of payments earned by executives over each performance period is based on the achievement of targeted improvements in the following performance measures:

     (i) average operating profit or operating cash flow; and

     (ii) average operating margin.

     The WPP Ordinary Shares and WPP ADSs provided under these long-term incentive plans are subject to restrictions on sale for specified periods. For the periods 1998-2000, 1999-2001 and thereafter, the stock portion of each payment is 50%. Restrictions on the sale of this stock are lifted after one year in respect of 50% of the stock and after two years for the balance, if the executive remains employed in the WPP Group.

(G) THE CAPITAL INVESTMENT PLAN (``CIP"), NOTIONAL SHARE AWARD PLAN (``NSAP") AND PHANTOM OPTIONS

     The CIP provides Sir Martin Sorrell with a capital incentive which was initially dependent on satisfaction of performance requirements over a five year period with effect from 4th September 1994 and which matured in full in September 1999.

     Sir Martin Sorrell has agreed to defer entitlement to the 4,691,392 WPP Ordinary Shares (``Performance Shares") which he would otherwise have been able to acquire in September 1999, subject to good leaver, change of control and other specified provisions, so as to correspond with the investment period under LEAP. Accordingly subject to the provisions of the CIP, the right to acquire the Performance Shares may be exercised at any time during the period 30 September 2004 to 31 December 2004. These Performance Shares were acquired by an ESOP in 1994 at a total cost of approximately L5.5 million.

     JMS has agreed, subject to good leaver, change of control and other specified provisions, to defer its interest under the NSAP on a similar basis to that on which Sir Martin Sorrell has agreed to defer his interest under the CIP. Accordingly, subject to the provisions of the NSAP, JMS's right to receive a cash sum under the NSAP may be exercised at any time during the period 30 September 2004 to 31 December 2004 and will be calculated by reference to the average price of a WPP Ordinary Share for the five dealing days before JMS's right under the NSAP is exercised. The NSAP relates to 1,754,520 notional WPP Ordinary Shares.

     The rights of Sir Martin Sorrell and JMS respectively under the CIP and the NSAP are dependent on Sir Martin Sorrell remaining interested in 747,252 WPP Ordinary Shares in which he invested in September 1994. The rights of JMS under the NSAP may on exercise be satisfied by the allotment of new WPP Ordinary Shares as a result of the authority conferred on the Directors referred to in paragraph 3.5(c) of this Part VI.

     JMS has also been granted a number of phantom options by WPP. Phantom options are linked to the share price at the date of grant, but no actual shares are purchased upon exercise. When the option is "exercised" JMS will receive a cash payment equal to the difference between the exercise price at the date of grant and the market value of the WPP Ordinary Shares at the date of exercise. JMS has unexercised phantom options in respect of 1,571,190 WPP Ordinary Shares granted in 1993 at a base price of 52.5p per share exercisable between April 1996 and April 2003 and unexercised phantom options in respect of 577,391 WPP Ordinary Shares granted in 1994 at a base price of 115p per share exercisable in March 2004. JMS has indicated that it does not intend to exercise the 1993 phantom options until March 2003, subject to good leaver and change of control provisions. Pursuant to the authority referred to in paragraph 3.5(c) of this Part VI, the

     Directors have been given the authority to satisfy such cash entitlements by issuing WPP Ordinary Shares in lieu of such cash payments.

5.2   OUTSTANDING OPTIONS AND AWARDS UNDER THE WPP SHARE SCHEMES

      The table below shows details of the options and awards which were outstanding under the WPP Share Schemes on 23 August 2000 (the latest practicable date prior to the publication of this document). No consideration was paid for the grant of the options and awards.

                                                                   OPTIONS EXERCISE
                                    DATE OPTIONS       EXERCISE      PRICE PER WPP      NUMBER OF WPP
         SCHEME                       GRANTED           PERIOD      ORDINARY SHARE     ORDINARY SHARES
         ------                  ------------------   ----------   -----------------   ----------------
         The WPP                      8 April 1991    1996-2001         L1.330               58,411
         Executive Share             15 April 1992    1997-2002         L0.560              103,771
         Option Schemes          25 September 1993    1995-2002         L0.295               90,052
                                    7 October 1993    1996-2003         L1.020              161,183
                                     15 April 1994    1997-2004         L1.150               19,194
                                 26 September 1994    1997-2004         L1.190            1,569,009
                                     14 April 1995    1998-2005         L1.080              878,686
                                 25 September 1995    1998-2005         L1.540            3,454,916
                                      26 June 1996    1999-2006         L2.140              968,644
                                 19 September 1996    1999-2006         L2.335            3,875,077
                                  24 February 1997    2000-2007         L2.535               12,074
                                 26 September 1997    2000-2007         L2.835            4,493,476
                                      5 March 1998    2001-2008         L3.030               30,132
                                 28 September 1998    2001-2008         L2.930            4,639,430
                                   6 November 1998    2001-2008         L3.270               47,450
                                     10 March 1999    2002-2009         L5.185              428,112
                                 24 September 1999    2002-2009         L5.700            3,321,145
                                     21 March 2000    2003-2010         L10.77              312,775

         The WPP                     17 March 1997    2000-2007         L2.695              284,625
         Worldwide                   31 March 1998    2001-2008         L3.030            1,872,525
         Ownership Plan               1 April 1999    2002-2009         L5.315            1,519,050
                                       31 May 2000    2003-2010          L7.79            1,261,350

         LONG-TERM INCENTIVE                                                     NUMBER OF WPP
         PLAN AWARDS                              PERFORMANCE PERIOD            ORDINARY SHARES
         -------------------              -----------------------------------   ----------------
         The WPP Performance Share Plan   1 January 1996-31 December 1998              76,203

         The WPP Performance Share Plan   1 January 1997-31 December 1999             149,562

         The WPP Performance Share Plan   1 January 1998-31 December 2000             245,384

         The WPP Performance Share Plan   1 January 1999-31 December 2001             462,404

         The WPP Performance Share Plan   1 January 2000-31 December 2002             281,418

         LEAP(1)                          1 January 1999-31 December 2003          12,960,045

         Capital Investment Plan and      N/A                                       8,594,493
         Notional Share Award Plan and
         unexercised phantom options(2)
         --------------

     NOTES:

     (1) The number of WPP Ordinary Shares shown for LEAP represents the maximum number of matching shares which is capable of vesting at the end of the performance period (in relation to awards already made and not taking into account invitations that may be made to other senior executives), if the performance requirement is satisfied to the fullest extent and subject to the retention of WPP investment shares until the end of the investment period.

     (2) The 6,445,912 WPP Ordinary Shares represent the number of shares or cash equivalent of shares which vest under the Capital Investment Plan ("CIP") and the Notional Share Award Plan ("NSAP"). As mentioned in paragraph 5.1(g) above, Sir Martin Sorrell has agreed to defer his entitlement to the 4,691,392 WPP Ordinary Shares which he would otherwise have been able to acquire in September 1999 under the CIP subject to good leaver, change of control and other specified provisions, so as to correspond with the investment period under LEAP. JMS has agreed, subject to good leaver, change of control and other specified provisions, to defer its interest under the NSAP on a similar basis to that on which Sir Martin Sorrell has agreed to defer his interest under the CIP. The NSAP relates to 1,754,520 notional WPP Ordinary Shares. The unexercised phantom options relate to 2,148,581 WPP Ordinary Shares. Please see paragraph 5.1(g) of
           Part VI for further details.

5.3   OUTSTANDING Y&R STOCK OPTIONS

     As at 21 August 2000 (the latest practicable date prior to the publication of this document) there were 23,293,354 Y&R Stock Options outstanding.

     Upon the Merger becoming effective, each outstanding Y&R Stock Option will convert into an option to acquire 4.175 new WPP Ordinary Shares, if the option holder is primarily resident or employed in Europe, or into an option to acquire 0.835 of a WPP ADS in all other cases.

6.    PRINCIPAL SUBSIDIARY UNDERTAKINGS AND ASSOCIATED UNDERTAKINGS

      WPP is the holding company of the WPP Group. The following table contains a list of the principal subsidiary undertakings and associated undertakings of WPP being those which are considered by WPP to be likely to have a significant effect on the assets and liabilities, financial position and/ or the profits and losses of the WPP Group.

                                                                             COUNTRY OF     PERCENTAGE
         NAME                     REGISTERED OFFICE          ACTIVITY       INCORPORATION      OWNED
         ----                   ----------------------  ------------------  -------------   -----------
         The Ogilvy Group,      Worldwide Plaza, 309    Holding Company     USA                 100
         Inc.                   West 49th Street
                                New York, 10019-7399
                                USA

         J. Walter Thompson     466 Lexington Avenue    Holding Company     USA                 100
         Company                New York, NY 10017 USA

         The Ogilvy Group       10 Cabot Square         Advertising         England and         100
         (Holdings) Limited     Canary Wharf                                Wales
                                London, E14 4QB
                                England

         CommonHealth LP        30 Lanidex Plaza West   Healthcare          USA                 100
                                Parsippany              Advertising
                                NJ 07054 USA

         Asatsu DK, Inc.        16-12 Ginza 7-Chome,    Advertising         Japan                20
                                Chuo-Ku
                                Tokyo 104-8172
                                Japan

         Hill &                 466 Lexington Avenue    Public              USA                 100
         Knowlton, Inc.         New York, NY 10017 USA  Relations and
                                                        Affairs

         WPP Group Services     Boulevard de            Co-ordination       Belgium             100
         S.A.                   L'Imperatrice 13,       Centre
                                B-1000 Brussels
                                Belgium

         BMRB International     Hadley House            Information and     England and         100
         Limited                79-81 Uxbridge Road     Consultancy         Wales
                                London W5 5SU
                                England

7.    DIRECTORS, PROPOSED DIRECTORS AND Y&R DIRECTORS

7.1   The Directors of WPP and their respective functions are as follows:

         DIRECTOR                                                     OFFICE
         Hamish Maxwell                                               Chairman, Non-Executive Director
         Sir Martin Stuart Sorrell                                    Group Chief Executive
         Paul Winston George Richardson                               Group Finance Director
         Brian John Nordstrom Brooks                                  Chief Human Resources Officer
         Eric Ralph Salama                                            Group Director of Strategy and
                                                                      Chief Executive of wpp.com
         John Jeremy David Bullmore                                   Non-Executive Director
         Esther Dyson                                                 Non-Executive Director
         Steven Heyer                                                 Non-Executive Director
         Masao Inagaki                                                Non-Executive Director
         John Bernard Haysom Jackson                                  Non-Executive Director
         Christopher Alasdhair Anthony Ewan Mackenzie                 Non-Executive Director
         Stanley Wilbur Morten                                        Non-Executive Director
         John Anthony Quelch                                          Non-Executive Director
         Joel Emanuel Smilow                                          Non-Executive Director

     The business address of all of the Directors of WPP is 27 Farm Street, London W1J 5RJ.

     Steven Heyer and Joel Smilow will retire as Directors of WPP on the Effective Date.

7.2   The Proposed Directors and their proposed functions will be as follows:

         PROPOSED DIRECTOR                                            OFFICE
         Michael James Dolan                                          Chief Executive Officer of Y&R
         Frederick Warren Hellman                                     Non-Executive Director
         Michael Hugh Jordan                                          Non-Executive Director
         Sir Christopher Lewinton                                     Non-Executive Director

7.3 A short biography of each of the Directors of WPP and the Proposed Directors is set out below:

     (a)   DIRECTORS

     HAMISH MAXWELL was appointed to the Board in 1996. He previously served as chairman and chief executive with Philip Morris Companies Inc. from 1984 to 1991. He was formerly a director of Bankers Trust and is a director of Sola International Inc.

     SIR MARTIN SORRELL was appointed to the Board and became group chief executive in 1986. He is a director of Colefax Group plc and a number of WPP Group subsidiary and associated companies. He was formerly a director of Storehouse plc.

     PAUL RICHARDSON was appointed to the Board in 1996. He has served as group finance director since December 1996 after spending four years with the Company as director of treasury. Previously he spent six years with Hanson plc. He is a chartered accountant and member of the Association of Corporate Treasurers. He is also a director of Chime Communications plc, Singleton Group Limited in Australia, Syzygy AG, The Grass Roots Group plc, International Business Research (USA) Inc., Internet Crimes Group, Inc. and a number of WPP Group subsidiaries.

     BRIAN BROOKS was appointed to the Board in September 1992. Previously he was a partner in Towers Perrin Limited, in New York and London. He is a lawyer and is admitted to practice law in the United States.

     ERIC SALAMA was appointed to the Board in July 1996. He is an adviser to the UK Government in the fields of creative and media industries and education and a Trustee of the British Museum. He is a director of Deckchair.com Holdings Limited, The Grass Roots Group plc, Syzygy AG and Metapack Limited.

     JEREMY BULLMORE was appointed to the Board in 1987 after 33 years at J. Walter Thompson Company Inc. (the last 11 of which he was chairman). He was chairman of the Advertising Association from 1981 to 1987. He is also a director of Guardian Media Group plc and president of National Advertising Benevolent Society.

     ESTHER DYSON was appointed to the Board in June 1999 as a non-executive director. She is also a director of Medscape, APP Group, Uproar Inc, IBS, Graphisoft N.V., EDVenture Forums, Thinking Tools Inc., LanguageWare.net, Aristotle, Audumbla, Scala Business Solutions N.V., GreaterTalent.com, CV-Online, New World Publishing, KeySystem, Cybiko, NewspaperDirect, BrunswickDirect, TrustWorks, Sourceree, Talus Solutions and on the advisory boards of Internet Capital Group, ICG Europe, Rambler Group, Municel, Tacit Information Systems and Swissair Group. She is also the chairman of EDVenture Holdings, Internet Corp. and wpp.com. She is a former director of PRT Group.

     STEVEN HEYER was appointed to the Board in May 2000. He is president and chief operating officer for Turner Broadcasting System, Inc., a division of Time Warner and was previously president and chief operating officer of Young & Rubicam Advertising Worldwide. He is chairman of Cable Advertising Bureau and a director of the Ad Council in the US. He is also a director of eHatchery and ArtisanNetwork.com. He was formerly a director of RealEstate.com.

     MASAO INAGAKI was appointed to the Board in September 1998 as a result of the WPP-Asatsu strategic alliance. He has been vice president of the Japan Advertising Agencies Association since 1987 and is a director and chairman of Asatsu-DK, Inc. He was also a director of BBDO Worldwide Inc.

     JOHN JACKSON was appointed to the Board in September 1993. He is chairman of Hilton Group plc and Celltech Chiroscience plc and a director of Billiton PLC, Brown & Jackson plc, Burdale Holdings Limited, Cambridge Animation Systems Limited, Concept Broadcast Development Limited, Envision Licensing Limited, History Today Limited, Neos Limited, John Jackson Consultants Limited, One World Action Limited, Twenty Five Ennismore Gardens Limited, Wyndeham Press Group plc, Xenova Group PLC, Urban Catalyst Limited, Oxford Technology Venture Capital Trust plc and Oxford Technology II Venture Capital Trust plc. He is also the non-solicitor chairman of Mishcon de Reya and chairman of the Countryside Alliance. He is also a former director of Caledonian Publishing plc, Duphar Limited, Hephaistos Limited, Howden Group plc, Graseby plc, National Interactive Video Centre (a charity), Peboc Limited, Pilot Investment Trust plc and Renex Limited.

     CHRISTOPHER MACKENZIE was appointed to the Board in March 2000. He is a partner and principal at Clayton, Dubilier & Rice, the US based private equity firm and a director of CD&R Limited and previously company officer of General Electric. He is a non-executive director of Fairchild - Dormier GmbH and Schulte GmbH and Jacquesson et Fils S.A.

     STANLEY MORTEN was appointed to the Board in 1991. He is chairman and president of Morten Paper and Metal, Inc. He was until recently chief operating officer of Punk, Ziegel & Company and was previously managing director of the equity division of Wertheim Schroder & Co, Inc in New York.

     JOHN QUELCH was appointed to the Board in 1988. He is Professor and Dean of the London Business School and was formerly the Sebastian S. Kresge Professor of Marketing at Harvard Business School. He is a director of Communication Services Group. He was also a director of US Office Products Company, USA Floral Products Inc and Pentland Group Plc.

     JOEL SMILOW was appointed to the Board in April 1998. He has served as a special adviser to WPP since December 1995. He is also non-executive chairman of Dinex Group LLC and a director of Lincolnshire
     Management, Inc. and a member of the advisory board of Meadowbrook Exchange Fund. He was previously chairman and chief executive officer of Playtex Products Inc. and Playtex Apparel Inc. He was also formerly a director of Barcelona Nut Processing Company and Celadon.

     (b)   PROPOSED DIRECTORS

     MICHAEL J. DOLAN, has been a vice chairman, president, chief operating officer and chief financial officer and a director of Y&R since July 1996. From 1992 to 1996, he was president and chief executive officer of the joint venture, Snack Ventures Europe, between PepsiCo Foods International ("PFI") and General Mills. He also served PFI as senior vice president, operations. He is a director of Luminant Worldwide Corporation, Thomas Weisel Partners, Gamut Interactive and is expected to become chief executive officer of Y&R and an executive director of WPP upon completion of the Merger.

     F. WARREN HELLMAN, has been a director of Y&R since December 1996. He is chairman of Hellman and Friedman LLC, a private investment company he founded in 1984. Previously he was president and a director of Lehman Brothers, as well as head of its investment banking division, and chairman of Lehman Corporation (a closed-end investment company). He is a director of Levi Strauss & Co. and II Fornaio (America) Corp., as well as a number of private venture-backed companies. He is also a director of Matrix Partners, FWB Associates and Farallon Capital Management.

     MICHAEL H. JORDAN, has been a director of Y&R since December 1999. He has been chairman of the board of directors of Luminant Worldwide Corporation since the closing of its initial public offering in September 1999 and an advisor to Luminant Worldwide Corporation since January 1999. In addition, since May 1999, he has been chairman of the board of directors of eOriginal, Inc. and chief executive officer since December 1999. He retired in December 1998 as chairman and chief executive officer of CBS Corporation, formerly Westinghouse Electric Corporation, positions he held since June 1993. Prior to joining Westinghouse Electric Corporation, he was a principal with the investment firm of Clayton, Dubilier & Rice, Inc. from September 1992 to June 1993. From 1974 to 1992 he was an executive at PepsiCo, Inc. holding a number of positions including president and chief financial officer. He is also a director of Aetna Inc., Clariti Telecommunications International Ltd., Dell Computer Corp., and Marketwatch.com Inc. He is a member of the President's Export Council, the chairman of the US-Japan Business Council, the chairman of The College Fund/UNCF and the chairman of the Policy Board of the Americans for the Arts. He was formerly a director of CVS Corporation, Rhone-Poulenc Rorer, Inc, and is currently a director of Digital Convergence.com Inc., Enikia LLC, eRewards Inc., Eritmo.com Inc., GrupoCima, Microcast Incorporated and Wirebreak Networks, Inc., Sky Auction.com Inc. and The Feld Group.

     SIR CHRISTOPHER LEWINTON, has been a director of Y&R since May 1999. He is chairman of TI Group plc, a specialised engineering company, a position he has held since 1989 and is a director of Video Networks Limited. He was formerly on the supervisory board of Mannesmann A.G., and formerly a director of Messier Dowty International and Reed Elsevier PLC.

7.4   The Directors of Y&R and their respective functions are as follows:

         Y&R DIRECTOR                          OFFICE
         Thomas D. Bell, Jr.                   Chairman and Chief Executive Officer
         Michael J. Dolan                      Vice Chairman, President and Chief Operating Officer
         Edward H. Vick                        Director
         Richard S. Bodman                     Director
         F. Warren Hellman                     Director
         Michael H. Jordan                     Director
         Sir Christopher Lewinton              Director
         John F. McGillicuddy                  Director
         Judith H. Rodin                       Director
         Alan D. Schwartz                      Director

     The business address of all the Directors of Y&R is 285 Madison Avenue, New York NY 10017.

7.5   DIRECTORS' SERVICE CONTRACTS

     7.5.1 SIR MARTIN SORRELL

     (a) Sir Martin Sorrell's services to the WPP Group outside the USA are provided by JMS and he is employed by WPP Group USA, Inc. for his duties in the USA.

     (b) Taken together, the agreement with JMS (the "UK Agreement") and the agreement with Sir Martin Sorrell (the "US Agreement") provide for annual salary and fees of L840,000, annual pension contributions of
            L336,000, an annual bonus of up to 200% of his annual salary and fee, and participation in LEAP. In addition, JMS has certain unexercised phantom options which are referred to in paragraph 5.1.(g) of this Part VI.

     (c) Sir Martin Sorrell and JMS have, in addition, agreed to defer their respective interests under CIP and NSAP as described in paragraph 5.1(g) above until September 2004. JMS has also stated its intention not to exercise its phantom options in respect of 1993 until March 2003 and has agreed to defer its interests in the phantom options in respect of 1994 until March 2004.

     (d) In addition, the Company is under an obligation to reimburse JMS the cost of providing life and accident insurance, health insurance, other benefits as may be agreed from time to time and 50% of the reasonable cost of providing insurance against the UK Agreement and the US Agreement terminating in the event of death, ill-health or disability.

     (e) The Company may terminate the UK Agreement and the US Agreement with immediate effect for certain defaults committed by either JMS or Sir Martin Sorrell and in the event of Sir Martin Sorrell's ill-health or disability in accordance with the provisions of the UK Agreement and the US Agreement ("Permitted Terminations").

     (f) In a number of specified circumstances, such as a reduction by the Company in the fees payable or the bonus and incentive provisions contained in the UK Agreement and the US Agreement, JMS and Sir Martin Sorrell may terminate the UK Agreement and the US Agreement and any such termination will be deemed to be a termination of the UK Agreement and the US Agreement by the Company. JMS may terminate the UK Agreement if a person acquires 20% or more of the Company and, within 12 months, the majority of the Board of WPP alters and JMS does not approve the appointments to the Board of WPP. If the US Agreement terminates (for reasons other than a US divestment following which Sir Martin Sorrell is offered similar employment with another member of the WPP Group), the UK Agreement will also terminate. Upon a change of control of the Company, JMS and Sir Martin Sorrell may terminate the UK Agreement and US Agreement respectively within 90 days and the Company is obliged to pay two times the annual fees, salary and bonuses and, in respect of the US Agreement, pension contributions payable to JMS and Sir Martin Sorrell. If the Company terminates the UK Agreement and the US Agreement for any reason other than a Permitted Termination then the Company shall pay to JMS and Sir Martin Sorrell amounts representing twice of each of their annual fee and salary.

     (g) Sir Martin Sorrell has also entered into covenants, which apply for the period of 12 months following termination of the UK Agreement and the US Agreement ("Termination"), under which he has agreed not to compete with any business carried on by the Company or any member of the WPP Group in any country in which the business of the Company or any member of the WPP Group is carried on at the date of Termination, nor to solicit business or custom or services, which are substantially similar to or competitive with the services being provided by the Company or any member of the WPP Group, from major clients or clients with which Sir Martin Sorrell was involved in the 12 months before Termination, nor to induce suppliers with whom he was actively involved during the twelve months ending on Termination, nor to induce employees with whom he had material dealings in connection with the provision of services during the 12 months ending on Termination to cease employment with the Company or any member of the WPP Group.

     7.5.2 MR. PAUL RICHARDSON

           Mr Paul Richardson has a service agreement dated 8 January 1997. The agreement is terminable at any time on 12 months' notice by either party. Mr Richardson is entitled to receive an annual salary from 1 April 1999 of L225,000, an annual bonus of between 50% and 75% of base salary subject to the satisfaction of annual performance targets and to participate in the WPP Performance Share Plan and LEAP.
            Mr Richardson is also entitled to a pension contribution equal to 10% of base salary, a car allowance, private medical cover and risk benefit cover.

     7.5.3 MR. BRIAN BROOKS

           Mr Brian Brooks has a service agreement dated 1 June 1993. The agreement is terminable at any time by not less than 12 months' written notice given by either party. Mr Brooks is entitled to receive an annual salary of US$325,000, a bonus of between 50% and 75% of base salary subject to certain conditions being met and incentives under the WPP Performance Share Plan and LEAP. Mr Brooks is also entitled to be a member of the medical, dental, retirement and disability plan established by WPP Group USA, Inc and life insurance cover.

     7.5.4 MR. ERIC SALAMA

           Mr Eric Salama has a service agreement dated 1 April 1997. The agreement is terminable at any time on 12 months' notice by either party. Mr Salama is entitled to receive an annual salary from 1 April 1999 of L165,000, an annual bonus of between 50% and 75% of base salary subject to the satisfaction of annual performance targets and to participate in the WPP Performance Share Plan and LEAP.
           Mr Salama is also entitled to a pension contribution equal to 10% of base salary, a car allowance, private medical cover and risk benefit cover.

     7.5.5 NON-EXECUTIVE DIRECTORS

           The following non-executive Directors all have letters of appointment for a three year term and are entitled to receive the fees set out below and to be reimbursed all reasonable out of pocket expenses:

                                                                                         DATE OF
                NAME                                                 FEES              APPOINTMENT
                ----                                              ----------       -------------------
                Hamish Maxwell                                     L102,000              15 July 1996
                Jeremy Bullmore(1)                                  L25,000          23 December 1987
                Esther Dyson(2)                                     L25,000              28 June 1999
                Steven Heyer                                        L25,000               18 May 2000
                Masao Inagaki(3)                                         --         14 September 1998
                John Jackson                                        L30,000         28 September 1993
                Christopher Mackenzie                               L25,000             14 March 2000
                Stanley Morten                                      L30,000           2 December 1991
                John Quelch                                         L25,000          11 February 1988
                Joel Smilow                                         L25,000             23 April 1998
                --------------

           NOTES:

           (1) In addition to his fee as a non-executive Director, Jeremy Bullmore is also entitled to receive further remuneration under his consulting arrangements with the Company. In this respect, for the year ended 31 December 1999, Mr Bullmore received an additional L46,000 and the sum of L11,000 as a car allowance.

           (2) In addition to her fee as a non-executive Director, Esther Dyson is entitled to consulting fees of US$10,000 per day for services she provides to wpp.com. She may elect to receive all or part of this fee in the form of WPP Ordinary Shares.

           (3)     Pursuant to the agreement referred to in paragraph 9.1(c) of
                 Part VI of this document, Asatsu-DK, Inc. has the right to appoint a non-executive director to the WPP Board subject to it retaining its shareholding in WPP. Mr. Inagaki was appointed pursuant to this right.

           (4) Steven Heyer and Joel Smilow will retire as Directors of WPP on the Effective Date.

7.6   PROPOSED DIRECTORS' SERVICE CONTRACTS AND LETTERS OF APPOINTMENT

     7.6.1 MR. MICHAEL DOLAN'S SERVICE CONTRACT

     (a) Contemporaneously with the execution of the Merger Agreement, Y&R entered into a service agreement with Mr. Michael J. Dolan, a vice chairman of Y&R and Y&R's chief operating officer, to serve as chief executive officer of Y&R following the Merger.

     (b) Mr. Dolan's service agreement provides for an initial four year term of employment which begins upon completion of the Merger. The service agreement also provides for a one year extension of the term of Mr. Dolan's employment. Under his service agreement, Mr. Dolan's remuneration will comprise:

           (i) a starting annual base salary of US$800,000, subject to increase by WPP;

           (ii) an annual cash bonus with a target bonus amount of US$600,000 (but with an opportunity to earn up to 200% of his base salary) to be determined based on the achievement of annual targets provided that for the year 2000, Mr. Dolan's annual bonus will not be less than US$800,000;

           (iii) a one-time stay bonus of US$800,000 payable on the first anniversary of completion of the Merger if Mr. Dolan is then an employee of Y&R;

           (iv) on 1 January 2001, an award of 5,000 units (indexed to the value of WPP Ordinary Shares) pursuant and subject to the terms and conditions of a long-term incentive plan to be established after completion of the Merger. The plan under which the award will be made will be modelled on the WPP Operating Company Long Term Incentive Plan (see paragraph 5.1(f) above);

           (v) in September 2001, the grant of stock options to acquire WPP ADSs with an aggregate fair market value equal to his annual base salary at that time, subject to the terms of the Executive Plan;

           (vi) the right to participate in LEAP and the incentive and employee stock option programmes of WPP and the employee benefit programmes of Y&R on special terms.

     (c) Mr. Dolan's service agreement also provides that if his employment is terminated by Y&R without cause (as defined in the service agreement) or he leaves Y&R for good reason (as defined in the service agreement) within two years following completion of the Merger, he will be entitled to receive:

             (i) a pro-rata bonus for the performance year in which his contract is terminated;

            (ii) a severance benefit equal to three times the sum of:

                 (aa) his highest annual base salary at any time during the 12 months immediately preceding the date of termination of his contract; and

                 (bb) the greater of his annual target bonus immediately preceding the date of termination of his contract and the average of his annual bonuses earned during the three year period preceding the Merger; and

            (iii) insurance and supplemental retirement benefits.

     (d) If however Mr. Dolan's employment is terminated by Y&R without cause (as defined in the service agreement) or he leaves Y&R for good reason (as defined in the service agreement) within the third or fourth year of the initial term of his service agreement, he will be entitled to a severance benefit equal to, depending upon the time of termination, no less than one times but no more than two times the sum of:

             (i) the greater of his annual base salary during the year preceding the termination of his employment; and

            (ii) the greater of his annual target bonus amount immediately preceding the date of termination of his contract and the average of his annual bonuses earned during the three year period preceding the Merger.

     (e) The service agreement provides that if any payments to Mr. Dolan under the agreement or otherwise would be subject to tax under
           Section 4999 of the US Code, Y&R will provide an additional payment so that Mr. Dolan will receive a net amount equal to the payment he would have received if the tax had not applied.

     (f) Mr. Dolan's service agreement also provides that with respect to any awards of performance shares granted to him under the Young
           & Rubicam 1997 Incentive Compensation Plan, performance goals and other conditions will be deemed to be met as of the effective time of the Merger and Y&R will pay him a lump sum cash payment equal to the value of these performance shares. The benefits payable under his service agreement are in lieu of any severance benefits payable to Mr. Dolan under any other agreements or severance plans of Y&R.

     (g) Mr. Dolan has also entered into covenants which apply for 12 months following termination of his service agreement, under which he has agreed not to:-

             (i) for one year, work for any competitor of Y&R on the account of any Y&R client with whom he had a direct relationship or as to which he had a significant involvement at any time during the two years prior to his termination;

            (ii) for one year, if his responsibilities are of a corporate nature and do not principally involve client service, work for a principal competitor of Y&R in a similar function;

            (iii) for one year, if his responsibilities are of a client service related nature, work for a competitor of Y&R on the account of any substantial competitor of any client for which he had substantial responsibility during the two years prior to termination or work directly for a competitor of these clients;

            (iv) for one year, solicit or hire any employee of Y&R; and

            (v) at any time, disclose any confidential information of Y&R and its clients.

     7.6.2 Following completion of the Merger, each of the Proposed Directors (other than Mr. Dolan) will be appointed as a non-executive Director of WPP for an initial two year fixed period and will be entitled to receive fees of L25,000 per annum and to be reimbursed for all reasonable out of pocket expenses.

7.7 Save as disclosed in paragraph 7.3 above, none of the Directors or Proposed Directors has been a partner in any partnership in the last five years.

7.8 None of the Directors or Proposed Directors has any unspent convictions in relation to indictable offences, has been bankrupt or has made or been the subject of any individual voluntary arrangement.

7.9 Other than as referred to in this paragraph 7.9, none of the Directors or Proposed Directors has been a director of any company at the time of or within the 12 months preceding the date of its receivership, compulsory liquidation, creditors voluntary liquidation, administration, company voluntary arrangement or any composition or arrangement with its creditors generally or any class of its creditors. Sir Martin Sorrell is a director of certain WPP companies, being Wigmore Limited, Wigmore Properties Holdings plc and Farfind Limited, all of which are in liquidation. There is no deficiency to creditors in any of these liquidations. John Jackson was a director of Quorum Computers Limited which was put into receivership. There were no deficiencies to secured creditors but there was a deficiency to unsecured creditors totalling L100,000 and to shareholders totalling L560,000. Mr. Hellman was a director of MobileMedia Corporation until 14 August 1998. On 30 January 1998 MobileMedia Corporation (the "company"), and its subsidiaries filed for bankruptcy protection under chapter 11 of title II of the US Code. The company is subject to the jurisdiction of the United States Bankruptcy Court for the District of Delaware (the "Court"). The company submitted a plan of reorganisation to the Court for approval, which was approved in connection with the company's merger into Arch Communications Group, Inc. in 1999. All creditors were satisfied in cash or by the issue of stock in Arch Communications Group, Inc.

7.10 None of the Directors or Proposed Directors has been a partner of any partnership which has been placed into compulsory liquidation or administration or entered into a partnership voluntary arrangement at the time of or within 12 months preceding such event and there have been no receiverships of any asset of any of the Directors or Proposed Directors or of any partnership of which any of the Directors or Proposed Directors was a partner at the time of or within the 12 months preceding such events.

7.11 None of the Directors or Proposed Directors has been publicly criticised by any statutory or regulatory authority or disqualified by a court from acting as a director of a company or from acting in the management or conduct or the affairs of any company.

7.12 No Director or Proposed Director has, or has had, any interest in any transactions which are or were unusual in their nature and conditions or significant to the business of the WPP Group and which were effected by the Company (i) during the current or immediately preceding financial year of the Company or (ii) during an earlier financial year and which remain in any respect outstanding or unperformed.

7.13 The aggregate remuneration (including benefits in kind and pension contributions) of the Directors of WPP for the year ended 31 December 1999 was L7,846,000. Save as disclosed in paragraphs 7.6 above and 7.14 below, the total emoluments receivable by the Directors or Proposed Directors of WPP will not be varied as a consequence of the Merger.

8.    INTERESTS OF THE DIRECTORS AND THE PROPOSED DIRECTORS

8.1 As at 23 August 2000 (the latest practicable date prior to the publication of this document) and immediately following completion of the Merger the interests of the Directors and the Proposed Directors and persons connected with them (within the meaning of section 346 of the Companies Act) in the issued share capital of WPP (all of which, unless otherwise stated, are beneficial) which (i) have been notified by each Director or Proposed Director to the Company pursuant to sections 324 or 328 of the Companies Act; or (ii) are required pursuant to section 325 of the Companies Act to be entered in the register referred to therein; or (iii) are interests of a connected person of a Director or Proposed Director and which would, if the connected person were a Director, be required to be disclosed under
     (i) and (ii) above, and the existence of which is known or could with reasonable diligence be ascertained by the Director or Proposed Director, were as follows:

                                                                                            IMMEDIATELY FOLLOWING
                                                                                              COMPLETION OF THE
                                                         BEFORE THE MERGER                         MERGER
                                            --------------------------------------------   -----------------------
                                                                            PERCENTAGE
                                                     NUMBER OF               OF ISSUED
                                                        WPP                  ORDINARY      PERCENTAGE OF ENLARGED
                                                      ORDINARY             SHARE CAPITAL    ISSUED ORDINARY SHARE
                DIRECTOR                               SHARES                   (%)            CAPITAL (%)(1)
                --------                    ----------------------------   -------------   -----------------------
                Hamish Maxwell                                    35,000         0.01                 0.01
                Sir Martin Sorrell(2)                         11,238,373         1.44                 0.93
                Paul Richardson                                  331,176         0.04                 0.03
                Brian Brooks                                     361,783         0.04                 0.03
                Eric Salama                                      429,576         0.05                 0.03
                Jeremy Bullmore                                   20,065         0.01                 0.01
                Esther Dyson                                          --           --                   --
                Steven Heyer                                          --           --                   --
                Masao Inagaki(4)                              31,295,646         4.02                 2.60
                John Jackson                                      12,500         0.01                 0.01
                Christopher Mackenzie                             10,000         0.01                 0.01
                Stanley Morten                                    20,000         0.01                 0.01
                John Quelch                                       10,000         0.01                 0.01
                Joel Smilow                                      100,000         0.01                 0.01
                Michael J. Dolan                                      --           --                 0.07
                F. Warren Hellman                                     --           --                 0.01
                Michael H. Jordan                                     --           --                 0.01
                Sir Christopher Lewinton                              --           --                 0.01
                --------------

           NOTES:

           (1) Assumes that during the period between 23 August 2000 and the date on which completion of the Merger occurs no new WPP Ordinary Shares are issued other than in connection with the Merger and that there will be no dealings by any Director or Proposed Director (or his connected person).

           (2) Sir Martin Sorrell is also interested in the WPP Ordinary Shares set opposite his name at paragraph 8.2 below.

           (3) Messrs Richardson, Brooks, and Salama are respectively also interested in the number of WPP Ordinary Shares set opposite their names at paragraph 8.2 below.

           (4) Mr. M. Inagaki is a director and chairman of Asatsu-DK, Inc. which is interested in 31,295,646 WPP Ordinary Shares representing 4.02% of the issued share capital of the Company immediately before the Merger.

           (5) Each of the Directors has a technical interest as an employee and potential beneficiary in one of the Company's ESOPs in shares in the Company held under the relevant ESOP.

           (6) Each of Messrs Maxwell, Bullmore, Jackson, Mackenzie, Morten and Quelch are interested in less than 0.01% of the existing issued share capital and will be interested in less than 0.01% of the enlarged issued share capital of WPP immediately following completion of the Merger.

           (7) None of the Proposed Directors has any interest in WPP Ordinary Shares save for interests in WPP ADSs arising upon the Merger becoming effective (see paragraph 8.3 below for these details). Messrs Hellman, Jordan and Lewinton will be interested in less than 0.01% of the enlarged issued share capital of WPP immediately following completion of the Merger.

           (8) Steven Heyer and Joel Smilow will retire as Directors of WPP on the Effective Date.

8.2 As at 23 August 2000 (the latest practicable date prior to the publication of this document) the Directors had been granted awards over WPP Ordinary Shares under the WPP Share Schemes as follows:

                                                            NUMBER OF
         DIRECTOR                               PLAN     ORDINARY SHARES      PERFORMANCE PERIOD
         --------                             --------   ----------------   -----------------------
         Sir M S Sorrell                      --            8,594,493(1)                       N/A
                                              PSP             219,812       1 Jan 1999-31 Dec 2001
                                              PSP             137,255       1 Jan 2000-31 Dec 2002
                                              LEAP          5,369,070       1 Jan 1999-31 Dec 2003

         P W G Richardson                     PSP              10,577       1 Jan 1996-31 Dec 1998
                                              PSP              33,470       1 Jan 1997-31 Dec 1999
                                              PSP              55,513       1 Jan 1998-31 Dec 2000
                                              PSP              65,944       1 Jan 1999-31 Dec 2001
                                              PSP              36,765       1 Jan 2000-31 Dec 2002
                                              LEAP            299,030       1 Jan 1999-31 Dec 2003

         B J Brooks                           PSP              18,545       1 Jan 1996-31 Dec 1998
                                              PSP              29,990       1 Jan 1997-31 Dec 1999
                                              PSP              46,728       1 Jan 1998-31 Dec 2000
                                              PSP              50,623       1 Jan 1999-31 Dec 2001
                                              PSP              32,185       1 Jan 2000-31 Dec 2002
                                              LEAP            272,600       1 Jan 1999-31 Dec 2003

         E R Salama                           PSP              12,400       1 Jan 1996-31 Dec 1998
                                              PSP              27,892       1 Jan 1997-31 Dec 1999
                                              PSP              46,261       1 Jan 1998-31 Dec 2000
                                              PSP              48,359       1 Jan 1999-31 Dec 2001
                                              PSP              26,961       1 Jan 2000-31 Dec 2002
                                              LEAP            272,645       1 Jan 1999-31 Dec 2003

------------------

      NOTES:

      (1) This represents the interests of Sir Martin Sorrell and JMS in the CIP, the NSAP and unexercised phantom options. See paragraph 5.1(g) above for further details.

      (2) The number of WPP Ordinary Shares shown for LEAP represent the maximum number of matching shares which are capable of vesting at the end of the performance period for these Directors and JMS, if the performance requirement is satisfied to the fullest extent and subject to the retention of WPP investment shares until the end of the investment period which expires in September 2004.

8.3 As at 23 August 2000 (the latest practicable date prior to publication of this document) the Proposed Directors are interested in the following Y&R Common Shares and Y&R Stock Options and will be interested in the following number of WPP ADSs immediately after completion of the Merger:

                                                                                   IMMEDIATELY
                                                                                      AFTER
                                                                                  COMPLETION OF
                                                    BEFORE THE MERGER               THE MERGER
                                           -----------------------------------   ----------------
                                            NUMBER OF Y&R
                                                COMMON         NUMBER OF Y&R      NUMBER OF WPP
                                                SHARES        STOCK OPTIONS(1)       ADSS(2)
         PROPOSED DIRECTOR                 ----------------   ----------------   ----------------
         Michael J. Dolan                      254,679(3)         810,865            889,729
         F. Warren Hellman                       285,916            2,000            240,409
         Michael H. Jordan                         2,835            2,000              4,037
         Sir Christopher Lewinton                  3,209            2,000              4,349

------------------

      NOTES:

      (1) All of the Proposed Directors hold unvested options to purchase Y&R Common Shares granted under the Y&R Director Deferred Fee Plan and the Y&R Director Stock Option Plan. Upon the Merger becoming effective, each of Messrs Dolan, Hellman, Jordan and Lewinton will be entitled to receive 0.835 of a WPP ADS upon exercise of each option to acquire a Y&R Common Share.

      (2) This assumes (i) that each of Messrs Dolan, Hellman, Jordan and Lewinton will elect to receive 0.835 of a WPP ADS for each Y&R Common Share he holds rather than elect to receive five new WPP Ordinary Shares in lieu of each WPP ADS he would otherwise be entitled to receive and (ii) that each Y&R Stock Option is exercised.

      (3) Of the 254,679 Y&R Common Shares which Mr. Dolan is interested in 1,200 Y&R Common Shares are held by his wife and children.

8.4 No loans have been granted or guarantees provided to or for the benefit of any of the Directors or Proposed Directors by any member of the WPP Group.

8.5 Save as disclosed in paragraphs 8.1, 8.2 and 8.3 of Part VI of this document, none of the Directors of WPP nor any of the Proposed Directors nor any persons connected with them have any interests in the share capital of WPP.

8.6 Save as disclosed below, as at 23 August 2000, (the latest practicable date prior to the publication of this document) the Directors and Proposed Directors were not aware, nor had they been notified in accordance with
     Part VI of the Companies Act, that any person was interested directly or indirectly in WPP Ordinary Shares amounting to 3% or more of the current issued share capital of WPP or would be, immediately following completion of the Merger, interested in 3% or more of WPP's issued share capital as enlarged by the Merger.

                                                     PERCENTAGE OF ISSUED     PERCENTAGE OF ISSUED
                                     NUMBER OF        SHARE CAPITAL HELD         SHARE CAPITAL
                                    WPP ORDINARY      BEFORE THE MERGER       FOLLOWING COMPLETION
         NAME OF SHARE OWNER           SHARES                (%)               OF THE MERGER (%)
         -------------------       --------------   ----------------------   ----------------------
         Legg Mason                   41,081,541               5.27                            3.42

         Asatsu-DK, Inc.              31,295,646               4.02                            2.60

         WPP ESOP                     30,761,069               3.95                            2.56

         CGNU plc                     26,327,909               3.38                            2.19
         --------------

      NOTE:

     This assumes that 433,710,712 new WPP Ordinary Shares will be issued in connection with the Merger and that there will be no dealings by such share owners in WPP Ordinary Shares during the period between 23 August 2000 and the date of completion of the Merger.

8.7 So far as the Directors and Proposed Directors are aware there are no persons who, directly or indirectly, jointly or severally, exercise or could exercise control over WPP.

9.    MATERIAL CONTRACTS

9.1 The following contracts (not being contracts entered into in the ordinary course of business) (i) have been entered into by a member of the WPP Group during the two years immediately preceding the date of this document and are or may be material or (ii) contain a provision under which a member of the WPP Group has an obligation or entitlement which is or may be material to the WPP Group as at the date of this document:

     (a) A US$500,000,000, four year, multicurrency revolving credit facility agreement dated 3 July 1998 between WPP and certain of its subsidiaries as borrowers, certain specified banks and financial institutions as lenders, Bankers Trust Company as facility agent and Bankers Trust International, Barclays Bank PLC and J.P. Morgan Securities Ltd. as arrangers. The facility is available for general corporate purposes. The margin payable under the facility is initially 0.425% per annum (plus LIBOR and reserve asset costs (as defined therein)) although following delivery of a ratio certificate by WPP this may be adjusted to between a range of 0.55% per annum to 0.2% per annum. The obligations of each of the borrowers to the facility agent and each of the lenders under the facility are guaranteed by WPP.

     (b) An indenture dated 15 July 1998 between WPP Finance (USA) Corporation, WPP as guarantor and Bankers Trust Company as trustee, in connection with the issue by WPP Finance (USA) Corporation of US$200,000,000 6 5/8% Notes due 15 July 2005 and US$100,000,000
           6 7/8% Notes due 15 July 2008 (together, the "Notes"). The Notes are fully and unconditionally guaranteed by WPP. Pursuant to the Indenture, WPP is subject to certain covenants and restrictive covenants including a negative pledge and limitations on sale and leaseback transactions and on indebtedness of certain subsidiaries. The Indenture contains customary provisions with respect to events of default by WPP or WPP Finance (USA) Corporation.

     (c) An agreement dated 3 August 1998 between WPP and Asatsu-DK, Inc ("Asatsu") pursuant to which WPP subscribed for approximately 23% (at that time) of the share capital of Asatsu for approximately L139 million and Asatsu subscribed for 31,295,646 WPP Ordinary Shares representing approximately 4% (at that time) of the issued share capital of WPP. Each party agreed not to transfer any shares held by them in the other for a period of five years and thereafter only to transfer such shares following a procedure set out in the agreement. Each party is further entitled to nominate a non-executive director to the board of the other subject to retaining its shareholding in the other. On the same date, Asatsu and WPP entered into a co-operation and alliance agreement to exploit mutual opportunities for business both inside and outside Japan. Due to the disparity of the percentage shareholdings of WPP in Asatsu and of Asatsu in WPP, an agreement was also entered into on 3 August 1998 imposing, INTER ALIA, limitations, in certain circumstances, on the voting rights in respect of the shares held by WPP in Asatsu.

     (d)   A syndicated 364 day revolving credit facility agreement dated
           15 October 1999 between WPP Pearls Limited as borrower, WPP, Barclays Bank PLC as agent and arranger and certain financial institutions as lenders. The borrowers under the facility are WPP Pearls Limited and any other subsidiary of WPP that accedes to the facility as borrower. The aggregate amount of the revolving credit facility available under the agreement is US$150,000,000. The facility is available to be used for general corporate purposes and may be drawn down in dollars or in any other currency which is freely transferable and available in the London interbank market. The interest payable under the facility is 0.40% per annum over LIBOR and reserve asset costs (as defined therein). The obligations of each of the borrowers under the agreement are guaranteed by WPP and by any other subsidiary of WPP that accedes to the facility.

     (e) A US$700,000,000, 364 day, multicurrency revolving credit facility agreement dated 7 August 2000 between WPP Finance Co. Limited and WPP Group U.S. Finance Corp. as borrowers, WPP as guarantor, Citibank International plc as facility agent and certain specified banks and financial institutions as lenders. The facility is available to finance the working capital requirements of the WPP Group and, following completion of the Merger, to repay certain existing indebtedness of the Y&R Group and to finance the working capital requirements of the Y&R Group. The term of the facility may be extended for a further 364 days at the discretion of each of the lenders on the request of WPP in its capacity as borrowers' agent. The whole or part of the facility may be converted into a term loan with a fixed term to 7 August 2003 at any time during the first year following signing (subject to certain restrictions). The interest payable under the facility is 0.40% per annum, over LIBOR (or in the case of advances in Euros EURIBOR) and mandatory costs. The obligations of each of the borrowers under the agreement are guaranteed by WPP.

     (f)    the contracts relating to the Merger referred to in Section A of
           Part V of this document.

9.2 The following contracts (not being contracts entered into in the ordinary course of business) (i) have been entered into by a member of the Y&R Group during the two years immediately preceding the date of this document and are or may be material or (ii) contain a provision under which a member of the Y&R Group has an obligation or entitlement which is material to the Y&R Group as at the date of this document:

     (a) A lease dated 12 July 1984 between Peter Catalano and Michael Kornblum and Y&R relating to the lease of offices at 230 Park Avenue South, New York, New York for a current annual rent of US$16,650,000 increasing by an annual rate of 3.5% for the remainder of the lease. The lease is due to expire on 22 January 2006, although Y&R has the option to renew the lease for 4 further terms of 5 years each.

     (b) A US$200,000,000, one-year credit facility agreement ("the facility") dated 30 June 1999 between Y&R as borrower, certain banks and financial institutions, Citibank N.A. as administrative and documentation agent, and Salomon Smith Barney Inc. as arranger and book manager, as amended and restated by an agreement dated 29 June 2000. The facility contains customary provisions with respect to warranties and representations events of default, restrictive covenants including negative pledges and restrictions on future borrowings. Y&R is required to pay interest on outstanding borrowings under the facility at varying rates, generally equal to the base rate, or to an applicable margin in the range of 0.525% per annum to 0.700% per annum plus LIBOR (depending on the ratio of debt to earnings (before interest, taxation, depreciation and amortisation)). Y&R is also required to pay a facility fee ranging from 0.100% per annum to 0.175% per annum to 0.200% per annum on the total amount of the commitment.

     (c) An indenture dated 20 January 2000 between Y&R and Bank of New York as trustee pursuant to which Y&R issued US$287,500,000 Y&R Convertible Notes. The Y&R Convertible Notes are currently convertible into an aggregate of 3,919,030 Y&R Common Shares at a conversion price of US$73.36 per share. After the Merger the Y&R Convertible Notes will be convertible into 0.835 of a WPP ADS for each Y&R Common Share into which they were convertible prior to the Merger.

     (d) A US$400,000,000, five year unsecured revolving credit facility ("the Revolving Credit Facility") dated 8 May 1998, between Y&R and other members of the Y&R Group as borrowers, certain banks and financial institutions, Citibank N.A. as administrative and documentation agent, Bank of America National Trust and Savings Association as syndication agent, Citicorp Securities as arranger, and BancAmerica Robertson Stephens as co-arranger, as amended by an agreement dated 30 June 1999. The Revolving Credit Facility contains customary provisions with respect to warranties and representations, events of default, and restrictive covenants including negative pledges and restrictions on future borrowings. Y&R is required to pay interest on outstanding borrowings under the Revolving Credit Facility at varying rates, generally equal to the base rate, or to an applicable margin in the range of 0.275% per annum to 0.300% per annum plus LIBOR (depending on the ratio of debt to earnings (before interest, taxation, depreciation, and amortisation)). Y&R is also required to pay a facility fee ranging from 0.125% per annum to 0.200% per annum of the total amount of the commitment. Under the Revolving Credit Facility, Y&R guarantees the obligations of each borrower.

     (e)   The contracts relating to the Merger referred to in Section A of
           Part V of this document.

10.   LITIGATION

10.1  WPP

     (a) Save as set out in subparagraphs (b) and (c) below, there are no, nor have there been any, legal or arbitration proceedings nor, so far as the Directors of WPP are aware, are any such proceedings pending or threatened by or against WPP or any of its subsidiaries, which may have, or have had during the 12 months preceding the date of this document, a significant effect on the WPP Group's financial position.

     (b) During 1997, WPP entered into negotiations with Canary Wharf Limited to take a lease of the five floors of 25 North Colonade, Canary Wharf. Although heads of terms were exchanged, contracts were not entered into, and WPP and Ogilvy & Mather Limited commenced proceedings against Canary Wharf Limited and certain of its directors and employees for damages for fraudulent misrepresentation, conspiracy, deceit and unlawful interference with WPP's business interests. The four week trial concluded on 14 July 2000. Judgment was given by Mr Justice Ferris on 23 August 2000. The trial was concerned only with issues of liability, and, therefore, the judgment did not deal with the question of damages. Judgment was given in favour of Canary Wharf Limited. A costs order has not yet been made. If costs are awarded against WPP and Ogilvy & Mather Limited they are likely to be in the region of L600,000 to L800,000.

     (c) An action was commenced by Hispanic Newspapers Network, Inc., and others, in the United States District Court for the Southern District of New York in August 2000 against Ogilvy & Mather, J. Walter Thompson, Y&R and WPP (the "defendants"). The plaintiffs represent a group of fourteen Hispanic owned newspapers. The complaint is based on causes of action for certain alleged antitrust violations, civil rights violations and other statutory violations based on the plaintiffs' allegation that the defendants conspired to unlawfully exclude the plaintiffs from earning advertising revenues from various federal government advertising accounts. The plaintiffs seek compensatory damages of no less than US$300 million, treble damages, unspecified punitive damages and injunctive relief. The defendants have yet to be served in the action. WPP and Y&R believe that the action is without substance and intend to vigorously defend this action.

10.2  Y&R

     (a) Save as referred to in paragraph 10.1(c) above, there are no, nor have there been any, legal or arbitration proceedings nor, so far as Y&R are aware, are any such proceedings pending or threatened by or against Y&R or any of its subsidiaries which may have, or have had during the 12 months preceding the date of this document, a significant effect on the Y&R Group's financial position.

11.   PRINCIPAL ESTABLISHMENTS

     WPP Group's principal establishments and summary details of them are as follows:

                                                  PRINCIPAL
         ESTABLISHMENT AND LOCATION               ACTIVITY     AREA (SQ. FT.)   FREEHOLD/LEASEHOLD
         --------------------------              -----------   --------------   -------------------
         The Ogilvy Group, Inc                   Advertising      585,460            Leasehold
         Worldwide Plaza
         309 West 49th Street
         New York, New York USA

         J Walter Thompson USA Inc.              Advertising      456,132            Leasehold
         466 Lexington Avenue
         New York
         New York, USA

         J Walter Thompson USA Inc.              Advertising      173,234            Leasehold
         900 North Michigan Avenue
         Chicago, Illinois USA

         The Ogilvy Group (Holdings) Limited     Advertising      103,854            Leasehold
         10 Cabot Square
         London, England

         J Walter Thompson USA Inc               Advertising       98,202            Leasehold
         500 Woodward Avenue
         Detroit, Michigan USA

12.   UNITED KINGDOM TAXATION

     THE FOLLOWING SUMMARY IS NOT EXHAUSTIVE, IS INTENDED AS A GENERAL GUIDE FOR WPP SHARE OWNERS WHO ARE RESIDENT OR ORDINARILY RESIDENT FOR TAX PURPOSES IN THE UK ONLY (THE "UK SHARE OWNERS") AND RELATES ONLY TO UK TAXATION. IT IS BASED ON CURRENT UK LAW AND CURRENT PUBLISHED INLAND REVENUE PRACTICE AND MAY NOT APPLY TO CERTAIN SPECIAL CATEGORIES OF UK SHARE OWNERS, SUCH AS DEALERS IN SECURITIES. WPP SHARE OWNERS WHO ARE IN ANY DOUBT ABOUT THEIR TAX POSITION OR WHO ARE SUBJECT TO TAX IN ANY JURISDICTION OTHER THAN THE UK SHOULD CONSULT THEIR OWN APPROPRIATE PROFESSIONAL ADVISER IMMEDIATELY.

     There is no UK withholding tax on dividends nor will WPP any longer be liable to account for advance corporation tax in respect of the payment of any dividend.

     An individual UK share owner who receives a dividend will be entitled to a tax credit equal to one ninth of the dividend. The individual will be taxable on the total of the dividend and the related tax credit (the " gross dividend"), which will be regarded as the top slice of such individual's income. For individual UK share owners, the tax credit will satisfy the whole of the lower and basic tax liability. Higher rate taxpayers pay tax at 32.5% on the gross dividend. However, the tax credit is available for offset against the higher rate liability, such that the net additional amount payable is equal to 22.5% of the gross dividend plus the tax credit. So, for example, a dividend of L80 will carry a tax credit of L8.89 and the income tax payable on the dividend by an individual liable to income tax at the higher rate would be 32.5% of L88.89, namely L28.89, less the tax credit of L8.89, leaving a net tax charge of L20.

     A UK share owner that is a company will not generally be taxable on any dividend it receives from WPP.

     UK share owners who are not liable to income tax or corporation tax on dividends received by them from WPP will not be entitled to claim payment of the tax credit in respect of those dividends. However, investors holding their shares in WPP through personal equity plans ("PEPs") or Individual Savings Accounts ("ISAs") will be entitled to recover the tax credit on dividends paid by WPP until April 2004.

     For dividends paid to trustees of UK resident discretionary or accumulation trusts, the dividend plus tax credit will be subject to UK income tax at a rate of 25% with a non-refundable tax credit equal to one ninth of the dividend.

     The amount of the tax credit in respect of a dividend paid which constitutes income of a pension fund, charity or venture capital trust, will not be repaid. However, charities are entitled to claim from the Inland Revenue a payment equal to a proportion of any dividend paid before the tax year ending 6 April 2004.

     The right of a share owner who is not resident (for tax purposes) in the UK (a "non-resident share owner") to a tax credit in respect of a dividend received from WPP and to claim payment of any part of that tax credit will depend on the existence and terms of any double taxation convention between the UK and the country in which the share owner is resident. Non-resident share owners may also be subject to tax on dividend income under any law to which they are subject outside the UK.

13.   WORKING CAPITAL

      The Company is of the opinion that the enlarged WPP Group has sufficient working capital for its present requirements, that is for at least the next 12 months following the date of this document.

14.   GENERAL

     (a) There has been no significant change in the financial or trading position of the WPP Group since 30 June 2000, being the date to which WPP prepared its unaudited interim accounts.

     (b) There has been no significant change in the financial or trading position of the Y&R Group since 30 June 2000, being the date to which Y&R prepared its unaudited interim accounts.

     (c) Each of Goldman Sachs International and Merrill Lynch International have given and have not withdrawn their respective written consents to the issue of this document with the references to their respective names in the form and context in which they appear.

     (d) Each of Arthur Andersen and PricewaterhouseCoopers LLP have given and have not withdrawn their respective written consents to the inclusion of the references to their respective names (and their respective letters referred to in Parts III and IV of this document) in the form and context in which they are included and have authorised the contents of those parts of this document for the purposes of section 152(1)(e) of the Financial Services Act 1986.

     (e) The registrars of WPP are Computershare Services PLC, PO Box 82, The Pavilions, Bridgwater Road, Bristol BS99 7HH.

15.   DOCUMENTS AVAILABLE FOR INSPECTION

      Copies of the following documents will be available for inspection during usual business hours on any weekday (Saturdays and public holidays excepted) at the offices of Allen & Overy, One New Change, London
      EC4M 9QQ until the conclusion of the Extraordinary General Meeting:

     (a)   the Memorandum and Articles of Association of WPP;

     (b) the published audited consolidated accounts of WPP for the two financial years ended 31 December 1999 and the unaudited interim results for the six months ended 30 June 2000;

     (c) the published audited consolidated accounts of Y&R for the two financial years ended 31 December 1999 and the unaudited interim results for the six months ended 30 June 2000;

     (d)   the rules of the WPP Share Schemes;

     (e) the letter from PricewaterhouseCoopers LLP regarding the summary of differences between US GAAP and UK GAAP for Y&R set out in Section 6 of Part III of this document;

     (f)    the letter from Arthur Andersen set out in Part IV of this document;

     (g) the letter from Goldman Sachs & Co. dated 11 May 2000 giving its opinion as at that date that the consideration to be paid by WPP to Y&R Share Owners is fair from a financial point of view to WPP;

     (h) the letter from Merrill Lynch International dated 11 May 2000 giving its opinion as at that date that the consideration to be paid by WPP to Y&R Share Owners is fair from a financial point of view to WPP;

     (i) the service agreements and letters of appointment of the Directors of WPP and the service agreement for Mr. Dolan each of which is referred to in paragraph 7 of Part VI of this document;

     (j) the material contracts referred to in paragraph 9 of Part VI of this document;

     (k)   the Proxy Statement/Prospectus;

     (l) the written consents referred to in paragraph 14 of Part VI of this document;

     (m)  the Circular; and

     (n) the Y&R stock option plans pursuant to which the Y&R Stock Options have been granted.

Dated 25 August 2000

DEFINITIONS

The following definitions apply throughout this document, unless the context otherwise requires:

"Admission"                      means admission of the Consideration Shares to the Official
                                 List and to trading on the London Stock Exchange's market
                                 for listed securities and "Admission becoming effective"
                                 means it becoming effective in accordance with paragraph 7.1 of the Listing Rules and paragraph 2.1 of the admission and disclosure standards published by the London Stock Exchange;

"Articles" or "Articles of       the memorandum and articles of association of WPP;
 Association"

"Board"                          the Board of Directors of WPP, or the Board of Directors of
                                 Y&R, as the context requires;

"Circular"                       the circular to WPP Share Owners dated the same date as
                                 these Listing Particulars containing, INTER ALIA, the notice of EGM;

"Companies Act"                  the Companies Act 1985;

"Company" or "WPP"               WPP Group plc;

"Consideration Shares"           the new WPP Ordinary Shares to be issued, credited as fully paid, pursuant to the Merger;

"CREST"                          a relevant system (as defined in the Regulations) in respect of which CRESTCo Limited is Operator (as defined in the
                                 Regulations), being a paperless system enabling securities to be evidenced otherwise than by way of a written
                                 instrument;

"Directors" or "WPP Directors"   the directors of WPP;

"Depositary"                     Citibank, N.A. in its capacity as depositary in respect of
                                 WPP ADSs;

"Effective Date"                 the date and time upon which all of the conditions to the
                                 Merger have been satisfied or waived;

"enlarged WPP Group"             the WPP Group as enlarged by the Y&R Group following
                                 completion of the Merger;

"European Commission"            the Commission of the European Communities established by
                                 Article 7 of the Treaty of Rome;

"Exchange Agent"                 an exchange agent reasonably acceptable to WPP and Y&R;

"Extraordinary General Meeting"  the extraordinary general meeting of WPP convened for
 or "EGM"                        10.00 a.m. on 29 September, 2000 for the purpose, INTER
                                 ALIA, of giving approval to the Merger;

"FRS"                            Financial Reporting Standards issued by the Accounting
                                 Standards Board;

"JMS"                            JMS Financial Services Limited;

"LIBOR"                          London Interbank Offered Rate;

"Listing Rules"                  the listing rules of the UK Listing Authority;

"London Stock Exchange"          London Stock Exchange plc;

"Long Stop Date"                 11 February 2001;

"Material Adverse Effect"        with respect to any entity, a material adverse effect on the financial condition, properties, business or results of
                                 operations of such entity and its subsidiaries, taken as a whole except that events, consequences or conditions caused by the following will not be considered to have a material adverse effect: (i) the announcement of the Merger Agreement and the Merger, including any termination or reduction in
                                 client business due to the announcement of completion of the
                                 Merger or the identity of the parties to the Merger;
                                 (ii) the impact of any change in business of specified
                                 clients publicly announced before the Merger Agreement is
                                 signed; or (iii) general changes in economic conditions in the broader economy or the advertising industry, unless the change materially and disproportionately effects only one
                                 party to the Merger Agreement;

"Member State"                   a member country of the European Union;

"Merger"                         the proposed merger of WPP with Y&R, details of which are
                                 set out in this document;

"Merger Agreement"               the amended and restated agreement and plan of merger dated as of
                                 11 May 2000 between WPP, Y&R, York Merger Corp and York II
                                 Merger Corp;

"Nasdaq"                         National Association of Securities Dealers Automated
                                 Quotation System National Market;

"Noon Buying Rate"               the noon buying rate in New York City for cable transfers in sterling as certified for customs purposes by the Federal
                                 Reserve Bank of New York;

"Official List"                  the official list of the UK Listing Authority;

"Proposed Directors"             the proposed new directors of WPP whose names are set out in paragraph 7.2 of Part VI of this document;

"Proxy Statement/ Prospectus"    the proxy statement/prospectus distributed to Y&R Share
                                 Owners to seek their approval to the Merger;

"Regulations"                    the Uncertificated Securities Regulations 1995 (SI 1995 No.
                                 95/3272);

"SDRT"                           stamp duty reserve tax;

"SEC"                            US Securities and Exchange Commission;

"share owner"                    a holder of WPP Ordinary Shares or Y&R Common Shares, as the context requires;

"sterling", "L" and "p"          the lawful currency of the UK;

"UK GAAP"                        generally accepted accounting principles in the UK;

"uncertificated" or "in          record on the relevant register of the share or security
 uncertificated form"            concerned as being held in uncertificated form in CREST, and title to which by virtue of the Regulations may be
                                 transferred by means of CREST;

"United Kingdom" or "UK"         the United Kingdom of Great Britain and Northern Ireland;

"United States" or "US"          the United States of America, its territories and
                                 possessions, any state of the United States and the District of Columbia and all other areas subject to its jurisdiction;

"US Code"                        US Internal Revenue Code of 1986, as amended;

"US Dollars", "US$" or "$"       the lawful currency of the United States;

"US GAAP"                        generally accepted accounting principles in the US;

"WPP ADR"                        an American Depositary Receipt evidencing a WPP ADS;

"WPP ADS"                        an American Depositary Share representing five WPP Ordinary
                                 Shares;

"WPP Group"                      WPP and its subsidiary undertakings and, where the context requires, its interests in joint ventures and associated
                                 undertakings;

"WPP Ordinary Shares"            ordinary shares of 10p each in WPP;

"WPP Share Owner"                a holder of WPP Ordinary Shares;

"WPP Share Schemes"              The WPP Worldwide Ownership Plan 1996, The WPP Executive
                                 Share Option Scheme 1994, The WPP Executive Stock Option
                                 Plan 1996, The WPP Executive Share Option Scheme, The WPP
                                 Performance Share Plan, the WPP Operating Company Long Term
                                 Incentive Plan, the Leadership Equity Acquisition Plan, The
                                 Capital Investment Plan and the Notional Share Award Plan;

"Y&R" or "Young & Rubicam"       Young & Rubicam Inc.;

"Y&R Common Shares"              shares of common stock of par value US$0.1 of Y&R;

"Y&R Convertible Notes"          the Young & Rubicam 3% Convertible Subordinated Notes due
                                 2005;

"Y&R Directors"                  the Directors of Y&R;

"Y&R Group"                      Y&R and its subsidiary undertakings and, where the context requires, its interests in joint ventures and associated
                                 undertakings;

"Y&R Share Owner"                a holder of Y&R Common Shares;

"Y&R Stock Options"              options to acquire Y&R Common Shares pursuant to the
                                 following stock option plans:

                                 Young & Rubicam Inc. Incentive Compensation Plan, Young &
                                 Rubicam Inc. Change in Control Severance Plan, Young &
                                 Rubicam Inc. Directors Stock Option Plan, Young & Rubicam
                                 Inc. Director Deferred Fee Plan, (as amended), Young &
                                 Rubicam Inc. Deferred Compensation Plan, Young & Rubicam
                                 Holdings Inc. Restricted Stock Plan, and Young & Rubicam
                                 Holdings Inc. Management Stock Option Plan;

"York Merger Corp"               York Merger Corp., a wholly-owned subsidiary of WPP
                                 incorporated in the State of Delaware;

"York II Merger Corp"            a whollly owned subsidiary of York Merger Corp.

                        MERRILL CORPORATION LTD. London
                                   00LON1326